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As filed with the Securities and Exchange Commission on July 25, 2005

Registration No. 333-123969

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Refco Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6200
(Primary Standard Industrial
Classification Code Number)
 One World Financial Center
200 Liberty Street, Tower A
New York, New York 10281
(212) 693-7000
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)	20-2537426 (I.R.S. Employer Identification No.)

Dennis A. Klejna
Refco Inc.
One World Financial Center
200 Liberty Street, Tower A
New York, New York 10281
(212) 693-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Todd R. Chandler, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Joseph P. Collins, Esq. Edward S. Best, Esq. Mayer, Brown, Rowe and Maw LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	George A. Stephanakis, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value	$605,000,000	$71,208.50(2)

(1)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)
The Registrant has previously paid a registration fee of $67,677.50.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 25, 2005

25,000,000 Shares

Refco Inc.
Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $19.00 and $21.00 per share. We are selling 12,500,000 shares of common stock and the selling stockholders are selling 12,500,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. We have applied to list our common stock on the New York Stock Exchange under the symbol "RFX."

        The underwriters have an option to purchase a maximum of 3,750,000 additional shares from us to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Refco	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about             , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston
Goldman, Sachs & Co.
Banc of America Securities LLC

Co-Managers

Deutsche Bank Securities

                                JPMorgan

                                                     Merrill Lynch & Co.

Sandler O'Neill & Partners, L.P.

HSBC

The date of this prospectus is             , 2005.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        "REFCO" and the Refco logo are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. As indicated in this prospectus, we have included market data and industry forecasts that were obtained from industry publications.

Dealer Prospectus Delivery Obligation

        Until            , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights key information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including "Risk Factors," our consolidated financial statements and the related notes thereto and the other documents to which this prospectus refers, before making an investment decision. In this prospectus, the terms "Refco," "we," "our" and "us" refer to Refco Inc. and its subsidiaries. The terms "fiscal year" and "FY" refer to the 52 or 53 weeks ended on the final day in February, while the terms "calendar year" and "year" refer to the year ended December 31 of the year referenced.

Our Company

        We are a leading independent provider of execution and clearing services for exchange-traded derivatives and a major provider of prime brokerage services in the fixed income and foreign exchange markets. We offer our customers rapid, low-cost trade execution and clearing services on a broad spectrum of derivatives exchanges and over-the-counter markets. We serve over 200,000 customer accounts from our 23 locations in 14 countries with a focus on delivering superior customer service. Our customers include corporations, government agencies, hedge funds, managed futures funds, pension funds, financial institutions, retail clients and professional traders.

        In 2004, we were the largest provider of customer transaction volume to the Chicago Mercantile Exchange, the largest derivatives exchange in the United States. In fiscal year 2005, we processed 654 million derivatives contracts, a volume of derivatives contracts greater than the volume traded on the Chicago Board of Trade, the Chicago Board Options Exchange or the New York Mercantile Exchange during the same period. We are more diversified than any individual exchange, as we offer access to multiple products on virtually all major derivatives exchanges worldwide as well as over-the-counter markets.

        In fiscal year 2005, we cleared over $13.7 trillion in U.S. Treasury repurchase transactions and processed over $1.2 trillion in customer volume in the foreign exchange market. In 2004, we ranked fourth among Fixed Income Clearing Corporation member firms in terms of cleared U.S. Treasury repurchase transaction volume and eighth for U.S. Treasury cash transaction volume.

        Our revenues are primarily comprised of:

  •
  transaction fees earned from executing and clearing customer orders; and

  •
  interest income earned on cash balances in our customers' accounts and from providing financing through repurchase transactions.

For the year ended February 28, 2005, we generated $1,331.9 million of net revenues and $176.3 million of net income and for the three months ended May 31, 2005, we generated $411.6 million of net revenues and $42.6 million of net income.

        We have positioned ourselves to benefit from strong growth in the exchange-traded derivatives, fixed income and foreign exchange markets. We have also acquired businesses that have enabled us to enter new markets and geographic regions. As a result, our business has grown significantly over the last several years, as exemplified by the following:

  •
  volume of cleared transactions in exchange-traded derivatives contracts has increased from 80.8 million in fiscal year 2001 to 653.7 million in fiscal year 2005, a compound annual growth rate of 68.7%;

  •
  volume of cleared U.S. Treasury repurchase transactions has increased from 0.4 million in fiscal year 2000 to 3.5 million in fiscal year 2005, a compound annual growth rate of 54.3%;

  •
  volume of global foreign exchange transactions processed has increased from $482.4 billion in fiscal year 2002 to $1,216.5 billion in fiscal year 2005, a compound annual growth rate of 36.1%;

  •
  net revenues have grown from $461.0 million in fiscal year 2000 to $1,331.9 million in fiscal year 2005, a compound annual growth rate of 23.6%; and

  •
  operating profit has increased from $61.0 million in fiscal year 2000 to $150.6 million in fiscal year 2005, a compound annual growth rate of 19.8%.

Our Competitive Strengths

        We believe our following competitive strengths will enable us to continue to successfully grow our business and increase our profitability:

  •
  Established Market Position.    As of May 31, 2005, we were the largest independent Futures Commission Merchant in the United States based on domestic customer segregated fund balances of approximately $4.1 billion. We are a clearing member on virtually all major domestic and international derivatives exchanges. We believe our leading market position allows us to provide our customers a broad product offering, superior customer service and leading technology at low cost.

  •
  Diversified Across Customers, Products and Markets.    We serve more than 200,000 accounts for customers that include corporations, government agencies, hedge funds, managed futures funds, pension funds, financial institutions, retail clients and professional traders. We believe this diversification reduces our overall earnings volatility and dependence on any one customer segment, product or market.

  •
  Direct Customer Relationships.    We serve as an essential intermediary between our customers and the financial markets and, unlike an exchange, we maintain direct relationships with our customers. These customer relationships allow us to benefit from customer trading of a variety of products across multiple exchanges and markets.

  •
  Scalable Operating Platform.    Our business benefits from a scalable operating platform. Our existing infrastructure is capable of processing significant additional volumes with limited incremental increases in our Employee Compensation and Benefits expenses and General, Administrative and Other expenses.

  •
  Ability to Generate Free Cash Flow and Reduce Financial Leverage.    We generate significant free cash flow, which is available for reinvestment in our business, debt service and reduction, acquisitions and other uses. In January 2005, we voluntarily prepaid $150.0 million of our bank debt.

  •
  Proven and Committed Management Team.    The members of our senior management team have an average of 24 years of industry experience. Under their leadership, net revenues have grown at a compound annual growth rate of 23.6% from fiscal year 2000 through fiscal year 2005.

Our Business Strategy

        We plan on continuing to capitalize on the economies of scale arising from our large execution and clearing volumes and to increase our transaction volumes, revenues and profitability by executing the following strategies:

  •
  Capitalize on Growing Markets and New Product Opportunities.    We will continue to identify opportunities for growth within our markets and for new product offerings while leveraging the customer relationships, liquidity and transaction processing platform of our existing businesses.

  •
  Profit from Maturing Markets.    We seek to continue to take advantage of our scale and operating efficiency to profit from providing execution and clearing services at a low cost to customers in transparent, highly liquid, commoditized markets.

  •
  Offer Unconflicted Access to Markets.    We strive to differentiate our business offerings from our competitors' offerings by focusing solely on customer business and leveraging our transaction processing capabilities. We believe our focus on acting as an agent is important to customers concerned about quality of execution and potential conflicts of interest.

  •
  Grow Our Customer Base.    The significant growth of the markets in which we participate creates opportunities for us to attract new customers. Our dedicated sales force of over 1,000 individuals focuses on developing new corporate and institutional accounts and deepening existing relationships. We have also developed online platforms to attract the growing base of customers who trade over the Internet. As we continue to grow, we will maintain our focus on providing high levels of customer service.

  •
  Capitalize on Shift to Electronic Trading.    Many markets and exchanges are increasingly using electronic trading and moving away from the traditional open outcry method. We believe increased electronic trading has created an opportunity for us to increase market share in our various markets as our operating platform is well suited to accommodate this technological shift.

  •
  Manage Risk Prudently.    We plan to continue to monitor and improve our exposure to customer and counterparty risk throughout our operations using our comprehensive risk management system.

  •
  Pursue Selective Strategic Acquisitions.    We intend to pursue selective acquisitions that will expand our service capabilities or customer base or provide greater access to trading in a wider range of products.

Our Businesses

        We are organized into two operating business segments for financial reporting purposes: Derivatives Brokerage & Clearing and Prime Brokerage/Capital Markets.

Derivatives Brokerage & Clearing

        We provide our customers with access to trading in a wide range of derivatives products, including interest rate, equity index, energy, agriculture, foreign currency and metals contracts, across virtually all of the major derivatives exchanges. Customers use our Derivatives Brokerage & Clearing platform to place buy and sell orders for exchange-traded derivatives contracts, which we direct to the appropriate exchange for matching. We also facilitate confirmation and settlement of our customers' derivatives transactions and ensure that our customers have the appropriate collateral in their accounts to support their derivatives positions. We conduct these activities in our capacity as a regulated Futures Commission Merchant.

        Annual global trading volume in exchange-traded derivatives grew to approximately 8.8 billion contracts in 2004, representing a compound annual growth rate of approximately 20% over the past 15 years and approximately 25% from 2001 to 2004, according to the Bank for International Settlements. Volume growth in the exchange-traded derivatives market has been influenced by the following trends:

  •
  a shift towards electronic trading;

  •
  the increasing awareness and importance of risk management;

  •
  the introduction of new derivatives products and exchanges;

  •
  a shift in trading from over-the-counter markets to on-exchange trading; and

  •
  increased competition among exchanges and clearing platforms.

        From fiscal year 2000 through fiscal year 2005, our Derivatives Brokerage & Clearing net revenues and operating profit have grown at compound annual growth rates of 24.3% and 33.3%, respectively.

Prime Brokerage/Capital Markets

        We offer prime brokerage services, including execution, clearing, securities financing, securities lending, custody and trade processing. We provide these prime brokerage services primarily in the U.S. Treasury securities, non-dollar fixed income and foreign exchange markets. To the extent the products for which we provide brokerage services do not trade on regulated exchanges, we broker these transactions as a principal. Our customers include hedge funds and other financial institutions.

        Fixed Income.    Our fixed income operating platform provides our customers access to the interdealer broker market for U.S. Treasury securities. The interdealer broker market is an over-the-counter, wholesale securities market that allows brokers to trade with one another. In 2004, we ranked fourth among Fixed Income Clearing Corporation member firms in terms of cleared U.S. Treasury repurchase transaction volume and eighth for U.S. Treasury cash transaction volume. From 1999 to 2004, average daily trading volume in the interdealer broker market for U.S. Treasury securities and the average daily amount outstanding of repurchase agreements grew at compound annual growth rates of 17.4% and 16.1%, respectively. As we do not engage in strategy-based or directional proprietary trading, we do not face the same conflicts of interest with our customers as our competitors that engage in both agency and proprietary trading. We therefore provide our customers with unconflicted market access, in addition to price transparency, anonymity, high service levels and low-cost execution and clearing. Factors contributing to transaction volume growth in the interdealer broker market include:

  •
  growth in the total amount of debt outstanding;

  •
  increasing use of interest rate derivatives;

  •
  greater sensitivity to credit risk; and

  •
  the introduction of electronic trading platforms.

        Foreign Exchange.    We enable our customers to trade in the majority of the world's principal currencies in the form of spot, forwards and options in over-the-counter foreign exchange markets via several trading platforms. The global foreign exchange market is generally regarded as the largest financial market in the world as measured by transaction value. Estimated average daily volume as of April 2004, for example, was $1.9 trillion, having grown at a 7.3% compound annual growth rate since 1989. While transaction volume in this market is dominated by money center banks, an increasing number of investors utilize the services of non-bank market participants, including independent brokers such as us. Factors contributing to transaction volume growth in the foreign exchange markets include:

  •
  increased cross-border trade and investment;

  •
  increasing use of foreign exchange as a hedging tool;

  •
  alternative investment asset flows; and

  •
  the emergence of electronic brokerage.

        From fiscal year 2000 through fiscal year 2005, our Prime Brokerage/Capital Markets net revenues and operating profit have grown at compound annual growth rates of 26.0% and 38.2%, respectively.

Recent Transactions

The THL Transactions

        On August 5, 2004, THL Refco Acquisition Partners, an affiliate of Thomas H. Lee Partners, L.P., and its affiliates and co-investors acquired approximately 57% of the equity interests in our indirect subsidiary, Refco Group Ltd., LLC ("Refco Group"), which they hold through our direct subsidiary New Refco Group Ltd., LLC ("New Refco"), for approximately $507.0 million in cash. In connection with the transaction, Phillip Bennett, our President and Chief Executive Officer, exchanged his existing equity investment of approximately $382.5 million in Refco Group for an approximate 42.8% equity interest in New Refco, and other members of our management made an investment in New Refco aggregating approximately $4.5 million in cash. Concurrently with the closing of the acquisition, Refco Group entered into senior credit facilities providing for a fully drawn $800.0 million term loan and an undrawn $75.0 million revolving loan facility, and, together with Refco Finance Inc., issued $600.0 million in aggregate principal amount of senior subordinated notes. Also concurrently with the consummation of the transactions described above, Refco Group distributed $550.0 million in cash as well as all of the equity interests of Forstmann-Leff International Associates, LLC, which at that time owned substantially all the assets of Refco Group's Asset Management business to Refco Group Holdings, Inc., an entity that was owned by Tone Grant and Phillip Bennett and that is now wholly owned by Phillip Bennett. We refer to the foregoing transactions collectively as the "THL Transactions."

The Reincorporation

        Prior to this offering, we conducted our business through Refco Group and its direct and indirect subsidiaries. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Refco Inc., a newly formed Delaware corporation that will be a direct, wholly-owned subsidiary of New Refco and following the transactions described below will act as a holding company for our business, will enter into the following transactions:

  •
  Refco Inc. will issue an aggregate of 63,263,162 shares of its common stock to Thomas H. Lee Equity Fund V, L.P. and its affiliates and co-investors in exchange for the direct or indirect equity interests in New Refco held by such parties;

  •
  Refco Group Holdings, Inc., which is wholly-owned by Phillip Bennett, our President and Chief Executive Officer, will contribute all of its Class A member interests in New Refco to Refco Inc. in exchange for 28,593,058 shares of its common stock;

  •
  The Phillip R. Bennett Three Year Annuity Trust, in respect of which Phillip Bennett, our President and Chief Executive Officer, is both Trustee and Beneficiary, will contribute all of its Class A member interests in New Refco to Refco Inc. in exchange for 19,131,784 shares of its common stock;

  •
  Our officers who hold Class A member interests in New Refco will contribute all of their Class A member interests in New Refco to Refco Inc. in exchange for an aggregate of 243,299 shares of its common stock; and

  •
  Our officers, directors and employees who hold Class B member interests in New Refco will contribute all of their Class B member interests in New Refco to Refco Inc. in exchange for an aggregate of 3,768,697 shares of its common stock, which shares shall be subject to vesting.

        We refer to the transactions listed above as the "Reincorporation."

        As a result of these transactions, Refco Inc. will own all of the outstanding member interests of New Refco. Refco Inc. is a Delaware "C" corporation, and as such is subject to federal and state income taxes. Our previous holding company, New Refco, is a limited liability company not subject to federal or state income taxes, and as such, the historical financial data included in this prospectus do not reflect what our financial position and results of operations would have been had we been a taxable corporation. We expect to record a net deferred tax asset and a corresponding credit to our provision for income taxes of approximately $120.2 million immediately before the effectiveness of the registration statement of which this prospectus is a part. This deferred tax asset primarily results from the excess of the tax basis over the book basis of certain of our intangible assets. We expect to realize future reductions in our current tax expense as these intangibles are amortized and deducted from taxable income on our tax returns. Prior to the closing of this offering, New Refco intends to make a cash distribution of approximately $27.9 million to the members of New Refco to enable them to meet their estimated income tax obligations for the period from January 1, 2005 to the date of the Reincorporation. The amount of this distribution will be based on New Refco's estimated net taxable income from January 1, 2005 to the date of the Reincorporation. Purchasers of shares in the offering will not receive this distribution. Prior to the closing of this offering, Refco Group Holdings, Inc. will make a cash contribution of approximately $21.7 million to New Refco, which amount is equal to the amount of tax distributions that Refco Group Holdings, Inc. received from New Refco in excess of its pro rata share of all tax distributions made to members of New Refco prior to the offering.

        This prospectus does not include financial statements of Refco Inc. because it has only been formed recently for the purpose of effecting the offering and until the consummation of the transactions described above, will hold no material assets and will not engage in any operations.

        For more information on the THL Transactions and the Reincorporation, see "Certain Relationships and Related Transactions."

        Our ownership and corporate structure immediately following the Reincorporation and this offering are set forth in the following chart:

(1)
Ownership by Phillip R. Bennett, which constitutes 33.8% of our outstanding common stock following the offering, represents direct ownership and indirect ownership through each of Refco Group Holdings, Inc. and The Phillip R. Bennett Three Year Annuity Trust.

(2)
Undrawn as of May 31, 2005.

(3)
We intend to use a portion of the net proceeds of this offering to redeem $210.0 million aggregate principal amount of the outstanding senior subordinated notes due 2012. In connection with the redemption, we expect to recognize a loss for the write-off of deferred financing costs of $7.4 million and a loss of $18.9 million for the prepayment penalty.

Acquisition of Cargill Investor Services

        On June 22, 2005, Refco Group announced that it has entered into a definitive agreement to acquire the global brokerage operations of Cargill Investor Services, or CIS, for $208.0 million in cash and future contingent cash payments of between $67.0 million and $192.0 million, based on the performance of the acquired operations. Based solely on preliminary unaudited information provided to us by the seller, the total sales of the acquired business for the year ended May 31, 2005 are estimated to be between $225.0 million and $235.0 million. This financial information is subject to revision based upon the completion of the audit by the independent accountants of the acquired business. The receipt of audited financial statements for the acquired business that are consistent with the preliminary financial statements provided to us by the seller is a condition to our obligation to consummate such acquisition. The audited total sales of the acquired business may be materially different from estimated total sales, and you should not place undue reliance on this estimated information. The transaction, which is subject to the receipt of regulatory approvals and other closing conditions, including the condition described above, is expected to close in the next two months. We cannot assure you that the transaction will close on that schedule or at all.

Our Executive Offices

        We are a Delaware corporation. Our principal executive offices are located at One World Financial Center, 200 Liberty Street, Tower A, New York, New York 10281, and our telephone number is (212) 693-7000. We also have a website located at www.refco.com. The information that appears on our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by us	12,500,000 shares.
Common stock offered by the selling stockholders	12,500,000 shares.
Total offering	25,000,000 shares.
Common stock to be outstanding after this offering	127,500,000 shares.
Use of proceeds
We intend to use the net proceeds of this offering to redeem $210.0 million aggregate principal amount of our outstanding senior subordinated notes due 2012 (together with the related premium and accrued and unpaid interest thereon to the redemption date) and for general corporate purposes, including working capital and potential acquisitions. Any proceeds from the exercise of the underwriters' option to purchase additional shares from us will be used to pay a dividend to our stockholders of record prior to this offering. Investors in this offering will not receive any portion of the dividend. See "Use of Proceeds" and "Dividend Policy." We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.
Dividend policy	Except for the dividend payment described above, we do not anticipate paying any dividends on our common stock in the foreseeable future.
Proposed New York Stock Exchange symbol	RFX.
Risk factors	See "Risk Factors" beginning on page 13 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

        Unless otherwise indicated, all of the information in this prospectus:

  •
  gives effect to the transactions described under "Prospectus Summary—Recent Transactions;"

  •
  excludes 3,881,303 shares of our common stock reserved for future grants under our compensation plans;

  •
  assumes no exercise of the underwriters' option to purchase up to an additional 3,750,000 shares from us; and

  •
  assumes an initial public offering price of $20.00 per share, the midpoint of the offering range set forth on the cover of this prospectus.

Summary Historical and Pro Forma Consolidated Financial Data

        Set forth below is summary historical and pro forma consolidated financial data, at the dates and for the periods indicated, for New Refco and its predecessor, Refco Group, which holds all of our operating subsidiaries and will be an indirect subsidiary of Refco Inc. following the Reincorporation. This prospectus does not include financial statements of Refco Inc. because it has only been formed recently for the purpose of effecting this offering and until the consummation of the Reincorporation, will hold no material assets and will not engage in any operations.

        We derived the summary historical consolidated financial data for the years ended February 28, 2003 and February 29, 2004 and for the period from March 1, 2004 through August 5, 2004 and the period from August 6, 2004 through February 28, 2005 from our audited consolidated financial statements. We derived the summary historical consolidated financial data for the three months ended May 31, 2004 and 2005 from our unaudited interim consolidated financial statements. The unaudited consolidated financial statements as of May 31, 2005 and for the three months ended May 31, 2004 and 2005 include all adjustments (consisting of normal, recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of our financial position and result of operations for the period presented. The results for the three months ended May 31, 2005 are not necessarily indicative of our results of operations for a full fiscal year.

        The unaudited summary pro forma financial data presented for all periods indicated below were derived from the unaudited pro forma financial statements included elsewhere in this prospectus. The pro forma statement of income data gives effect, in all periods presented, to the completion of (i) the THL Transactions, (ii) the Reincorporation and the conduct of our operations under Refco Inc., a new holding company that is a Delaware "C" corporation, and (iii) this offering and application of the net proceeds therefrom as if they had all occurred on March 1, 2004. The pro forma balance sheet data gives effect to the completion of (i) the Reincorporation and (ii) this offering and the application of the net proceeds therefrom as if they had occurred on May 31, 2005. Prior to the Reincorporation, all federal and state taxes on the income of New Refco have been payable by the members. As a "C" corporation, we are responsible for the payment of all federal and state corporate income taxes and, accordingly, the unaudited pro forma consolidated statement of income data give effect to the pro forma provision for income tax expense for all periods set forth below. The pro forma data gives effect to our issuance of 12,500,000 shares of common stock in this offering at the assumed initial public offering price of $20.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus and the application of the net proceeds for this offering, after deducting the underwriting discounts, commissions and estimated expenses payable by us in connection with this offering, as described under "Use of Proceeds."

        The pro forma financial data is included for informational purposes only and does not purport to represent what our results of operations would have actually been during the periods presented, nor does the pro forma data give effect to any events other than those discussed above and in the related notes. As a result, the pro forma operating results are not necessarily indicative of the operating results for any future period. See "Certain Relationships and Related Transactions" for a description of the Reincorporation.

        You should read the data set forth below in conjunction with our consolidated financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements," "Capitalization," "Selected Historical and Pro Forma Consolidated Financial Data," "Certain Relationships and Related Transactions" and other financial information included elsewhere in this prospectus.

	Predecessor			Successor		Predecessor	Successor
	Fiscal Year Ended February 28,		Period from March 1, 2004 through August 5, 2004	Period from August 6, 2004 through February 28, 2005
					Pro Forma Year Ended February 28, 2005
						Three Months Ended May 31, 2004	Three Months Ended May 31, 2005	Pro Forma Three Months Ended May 31, 2005
	2003	2004(1)
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per share data)
Statement of Income Data:
Revenues:
Commissions and brokerage	$572	$645	$362	$487	$849	$216	$244	$244
Interest	2,387	1,052	769	1,817	2,586	378	939	939
Principal transactions, net	83	166	119	161	280	61	115	115
Asset management and advisory fees	—	7	4	9	12	2	6	6
Other	4	4	2	6	8	1	8	8

Total revenues	3,046	1,874	1,256	2,479	3,736	657	1,312	1,312

Expenses:
Commissions and order execution costs	385	412	244	359	603	143	208	208
Interest	2,182	898	707	1,765	2,477	344	924	919
Employee compensation and benefits	181	205	109	158	267	65	74	74
General, administrative and other	143	170	97	146	247	48	62	61

Total expenses	2,891	1,685	1,157	2,428	3,594	599	1,268	1,262

Income from equity investees					25			14
Provision for income taxes(2)	1	12	8	6	72	6	5	21
Members' interest in earnings (losses) of subsidiary	—	1	6	(17)	(11)	1	10	10
Dividends on preferred securities	16	—	—	—	—	—	—	—
Income from equity investees	2	11	8	17	—	7	14	—
Discontinued operations, net of taxes	—	—	4	—	—	2	—	—
Net income(2)	$140	$187	$98	$78	$106	$59	$43	$32
Net income per share data:
Net income per share:
Basic					$0.85			$0.26

Diluted					$0.84			$0.25

Weighted average shares outstanding:
Basic					123.6			123.6

Diluted					126.3			126.3

	As of February 28,		As of May 31, 2005
	2004(3)	2005	Actual	Pro Forma
			(unaudited)	(unaudited)
	(dollars in millions)
Balance Sheet Data:
Total assets	$33,332	$48,765	$74,317	$74,413
Long-term debt and preferred securities issued by subsidiaries:
Long-term borrowings	316	1,238	1,236	1,026
Subordinated debt	16	—	—	—
Preferred securities issued by subsidiaries	—	—	—	—

Total long-term debt and preferred securities issued by subsidiaries	332	1,238	1,236	1,026
Members' equity	616	150	185
Stockholders' equity				492
	Fiscal Year Ended February 28,		Period from March 1, 2004 through August 5, 2004	Period from August 6, 2004 through February 28, 2005	Three Months Ended May 31,
	2003	2004(1)			2004	2005
					(unaudited)	(unaudited)
	(dollars in millions)
Other Financial Data:
Depreciation and amortization	$23	$26	$12	$18	$6	$10
Long-term debt interest	27	31	12	56	7	23
Capital expenditures	12	11	5	9	3	3
	Fiscal Year Ended February 28,			Three Months Ended May 31,
	2003	2004(1)	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Data:
Derivatives contract volume (contracts in millions)	401	472	654	159	207
Foreign exchange volume (in billions)	$474	$682	$1,217	$180.8	$409.8
Average customer deposits (in billions)	$3.6	$4.0	$4.2	$4.1	$4.5
Average domestic net repo book (in billions)	$21	$27	$32	$37	$46

(1)
Year ended February 29.

(2)
Historical net income and provision for income taxes do not give effect to our reorganization as a "C" corporation and do not reflect additional federal, state and local income taxes that we would have been required to pay had we been a taxable corporation during the periods presented. The pro forma combined effective federal, foreign, state and local tax rate for all periods presented is 41%. As a "C" corporation, we will record a cumulative net deferred tax asset and corresponding credit to our income tax provision of approximately $120.2 million. This deferred tax asset primarily results from the excess of the tax basis over the book basis of certain of our intangible assets. We expect to realize future reductions in our current tax expense as these intangibles are amortized and deducted from taxable income on our tax returns.

(3)
As of February 29.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. Presented below are all the risks that management deems material to an investment in our common stock. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making an investment decision. As a result of any of these risks our business, results of operations or financial condition may be adversely affected, and you may lose all or part of your investment in our common stock.

Risks Relating to Our Company

Changes in domestic and international market factors that reduce trading volumes or interest rates could significantly harm our business.

        We generate revenues primarily from transaction fees we earn from executing and clearing customer orders and from interest income we earn on cash balances in our customers' accounts and from providing secured financing through repurchase transactions. These revenue sources are substantially dependent on customer trading volumes and interest rates. We are, in particular, affected by our customers' trading volumes and their demand for particular derivatives products, such as foreign exchange, interest rate, equity and fixed income futures and options. The volume of transactions our customers conduct with us and interest rates are directly affected by domestic and international market factors that are beyond our control, including:

  •
  economic, political and market conditions;

  •
  broad trends in industry and finance;

  •
  changes in levels of trading activity in the broader marketplace;

  •
  price levels and price volatility in the derivatives, fixed income, equity, foreign exchange and commodity markets;

  •
  legislative and regulatory changes;

  •
  the actions of our competitors;

  •
  changes in government monetary policies;

  •
  foreign exchange rates; and

  •
  inflation.

        Any one or more of these factors, or others, may contribute to reduced trading volumes or changes in interest rates. Any material decrease in trading volume in the securities markets in general, or the derivatives, fixed income and foreign exchange markets in particular, or any decline in prevailing interest rates would have a material adverse effect on our business, financial condition and operating results. By way of example, during the second quarter of fiscal year 2005, the seasonal decrease in exchange-traded derivative volumes in Europe (Eurex) and Chicago (the Chicago Mercantile Exchange), exacerbated by historically low levels of volatility in underlying equity and fixed income markets, resulted in a decrease of 5.0% in our transaction volume and a decrease of 7.3% in Derivatives Brokerage & Clearing revenues for the quarter ended August 31, 2004 as compared with the quarter ended May 31, 2004.

We face intense competition from other companies, and if we are not able to successfully compete with them, our business may be harmed.

        The derivatives, securities and financial services industries are highly competitive, and we expect that competition will intensify in the future. We have numerous current and prospective competitors, both domestically and internationally. Our primary competitors include both large, diversified financial institutions, such as major commercial and investment banks and independent Futures Commission Merchants, foreign broker-dealers and other specialty broker-dealers. Many of our competitors and potential competitors have larger customer bases, more established name recognition and greater financial, marketing, technological and personnel resources than we do. These resources may enable them to, among other things:

  •
  develop services similar to ours or new services that are preferred by our customers;

  •
  provide access to trading in products or a range of products that we do not offer;

  •
  provide better execution and clearing and lower transaction costs;

  •
  offer better, faster and more reliable technology;

  •
  take greater advantage of new or existing acquisitions, alliances and other opportunities;

  •
  more effectively market, promote and sell their services; and

  •
  better leverage their relationships with their customers.

        In addition, new or existing competitors could gain access to trading markets in which we currently enjoy a competitive advantage. For example, if additional competitors gained access to the interdealer broker market, it could adversely affect our advantage in providing trading access to the U.S. Treasury securities market. Other market participants, such as the exchanges, may expand their services and begin competing with us more directly. Even if new or existing competitors do not significantly erode our market share, they may offer their services at lower prices, and we may be required to reduce our fees significantly to remain competitive, which could have a material adverse effect on our profitability. If we fail to compete effectively, our business, financial condition and operating results could be materially harmed.

Our business could be adversely affected if we are unable to retain our existing customers or attract new customers.

        The success of our business depends, in part, on our ability to maintain and increase our customer base. Customers in our market are sensitive to, among other things, the costs of using our services, the quality of the services we offer, the speed and reliability of order execution and the breadth of our service offerings and the products and markets to which we offer access. We may not be able to continue to offer the pricing, service, speed and reliability of order execution or the service, product and market breadth that customers desire. In addition, our existing customers are not obligated to use our services and can switch providers of execution and clearing services or decrease their trading activity conducted through us at any time. As a result, we may fail to retain existing customers or be unable to attract new customers. Our failure to maintain or attract customers could have a material adverse effect on our business, financial condition and operating results.

We rely on relationships with our introducing brokers for obtaining some of our customers. The failure to maintain these relationships could adversely affect our business.

        We have relationships with introducing brokers who assist us in establishing new customer relationships and provide marketing and customer service functions for some of our customers. These introducing brokers receive compensation for introducing customers to us. Many of our relationships with introducing brokers are non-exclusive or may be cancelled on relatively short notice. In addition, our introducing brokers have no obligation to provide new customer relationships or minimum levels of transaction volume. Our failure to maintain these relationships with these introducing brokers or the failure of these introducing brokers to establish and maintain customer relationships would result in a loss of revenues, which could adversely affect our business.

Our business operations could be significantly disrupted if we lost the services of our President and Chief Executive Officer.

        Our future success depends to a significant degree upon the continued contributions of our management team, particularly our President and Chief Executive Officer, Phillip Bennett. Mr. Bennett may voluntarily terminate his employment with us at any time. The loss of the services of Mr. Bennett could adversely affect our ability to manage our business effectively or execute our business strategy. None of our agreements governing our debt instruments or other contracts includes a provision requiring the continued service of any key employee, and we do not maintain key man life insurance policies on any of our executive officers, including Mr. Bennett. See "Management—Directors and Executive Officers."

We may not be able to attract and retain the highly skilled employees we need to support our business.

        Our future success also depends upon the efforts of our qualified and highly trained sales personnel and upon our ability to recruit and retain highly skilled and often specialized personnel, particularly in light of the rapid pace of technological advances. The level of competition in our industry for individuals with this level of experience or these skills is intense. If we are not able to attract and retain highly skilled employees, it could have a material adverse effect on our business, financial condition and operating results.

We may not effectively manage our growth, which could materially harm our business.

        The growth of our business has placed and may continue to place a significant strain on our management, personnel, systems and resources. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology workforce. We must also maintain close coordination among our technology, compliance, risk management, accounting, finance, marketing and sales organizations. We may not manage our growth effectively. If we fail to do so, our business could be materially harmed.

        If we continue to grow, we may be required to increase our investment in facilities, personnel and financial and management systems and controls. Continued growth may also require expansion of our procedures for monitoring and assuring our compliance with applicable regulations and that we recruit, integrate, train and manage a growing employee base. The expansion of our existing businesses, our expansion into new businesses and the resulting growth of our employee base increase our need for internal audit and monitoring processes that are more extensive and broader in scope than those we have historically required. We may not be successful in implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

Our operations expose us to significant customer and counterparty credit risks.

        Customers and counterparties that owe us money, securities or other assets may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. As a clearing broker, we act on behalf of our customers for all trades consummated both on exchanges and in over-the-counter markets. Accordingly, we are responsible for our customers' obligations with respect to these transactions, which exposes us to significant credit risk. A substantial part of our working capital is at risk if customers default on their obligations to us and their account balances and security deposits are insufficient to meet all of their obligations. As of May 31, 2005, February 28, 2005 and February 29, 2004, our reserve against receivables from customers was $62.1 million, $61.2 million and $65.2 million, respectively. Although we regularly review credit exposures to specific customers and counterparties to address present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. We may be materially and adversely affected in the event of a significant default by our customers and counterparties.

We are subject to an SEC investigation, which could adversely affect our business.

        On May 16, 2005 we announced that our subsidiary, Refco Securities, LLC ("Refco Securities"), had received a "Wells Notice" from the SEC arising out of an investigation into short sales of the stock of Sedona Corporation. The Wells Notice stated that the SEC staff intends to recommend that a civil enforcement action be brought against Refco Securities, alleging violations of Section 17(a) of the Securities Act of 1933, as amended, Sections 10(b) and 17(a) of the Exchange Act of 1934, as amended, and Rules l0b-5, l7a-3 and 17a-4 thereunder, Section 220.8 of Regulation T, Conduct Rule 3370 of the National Association of Securities Dealers, Inc., aiding and abetting violations of Section 15(a) of the Exchange Act of 1934, as amended, and failure to comply with a prior SEC cease and desist order and the Section 21(a) order from the SEC. We are in active discussions with the SEC to resolve the matters raised in the investigation and believe that we are near a resolution on all material issues. This settlement likely will involve an injunction against future violations of certain provisions, including anti-fraud provisions, of the federal securities laws, an order to comply with the prior cease and desist order and the Section 21(a) order, an administrative censure, payment of a substantial civil penalty and retention of an independent consultant to review and make recommendations with respect to various business practices and procedures. We have recorded a reserve of $5.0 million for this potential settlement.

        Santo C. Maggio, the President and Chief Executive Officer of Refco Securities, also has been in negotiations with the SEC staff, and likewise is near a resolution of certain supervisory matters raised in the investigation. Mr. Maggio, as part of such resolution, is prepared to accept the entry of an administrative order suspending him for a year from any supervisory duties. While complying with the restrictions of such supervisory suspension, Mr. Maggio would continue to work for us and Refco Securities in his current capacities.

        Although we are working to finalize the terms of these settlements in a formal offer of settlement, we believe that the settlements as described above are highly likely and that the SEC staff would recommend such settlements to the SEC Commissioners, whose approval is required. However, we may not reach such settlements with the SEC staff on these terms, or at all or, even if we do, the SEC Commissioners may not approve such settlements. The terms of any final settlements approved by the SEC Commissioners, or any resolution of these matters if we or Mr. Maggio are unable to reach a settlement with the SEC, may be materially less favorable than the settlements described above and could have a material adverse effect on our business.

        In October 2003, we received a subpoena from the U.S. Attorney's Office for the Southern District of New York, which called for the production of documents we had produced to the SEC. In addition to producing documents in response to the foregoing subpoenas, we have made our employees available to testify before the SEC and to be interviewed by the U.S. Attorneys' office. Refco Securities, LLC has been advised orally that neither it nor Mr. Maggio is currently the subject of the U.S. Attorneys' investigation.

Our compliance and risk management methods might not be effective, which could increase the risk that we are subject to regulatory action or litigation or otherwise negatively impact our business.

        Our ability to comply with applicable laws, rules and regulations is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. If we fail to effectively establish and maintain such compliance and reporting systems or fail to attract and retain personnel who are capable of designing and operating such systems, it will increase the likelihood that we will become subject to legal and regulatory infractions, including civil litigation and investigations by regulatory agencies.

        For us to avoid a number of risks inherent in our business, it is necessary for us to have polices and procedures that identify, monitor and manage our risk exposure. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. Such policies may not be fully effective. Some of our risk management policies and procedures depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. Further, our risk management policies and procedures rely on a combination of technical and human controls and supervision, which are subject to error and failure. Some of our risk management policies and procedures are based on internally developed controls and observed historical market behavior and also involve reliance on industry standard practices. These policies and procedures may not adequately prevent future losses, particularly as they relate to extreme market movements, which may be significantly greater than comparable historical movements. While we have no reason to believe that our policies and procedures will not continue to be effective, they may not always be effective in the future, and we may not always be successful in monitoring or evaluating the risks to which we are or may be exposed. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results.

Failure to timely complete the acquisition of Cargill Investor Services' global brokerage operations could require us to revise our business plan.

        Although we expect to complete our acquisition of Cargill Investor Services' global brokerage operations in the next two months, the acquisition is subject to receipt of regulatory approvals and other closing conditions, including the receipt of audited financial statements for the acquired business that are consistent with the preliminary financial statements for the acquired business provided to us by the seller. Our failure to complete the acquisition on the expected schedule, or at all, could require us to revise our business plan and could otherwise have a material adverse effect on our business and on the trading price of our common stock.

Our acquisition, joint venture and investment strategies and any other new business initiatives we undertake involve risks, and if we are unable to manage these risks effectively, our business will be materially harmed.

        In the past, we have expanded our business through acquisitions, and to achieve our strategic objectives in the future, we may seek to acquire other companies, businesses or technologies. Acquisitions entail numerous risks, including the following:

  •
  difficulties in the integration of acquired operations, personnel or technologies;

  •
  diversion of management's attention from other business concerns;

  •
  assumption of unknown material liabilities or regulatory non-compliance issues;

  •
  failure to achieve financial or operating objectives with respect to an acquired company, business or technology;

  •
  amortization of acquired intangible assets, which would reduce future reported earnings; and

  •
  potential loss of customers or key employees of acquired companies.

Failure to manage our acquisitions to avoid these risks could have a material adverse effect on our business, financial condition and operating results. We have completed 16 acquisitions since 1999. If we continue to undertake acquisitions with a similar or greater frequency, these risks could be magnified and our personnel and other resources could become subject to additional strain.

        We also may seek to expand or enhance our operations by forming joint ventures, making other investments or undertaking other business initiatives and entering new lines of businesses. Entering into joint ventures also entails risks, including difficulties in developing and expanding the business of newly formed joint ventures, exercising influence over the activities of joint ventures in which we do not have a controlling interest and potential conflicts with our joint venture partners. Other investments and business initiatives may also involve risks, including but not limited to loss of investment. Any acquisition, joint venture, investment or other business initiative that we have or may enter into may not be successful. Unsuccessful joint ventures, investments and other business initiatives could harm our business, financial condition and operating results.

Our international operations involve special challenges that we may not be able to meet, which could adversely affect our financial results.

        We currently conduct international operations and plan to expand those operations. There are a number of risks inherent in doing business in international markets, particularly in the derivatives, fixed income and foreign exchange markets, which are heavily regulated in many jurisdictions outside the United States. These risks include:

  •
  less developed technological infrastructures and generally higher costs, which could result in lower customer acceptance of our services or customers having difficulty accessing our products and services;

  •
  the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;

  •
  difficulties in staffing and managing foreign operations;

  •
  fluctuations in currency exchange rates; and

  •
  potentially adverse tax consequences.

        Our operations in some less developed countries are also subject to the political, legal and economic risks associated with politically unstable and less developed regions of the world, including the risk of war and other international conflicts and actions by governmental authorities, insurgent groups, terrorists and others. Specifically, we conduct business in countries whose currencies may be unstable. Future instability in such currencies or the imposition of governmental or regulatory restrictions on such currencies could impede our foreign exchange business and our ability to collect on collateral held in such currencies.

        Although our revenues are denominated predominantly in U.S. dollars, we generally invest in assets that match the currency in which we expect the related liabilities to be paid. Members' equity held in local business units is kept primarily in local currencies to the extent that members' equity is required to satisfy regulatory and self-imposed capital requirements. This may adversely affect our reported combined members' equity when translated into U.S. dollars at the applicable exchange rate. The volatility of currency exchange rates may materially adversely affect our operating results.

        In addition, we are required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business. These may include laws, rules and regulations, including registration requirements relating to many aspects of the derivatives, fixed income and foreign exchange markets. Our compliance with these laws and regulations may be difficult and time consuming and may require significant expenditures and personnel requirements, and our failure to be in compliance would subject us to legal and regulatory liabilities. We have customers in numerous countries around the world in which we are not registered. As a result, we may become subject to the regulatory requirements of those countries. We may also experience difficulty in managing our international operations because of, among other things, competitive conditions overseas, management of foreign exchange risk, established domestic markets, language and cultural differences and economic or political instability. Any of these factors could have a material adverse effect on the success of our international operations or limit our ability to grow our international operations and, consequently, on our business, financial condition and operating results.

Our operating results are subject to significant fluctuations due to seasonality. As a result, you should not rely on our operating results in any particular period as an indication of our future performance.

        Our business experiences seasonal fluctuations. Financial markets often experience reduced trading activity during summer months and in the last fiscal quarter as a result of holidays. Traditional commodity derivatives, such as energy, will reflect changing supply/demand factors related to heating/cooling seasons. As a result of these factors, we may experience relatively higher trading volume and thus revenue during our first and third fiscal quarters and lower trading volume in our second fiscal quarter.

If we experience systems failures or capacity constraints, our ability to conduct our operations would be materially harmed.

        We are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations, whether owned and operated internally or by third parties. We receive and process a large portion of our trade orders through electronic means, such as through public and private communications networks. These computer and communications systems and networks are subject to performance degradation or failure from any number of reasons, including loss of power, acts of war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism, customer error or misuse, lack of proper maintenance or monitoring and similar events. During the terrorist attacks on the World Trade Center on September 11, 2001, we lost access to a significant portion of our communications and computer networks. Although the disruption of our operations as a result of this event was not material, future occurrences of any of the events listed above, or of any other events, could result in the material degradation or failure of our computer and communications systems and networks.

        If such a degradation or failure were to occur, it could cause any number of results, including:

  •
  unanticipated disruptions in service to our customers;

  •
  slower response times;

  •
  delays in our customers' trade execution;

  •
  failed settlement of trades; and

  •
  incomplete or inaccurate accounting, recording or processing of trades.

        Further, any of our redundant systems or disaster recovery plans may not have been implemented properly, and these systems and plans or our personnel may not be adequate to correct or mitigate any of the above events. In addition, any redundant systems, disaster recovery plans or personnel of our third-party service providers may not be adequate to correct or mitigate any of the above events or be implemented properly. The occurrence of degradation or failure of the communications and computer systems on which we rely may lead to financial losses, litigation or arbitration claims filed by or on behalf of our customers and regulatory investigations and sanctions, including by the Securities and Exchange Commission and the Commodity Futures Trading Commission, which require that our trade execution and communications systems be able to handle anticipated present and future peak trading volumes. Any such degradation or failure could also have a negative effect on our reputation, which in turn could cause us to lose existing customers to our competitors or make it more difficult for us to attract new customers in the future. Further, any financial loss that we suffer as a result of such degradations or failures could be magnified by price movements of contracts involved in transactions impacted by the degradation or failure, and we may be unable to take corrective action to mitigate any losses we suffer.

If we fail to maintain our computer and communications systems and networks properly or to upgrade and expand such systems and networks in response to technological change, our business will be materially harmed.

        We need to properly maintain the computer and communications systems and networks that we currently own and operate. We internally support and maintain many of our existing systems and networks, including those that are critical to our derivatives clearing operations. Our failure to adequately maintain these systems and networks could have a material effect on the performance and reliability of such systems and networks, which in turn could materially harm our business.

        Further, the markets in which we compete are characterized by rapidly changing technology, evolving customer demand and uses of our services and the emergence of new industry standards and practices that could render our existing technology and systems obsolete. Our future success will depend in part on our ability to anticipate and adapt to technological advancements, evolving customer demands and changing standards in a timely, cost-efficient and competitive manner and to upgrade and expand our systems accordingly. Any upgrades or expansions may require significant expenditures of funds and may also increase the probability that we will suffer system degradations and failures. We may not have sufficient funds to adequately update and expand our networks, and any upgrade or expansion attempts may not be successful and accepted by the marketplace and our customers. Our failure to adequately update and expand our systems and networks or to adapt our systems and technology to evolving customer demands or emerging industry standards would have a material adverse effect on our business.

We depend on third-party suppliers for a number of services, which are important to our business.

        We depend on a number of suppliers, such as banking, clearing and settlement organizations, telephone companies, online service providers, data processors and software and hardware vendors for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. These providers may not be able to continue to provide these services in an efficient, cost-effective manner or be able to adequately expand their services to meet our needs. In addition, our agreements with these providers come up for renewal or may be terminated from time to time. In such an event, we may be required to renegotiate the terms of an agreement on terms that are not as favorable as under the existing agreement, or we may be required to find a replacement supplier. An interruption in or the cessation of service by any service provider and our inability to make alternative arrangements on favorable terms, in a timely manner or at all, could have a material adverse effect on our business, financial condition and operating results.

Our networks and those of our third-party service providers may be vulnerable to security risks, including our inadvertent dissemination of non-public information, which could result in the wrongful use of our or our customers' information, interruptions or malfunctions in our operations or damage to our reputation.

        The secure transmission of confidential information over public networks is a critical element of our operations. Our networks, including our online trading platforms, and those of our third-party service providers, the exchanges and counterparties with whom we trade and our customers may be vulnerable to unauthorized access, computer viruses and other security problems, including our inadvertent dissemination of non-public information. Persons who circumvent security measures or gain access to customer information could wrongfully use our or our customers' information or cause interruptions or malfunctions in our operations, any of which could have a material adverse effect on our business, financial condition and operating results. Additionally, our reputation could be damaged. If an actual, threatened or perceived breach of our or our security providers' security were to occur, or if we were to inadvertently release confidential customer information, the market perception of the effectiveness of our security measures could be harmed and could cause customers to reduce or stop their use of our services, including our online trading platforms. We or our service providers may be required to expend significant resources to protect against the threat of any such security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Any security measures implemented by us or our service providers may prove to be inadequate and could result in incidental system failures and delays that could lower trading volumes and have an adverse effect on our business, financial condition and operating results.

We may be unable to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our technology and could adversely affect our ability to compete.

        Intellectual property is important to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party nondisclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in an effort to protect the confidentiality of our proprietary information. However, laws and our actual contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, thereby infringing our rights and allowing competitors to duplicate or replicate our products. Furthermore, these protections may not be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

        We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or may in the future operate may not protect intellectual property rights to the same extent as the laws of the United States.

        Defending against intellectual property infringement and related claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our services, pay royalties or enter into license agreements with third parties.

Claims that we misuse the intellectual property of others could subject us to litigation and significant liability and disrupt our business.

        There is frequent litigation based on allegations of infringement or other violations of intellectual property rights related to the development or use of technology, including suits in our industry. As the number of participants in our market increases and the number of patents and other intellectual property registrations increase, the possibility of an intellectual property claim against us grows. We have been sued on intellectual property grounds in the past and are currently the subject of a patent infringement lawsuit by Trading Technologies International, Inc. A third party may assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlap. For example, third parties may assert infringement claims against us in the future with respect to our electronic trading platforms or any of our other current or future services. Any claims, whether with or without merit, could:

  •
  be expensive and time consuming to defend;

  •
  prevent us from operating our business, or portions of our business;

  •
  cause us to cease developing, licensing or using all or any part of our electronic trading platform that incorporate the challenged intellectual property;

  •
  require us to redesign our products or services, which may not be feasible;

  •
  result in significant monetary liability;

  •
  divert management's attention and resources; and

  •
  require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, which may not be possible on commercially reasonable terms.

        Any of these events could have a material adverse effect on our business, financial condition and operating results.

We operate in a heavily regulated environment that imposes significant costs and compliance requirements on us. The failure to comply with the regulations to which we are subject could subject us to sanctions.

        We are extensively regulated by the Commodity Futures Trading Commission; the SEC; the National Association of Securities Dealers, our designated self-regulatory organization with respect to our registration as a broker-dealer; the Chicago Mercantile Exchange, our designated self-regulatory organization with respect to our registration as a Futures Commission Merchant; the National Futures Association; other exchanges of which we are a member; state regulatory agencies; and other domestic and foreign clearing organizations. If we fail to comply with applicable laws, rules or regulations, we may be subject to criminal conviction, increased reporting requirements, censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation or other sanctions, including revocation of our operating licenses.

        The organizations and agencies that regulate us have broad powers to investigate and enforce compliance and punish non-compliance with their rules and regulations. Neither we nor our managers, officers and employees may be able to fully comply with these rules and regulations, and we may be subject to claims or actions by these organizations and agencies, which could adversely affect our business.

Changes in legislation or regulations may affect our ability to conduct our business or reduce our profitability.

        The legislative and regulatory environment in which we operate has undergone significant change in the past and may undergo significant change again in the future. The federal government, the Commodity Futures Trading Commission, the SEC, the National Association of Securities Dealers, the Chicago Mercantile Exchange, the National Futures Association or other U.S. or foreign governmental authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business less profitable. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

        In addition, we use the Internet as the distribution channel to provide services to our customers. A number of regulatory agencies have recently adopted regulations regarding customer privacy and the use of customer information by service providers. Additional laws and regulations relating to the Internet may be adopted in the future, including regulations regarding the pricing, taxation, content and quality of products and services delivered over the Internet. Complying with these laws and regulations is expensive and time consuming and could limit our ability to use the Internet as a distribution channel, which could adversely affect our business.

Our auditors reported to us that, at February 28, 2005, there were two significant deficiencies in our internal controls over financial reporting.

        In connection with their audit of our most recently audited financial statements, our independent auditors reported to us that we had two significant deficiencies in our internal controls over financial reporting. Under standards established by the Public Company Accounting Oversight Board, a "significant deficiency" is defined as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. One significant deficiency was determined to exist based on the need to increase our existing finance department resources to be able to prepare financial statements that are fully compliant with all SEC reporting guidelines on a timely basis. The second significant deficiency was determined to exist based on our lack of formalized procedures for closing our books. Currently we utilize the services of an outside service provider to assist in our financial reporting process. As we prepare for the completion of the offering, we are in the process of enhancing our financial reporting capability by hiring additional internal audit and finance personnel and developing formalized closing procedures, including through the implementation of software upgrades throughout our operations. Although these measures are designed to address the issues raised by our independent auditors, these and any future measures may not enable us to remedy these significant deficiencies or avoid other significant deficiencies in the future. In addition, these and any other significant deficiencies will need to be addressed as part of the evaluation of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and may impair our ability to comply with Section 404. See "—We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002."

We will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy. Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

        We have historically operated our business as a private company. Following the effectiveness of our registration statement filed with the SEC regarding our senior subordinated notes, we became obligated to file with the SEC annual and quarterly information and other reports that are specified in Sections 13 and 15(d) of the Exchange Act, and we are required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. Upon completion of this offering, we will also become subject to other new financial and other reporting and corporate governance requirements, including the requirements of the New York Stock Exchange and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. In particular, we are, or will be, required to:

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  create or expand the roles and duties of our board of directors, our board committees and management;

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  institute a more comprehensive compliance function;

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  supplement our internal accounting function, including hiring a chief accounting officer, additional controllers and other staff with expertise in accounting and financial reporting for a public company, as well as enhance and formalize closing procedures at the end of our accounting periods;

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  prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

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  involve and retain to a greater degree outside counsel and accountants in the activities listed above;

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  establish an internal audit function;

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  enhance our investor relations function; and

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  establish new internal policies, such as those relating to disclosure controls and procedures and insider trading.

        These obligations require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could adversely affect our business or operating results. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired.

        Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE rules are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of those costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could adversely affect our business.

We are a "controlled company" within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon completion of this offering, Thomas H. Lee Partners, L.P. and Phillip Bennett, our President and Chief Executive Officer, will control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, as applicable, including (1) the requirement that a majority of our board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. Following this offering, we intend to avail ourselves of these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance committee or compensation committee consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

        We are in the process of evaluating, testing and implementing internal controls over financial reporting to enable management to report on, and our independent registered accounting firm to attest to, such internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002. While we anticipate being compliant with the requirements of Section 404 by our February 28, 2007 deadline, we cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. As a public company, we will be required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal controls that will, or are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to investigation and sanctions by regulatory authorities, such as the SEC and the NYSE. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls and hiring additional personnel. Any such actions could negatively affect our results of operations.

We are subject to significant litigation risk, which could adversely affect our business.

        Many aspects of our business involve substantial liability risks, and we could be exposed to substantial liability under federal and state laws and court decisions, as well as regulatory action by the SEC, the Commodity Futures Trading Commission and other regulatory organizations. These risks include, among others, potential civil litigation triggered by regulatory investigations, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction or that we provided materially false or misleading statements in connection with a transaction. The volume of claims and the amount of damages claimed in litigation and regulatory proceedings against financial intermediaries have been increasing. Dissatisfied customers frequently make claims against their service providers regarding quality of trade execution, improperly settled trades, mismanagement or even fraud. These risks also include potential liability from disputes over the exercise of our rights with respect to customer accounts and collateral. Although our customer agreements generally provide that we may exercise such rights with respect to customer accounts and collateral as we deem reasonably necessary for our protection, our exercise of these rights has at times led to claims by customers that we have exercised these rights improperly. For example, we are currently the subject of a lawsuit brought by a customer who has alleged that we improperly liquidated its position in connection with a margin call. See "Business—Legal Proceedings—Tradewinds." Even if we prevail in this or other cases or claims, we could incur significant legal expenses defending the cases or claims, even those without merit. An adverse resolution of any future cases or claims against us could have a material adverse effect on our reputation, financial condition or operating results.

We could be harmed by employee or introducing broker misconduct or errors that are difficult to detect and deter.

        There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Misconduct by our employees or introducing brokers could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of customers, improper use of confidential information or use of improper marketing materials. For example, during the mid-1990s, one of our brokers engaged in conduct that was violative of regulations of the Commodity Futures Trading Commission and the Chicago Board of Trade. This conduct resulted in awards and settlements of private arbitrations in 2001 of approximately $42 million and the payment by us of an aggregate $7.0 million in fines to the Commodity Futures Trading Commission and the Chicago Board of Trade in 1999. Employee or introducing broker misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It is not always possible to deter employee or introducing broker misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees or introducing brokers also may commit errors that could subject us to financial claims for negligence or otherwise, as well as regulatory actions. We have been subject to claims by our customers relating to errors committed by our employees. Employee, broker or introducing broker misconduct or errors could subject us to financial losses or regulatory sanctions and seriously harm our reputation and could adversely affect our business, financial condition and operating results.

Our business may be adversely affected if our reputation is harmed.

        Our ability to attract and retain customers and employees may be adversely affected to the extent our reputation is damaged. If we fail, or appear to fail, to deal with various issues that may give rise to reputational risk, our reputation may be harmed, which could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines and penalties.

Procedures and requirements of the PATRIOT Act may expose us to significant costs or penalties.

        As participants in the financial services industry, our subsidiaries are subject to laws and regulations, including the PATRIOT Act of 2001, which require that they know certain information about their customers and monitor transactions for suspicious financial activities. The cost of complying with the PATRIOT Act and related laws and regulations is significant. As an online broker with customers worldwide, we may face particular difficulties in identifying our international customers, gathering the required information about them and monitoring their activities. We face risks that our policies, procedures, technology and personnel directed toward complying with the PATRIOT Act are insufficient and that we could be subject to significant criminal and civil penalties due to noncompliance. Such penalties could have a material adverse effect on our business, financial condition and operating results.

If we do not maintain the capital levels required by regulations, we may be fined or barred from conducting business.

        The SEC, National Association of Securities Dealers, Commodity Futures Trading Commission and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers and Futures Commission Merchants. Our failure to maintain the required net capital could result in suspension or revocation of our registration by the SEC or the Commodity Futures Trading Commission and our suspension or expulsion by the National Association of Securities Dealers or other U.S. and international regulatory bodies and could ultimately lead to our liquidation or the liquidation of one of our subsidiaries. If net capital rules are changed or expanded, or if we incur an unusually large charge against net capital, our operations that require an intensive use of capital could be limited. Such operations may include dealing activities, marketing and the financing of customer account balances. See "Business—Regulation" for more information on the minimum net capital requirements for our domestic broker-dealer and Futures Commission Merchant subsidiaries.

We require a significant amount of liquidity.

        Ready access to cash is essential to our business. Our liquidity could be impaired by an inability to access lines of credit, an inability to access funds from our subsidiaries or an inability to liquidate customer positions or otherwise sell assets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us. Further, our ability to liquidate customer positions or otherwise sell assets may be impaired if other market participants are seeking to sell similar assets at the same time. Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets or trigger our obligations under certain bilateral provisions in some of our trading and collateralized financing contracts. Under such contracts, counterparties could terminate contracts with us or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. The occurrence of any of the foregoing events could have a material adverse effect on our financial condition or results of operations.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

        Our acquisitions and the THL Transactions have resulted in significant amounts of goodwill and identifiable intangible assets. Goodwill relates to the excess of cost over the fair value of the net assets of the businesses acquired by us. As of May 31, 2005, we had approximately $744.1 million of goodwill and approximately $595.9 million of identifiable intangible assets.

        Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition, and under Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite lived intangibles are reviewed at least annually for impairment. Finite lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate carrying amounts may not be recoverable. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. The amount of any impairment must be written off. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations.

Risks Related to Our Substantial Indebtedness

Our substantial indebtedness could adversely affect our financial health, harm our ability to react to changes to our business and prevent us from fulfilling our obligations under our indebtedness.

        As a result of the THL Transactions, we have a significant amount of indebtedness. As of May 31, 2005, after giving effect to the completion of this offering and application of the net proceeds therefrom, we would have had total debt of approximately $1,034.0 million outstanding. Based on that level of indebtedness and interest rates applicable at May 31, 2005, our annual interest expense would have been $67.9 million. As a financial institution, our cash flows are complex and interrelated and highly dependent upon our operating performance, levels of customer activity and secured financing activities. Our cash flows used in operating activities were $96.4 million and $265.2 million for the three months ended May 31, 2005 and May 31, 2004, respectively. Our cash flows from operations were $528.9 million and $391.2 million for the period from March 1, 2004 through August 5, 2004 and the period from August 6, 2004 through February 28, 2005, respectively, as compared to $727.9 million for the year ended February 29, 2004, as earnings and operating assets and liabilities exceeded cash and cash equivalents utilized in investing and financing activities. Although we believe that our current cash flows are sufficient to cover our annual interest expense for the foreseeable future, any increase in the amount of our debt or any decline in the amount of cash available to make interest payments could require us to divert funds identified for other purposes for debt service and impair our liquidity position.

        Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

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  increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

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  require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to pay dividends or fund working capital, capital expenditures and other general corporate expenditures;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a competitive disadvantage compared to competitors that have less debt;

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  limit our ability to raise additional financing on satisfactory terms or at all; and

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  adversely impact our ability to comply with the financial and other restrictive covenants in the agreements governing our debt instruments, which could result in an event of default under such agreements.

Increases in interest rates could increase interest payable under our variable rate indebtedness.

        We are subject to interest rate risk in connection with our variable rate indebtedness. Interest rate changes could increase the amount of our interest payments and thus negatively impact our future earnings and cash flows. We currently estimate that our annual interest expense on our floating rate indebtedness would increase by $6.4 million for each increase in interest rates of 1%. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreements governing our debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, we have up to $75.0 million of borrowings available under our revolving credit facility and have the ability to increase the aggregate amount of our term loan under our senior credit facilities by up to $200.0 million without the consent of any person other than the institutions agreeing to provide all or any portion of such increase. If we incur additional debt above the levels currently in effect, the risks associated with our substantial leverage would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Specific events that might adversely affect our cash flow include: a default by a customer in the payment of a large margin call; losses incurred by the clearing houses of which we are a member, which could result in a capital call against us; a loss by us of any of the registrations or licenses required for us to conduct business; or a permanent decline in the level of customer business activity.

        Our business may not generate sufficient cash flow from operations, and we may be unable to make future borrowings under our senior credit facilities or otherwise in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these alternatives on commercially reasonable terms, or at all. In addition, the agreements governing our debt instruments may restrict us from adopting any of these alternatives. The implementation of these alternatives may adversely impact our business, financial condition and operating results.

We are a holding company with no business operations of our own and depend on our subsidiaries for cash.

        We are a holding company with no significant business operations of our own. Our business operations are conducted through our subsidiaries. Dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to repay our indebtedness, fund operations and pay dividends to our stockholders is dependent on the earnings and the distributions of funds from our subsidiaries. The agreements governing our debt instruments significantly restrict our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. In addition, some of our subsidiaries are subject to minimum regulatory capital requirements, which may limit their ability to pay dividends or distributions or make loans to us. Furthermore, our subsidiaries are permitted under the agreements governing our debt instruments to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us.

Restrictive covenants in the agreements governing our debt instruments may restrict our ability to pursue our business strategies.

        The agreements governing our debt instruments contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to pursue our business strategies or engage in acts that may be in our best interests. Our senior credit facilities include covenants restricting, among other things, our ability to:

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  incur or guarantee additional debt;

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  incur liens;

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  make loans and investments;

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  make capital expenditures;

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  declare or pay dividends or redeem or repurchase capital stock;

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  engage in mergers, acquisitions and other business combinations;

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  prepay, redeem or purchase subordinated debt;

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  amend or otherwise alter terms of subordinated debt;

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  sell assets and engage in sale leaseback transactions;

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  transact with affiliates; and

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  alter the business that we conduct.

        The indenture relating to our senior subordinated notes also contains numerous covenants including, among other things, restrictions on our ability to:

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  incur or guarantee additional indebtedness;

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  sell assets;

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  declare or pay dividends or make other equity distributions;

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  purchase or redeem capital stock;

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  make investments;

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  consolidate or merge with or into other companies;

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  engage in transactions with affiliates; and

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  alter the business that we conduct.

        Our senior credit facilities also include financial covenants, including requirements that we maintain:

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  a minimum interest coverage ratio; and

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  a maximum leverage ratio.

These financial covenants will become more restrictive over time.

        A breach of any covenant or the inability to comply with any required financial ratio contained in either of the agreements governing our debt instruments could result in a default under that agreement. If any such default occurs, the lenders under our senior credit facilities or the holders of our senior subordinated notes, as the case may be, may elect to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, a default under the indenture governing our senior subordinated notes would cause a default under our senior credit facilities, and the acceleration of debt under our senior credit facilities or the failure to pay that debt when due would cause a default under the indenture governing our senior subordinated notes. The lenders under our senior credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under our senior credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure that debt, which includes the available cash of our subsidiaries that guarantee our senior credit facilities, and they will also have the right to prevent us from making debt service payments on our senior subordinated notes. If the debt under our senior credit facilities or our senior subordinated notes were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration, which could have a material adverse effect on the value of our common stock.

Risks Relating to Our Common Stock and this Offering

Our quarterly revenues and operating results can fluctuate substantially and be difficult to forecast, and we may not be able to maintain historic growth rates.

        Our quarterly revenues and operating results are difficult to forecast. We may experience substantial fluctuations in revenues and operating results from quarter to quarter. The reasons for these fluctuations may include, but are not limited to:

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  domestic and international market factors that impact trading volumes or market liquidity;

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  competition;

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  seasonal fluctuations in our business;

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  costs of compliance with regulatory requirements;

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  our relationships with our significant customers;

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  our relationships with introducing brokers;

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  changes in personnel and management;

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  credit risk;

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  costs associated with protecting our intellectual property and proprietary rights;

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  the timing of acquisitions;

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  changes in prevailing interest rates;

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  systems failures, capacity constraints or network problems;

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  general changes to the U.S. and global economies; and

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  political conditions or events.

        Period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

        Our business, revenue and net income have grown significantly over the last several years. From fiscal year 2000 through fiscal year 2005 our net revenue increased from $461.0 million to $1,331.9 million and our net income grew from $45.0 million to $176.3 million. We may not be able to maintain these historic growth rates in future periods. In addition, our revenues may not increase or be sustained in future periods, and we may not be profitable in any future period. Any shortfalls in revenues or net income, or decline in growth rates of revenues and net income, in any given period from levels expected by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock.

There may not be an active, liquid trading market for our common stock.

        Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of our common stock was determined by negotiation between us and representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

        The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

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  market conditions in the broader stock market in general, or in the financial services industry in particular;

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  actual or anticipated fluctuations in our quarterly financial and operating results;

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  developments or disputes concerning our intellectual property or proprietary rights;

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  introduction of new services by us or our competitors;

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  issuance of new or changed securities analysts' reports or recommendations;

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  additions or departures of key personnel;

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  regulatory developments;

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  litigation and governmental investigations; and

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  economic and political conditions or events.

        These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

        We are controlled by affiliates of Thomas H. Lee Partners, L.P. and Phillip Bennett, our President and Chief Executive Officer. Thomas H. Lee Partners, L.P. and its affiliates and co-investors and Phillip Bennett will beneficially own or control approximately 44.0% and 33.8%, respectively, of our common stock following the completion of this offering. Accordingly, Thomas H. Lee Partners, L.P. and its affiliates and co-investors and Phillip Bennett, acting as a group, will be able to control matters that require stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or other significant corporate transactions. Our controlling stockholders may have interests that differ from your interests and may vote in a way with which you may disagree and which may be adverse to your interests. Corporate action may be taken even if other stockholders, including those who purchase shares in this offering, oppose them. These stockholders may also delay or prevent a change of control of us, even if that a change of control would benefit our other stockholders, which could deprive our stockholders of the opportunity to receive a premium for their common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Future sales of common stock may cause our stock price to fall.

        After giving effect to this offering and the Reincorporation, we will have 127,500,000 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares of common stock, the 25,000,000 shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares that may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144. The remaining shares of common stock held by our existing stockholders upon completion of this offering, other than those subject to the underwriters' over-allotment option to the extent it is exercised, will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration. In addition, following the offering, stockholders that collectively own 102,500,000 shares of our common stock will have registration rights with respect to their shares. After the lock-up agreements delivered to the underwriters by our executive officers, directors and substantially all of our stockholders expire or are terminated, all of our additional shares may be sold in the public market, subject to legal restrictions on transfer. See "Underwriting" and "Shares Eligible for Future Sale." At various times beginning approximately 180 days after the date of this prospectus, approximately 102,500,000 million shares will be available for sale pursuant to various exemptions from registration. Additionally, the underwriters may release all or a portion of these shares subject to lock-up agreements at any time prior to this 180th day. Furthermore, we may sell additional shares of common stock in subsequent public offerings. The market price of our common stock could decline as a result of any such sales in the market after this offering, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Provisions of our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

        Following the Reincorporation, our certificate of incorporation and by-laws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation will include:

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  our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

  •
  advance notice requirements for stockholder proposals and nominations; and

  •
  limitations on convening stockholder meetings.

        As a result of the provisions in our certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited. In addition, although we will initially elect not to be subject to the provisions of Section 203 of the Delaware General Corporation Law, which is intended to prohibit or delay mergers or other takeover or change in control events, we could elect to be subject to Section 203 in the future.

We do not anticipate paying any cash dividends in the foreseeable future.

        We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock (other than the dividend to be paid to our stockholders of record prior to this offering with the proceeds from the issuance of shares following any exercise of the underwriters' over-allotment option). In addition, the terms of our existing debt agreements restrict our ability to pay dividends to our stockholders. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

        The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of May 31, 2005, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by existing stockholders for their shares and you will suffer immediate dilution of approximately $26.47 per share in pro forma net tangible book value, assuming that the underwriters do not exercise their over-allotment option (or $26.28 per share if the underwriters exercise their over-allotment option in full and we use the proceeds to pay a dividend to our existing stockholders). As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See "Dilution."

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

        These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. These factors include, among others:

  •
  changes in domestic and international market conditions;

  •
  competition;

  •
  our ability to attract and retain customers;

  •
  our relationships with introducing brokers;

  •
  retention of our management team;

  •
  our ability to manage our growth or integrate future acquisitions;

  •
  our exposure to significant credit risks with respect to our customers;

  •
  international operations and expansion;

  •
  system failures;

  •
  the performance of third-party suppliers;

  •
  changes in regulations or exchange membership requirements;

  •
  the effectiveness of compliance and risk management methods;

  •
  potential litigation or investigations;

  •
  employee or introducing broker misconduct or errors;

  •
  reputational harm;

  •
  changes in capital requirements; and

  •
  the other factors described under "Risk Factors."

        There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

        Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering with respect to the shares to be sold by us will be $231.1 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering and assuming a public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus). We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        We intend to use a portion of the net proceeds of this offering to redeem $210.0 million aggregate principal amount of the $600.0 million aggregate principal amount outstanding of our senior subordinated notes due 2012 (together with the related prepayment penalty of $18.9 million and accrued and unpaid interest thereon to the redemption date) and for general corporate purposes, including working capital and potential acquisitions. Our senior subordinated notes mature on August 1, 2012 and bear interest at a rate of 9% per annum.

        Any proceeds from the exercise of the underwriters' option to purchase up to 3,750,000 additional shares from us will be used to pay a dividend to our stockholders of record prior to the offering. Investors in this offering will not receive any portion of the dividend.

        Pending the specific application of the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

        New Refco and its predecessor paid aggregate distributions to their equity holders of $100.0 million, $120.0 million and $11.0 million in the fiscal years ended February 28, 2003, February 29, 2004 and February 28, 2005, respectively. For the three months ended May 31, 2005, New Refco paid no distributions to its equity holders. As a limited liability company, we made these distributions to equity holders periodically during the above periods. Prior to the closing of the offering, New Refco intends to make a cash distribution of approximately $27.9 million to the members of New Refco to enable them to meet their estimated income tax obligations for the period from January 1, 2005 to the date of the Reincorporation. The amount of this distribution will be based on New Refco's estimated net taxable income from January 1, 2005 to the date of the Reincorporation. Investors in the offering will not receive this distribution.

        Any proceeds from the exercise of the underwriters' option to purchase up to 3,750,000 additional shares from us will be used to pay a dividend to our stockholders of record prior to the offering. Investors in this offering will not receive any portion of the dividend. Our board of directors, which would declare any such dividend, includes representatives of our existing stockholders who will receive the dividend.

        Upon the Reincorporation and the completion of this offering, except for the dividend described above, we intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

        Our ability to pay dividends on our common stock may also be restricted by the terms of the outstanding indebtedness of our subsidiaries (see "Description of Indebtedness"), by the terms of any future indebtedness that we or our subsidiaries may incur and by legal and regulatory requirements. We are a holding company with no significant business operations of our own. Our business operations are conducted through our subsidiaries. Dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and the distributions of funds from our subsidiaries. In addition, certain of our regulated subsidiaries must maintain minimum capital requirements. Compliance with these capital requirements restrict our ability to withdraw capital from our subsidiaries, which in turn may limit our ability to pay dividends.

        Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

  •
  general economic and business conditions;

  •
  our financial condition and results of operations;

  •
  our capital requirements and the capital requirements of our subsidiaries;

  •
  our ability to receive dividends and distributions from our operating subsidiaries; and

  •
  such other factors as our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of May 31, 2005:

  •
  on an audited actual historical basis;

  •
  on an unaudited pro forma basis after giving effect to the Reincorporation and the issuance and sale of shares of common stock in this offering at an assumed initial offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated expenses payable in connection with this offering and the application of the net proceeds to us from this offering by us.

        This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Statements," "Selected Historical and Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of May 31, 2005
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$405,029	$388,530

Current portion of long-term debt(1)	$144,913	$144,913

Long-term debt:
Senior credit facilities:
Term loans(1)	636,000	636,000
Revolving credit facility(2)	—	—
9% senior subordinated notes due 2012	600,000	390,000

Total long-term debt	$1,236,000	$1,026,000
Membership interest issued by subsidiary and minority interest	23,606	23,606
Members'/Stockholders' equity:
Members' equity	185,427	—
Preferred Stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding		—
Common Stock, $0.001 par value, 500,000,000 shares authorized; no shares outstanding, actual; 127,500,000 shares issued and outstanding, pro forma		128
Additional paid-in capital		491,576
Retained earnings		—
Total members'/stockholders' equity	185,427	491,704

Total capitalization	$1,589,946	$1,686,223

(1)
Our senior credit facilities provide for $644.0 million in term loans. We repaid $2.0 million of our term loans during the quarter ended May 31, 2005. In addition, $8.0 million of our borrowings under our senior credit facilities are reflected in the current portion of our long-term debt.

(2)
Our senior facilities provide for a $75.0 million revolving credit facility, none of which has been drawn.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of common stock upon the completion of this offering and the Reincorporation. Dilution results from the fact that the per share offering price of common stock in this offering will be substantially in excess of the book value per share attributable to the shares of our common stock to be held by our existing stockholders following the Reincorporation. Pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of shares of common stock outstanding (excluding shares of common stock to be issued in connection with this offering), giving effect to the Reincorporation. On a pro forma basis, giving effect to the Reincorporation, our net tangible book value as of May 31, 2005 was approximately $(1,010.8) million, or approximately $(8.79) per share.

        After giving effect to the sale of the shares of common stock at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our pro forma as adjusted net tangible book value as of May 31, 2005 would have been approximately $(824.7) million, or $(6.47) per share of common stock. This represents an immediate increase in net tangible book value of $2.32 per share to our existing stockholders and an immediate dilution of $26.47 per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$20.00
Pro forma net tangible book value per share as of May 31, 2005	$(8.79)
Increase in pro forma net tangible book value per share attributable to the sale of shares in this offering	2.32

Pro forma as adjusted net tangible book value per share after this offering		(6.47)

Pro forma dilution per share to new investors		$26.47

        The following table summarizes on a pro forma basis as of May 31, 2005, giving effect to the Reincorporation and this offering, the number of shares of our common stock purchased from us, the effective cash contribution paid to us, and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock from us in this offering. The table is based on an assumed initial public offering price of $20.00 per share before deduction of underwriting discounts and commissions and estimated expenses payable by us in connection with this offering:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in millions)		(in millions)
Existing stockholders(1)	102.5	80.4%	$874.3	77.8%	$8.53
New investors	25.0	19.6	250.0	22.2	20.00

Total	127.5	100%	$1,124.3	100%

(1)
Total consideration and average price per share paid by existing stockholders give effect to the $27.9 million tax distribution paid to the members of New Refco prior to the Reincorporation and the cash contribution paid by Refco Group Holdings,

  Inc. to New Refco of $21.7 million related to excess tax distributions but do not give effect to the $550.0 million distribution paid to Refco Group Holdings, Inc. in connection with the THL Transactions.

        The above discussion and tables:

  •
  exclude 3,881,303 shares of our common stock reserved for future grants under our compensation plans; and

  •
  assume no exercise of the underwriters' option to purchase up to 3,750,000 additional shares from us, including the payment of a dividend to our existing stockholders with the proceeds from such exercise as described under "Use of Proceeds."

        If the underwriters exercise their over-allotment option in full:

  •
  the percentage of our common stock held by our existing stockholders will decrease to approximately 78.1% of the total outstanding amount of our common stock after the Reincorporation and this offering;

  •
  the percentage of our common stock held by new investors will increase to approximately 21.9% of the total outstanding amount of our common stock after the Reincorporation and this offering; and

  •
  there will be an immediate dilution of $26.28 per share to new investors, taking into account the payment of a dividend to our stockholders of record prior to the offering from the proceeds of the exercise of such option.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma consolidated financial statements of Refco Inc. and its subsidiaries for the year ended February 28, 2005 and the three months ended May 31, 2005 have been derived by application of pro forma adjustments to the historical consolidated audited and unaudited financial statements included elsewhere in this prospectus and the unaudited management accounts of Forstmann-Leff International Associates, LLC. The unaudited pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances. The unaudited pro forma financial statements do not purport to represent what our results of operations or financial condition would have been had the THL Transactions, the Reincorporation and the Offering actually occurred on the dates indicated, nor do they purport to project the results of our operations or financial condition for any future period or as of any future date.

        The unaudited pro forma statements of income for the year ended February 28, 2005 and the three months ended May 31, 2005 give effect to the following transactions as if they had occurred on March 1, 2004:

        The THL Transactions—

  •
  an equity investment made by THL Refco Acquisition Partners and its affiliates and co-investors in New Refco, totaling approximately $507.0 million in cash through their acquisition of a portion of Refco Group's membership interests for cash and their subsequent exchange of those interests for membership interests of New Refco;

  •
  the exchange of the existing equity investment of Phillip Bennett, our President and Chief Executive Officer, through Refco Group Holdings, Inc., of approximately $382.5 million in Refco Group for an approximate 42.8% equity interest in New Refco;

  •
  an investment by other members of management of approximately $4.5 million in cash in New Refco;

  •
  the entering into by Refco Group (as successor of Refco Finance Holdings, LLC) and New Refco of senior credit facilities providing for approximately $800.0 million in term loans, which were fully drawn immediately prior to the closing of the THL Transactions, and a revolving credit facility for working capital and general corporate purposes of $75.0 million, none of which was drawn at closing;

  •
  the issuance by Refco Finance Holdings LLC and Refco Finance Inc. of $600.0 million in aggregate principal amount of senior subordinated notes;

  •
  the merger of Refco Finance Holdings LLC with and into Refco Group, with Refco Group continuing as the surviving entity;

  •
  the payments of $24.9 million relating to pre-payment premiums on Refco Group's existing debt and $19.8 million relating to obligations triggered by Refco Group's change of control;

  •
  the repayment of $383.5 million of unsecured senior notes issued by Refco Group under four separate note purchase agreements; and

  •
  the repayment of a $16.0 million intercompany subordinated loan between Refco Group Holdings, Inc. and Refco Group.

        As part of the THL Transactions, Refco Group distributed $550.0 million in cash and other capital distributions as well as all of the equity interests of Forstmann-Leff International Associates, LLC, which at that time owned substantially all the assets of our Asset Management business (the "Asset Management Distribution"), to Refco Group Holdings, Inc., an entity that was owned by Tone Grant and Phillip Bennett and that is now wholly owned by Phillip Bennett. Following the distribution of Forstmann-Leff International Associates, LLC, Refco Group is organized into two operating business segments, Derivatives Brokerage & Clearing and Prime Brokerage/Capital Markets, and has one non-operating business segment, Corporate & Other. Forstmann-Leff International Associates, LLC is accounted for as discontinued operations in our pro forma consolidated financial statements and our audited consolidated financial statements included elsewhere in this prospectus. The component from Refco Group's Asset Management business that was retained after the Asset Management Distribution, Refco Alternative Investments, has become part of its Derivatives Brokerage & Clearing business.

        Refco Alternative Investments has an existing arms-length distribution agreement with Tilney Holdings, a subsidiary of Forstmann-Leff International Associates, LLC, whereby Refco Alternative Investments receives an advisory fee from Tilney Holdings for certain of Tilney Holdings' hedge fund products, which are sold through its distribution platform. The advisory fee is based on the volume of the product sold through its distribution platform and for as long as they are managed by Tilney Holdings. The fees received by us from Tilney Holdings are not material.

        The acquisition by THL Refco Acquisition Partners and its affiliates and co-investors of a portion of Refco Group Holdings, Inc.'s interest in Refco Group and Refco Group Holdings, Inc.'s contribution of its interest in Refco Group to New Refco are each accounted for as a purchase in conformity with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, in accordance with Emerging Issues Task Force ("EITF") No. 88-16, Basis in Leveraged Buyout Transactions, with intangible assets recorded in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. This guidance requires the continuing residual interest retained by the continuing management investors as a result of the THL Transactions to be reflected at its predecessor basis and a partial step-up of the assets and liabilities to fair value for the portion acquired by THL Refco Acquisition Partners, its affiliates and co-investors.

        The Reincorporation and this offering—

  •
  THL Refco GP LLC, which (together with THL Refco Blocker Corp., THL Refco Blocker Corp. II and THL Refco Blocker Corp. III, respectively) is a general partner in each of THL Refco Acquisition Partners, THL Refco Acquisition Partners II and THL Refco Acquisition Partners III, will assign its general partnership interest in such partnerships to Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P. and Thomas H. Lee Equity (Cayman) Fund V, L.P., the sole stockholders of THL Refco Blocker Corp., THL Refco Blocker Corp. II and THL Refco Blocker Corp. III, respectively;

  •
  Each of Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P. and Thomas H. Lee Equity (Cayman) Fund V, L.P. will assign the partnership interests in THL Refco Acquisition Partners, THL Refco Acquisition Partners II and THL Refco Acquisition Partners III, respectively, previously assigned to it, to THL Refco Blocker Corp., THL Refco Blocker Corp. II and THL Refco Blocker Corp. III, as applicable, leaving such entities as the sole holders of economic interests in THL Refco Acquisition Partners, THL Refco Acquisition Partners II and THL Refco Acquisition Partners III, respectively, and such entities will then, together with THL Refco GP LLC, act to dissolve the partnerships;

  •
  Each of THL Refco Blocker Corp., THL Refco Blocker Corp. II and THL Refco Blocker Corp. III (each of which, as a result of the transactions set forth above, will be a direct holder of Class A member interests in New Refco) will merge with and into Refco Inc., with Refco Inc. as the surviving entity, and pursuant to such mergers, Refco Inc. will issue an aggregate of 56,557,537 shares of its common stock in exchange for all of the common and preferred stock of such entities;

  •
  Each of PG Direct Invest No. 10, Inc. and GM Refco II Corp. will merge with and into Refco Inc., with Refco Inc. as the surviving entity, and pursuant to such mergers, Refco Inc. will issue an aggregate of 2,320,750 shares of its common stock in exchange for all of the common and preferred stock of such entities;

  •
  Each of the other affiliates and co-investors of Thomas H. Lee Partners, L.P. holding Class A member interests in New Refco will contribute all of its Class A member interests in New Refco to Refco Inc. in exchange for an aggregate of 4,384,875 shares of its common stock;

  •
  Refco Group Holdings, Inc., which is wholly-owned by Phillip Bennett, our President and Chief Executive Officer, will contribute all of its Class A member interests in New Refco to Refco Inc. in exchange for 28,593,058 shares of its common stock;

  •
  The Phillip R. Bennett Three Year Annuity Trust, in respect of which Phillip Bennett, our President and Chief Executive Officer, is both Trustee and Beneficiary, will contribute all of its Class A member interests in New Refco to Refco Inc. in exchange for 19,131,784 shares of common stock;

  •
  Our officers who hold Class A member interests in New Refco will contribute all of their Class A member interests in New Refco to Refco Inc. in exchange for an aggregate of 243,299 shares of its commons stock;

  •
  Our officers, directors and employees who hold Class B member interests in New Refco will contribute all of their Class B member interests in New Refco to Refco Inc. in exchange for an aggregate of 3,768,697 shares of its common stock, which shares shall be subject to vesting; and

  •
  New Refco will assign the nominal number of shares of common stock of Refco Inc. held by it back to Refco Inc. for no consideration.

  •
  Our becoming taxable as a corporation.

  •
  Our issuance of 12,500,000 shares in this offering at the assumed initial public offering price of $20.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and the application of the net proceeds from this offering, after deducting the underwriting discounts, commissions and estimated expenses payable by us, as described under "Use of Proceeds."

        A chart illustrating our ownership and corporate structure immediately following the Re-incorporation is set forth on page 7.

        The unaudited pro forma financial statements do not give effect to the exercise of the underwriters' over-allotment option and the payment of a dividend to our stockholders of record prior to the offering with the proceeds of shares issued by us pursuant to the exercise of such option.

        The unaudited pro forma balance sheet as of May 31, 2005 gives effect to the Reincorporation and this offering as if such transactions occurred as of May 31, 2005.

        The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial statements.

        The unaudited pro forma consolidated financial statements should be read in conjunction with the information contained in "Selected Historical and Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions" and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

        The unaudited pro forma consolidated statements of income do not give effect to one-time effects of events that are directly attributable to the Reincorporation and this offering. As a "C" corporation, we are subject to federal and state income taxes. Our previous holding company, New Refco, is a limited liability company and is not subject to federal or state taxes. These one-time events include the following transactions and related tax effects that are expected to occur during the fiscal year ended February 28, 2006 and are not included in the pro forma consolidated statements of income:

  •
  recognition of a credit to our income tax provision of approximately $120.2 million corresponding to a net deferred tax asset recognized upon becoming a "C" corporation immediately before the effectiveness of the registration statement of which this prospectus is a part;

  •
  recognition of a loss for the write-off of deferred financing costs for the year ended February 28, 2005 and the three months ended May 31, 2005 of $7.5 million and $7.4 million, respectively, which relates to the redemption of $210.0 million of our senior subordinated notes using a portion of the net proceeds from this offering;

  •
  recognition of a loss for the prepayment penalty of $18.9 million paid in connection with the redemption of $210.0 million of our senior subordinated notes; and

  •
  recognition of the final management fee payment of $13.0 million by New Refco to THL Managers V, LLC in connection with the termination of the management agreement by THL Managers V, LLC upon consummation of this offering in accordance with the terms of the management agreement.

        Any recurring effect of the events described in this paragraph has been reflected in the Unaudited Pro Forma Condensed Consolidated Statements of Income.

Refco Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet
as of May 31, 2005
(in thousands)

		Adjustments for
	Historical	The Reincorporation		The Offering		Pro Forma
Cash and cash equivalents	$405,029	$—		$(16,499	)(b)(c)(d)(e)(f)	$388,530
Cash and securities segregated under federal and other regulations:
Cash and cash equivalents	1,053,218	—		—		1,053,218
Securities purchased under agreements to resell	67,013	—		—		67,013
Securities purchased under agreements to resell	46,551,374	—		—		46,551,374
Deposits with clearing organizations and others	2,519,147	—		—		2,519,147
Receivables from securities borrowed	2,631,989	—		—		2,631,989
Receivables from broker-dealers and clearing organizations	10,770,348	—		—		10,770,348
Receivables from customers, net of reserves	1,807,446	—		—		1,807,446
Securities owned, at market or fair value	6,774,039	—		—		6,774,039
Memberships in exchanges	36,159	—		—		36,159
Deferred tax assets	—	120,183	(a)	—		120,183
Goodwill	744,110	—		—		744,110
Identifiable intangible assets	595,931	—		—		595,931
Other assets	361,388	—		(7,407)	(g)	353,981

Total assets	$74,317,191	$120,183		$(23,906)		$74,413,468

Liabilities:
Short-term borrowings, including current portion of long-term borrowings	$144,913	$—		$—		$144,913
Securities sold under agreements to repurchase	43,333,241	—		—		43,333,241
Payable from securities loaned	2,458,147	—		—		2,458,147
Payable to broker-dealers and clearing organizations	8,444,520	—		—		8,444,520
Payable to customers	7,622,809	—		—		7,622,809
Securities sold, not yet purchased, at market or fair value	10,590,379	—		—		10,590,379
Accounts payable, accrued expenses, and other liabilities	278,149	—		—		278,149
Long-term borrowings	1,236,000	—		(210,000)	(c)	1,026,000

Total liabilities	74,108,158	—		(210,000)		73,898,158
Commitments and contingent liabilities
Membership interests issued by subsidiary and minority interest	23,606	—		—		23,606
Members' equity/stockholders' equity	185,427	120,183	(a)	186,094	(b)(d)(e)(f)(g)	491,704

Total liabilities and members'/stockholders' equity	$74,317,191	$120,183		$(23,906)		$74,413,468

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements

Notes to Unaudited Pro Forma Consolidated Balance Sheet

The following pro forma adjustments relate to the unaudited pro forma consolidated balance sheet as of May 31, 2005:

  (a)
  Represents the recognition of a one-time, non-cash credit to our income tax provision to recognize previously unrecognized net deferred tax assets of approximately $120.2 million upon becoming a "C" corporation immediately before the effectiveness of the registration statement of which this prospectus is a part. This deferred tax asset primarily results from the excess of the tax basis over the book basis of certain of our intangible assets. We expect to realize future reductions in our current tax expense as these intangibles are amortized and deducted from taxable income on our tax returns.

  (b)
  Represents net proceeds of $231.6 million received by us from the issuance of                        shares of common stock in this offering after deducting underwriting discounts and commissions and estimated expenses of approximately $4.5 million paid by us in connection with this offering.

  (c)
  Represents the redemption of $210.0 million aggregate principal amount of our senior subordinated notes with a portion of the net proceeds from this offering.

  (d)
  Represents an adjustment for a prepayment penalty of $18.9 million paid in connection with the redemption of $210.0 million aggregate principal amount of our senior subordinated notes.

  (e)
  Represents the payment of the final management fee of $13.0 million to THL Managers V, LLC in connection with the termination of the management agreement upon the consummation of this offering in accordance with the terms of the management agreement.

  (f)
  Represents a cash distribution by New Refco of approximately $27.9 million to its members to enable them to meet their estimated tax obligations, partly offset by a cash contribution of $21.7 million by Refco Group Holdings, Inc. to New Refco equal to the amount of tax distributions that Refco Group Holdings, Inc. received from New Refco in excess of its pro rata share of all tax distributions made by New Refco to its members.

  (g)
  Represents an adjustment to other assets related to the write-off of $7.4 million of unamortized deferred financing costs in connection with the redemption of $210.0 million aggregate principal amount of our senior subordinated notes.

 Refco Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statements of Income
Year ended February 28, 2005
(in thousands, except per share data)

			Adjustments for
	Historical		The THL Transactions
	Period from March 1, 2004 through August 5, 2004	Period from August 6, 2004 through February 28, 2005	Asset Management Distribution(a)	Acquisition and Related Financing		The Reincorporation		The Offering		Pro Forma
Revenues:
Commissions and brokerage	$362,020	$486,705	$—	$—		$—		$—		$848,725
Interest	768,713	1,817,103	—	—		—		—		2,585,816
Principal transactions, net	119,235	160,830	—	—		—		—		280,065
Asset management and advisory fees	3,676	8,801	—	—		—		—		12,477
Other	2,469	5,973	—	—		—		—		8,442

Total revenues	1,256,113	2,479,412	—	—		—		—		3,735,525

Expenses:
Commissions and order execution costs	244,009	358,528	—	—		—		—		602,537
Interest	706,640	1,765,218	—	25,542	(b)(c)	—		(19,932	)(i)(j)	2,477,468
Employee compensation and benefits	108,528	158,465	—	—		—		—		266,993
General, administrative and other	97,576	145,970	—	6,541	(d)(e)	—		(2,848	)(k)	247,239

Total expenses	1,156,753	2,428,181	—	32,083		—		(22,780)		3,594,237

Income from equity investees	—	—	—	—		24,923	(g)	—		24,923
Income (loss) before provision for income taxes, income from equity investees, members' interest in earnings (losses) of subsidiary and discontinued operations	99,360	51,231	—	(32,083)		24,923		22,780		166,211
Provision for income taxes	7,994	6,250	—	(1,283	)(f)	58,547	(h)	—		71,508

Income (loss) before income from equity investees, members' interest in earnings (losses) of subsidiary and discontinued operations	91,366	44,981	—	(30,800)		(33,624)		22,780		94,703
Income (loss) from equity investees	8,345	16,578	—	—		(24,923	)(g)	—		—
Members' interest in earnings (losses) of subsidiary	5,771	(16,749)	—	—		—		—		(10,978)

Income (loss) from continuing operations	93,940	78,308	—	(30,800)		(58,547)		22,780		105,681

Discontinued operations:
Income (loss) from discontinued operations	7,383	—	(7,383)	—		—		—		—
Applicable income tax expense	3,344	—	(3,344)	—		—		—		—

Net income (loss)	$97,979	$78,308	$(4,039)	$(30,800)		$(58,547)		$22,780		$105,681

Net income per common share
Basic										$0.85	(l)
Diluted										$0.84	(l)
Weighted average shares outstanding (in thousands)
Basic										123,618	(l)
Diluted										126,275	(l)

The accompanying notes are an integral part of the
unaudited pro forma consolidated financial statements

 Refco Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Income
Three Months ended May 31, 2005
(in thousands, except per share data)

	Historical	Adjustments for
	Three Months Ended May 31, 2005	The Reincorporation		The Offering		Pro Forma
Revenues:
Commissions and brokerage	$244,213	$—		$—		$244,213
Interest	939,471	—		—		939,471
Principal transactions, net	114,764	—		—		114,764
Asset management and advisory fees	5,559	—		—		5,559
Other	8,029	—		—		8,029

Total revenues	1,312,036	—		—		1,312,036

Expenses:
Commissions and order execution costs	207,920	—		—		207,920
Interest	923,830	—		(4,983)	(i)(j)	918,847
Employee compensation and benefits	74,245	—		—		74,245
General, administrative and other	62,263	—		(807)	(k)	61,456

Total expenses	1,268,258	—		(5,790)		1,262,468

Income from equity investees	—	14,182	(g)	—		14,182
Income before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary, minority interest and discontinued operations	43,778	14,182		5,790		63,750
Provision for income taxes	4,990	16,457	(h)	—		21,447

Income (loss) before income from equity investees, members' interest in earnings of subsidiary, minority interest and discontinued operations	38,788	(2,275)		5,790		42,303
Income (loss) from equity investees	14,182	(14,182)	(g)	—		—
Members' interest in earnings of subsidiary and minority interest	10,383	—		—		10,383

Net income (loss)	$42,587	$(16,457)		$5,790		$31,920

Net income per common share
Basic						$0.26	(l)
Diluted						$0.25	(l)
Weighted average shares outstanding (in thousands)
Basic						123,618	(l)
Diluted						126,275	(l)

The accompanying notes are an integral part of the
unaudited pro forma consolidated financial statements

Notes to Unaudited Pro Forma Consolidated Statements of Income

The following pro forma adjustments relate to the unaudited pro forma consolidated statements of income for the year ended February 28, 2005 and the three months ended May 31, 2005:

(a)
Represents the results of operations of the Asset Management business for the year ended February 28, 2005, as derived from the unaudited management information of the Asset Management business. Forstmann-Leff International Associates, LLC, which owns substantially all the assets of the Asset Management business of the Group, was distributed to Refco Group Holdings, Inc., as part of the THL Transactions consummated on August 5, 2004. This distribution does not include the retained assets from our Asset Management business, Refco Alternative Investments, which have been retained and the results of operations of which have become part of our Derivatives Brokerage & Clearing business.

(b)
Represents interest expense for new debt incurred in connection with the THL Transactions at the following interest rates, net of interest expense associated with existing debt being repaid:

New senior credit facility	5.09%
New senior subordinated notes	9.0%

The additional interest expense is calculated as the new interest on the $646.0 million new senior credit facility at 5.09% per year plus the new interest on the $600.0 million new senior subordinated notes at 9.0% per year, net of the existing interest expense for the year ended February 28, 2005 of $64.3 million.

Borrowings under the new senior credit facility bear interest at a floating rate, which can be either the Eurodollar rate plus an applicable margin or an alternative base rate plus an applicable margin. The applicable margins in respect of the term loan facility are subject to adjustment based on debt ratings of the new senior credit facility. As of June 25, 2005, and based on the then-current debt ratings, the senior credit facility accrued interest at the Eurodollar rate plus 2.00% per annum. The actual rates will vary from those used to compute the above adjustment of interest expense due to floating rates applicable to our new senior credit facility as described above. The effect on pretax income of a 1/8% variance in these rates would be approximately $0.8 million for an annual period.

(c)
Represents additional interest expense for the year ended February 28, 2005 of $1.8 million, related to the amortization of deferred financing costs from debt incurred in relation to the THL Transactions.

(d)
Represents additional amortization expense as a result of the partial step-up to fair market value of customer relationships and technology for the year ended February 28, 2005 of $6.5 million. The pro forma value of the customer relationships are amortized on an accelerated basis over a weighted average economic useful life of 13 years based on patterns of usage. Technology is amortized over an estimated useful life of three years. The additional amortization expense is net of the existing amortization expense for the year ended February 28, 2005 of $14.1 million.

(e)
Represents the net increase in the management fee paid to THL Managers V, LLC for advisory and consulting services for the year ended February 28, 2005 of $1.2 million.

(f)
Represents an increase in income tax benefits for the year ended February 28, 2005 of $1.3 million. This tax benefit is provided at a 4% tax rate for the New York City Unincorporated Business tax due to the aggregate pro forma decrease in income before provision for income taxes. Prior to the consummation of the Reincorporation, New Refco was treated as a partnership for federal income tax purposes, and accordingly, we have not provided for federal income taxes related to New Refco's operating results.

(g)
Represents the reclassification of income from equity investees that are primarily limited liability companies and taxable for us as a "C" corporation. Our income tax liability on this income is included in provision for income taxes.

(h)
Represents the adjustment for an estimated increase in income tax provision calculated at an effective rate of 41.0% as a "C" corporation, net of existing tax paid on foreign subsidiaries and New York City Unincorporated Business Tax. The increased income tax totals $58.5 million and $16.4 million, respectively, for the year ended February 28, 2005 and the three months ended May 31, 2005 and reflects additional federal and state income taxes that we would have been required to pay had we been a taxable corporation since March 1, 2004.

(i)
Represents a reduction in interest expense for the year ended February 28, 2005 and the three months ended May 31, 2005 of $18.9 million and $4.7 million, respectively, related to the redemption of $210.0 million of our outstanding senior subordinated notes with a portion of the net proceeds from this offering.

(j)
Represents a reduction to the amortization of deferred financing costs for the year ended February 28, 2005 and the three months ended May 31, 2005 of $1.0 million and $0.3 million, respectively, as a result of the redemption of a portion of our senior subordinated notes in connection with this offering.

(k)
Represents the elimination of the management fee paid to THL Managers V, LLC for advisory and consulting services for the year ended February 28, 2005 and the three months ended May 31, 2005 of $2.8 million and $0.8 million, respectively. Upon the consummation of this offering, THL Managers V, LLC will terminate this agreement pursuant to its terms.

(l)
Pro forma net income per common share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Pro forma diluted earnings per common share is computed by dividing earnings available to common stockholders by the sum of weighted average common shares outstanding plus dilutive common shares for the period. Pro forma basic and diluted common shares also include the number of shares from this offering whose proceeds will be used for the repayment of debt.

  The following table sets forth the computation of pro forma basic and diluted net income per share:

		Year Ended February 28, 2005	Three Months Ended May 31, 2005
		(in thousands)
Basic and diluted pro forma net income per common share:
Numerator:
Net income		$105,681	$31,920

Denominator:
Weighted average common shares outstanding		115,000	115,000
Less:	Weighted average unvested common shares subject to repurchase or cancellation	(2,827)	(2,827)
Add:	Shares from this offering whose proceeds will be used for the repayment of debt(1)	11,445	11,445

	Denominator for basic calculation	123,618	123,618
Effect for dilutive securities(2)		2,657	2,657

	Denominator for diluted calculation	126,275	126,275

  (1)
  Calculated as $228.9 million of proceeds to be used in the redemption of debt, including the payment of a prepayment penalty on the date of redemption, divided by the offering proceeds of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus).

  (2)
  Calculated based on the effects of the vesting of shares of restricted stock, which are dilutive in nature.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        Set forth below is selected historical consolidated financial data, at the dates and for the periods indicated, for New Refco and its predecessor, Refco Group, which holds all of our operating subsidiaries and will be an indirect subsidiary of Refco Inc. following the Reincorporation, as of and for the fiscal years ended February 28, 2001, 2002 and 2003, February 29, 2004 and February 28, 2005 and the three months ended May 31, 2005 and 2004.

        This prospectus does not include financial statements of Refco Inc. because it has only been formed recently for the purpose of effecting this offering and until the consummation of the Reincorporation, will hold no material assets and will not engage in any operations.

        The selected historical consolidated financial data as of and for the fiscal years ended February 28, 2002 and 2003, February 29, 2004 and February 28, 2005 have been derived from Refco Group's audited consolidated financial statements for fiscal years 2002, 2003, 2004 and 2005, and the selected historical consolidated financial data for the fiscal year ended February 28, 2001 has been derived from Refco Group's unaudited consolidated financial statements for fiscal year 2001.

        The selected historical consolidated financial data as of May 31, 2005 and for the three months ended May 31, 2004 and 2005 have been derived from New Refco and its predecessor Refco Group's unaudited interim consolidated financial statements for those periods. The unaudited consolidated financial statements as of May 31, 2005 and for the three months ended May 31, 2004 and 2005 include all adjustments (consisting of normal, recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of our financial position and result of operations for the period presented. The results for the three months ended May 31, 2005 are not necessarily indicative of our results of operations for a full fiscal year.

        The selected historical financial data for the year ended February 28, 2005 represents the sum of the results of operations for Refco Group for the period from March 1, 2004 through August 5, 2004 and the results of operations of New Refco for the period from August 6, 2004 through February 28, 2005 and are not indicative of the results that would have actually been obtained if the THL Transactions occurred on March 1, 2004. The selected historical financial data for the periods indicated below include the results of our Asset Management business, substantially all of which was distributed as part of the THL Transactions.

        You should read the data set forth below in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements," "Certain Relationships and Related Transactions" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

					Period from March 1, 2004 through August 5, 2004
						Period from August 6, 2004 through February 28, 2005	Three Months Ended May 31,
	Fiscal Year Ended February 28,
	2001	2002	2003	2004(1)			2004	2005
	(unaudited)						(unaudited)	(unaudited)
			(dollars in millions)
Statement of Income Data:
Revenues:
Commissions and brokerage	$397	$478	$572	$645	$362	$487	$216	$244
Interest	1,528	1,711	2,387	1,052	769	1,817	378	939
Principal transactions, net	103	99	83	166	119	161	61	115
Asset management and advisory fees	10	6	—	7	4	9	2	6
Other	2	4	4	4	2	6	1	8

Total revenues	2,040	2,298	3,046	1,874	1,256	2,479	657	1,312

Expenses:
Commissions and order execution costs	250	324	385	412	244	359	143	208
Interest	1,406	1,557	2,182	898	707	1,765	344	924
Employee compensation and benefits	169	167	181	205	109	158	65	74
General, administrative and other	140	149	143	170	97	146	48	62

Total expenses	1,965	2,197	2,891	1,685	1,157	2,428	599	1,268

Income before provision for income taxes, dividends on preferred securities issued by subsidiaries, income from equity investees, members' interest in earnings (losses) of subsidiary, minority interest and discontinued operations	75	101	155	189	100	51	58	44
Provision for income taxes(2)	6	5	1	12	8	6	6	5

Income before dividends on preferred securities issued by subsidiaries, income from equity investees, members' interest in earnings (losses) of subsidiary, minority interest and discontinued operations	69	96	154	177	92	45	52	39
Dividends on preferred securities issued by subsidiaries	14	16	16	—	—	—	—	—
Income from equity investees	—	1	2	11	8	17	7	14

Members' interest in earnings (losses) of subsidiary and minority interest	1	—	—	1	6	(17)	1	10

Income from continuing operations	54	81	140	187	94	78	58	43

Discontinued operations:
Income from discontinued operations	20	14	1	—	7	—	3	—
Applicable income tax expense	2	2	1	—	3	—	2	—

Net income(2)	$72	$93	$140	$187	$98	$78	$59	$43

	As of February 28,					As of May 31, 2005
	2001	2002	2003	2004(3)	2005	Actual
	(unaudited)					(unaudited)
			(dollars in millions)
Balance Sheet Data:
Total assets	$18,277	$22,611	$19,215	$33,332	$48,765	$74,317
Long-term debt and preferred securities issued by subsidiaries:
Long-term borrowings	295	262	384	316	1,238	1,236
Subordinated debt	41	16	16	16	—	—
Preferred securities issued by subsidiaries	160	160	160	—	—	—

Total long-term debt and preferred securities issued by subsidiaries	496	438	560	332	1,238	1,236
Members' equity	500	515	566	616	150	185

					Period from March 1, 2004 through August 5, 2004
						Period from August 6, 2004 through February 28, 2005	Three Months Ended May 31,
	Fiscal Year Ended February 28,
	2001	2002	2003	2004(1)			2004	2005
	(unaudited)						(unaudited)	(unaudited)
			(dollars in millions)
Other Financial Data:
Depreciation and amortization	$22	$34	$23	$26	$12	$18	$6	$10
Long-term debt interest	23	25	27	31	12	56	7	23
Dividends on preferred securities	14	16	16	—	—	—	—	—
Capital expenditures	28	15	12	11	5	9	3	3
				Period from March 1, 2004 through August 5, 2004
					Period from August 6, 2004 through February 28, 2005	Three Months Ended May 31,
	Fiscal Year Ended February 28,
	2002	2003	2004(1)			2004	2005
						(unaudited)	(unaudited)
			(dollars in millions)
Segment Data:
Revenues:
Derivatives Brokerage & Clearing	$692	$746	$840	$446	$629	$264	$337
Prime Brokerage/Capital Markets	2,217	2,609	1,268	913	2,036	441	1,124
Corporate & Other	(611)	(309)	(234)	(103)	(186)	(47)	(148)

Total revenues	$2,298	$3,046	$1,874	$1,256	$2,479	$657	$1,312

Income (loss) before provision for income taxes, dividends on preferred securities issued by subsidiaries, income from equity investees, members' interest in earnings (losses) of subsidiary, minority interest and discontinued operations
Derivatives Brokerage & Clearing	$58	$77	$122	$60	$75	$41	$36
Prime Brokerage/Capital Markets	96	101	125	67	71	32	50
Corporate & Other	(53)	(23)	(57)	(27)	(94)	(14)	(42)

Total	$101	$155	$189	$100	$51	$58	$44

(1)
Year ended February 29.

(2)
Net income and provision for income taxes do not give effect to our reorganization as a "C" corporation and do not reflect additional federal, state and local income taxes that we would have been required to pay had we been a taxable corporation during the periods presented. The combined pro forma effective federal, foreign, state and local tax rate for all periods presented is 41%. As a "C" corporation, we will record a cumulative net deferred tax asset and corresponding credit to our income tax provision of approximately $120.2 million. This deferred tax asset primarily results from the excess of the tax basis over the book basis of certain of our intangible assets. We expect to realize future reductions in our current tax expense as these intangibles are amortized and deducted from taxable income on our tax returns.

(3)
As of February 29.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in "Risk Factors" and elsewhere in this prospectus. You should read the following discussion in conjunction with the information included under the captions "Unaudited Pro Forma Consolidated Financial Statements" and "Selected Historical and Pro Forma Consolidated Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Further, the following discussion includes information related to our Asset Management business, substantially all the assets of which were distributed to Refco Group Holdings, Inc. on August 5, 2004. Reference to the year ended February 28, 2005 includes the period from March 1, 2004 through August 5, 2004 combined with the period from August 6, 2004 through February 28, 2005.

General

        We provide execution and clearing services for exchange-traded derivatives and provide prime brokerage services in the fixed income and foreign exchange markets. We serve over 200,000 customer accounts from our 23 locations in 14 countries. Our international operations generated $586.1 million, or 44.0%, of our net revenues for the year ended February 28, 2005 and $173.7 million, or 42.2%, of our net revenues for the three months ended May 31, 2005. Our customers include corporations, government agencies, hedge funds, managed futures funds, pension funds, financial institutions, retail clients and professional traders.

        We were historically organized into three operating business segments for financial reporting purposes: (i) Derivatives Brokerage & Clearing; (ii) Prime Brokerage/Capital Markets; and (iii) Asset Management. We also have historically had a Corporate & Other non-operating business segment. Following the distribution of substantially all the assets of our Asset Management business in connection with the THL Transactions described below, we are now organized into two operating business segments for financial reporting purposes, Derivatives Brokerage & Clearing and Prime Brokerage/Capital Markets, and we have one non-operating business segment, Corporate & Other. We report the retained assets from our Asset Management business, Refco Alternative Investments, as part of our Derivatives Brokerage & Clearing business.

The THL Transactions and the Reincorporation

        On August 5, 2004, THL Refco Acquisition Partners, an affiliate of Thomas H. Lee Partners, L.P., and its affiliates and co-investors acquired approximately 57% of the equity interests in our indirect subsidiary, Refco Group Ltd., LLC ("Refco Group"), which they hold through our direct subsidiary New Refco Group Ltd., LLC ("New Refco"), for approximately $507.0 million in cash. In connection with the transaction, Phillip Bennett, our President and Chief Executive Officer, exchanged his existing equity investment of approximately $382.5 million in Refco Group for an approximate 43% interest in New Refco, and other members of our management made an investment in New Refco aggregating approximately $4.5 million in cash. Concurrently with the closing of the acquisition, Refco Group entered into senior credit facilities providing for a fully drawn $800.0 million term loan and an undrawn $75.0 million revolving loan facility, and, together with Refco Finance Inc., issued $600.0 million in aggregate principal amount of senior subordinated notes. Also concurrently with the consummation of the transactions described above, Refco Group distributed $550.0 million in cash as well as all of the equity interests of Forstmann-Leff International Associates, LLC, which at that time owned substantially all the assets of Refco Group's Asset Management business, to Refco Group Holdings, Inc., an entity that was owned by Tone Grant and Phillip Bennett and that is now wholly owned by Phillip Bennett. We refer to the foregoing transactions collectively as the "THL Transactions."

        Prior to this offering, we conducted our business through Refco Group and its direct and indirect subsidiaries. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Refco Inc., a newly formed Delaware corporation that will be a direct, wholly-owned subsidiary of New Refco and following the Reincorporation will act as a holding company for our business, will enter into the following transactions:

  •
  Refco Inc. will issue an aggregate of 63,263,162 shares of its common stock to Thomas H. Lee Equity Fund V, L.P. and its affiliates and co-investors in exchange for the direct or indirect equity interests in New Refco held by such parties;

  •
  Refco Group Holdings, Inc., which is wholly-owned by Phillip Bennett, our President and Chief Executive Officer, will contribute all of its Class A member interests in New Refco to Refco Inc. in exchange for 28,593,058 shares of its common stock;

  •
  The Phillip R. Bennett Three Year Annuity Trust, in respect of which Phillip Bennett, our President and Chief Executive Officer, is both Trustee and Beneficiary, will contribute all of its Class A member interests in New Refco to Refco Inc. in exchange for 19,131,784 shares of its common stock;

  •
  Our officers who hold Class A member interests in New Refco will contribute all of their Class A member interests in New Refco to Refco Inc. in exchange for an aggregate of 243,299 shares of its common stock; and

  •
  Our officers, directors and employees who hold Class B member interests in New Refco will contribute all of their Class B member interests in New Refco to Refco Inc. in exchange for an aggregate of 3,768,697 shares of its common stock, which shares shall be subject to vesting.

        We refer to the transactions listed above as the "Reincorporation."

        As a result of these transactions, Refco Inc. will own all of the outstanding member interests of New Refco. Refco Inc. will be a Delaware "C" corporation, and as such will be subject to federal and state income taxes. New Refco was a limited liability company not subject to state or federal income taxes, and as such, the historical financial data included in this prospectus do not reflect what our financial position and results of operations would have been had we been a taxable corporation. We expect to record a net deferred tax asset and a corresponding credit to our provision for income taxes of approximately $120.2 million upon becoming a "C" corporation immediately before the effectiveness of the registration statement of which this prospectus is a part. This deferred tax asset primarily results from the excess of the tax basis over the book basis of certain of our intangible assets. We expect to realize future reductions in our current tax expense as these intangibles are amortized and deducted from taxable income on our tax returns. Prior to the closing of this offering, New Refco intends to make a cash distribution of approximately $27.9 million to the members of New Refco to enable them to meet their estimated income tax obligations for the period from January 1, 2005 to the date of the Reincorporation. The amount of this distribution will be based on New Refco's estimated net taxable income from January 1, 2005 to the date of the Reincorporation. Purchasers of shares in the offering will not receive any of this distribution. Prior to the closing of this offering, Refco Group Holdings, Inc. will make a cash contribution of approximately $21.7 million to New Refco, which amount is equal to the amount of tax distributions that Refco Group Holdings, Inc. received from New Refco in excess of its pro rata share of all tax distributions made to members of New Refco prior to the offering.

        This prospectus does not include financial statements of Refco Inc. because it has only been formed recently for the purpose of effecting the offering and until the consummation of the transactions described above, will hold no material assets and will not engage in any operations. Upon completion of the transactions described above, Refco Inc. will become the parent of New Refco and its wholly-owned and majority-owned subsidiaries and will have no other assets or operations.

        For more information on the THL Transactions and the Reincorporation, see "Certain Relationships and Related Transactions."

Factors Affecting Our Results

        Our results of operations have been, and we expect will continue to be, affected principally by transaction volumes, interest rates, the level of global market activity, market volatility and expense management. Our results of operations have also been affected by acquisitions.

        Our revenues are primarily comprised of: (i) transaction fees earned from executing and clearing customer orders, which we record as commissions and brokerage or principal transactions, net depending on the nature of the transaction, and (ii) interest income earned on cash balances in our customers' accounts and from providing secured financing through repurchase transactions. From fiscal year 2000 through fiscal year 2005, our Derivatives Brokerage & Clearing net revenues increased at a compound annual growth rate of 24.3%, due primarily to annual increases in contract volumes executed or cleared and in part attributable to acquisitions and annual increases in customer deposits. During the same period, our Prime Brokerage/Capital Markets net revenues increased at a compound annual growth rate of 26.0%, due primarily to increases in both the number of customers and markets we serve as well as new product introductions and acquisitions.

Transaction Volumes

        Since 2001, Derivatives Brokerage & Clearing transaction volumes, measured in numbers of contracts, have increased, reflecting the broad growth trend in contract trading volumes currently being experienced in the derivatives industry. The continued convergence of derivatives and cash markets and the expanded use of derivatives for hedging and investment purposes have been the primary drivers of this industry trend. This industry trend has been global in nature, with a rapid introduction of new products in a variety of international markets. Prime Brokerage/Capital Markets transaction volumes, specifically foreign exchange dollar volumes and our customer securities financing and clearing volumes, increased reflecting expanded U.S. government borrowing activity and the continued long-term growth of foreign exchange markets. Recently, this increase in volume has been accelerated by market volatility caused by political uncertainty in the Middle East and its impact on energy supplies and the uncertain outlook concerning economic growth, interest rates and, in particular, the changing value of the U.S. dollar. We have been able to take advantage of the increase in derivatives transaction volume because of our diverse customer base, product offering and market coverage and have benefited from the increase in prime brokerage volumes as a result of new product initiatives, including online foreign exchange and emerging market debt brokerage.

Interest Rates

        Due to the fact that a portion of our revenues is derived from interest earned from the investment of funds deposited with us primarily by customers of our Derivatives Brokerage & Clearing business and the level of secured customer financing transactions in our Prime Brokerage/Capital Markets business, the level of prevailing interest rates affects our revenues. We generally benefit from rising interest rates. Rising interest rates increase the amount of net interest income earned from these customer deposits and the potential financing spread available on secured customer financing transactions. However, our interest expense also increases as a result of rising interest rates because borrowings under our new senior credit facilities accrue interest at variable rates. Declining interest rates decrease the amount of net interest income earned on customer deposits and the spread available on secured customer financing transactions. This is only partially offset by a decrease in interest rates on borrowings under our senior credit facilities.

Global Market Activity

        Each of our primary business segments is global in nature, and the general expansion of the global economy and continued globalization of financial markets have had a positive impact on our results of operations. The introduction of derivatives products internationally has accelerated in recent years, with emerging markets in Asia and Latin America supplementing traditional centers in North America and Europe. This growth has been prompted by economic expansion in these regions, deregulation and globalization. Similar trends have emerged in our Prime Brokerage/Capital Markets business as the capital markets in emerging economies have become more sophisticated. We believe this has presented us with growth opportunities in non-dollar fixed income, emerging market debt and foreign exchange brokerage.

Expense Management

        We have been able to leverage our operating capabilities to benefit from increased scale in our transaction volumes. By adding incremental volume to a pre-existing platform, our marginal cost of growth in transaction processing has been minimal. We believe we will benefit from the scalable nature of our transaction processing capabilities as more markets automate and move to electronic platforms. A high proportion of our marginal expense is variable in nature, which provides us an opportunity to improve our cost to income ratio. We believe this characteristic will have a continuing positive impact on our results of operations.

Acquisitions

        We have completed 16 acquisitions since 1999. It has been our practice to integrate and rationalize acquired companies as rapidly as possible, transferring operations to our existing platform. During the fiscal year ended February 28, 2002, we acquired the professional floor trader business of First Options, MST Canada Co. and Main Street Trading, all derivatives brokerage businesses. We acquired two other derivatives brokerage businesses during the fiscal year ended February 28, 2003: a division of Spear, Leeds & Kellogg and CFG Financial Group Inc. During the fiscal year ended February 29, 2004, we acquired three asset management businesses, Edinburgh Fund Managers Ltd., Societe Generale Investment Managers and Cardales UK Ltd., and five derivatives brokerage businesses, MacFutures Ltd., Carlton Brokerage Ltd., Friedberg Mercantile Group, RB&H and Trafalgar Commodities Ltd. In September 2004, we acquired the customer accounts and related assets of Pioneer Futures, a division of Pioneer Futures, Inc. In April 2005, we acquired the customer accounts and related business operations of The League Corp. In May 2005, we made a cash offer to the shareholders of EasyScreen plc. The cash offer closed on May 31, 2005, and as of that date we held 95.3% of EasyScreen's outstanding ordinary share capital. In addition, we entered into a purchase and sale agreement to acquire the global brokerage operations of Cargill Investor Services in June 2005.

Results of Operations

Revenues

        Total Revenues.    The components of our total revenues are commissions and brokerage, interest, principal transactions, net, asset management and advisory fees and other income.

          Commissions and brokerage revenue.    Commissions and brokerage revenues represent transaction fees earned on executed or cleared contracts in our Derivatives Brokerage & Clearing business and transaction fees on trades in our Prime Brokerage/Capital Markets business. The transaction fees we charge are based on the type of customer, the type of transaction, the method of trading and the volume of trading activity that a particular customer conducts with us. The aggregate amount of commissions and brokerage revenues is a function of the number of transactions we process and the amount of gross commissions charged to customers in respect of those transactions.

          Interest revenue.    Interest revenue represents both interest earned from the investment of customer funds deposited with us as margin for their trading activities in our Derivatives Brokerage & Clearing business and interest earned from providing secured customer financing through repurchase agreements as part of our Prime Brokerage/Capital Markets business. The latter involves taking a customer's security and refinancing it with a qualified financial counterparty. We earn interest revenue on these transactions by charging our customer a pre-determined spread above our cost of refinancing. Overall, interest revenue is driven by the level of customer deposits placed with our brokerage operations, the level of secured financing transactions we provide to our customers and the level of prevailing interest rates. Typically, the net interest that we earn is lower in a low interest rate environment and higher in a higher interest rate environment.

          Principal transactions, net.    Principal transactions, net revenue is generated mainly by our Prime Brokerage/Capital Markets business and is derived from broking transactions in non-exchange traded derivatives and foreign exchange products. To execute a customer's order in non-exchange traded derivatives and foreign exchange products we enter into a transaction with our customer and a simultaneous and offsetting transaction in the market. We generally price the customer transaction such that we earn a small positive spread on the offsetting transaction, which we record on our income statement as principal transactions, net. This revenue represents our compensation for executing our customers' orders, and therefore is analogous to the commissions we earn when executing our clearing contracts for exchange traded derivative contracts.

          Although the absence of a central clearing counterparty requires us to broker such transactions as principal, the risks associated with such transactions are not materially greater than those associated with the brokerage of exchange-traded derivatives. Our customers bear the risk of the economic results of such transactions, and we confine ourselves to earning the positive spread on the transaction. Nonetheless, because of our principal role, we are required to record certain other aspects of the transactions, including a record of realized and unrealized gains and losses relating to such customer transactions. These transaction gains are for the benefit of our customers and any losses are for the account of our customers who secure the payment to us of any such losses by depositing margin funds as collateral. Analyses of the realized and unrealized gains and losses as recognized and recorded under principal transactions, net for each of the years ended February 28, 2005, February 29, 2004 and February 28, 2003 and the three months ended May 31, 2005 and 2004 are included in our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. See Note B to our audited consolidated financial statements and Note D to our unaudited consolidated financial statements.

          Asset management and advisory fees revenues.    Asset management and advisory fees revenues primarily represent fees we charge for managing funds. The amount of these revenues has traditionally fluctuated with the level of funds under management and the investment performance of these funds.

        Net Revenues.    Although we report total revenues on a gross basis in our consolidated financial statements for purposes of segment reporting and analyzing our revenues, we believe that net revenues provide a more meaningful indication of our operating results. Net revenues represent total revenues less interest expense. Interest expense includes interest paid to Derivatives Brokerage & Clearing customers on the funds they maintain with us and interest paid to finance counterparties in our Prime Brokerage/Capital Markets business for the financing of customer securities. For purposes of calculating net revenues, interest expense excludes interest paid on long-term debt. We net interest expense against revenues because a substantial portion of our interest expense pertains to customer transactions from which we derive interest income but in which we have a related charge for interest expense.

Expenses

        Commissions and Order Execution Costs.    Commissions and order execution costs include variable expenses related directly to transactions conducted in our brokerage operations. These costs include exchange and clearing house fees, fees paid to third parties for execution of customer orders and sales commissions paid in those cases where customers are introduced and their orders are handled by non-salaried sales personnel.

        Employee Compensation and Benefits Expenses.    Employee compensation and benefits expenses include the cost of our global salaried employees. These expenses include base compensation, bonus compensation (whether discretionary or performance related) and the cost of medical insurance and other related employee benefits.

        General, Administrative and Other Expenses.    General, administrative and other expenses include all other operating expenses, including primarily lease expenses, communications and quotation systems expenses, travel and entertainment expenses, depreciation and amortization, professional fees and other miscellaneous expenses.

Income from Equity Investees

        We own minority interests in various businesses. We record income earned by these businesses based on our proportionate ownership. This income is recorded on our income statement as income from equity investees. These companies are engaged in both derivatives brokerage and prime brokerage operations in key product segments (such as retail foreign exchange brokerage) and important geographical markets (such as the Taiwan derivatives markets). Because we consider these activities integral to our global operations and material to our results of operations, we historically included earnings from these activities in operating profit for comparative purposes.

Operating Profit

        Operating profit represents income before provision for income taxes, dividends on preferred securities issued by subsidiaries, income from equity investees, members' interest in earnings (losses) of subsidiary, minority interest and discontinued operations.

Income Taxes

        Prior to the Reincorporation, New Refco operated as a limited liability company and was treated as a partnership for federal income tax purposes. Under applicable regulations, members of a limited liability company treated as a partnership are responsible for their individual income tax liabilities related to the limited liability company's results of operations. Because we generated taxable income, we included in distributions to our members amounts sufficient to facilitate the payment of tax liabilities arising from the limited liability company's income. Accordingly, we have not provided for federal income taxes related to our results of operations. We made aggregate distributions, which included distributions with respect to members' tax liabilities arising from the limited liability company's income, of $100.0 million, $120.0 million, $11.0 million in the years ended February 28, 2003, February 29, 2004 and February 28, 2005, respectively. We made no distributions to our equity holders during the three months ended May 31, 2005. These distributions exclude any distributions made in connection with the THL Transactions. The provision for income taxes included in our consolidated financial statements relates to income taxes of foreign subsidiaries. After the Reincorporation, we will be taxed as a corporation. After the Reincorporation, we anticipate that our effective tax rate will be 41%, and we will have to increase our provision for income taxes accordingly.

Periodic Results

        The following tables summarize our results of operations for the periods indicated and include our consolidated net revenues and net revenues and income before taxes and certain other items by segment. The consolidated financial data for the fiscal years ended February 28, 2003, February 29, 2004 and February 28, 2005 have been derived from our audited consolidated financial statements. The unaudited consolidated financial statements for the three months ended May 31, 2004 and 2005 include all adjustments (consisting of normal, recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of our financial position and results of operations for the periods presented.

        For purposes of the tables and discussions below, the results of operations for the year ended February 28, 2005 represent the sum of results of operations of Refco Group from March 1, 2004 through August 5, 2004 and the results of operations of New Refco for the period from August 6, 2004 through February 28, 2005 and are not indicative of the results that would actually have been obtained if the THL Transactions had occurred on March 1, 2004.

        The information contained in the following tables should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Statements," "Selected Historical and Pro Forma Consolidated Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended February 28,			Three Months Ended May 31,
	2003	2004(1)	2005(2)	2004	2005
				(unaudited)	(unaudited)
	(in millions)
Commissions and brokerage	$571.5	$645.4	$848.7	$215.8	$244.2
Interest	2,387.3	1,051.7	2,585.8	377.6	939.5
Principal transactions, net	82.6	165.9	280.1	61.2	114.8
Asset Management and advisory fees	0.1	7.3	12.5	1.9	5.6
Other	4.6	4.0	8.4	1.0	8.0

Total revenues	$3,046.1	$1,874.3	$3,735.5	$657.4	$1,312.0
Interest expense	(2,182.3)	(897.7)	(2,471.8)	(344.3)	(923.8)
Interest expense from long-term borrowings	27.2	31.1	68.2	7.0	23.4

Net revenues	$891.0	$1,007.7	$1,331.9	$320.2	$411.6

	Fiscal Year Ended February 28,			Three Months Ended May 31,
	2003	2004(1)	2005(2)	2004	2005
				(unaudited)	(unaudited)
	(in millions)
Net revenues:
Derivatives Brokerage & Clearing	$674.0	$778.3	$971.4	$243.7	$286.1
Prime Brokerage/Capital Markets	243.7	287.9	404.1	83.8	150.5
Corporate & Other(3)	23.1	(2.1)	(15.2)	(1.5)	(14.1)
Eliminations(3)	(49.8)	(56.4)	(28.4)	(5.8)	(10.8)

Total net revenues	$891.0	$1,007.7	$1,331.9	$320.2	$411.6

Expenses:
Commissions and order execution costs	$385.4	$411.9	$602.5	$142.7	$207.9
Employee compensation and benefits	181.0	204.9	267.0	64.6	74.2
General, administrative and other	142.6	170.3	243.5	47.5	62.3

Total	$709.0	$787.1	$1,113.1	$254.8	$344.4

Income (loss) before provision for income taxes, dividends on preferred securities issued by subsidiaries, income from equity investees, members' interest in earnings (losses) of subsidiary, minority interest and discontinued operations:
Derivatives Brokerage & Clearing	$76.9	$121.5	$134.5	$40.9	$35.5
Prime Brokerage/Capital Markets	100.6	124.6	137.5	31.6	50.1
Corporate & Other	(22.7)	(56.6)	(121.3)	(14.1)	(41.8)

Total	$154.8	$189.5	$150.6	$58.4	$43.8

(1)
Year ended February 29.

(2)
Includes the period from March 1, 2004 through August 5, 2004 combined with the period from August 6, 2004 through February 28, 2005.

(3)
These line items are included to reconcile these summarized financial tables to our consolidated financial statements. Corporate & Other net revenues and expenses primarily include interest income and interest expense incurred at the parent company level as well as non-material fees and other expenses. Eliminations arise upon the consolidation of group operating performance and relate to intercompany balances and transactions.

Results for the Three Months Ended May 31, 2005 Compared to the Three Months Ended May 31, 2004

        Net Revenues.    Net revenues on a consolidated basis for the three months ended May 31, 2005 increased $91.4 million, or 28.5%, to $411.6 million from $320.2 million for the three months ended May 31, 2004. The increase in net revenues for the three months ended May 31, 2005 was primarily due to the growth in transaction volumes across all major market segments that we serve. Commissions and brokerage revenue for the three months ended May 31, 2005 increased $28.4 million, or 13.2%, to $244.2 million from $215.8 million for the three months ended May 31, 2004. The increase was primarily due to an increase of 30.2% in derivative transaction volumes from 159 million contracts cleared for the three months ended May 31, 2004 to 207 million contracts cleared for the three months ended May 31, 2005. Net interest revenue, excluding interest from long-term borrowings, for the three months ended May 31, 2005 decreased $1.2 million, or 3.0%, to $39.1 million from $40.3 million for the three months ended May 31, 2004. The decline in net interest revenues was the result of lower interest margins primarily related to the timing and duration at which investments mature. This decline also reflects the reduced investment income available to us following the distribution by Refco Group of $550.0 million in liquid working capital in connection with the THL Transactions. Principal transactions, net revenue for the three months ended May 31, 2005 increased $53.6 million, or 87.6%, to $114.8 million from $61.2 million for the three months ended May 31, 2004. This increase was primarily due to a 126.7% increase in foreign exchange dollar volumes to $409.8 billion for the three months ended May 31, 2005.

        Commissions and Order Execution Costs.    Commissions and order execution costs on a consolidated basis for the three months ended May 31, 2005 increased $65.2 million, or 45.7%, to $207.9 million from $142.7 million for the three months ended May 31, 2004. The increase in commissions and order execution costs for the three months ended May 31, 2005 was primarily due to the increase in transaction volume in all of our business segments and the addition of new business operations.

        Employee Compensation and Benefits Expenses.    Employee compensation and benefits expenses on a consolidated basis for the three months ended May 31, 2005 increased $9.6 million, or 14.9%, to $74.2 million from $64.6 million for the three months ended May 31, 2004. The increase in employee compensation and benefits expenses was due in part to the addition of several new operating groups acquired during the year ended February 28, 2005. These groups include Trafalgar Commodities and the Wexford Fixed Income Group in New York as well as the further expansion of the MacFutures Group, particularly the commencement of its U.S. operations where the start-up expenses have exceeded anticipated revenues. In addition, bonus accruals increased as a function of increased profitability in certain business segments in the geographical markets that we serve, including Asia and Europe, where local currency appreciation compared to the three months ended May 31, 2004 also had the effect of increasing equivalent U.S. dollar compensation levels.

        General, Administrative and Other Expenses.    General, administrative and other expenses on a consolidated basis for the three months ended May 31, 2005 increased $14.8 million, or 31.2%, to $62.3 million from $47.5 million for the three months ended May 31, 2004. Our results for the three months ended May 31, 2005 reflect the financial impact of the THL Transactions. There was an increase in depreciation and amortization expense associated with the amortization of customer relationships determined as a result of the THL Transactions. The increase in amortization of the customer relationships determined as a result of the THL Transactions for the three months ended May 31, 2005 was $3.8 million compared to the three months ended May 31, 2004. Total depreciation and amortization expense was $9.7 million and $6.4 million for the three months ended May 31, 2005 and May 31, 2004, respectively.

        Operating Profit.    Operating profit for the three months ended May 31, 2005 decreased $14.6 million, or 25.0%, to $43.8 million from $58.4 million for the three months ended May 31, 2004.

Operating profit for the three months ended May 31, 2005 includes significant incremental expenses associated with the THL Transactions. In addition to the increased cost of depreciation and amortization of customer relationships, interest expense on long-term borrowings increased compared to the three months ended May 31, 2004. For the three months ended May 31, 2005, these expenses totaled $5.1 million and $23.4 million, respectively, compared with pre-THL Transactions expenses of $1.2 million and $7.0 million, respectively, for the three months ended May 31, 2004. The THL Transactions resulted in a total increase in expenses of $20.2 million for the three months ended May 31, 2005, which decreased our operating profit by 34.6% as compared to the three months ended May 31, 2004. Further, interest revenue decreased due to the $550.0 million cash distribution made in connection with the THL Transactions.

        In addition, we record operating profit exclusive of the income we derive from investments in non-consolidated equity investees. Income from investments in non-consolidated equity investees is recorded in income from equity investees and included in income from continuing operations. These companies are engaged in both derivatives brokerage and prime brokerage operations in key product segments (such as retail foreign exchange brokerage) and important geographical markets (such as the Taiwan derivatives markets). Because we consider these activities integral to our global operations and material to our results of operations, we historically included earnings from these activities in operating profit. Operating profit excluding the earnings from equity investees for the three months ended May 31, 2005 decreased $14.6 million, or 25.0%, to $43.8 million from $58.4 million for the three months ended May 31, 2004. The decrease in operating profit reflected a shift in product mix within our operations to products offered by equity investees, particularly retail foreign exchange brokerage. Income from our share of our equity investees' operations totaled $14.2 million for the three months ended May 31, 2005 compared with $6.6 million for the three months ended May 31, 2004. The increase in income from equity investees of $7.6 million increased operating profit by 13.0% for the three months ended May 31, 2005.

Segment Information

Derivatives Brokerage & Clearing

        Net Revenues.    Derivatives Brokerage & Clearing net revenues for the three months ended May 31, 2005 increased $42.4 million, or 17.4%, to $286.1 million from $243.7 million for the three months ended May 31, 2004. The increase in Derivatives Brokerage & Clearing net revenues for the three months ended May 31, 2005 was primarily due to increased transaction volume in virtually all markets and in all geographic sectors that we serve, particularly electronic markets utilized by our professional trading customers, which are reflected in commissions and brokerage revenues and principal transactions, net. Global demand for commodity materials, in particular oil and petroleum products, resulted in increased activity in physical commodity markets, while interest rate uncertainties increased the level of interest rate derivative volumes. In Europe, local foreign exchange operations (reported in Derivatives Brokerage & Clearing) also increased. Derivatives Brokerage & Clearing contract volume for the three months ended May 31, 2005 increased by 48 million contracts, or 30.2%, to 207 million contracts cleared from 159 million contracts cleared for the three months ended May 31, 2004. Commissions and brokerage income increased by 13.4% as a result of increased transaction volume and changing customer mix. This increase includes European foreign exchange revenues. Substantially all of the assets of our Asset Management business were distributed to Refco Group Holdings, Inc. as part of the THL Transactions. We report the retained assets from the Asset Management business, Refco Alternative Investments, as part of our Derivatives Brokerage & Clearing business. Refco Alternative Investments' net revenues for the three months ended May 31, 2005 increased approximately $2.6 million, or 154.1%, to $4.2 million from $1.7 million for the three months ended May 31, 2004.

        Operating Profit.    Derivatives Brokerage & Clearing operating profit for the three months ended May 31, 2005 decreased $5.4 million, or 13.2%, to $35.5 million from $40.9 million for the three months ended May 31, 2004. The decrease in Derivatives Brokerage & Clearing operating profit for the three months ended May 31, 2005 was primarily due to increased general and administrative and employee compensation expense in London; a modest reduction in commission and brokerage revenues reflecting a temporary slowing of Asia-Pacific market growth in Singapore; increased general and administrative expenses at Refco Trading Services, which also had a small decline in average commission income; and restructuring and related costs incurred in transitioning to full electronic platforms in foreign markets. The increase in income from equity investees increased operating profit by $0.6 million, or 1.5%, for the three months ended May 31, 2005. Operating profit includes expenses associated with the THL Transactions, most notably the increase in the amortization of customer relationships determined as a result of the THL Transactions. The increased amortization of $0.7 million for the Derivatives Brokerage & Clearing customer relationships determined as a result of the THL Transactions for the three months ended May 31, 2005 decreased operating profit by 1.7% for the three months ended May 31, 2005.

Prime Brokerage/Capital Markets

        Net Revenues.    Prime Brokerage/Capital Markets net revenues for the three months ended May 31, 2005 increased $66.7 million, or 79.6%, to $150.5 million from $83.8 million for the three months ended May 31, 2004. The increase in Prime Brokerage/Capital Markets net revenues for the three months ended May 31, 2005 was primarily due to the increase of 25.5% in the average net customer securities financing portfolio to $46.2 billion from $36.8 billion for the three months ended May 31, 2004 and a 126.7% increase in foreign exchange dollar volumes, which totaled $409.8 billion for the three months ended May 31, 2005, up from $180.8 billion for the three months ended May 31, 2004. These increases were offset in part by decreased volume in the U.S. Treasury market.

        Operating Profit.    Prime Brokerage/Capital Markets operating profit for the three months ended May 31, 2005 increased $18.5 million, or 58.5%, to $50.1 million from $31.6 million for the three months ended May 31, 2004. Prime Brokerage/Capital Markets operating profit excludes income from equity investees, which totaled $13.1 million for the three months ended May 31, 2005. The increase in income from equity investees increased operating profit by $7.0 million, or 22.2%, for the three months ended May 31, 2005. Operating profit includes expenses associated with the THL Transactions, most notably the increase in the amortization of customer relationships determined as a result of the THL Transactions. The increased amortization of $3.1 million for the Prime Brokerage/Capital Markets customer relationships determined as a result of the THL Transactions for the three months ended May 31, 2005 decreased operating profit by 9.8% for the three months ended May 31, 2005. The underlying increase in Prime Brokerage/Capital Markets operating profit for the three months ended May 31, 2005 was primarily due to the continued growth in Prime Brokerage/Capital Markets net revenues, particularly the 126.7% increase in foreign exchange dollar volumes described above.

Results for the Year Ended February 28, 2005 Compared to the Year Ended February 29, 2004

        Net Revenues.    Net revenues on a consolidated basis for the year ended February 28, 2005 increased $324.2 million, or 32.2%, to $1,331.9 million from $1,007.7 million for the year ended February 29, 2004. The increase in net revenues for the year ended February 28, 2005 was primarily due to the growth in transaction volumes that reflects broad secular trends across all major market segments that we serve. Commissions and brokerage revenue for the year ended February 28, 2005 increased $203.3 million, or 31.5%, to $848.7 million from $645.4 million for the year ended February 29, 2004. The increase was primarily due to an increase of 38.6% in derivative transaction volumes from 472 million contracts cleared for the year ended February 29, 2004 to 654 million contracts cleared for the year ended February 28, 2005. Net interest revenue, excluding interest from long-term borrowings, for the year ended February 28, 2005 decreased $2.9 million, or 1.6%, to $182.2 million from $185.1 million for the year ended February 29, 2004. The decline in net interest revenues was driven by lower interest rates realized on customer deposits as well as the impact of the timing and duration at which investments mature. Principal transactions, net revenue for the year ended February 28, 2005 increased $114.2 million, or 68.8%, to $280.1 million from $165.9 million for the year ended February 29, 2004. This increase was primarily due to a 78.3% increase in foreign exchange dollar volumes to $1,216.5 billion for the year ended February 28, 2005.

        Commissions and Order Execution Costs.    Commissions and order execution costs on a consolidated basis for the year ended February 28, 2005 increased $190.6 million, or 46.3%, to $602.5 million from $411.9 million for the year ended February 29, 2004. The increase in commissions and order execution costs for the year ended February 28, 2005 was primarily due to the increase in transaction volume in all of our business segments and the addition of new business operations.

        Employee Compensation and Benefits Expenses.    Employee compensation and benefits expenses on a consolidated basis for the year ended February 28, 2005 increased $62.1 million, or 30.3%, to $267.0 million from $204.9 million for the year ended February 29, 2004. The increase in employee compensation and benefits expenses was due in part to the addition of several new operating groups acquired during the year ended February 28, 2005. These groups include Trafalgar Commodities and the Wexford Fixed Income Group in New York as well as the further expansion of the MacFutures Group, particularly the commencement of its U.S. operations where the start-up expenses have exceeded anticipated revenues. In addition, bonus accruals increased as a function of increased profitability in certain business segments in the geographical markets that we serve, including Asia and Europe, where local currency appreciation also had the effect of increasing equivalent U.S. dollar compensation levels.

        General, Administrative and Other Expenses.    General, administrative and other expenses on a consolidated basis for the year ended February 28, 2005 increased $73.2 million, or 43.0%, to $243.5 million from $170.3 million for the year ended February 29, 2004. We estimate that general, administrative and other expenses for the year ended February 28, 2005 increased by approximately $14.8 million, or 8.7%, due in part to expenses associated with acquisitions during the year ended February 28, 2005, including an estimated $9.8 million of expenses associated with the physical integration of acquired businesses and the recognition of a legal reserve of $5.0 million. Our results for the year ended February 28, 2005 reflect the financial impact of the THL Transactions. The THL Transactions resulted in an increase in depreciation and amortization expense associated with the amortization of customer relationships determined as a result of the THL Transactions. The increase in amortization of the customer relationships determined as a result of the THL Transactions for the year ended February 28, 2005 was $8.8 million compared to the year ended February 29, 2004. Total depreciation and amortization expense was $30.0 million and $26.2 million for the years ended February 28, 2005 and February 29, 2004, respectively.

        Operating Profit.    Operating profit for the year ended February 28, 2005 decreased $38.9 million, or 20.5%, to $150.6 million from $189.5 million for the year ended February 29, 2004. Operating profit for the year ended February 28, 2005 includes significant incremental expenses associated with the THL Transactions. In addition to the increased cost of depreciation and amortization of customer relationships, interest expense on long-term borrowings increased compared to the year ended February 29, 2004. For the year ended February 28, 2005, these incremental expenses related to the THL Transactions totaled $13.5 million and $68.2 million, respectively, compared with pre-THL Transactions expenses of $4.7 million and $31.1 million, respectively, for the year ended February 29, 2004. The THL Transactions therefore resulted in a total increase in expenses of $45.9 million for the year ended February 28, 2005, which decreased our operating profit by 24.2% as compared to the year ended February 29, 2004. Further, interest revenue decreased due to the $550.0 million cash distribution made in connection with the THL Transactions.

        In addition, we record operating profit exclusive of the income we derive from investments in non-consolidated equity investees. Income from investments in non-consolidated equity investees is recorded in income from equity investees and included in income from continuing operations. These companies are engaged in both derivatives brokerage and prime brokerage operations in key product segments (such as retail foreign exchange brokerage) and important geographical markets (such as the Taiwan derivatives markets). Because we consider these activities integral to our global operations and material to our results of operations, we historically included earnings from these activities in operating profit. Operating profit excluding the earnings from equity investees for the year ended February 28, 2005 decreased $38.9 million, or 20.5%, to $150.6 million from $189.5 million for the year ended February 29, 2004. The decrease in operating profit reflected a shift in product mix within our operations to products offered by equity investees, particularly retail foreign exchange brokerage. Income from our share of our equity investees' operations totaled $24.9 million for the year ended February 28, 2005 compared with $11.5 million for the year ended February 29, 2004. Members' interest in earnings (losses) of subsidiary is also included as a decrease in total revenues and is recovered in our income from continuing operations. The increase in income from equity investees and the decrease in members' interest in earnings (losses) of subsidiary of $25.6 million increased operating profit by 13.5% for the year ended February 28, 2005. Our operating profit is also impacted by the recognition of a legal reserve of $5.0 million and the estimated $9.8 million of expenses associated with the physical integration of acquired businesses, which decreased operating profit by approximately $14.8 million, or 7.8%, for the year ended February 28, 2005.

  Segment Information

  Derivatives Brokerage & Clearing

        Net Revenues.    Derivatives Brokerage & Clearing net revenues for the year ended February 28, 2005 increased $193.1 million, or 24.8%, to $971.4 million from $778.3 million for the year ended February 29, 2004. The increase in Derivatives Brokerage & Clearing net revenues for the year ended February 28, 2005 was primarily due to increased transaction volume in all markets and in all geographic sectors that we serve, particularly electronic markets utilized by our professional trading customers and non-ferrous metals brokerage activities in Europe, which are reflected in commissions and brokerage revenues and principal transactions, net. Global demand for commodity materials resulted in increased activity in physical commodity markets, while interest rate uncertainties increased the level of interest rate derivative volumes. In Europe and Singapore, local foreign exchange operations (reported in Derivatives Brokerage & Clearing) also increased. Derivatives Brokerage & Clearing contract volume for the year ended February 28, 2005 increased by 182 million contracts, or 38.6%, to 654 million contracts cleared from 472 million contracts cleared for the year ended February 29, 2004. Commissions and brokerage income increased by 22.1% as a result of increased transaction volume and changing customer mix. This increase includes European and Singapore foreign exchange revenues and European non-ferrous metals brokerage revenues. Substantially all of the assets of our Asset Management business were distributed to Refco Group Holdings, Inc. as part of the THL Transactions. We report the retained assets from the Asset Management business, Refco Alternative Investments, as part of our Derivatives Brokerage & Clearing business. Refco Alternative Investments' net revenues for the year ended February 28, 2005 increased $4.8 million, or 70.1%, to approximately $11.6 million from $6.8 million for the year ended February 29, 2004.

        Operating Profit.    Derivatives Brokerage & Clearing operating profit for the year ended February 28, 2005 increased $13.0 million, or 10.7%, to $134.5 million from $121.5 million for the year ended February 29, 2004. The increase in Derivatives Brokerage & Clearing operating profit for the year ended February 28, 2005 was primarily due to commissions and brokerage income that increased by 22.1% as a result of increased transaction volume. The increase in income from equity investees increased operating profit by $0.3 million, or 0.2%, for the year ended February 28, 2005. Operating profit includes expenses associated with the THL Transactions, most notably the increase in the amortization of customer relationships determined as a result of the THL Transactions. The increased amortization for the Derivatives Brokerage & Clearing customer relationships determined as a result of the THL Transactions for the year ended February 28, 2005 was $0.9 million. The increase in the amortization of customer relationships and the $6.8 million of expenses associated with the physical integration of acquired businesses decreased operating profit by $7.7 million, or 6.3%, for the year ended February 28, 2005.

  Prime Brokerage/Capital Markets

        Net Revenues.    Prime Brokerage/Capital Markets net revenues for the year ended February 28, 2005 increased $116.2 million, or 40.4%, to $404.1 million from $287.9 million for the year ended February 29, 2004. The increase in Prime Brokerage/Capital Markets net revenues for the year ended February 28, 2005 was primarily due to the increase of 19.9% in the average net customer securities financing portfolio to $32.0 billion from $26.7 billion for the year ended February 29, 2004 and a 78.3% increase in foreign exchange dollar volumes, which totaled $1,216.5 billion for the year ended February 28, 2005, up from $682.4 billion for the year ended February 29, 2004.

        Operating Profit.    Prime Brokerage/Capital Markets operating profit for the year ended February 28, 2005 increased $12.9 million, or 10.4%, to $137.5 million from $124.6 million for the year ended February 29, 2004. Operating profit also includes the members' interest in earnings (losses) of subsidiary of $11.0 million. Additionally, Prime Brokerage/Capital Markets operating profit excludes income from equity investees, which totaled $22.1 million for the year ended February 28, 2005. The increase in income from equity investees and the members' interest in earnings (losses) of subsidiary increases operating profit by $25.3 million, or 20.3%, for the year ended February 28, 2005. Operating profit includes expenses associated with the THL Transactions, most notably the increase in the amortization of customer relationships determined as a result of the THL Transactions. The increased amortization for the Prime Brokerage/Capital Markets customer relationships recognized on the THL Transactions for the year ended February 28, 2005 was $7.9 million. The increase in amortization of customer relationships and $2.5 million of expenses associated with the physical integration of acquired businesses decreased operating profit by $10.4 million, or 8.3%, for the year ended February 28, 2005. The underlying increase in Prime Brokerage/Capital Markets operating profit for the year ended February 28, 2005 was primarily due to the continued growth in Prime Brokerage/Capital Markets net revenues, particularly the 78.3% increase in foreign exchange dollar volumes to a total for the year ended February 28, 2005 of $1,216.5 billion and the inclusion of the Wexford Fixed Income Group, which was acquired in January 2004 and contributed $4.5 million to operating profit in the year ended February 28, 2005.

Results for the Year Ended February 29, 2004 Compared to the Year Ended February 28, 2003

        Net Revenues.    Net revenues on a consolidated basis for the year ended February 29, 2004 increased $116.7 million, or 13.1%, to $1,007.7 million from $891.0 million for the year ended February 28, 2003. The increase in net revenues for the year ended February 29, 2004 was primarily due to the significant increase in brokerage transaction volume, which was partially offset by a decline in net interest revenues. In general, our volumes have increased as the volumes in our industry and sector have increased. Commissions and brokerage revenues for the year ended February 29, 2004 increased $73.9 million, or 12.9%, to $645.4 million from $571.5 million for the year ended February 29, 2003. Derivative contracts cleared increased by 71 million contracts to 472 million contracts for the year ended February 29, 2004. This increase was primarily the result of the acquisition of MacFutures in February 2003, which was included in the full results of operations for the year ended

February 29, 2004. While customer deposits increased 7.9% from $3.8 billion for the year ended February 28, 2003 to $4.1 billion for the year ended February 29, 2004 and customer secured financing transactions increased 26.5% with average net customer securities financing portfolio of $26.7 billion for the year ended February 29, 2004, net interest revenues for the year ended February 29, 2004 decreased 20.3% to $185.1 million from $232.2 million for the year ended February 28, 2003 primarily as a result of the very low interest rate environment and the impact of the timing and duration at which investments mature. Principal transactions, net revenue for the year ended February 29, 2004 increased $83.3 million, or 100.8%, to $165.9 million from $82.6 million for the year ended February 28, 2003. The increase was due primarily to a 43.8% increase in customer foreign exchange transaction volumes worldwide to $682.4 billion for the year ended February 29, 2004. Asset management and advisory fees revenues for the year ended February 29, 2004 increased $7.2 million to $7.3 million from $0.1 million for the year ended February 28, 2003 as a result of improved investment performance resulting from stronger equity markets. Overall, transaction pricing across products and markets remained generally consistent with the prior year.

        Commissions and Order Execution Costs.    Commissions and order execution costs on a consolidated basis for the year ended February 29, 2004 increased $26.5 million, or 6.9%, to $411.9 million from $385.4 million for the year ended February 28, 2003. The increase in commissions and order execution costs for the year ended February 29, 2004 was primarily due to a 17.7% increase in Derivatives Brokerage & Clearing transactions volume. However, the rate of increase of expenses was lower than the increase in transaction volumes across both business segments, in part because of a shift in overall product mix towards Prime Brokerage/Capital Market operations. Most of the latter volume is conducted by corporate sales groups and not commission-based sales personnel.

        Employee Compensation and Benefits Expenses.    Employee compensation and benefits expenses on a consolidated basis for the year ended February 29, 2004 increased $23.9 million, or 13.2%, to $204.9 million from $181.0 million for the year ended February 28, 2003. The increase in employee compensation and benefits expenses for the year ended February 29, 2004 was primarily due to the addition to our payroll of the majority of employees of acquired companies, specifically MacFutures, Trafalgar Commodities and Carlton Brokerage.

        General, Administrative and Other Expenses.    General, administrative and other expenses on a consolidated basis for the year ended February 29, 2004 increased $27.7 million, or 19.4%, to $170.3 million from $142.6 million for the year ended February 28, 2003. The increase in general, administrative and other expenses for the year ended February 29, 2004 was primarily due to the incremental expenses associated with acquired operations. Total depreciation and amortization expense was $26.2 million and $23.5 million for the years ended February 29, 2004 and February 28, 2003, respectively.

        Operating Profit.    Operating profit on a consolidated basis for the year ended February 29, 2004 increased $34.7 million, or 22.4%, to $189.5 million from $154.8 million for the year ended February 28, 2003. The increase in operating profit for the year ended February 29, 2004 was primarily due to the increase in net revenues derived from the increased transaction volume noted above, together with the improvement in operating margins created by the reduction in sales commission costs and our ability to control the overall level of general and administrative expenses.

  Segment Information

  Derivatives Brokerage & Clearing

        Net Revenues.    Derivatives Brokerage & Clearing net revenues for the year ended February 29, 2004 increased $104.3 million, or 15.5%, to $778.3 million from $674.0 million for the year ended February 28, 2003. The increase in Derivatives Brokerage & Clearing net revenues for the year ended February 29, 2004 was primarily due to increased transaction volume in all major geographic and product sectors that we serve. Dollar price increases in physical commodity markets driven by the growth of Asian economies, particularly China, resulted in an increase in trading of agricultural and metals derivatives contracts. The changing outlook for interest rates combined with the addition of the MacFutures platform in March 2003, increased financial futures contract volume, particularly interest rate products. Derivatives Brokerage & Clearing contract volume for the year ended February 29, 2004 increased by 71 million, or 17.7%, to 472 million contracts cleared from 401 million contracts cleared for the year ended February 28, 2003. Commissions and brokerage income increased by 13.7%, primarily as a result of increased transaction volume, and this was additionally increased by an increase of 14.3% in net interest revenue resulting from increased customer deposits and changes in the timing and duration of investments. Approximately $6.8 million, or 0.7%, of net revenues was attributable to our Asset Management business.

        Operating Profit.    Derivatives Brokerage & Clearing operating profit for the year ended February 29, 2004 increased $44.6 million, or 58.0%, to $121.5 million from $76.9 million for the year ended February 28, 2003. The increase in Derivatives Brokerage & Clearing operating profit for the year ended February 29, 2004 was primarily due to a 17.7% increase in derivative contracts cleared and a reduction in sales commission costs (calculated as a percent of commissions and brokerage revenue) reflecting a reduced reliance on commission sales groups. Additionally, net interest income rose primarily as a result of the 7.9% increase in customer deposits to a record $4.1 billion. This offset lower investment yields resulting from the generally lower interest rate environment.

  Prime Brokerage/Capital Markets

        Net Revenues.    Prime Brokerage/Capital Markets net revenues for the year ended February 29, 2004 increased $44.2 million, or 18.1%, to $287.9 million from $243.7 million for the year ended February 28, 2003. The increase in Prime Brokerage/Capital Markets net revenues for the year ended February 29, 2004 was primarily due to the increase in transaction volume and revenues of our foreign exchange brokerage activities. The increase in transaction volume reflected the continued expansion of our fixed income clearing operations. The increase in foreign exchange revenues reflected the diversification of our product offerings and the launch of online wholesale and retail products in June 2003. Prime Brokerage/Capital Markets net revenues also increased as a result of an increase in the average net customer securities financing portfolio to $26.7 billion from $21.1 billion for the year ended February 28, 2003. The decrease in net interest revenue of 26.6% to $104.5 million for the year ended February 29, 2004 was mainly due to the lower interest rate environment and changes in the timing and duration of investments.

        Operating Profit.    Prime Brokerage/Capital Markets operating profit for the year ended February 29, 2004 increased $24.0 million, or 23.9%, to $124.6 million from $100.6 million for the year ended February 28, 2003. The increase in Prime Brokerage/Capital Markets operating profits was primarily due to the 43.8% increase in foreign exchange dollar volumes to $682.4 billion for the year ended February 29, 2004.

Seasonality

        Our business has experienced seasonal fluctuations. Financial markets often experience reduced trading activity during summer months and in the last fiscal quarter as a result of holidays. Traditional commodity derivatives, such as energy contracts, will reflect changing supply/demand factors related to heating/cooling seasons. As a result of these factors, we may experience relatively high trading volume and revenue during our first and third fiscal quarters and lower trading volume in our second fiscal quarter. However, this trend is not evident in every year and in recent years has been moderated by globalization and an expanded range of products that tend to counteract traditional seasonality trends. For these reasons, seasonality was not a major factor in our 2005 fiscal year or the first quarter of fiscal year 2006.

Liquidity and Capital Resources

        We expect our primary uses of cash over the next twelve months to be for working capital and debt service. Also, consistent with past practice and policy, we may from time to time evaluate acquisition opportunities in our core businesses. If we were to consummate an acquisition, we may utilize cash for that purpose.

Cash Flows

        As a financial institution, our cash flows are complex and interrelated and highly dependent upon our operating performance, levels of customer activity and secured financing activities. Our cash flows from operations were $528.9 million and $391.2 million for the period from March 1, 2004 through August 5, 2004 and the period from August 6, 2004 through February 28, 2005, respectively, as compared to $727.9 million for the year ended February 29, 2004 as earnings and operating assets and liabilities exceeded cash and cash equivalents utilized in secured financing activities. Included in cash used in financing activities is $150.0 million that was used to make a voluntary prepayment of our term loan during the quarter ended February 28, 2005. During the year ended February 28, 2005, we increased cash by $206.4 million as cash flows from operating activities and discontinued operations of $920.0 million and $21.8 million, respectively, exceeded cash used in investing and financing activities of $92.2 million and $643.2 million, respectively. During the year ended February 29, 2004, we increased cash and cash equivalents by $90.0 million as cash flows from operating activities of $727.9 million exceeded cash used in investing activities, financing activities and discontinued operations of $118.9 million, $384.7 million and $134.3 million, respectively. During the year ended February 28, 2003, we increased cash and cash equivalents by $81.5 million overall as cash provided by operating activities and financing activities of $80.6 million and $54.5 million, respectively, exceeded cash used in investing activities and discontinued operations of $3.5 million and $50.1 million, respectively.

        We had cash flow used in operating activities of $96.4 million for the three months ended May 31, 2005. This compared to cash flow used in operating activities of $265.2 million for the three months ended May 31, 2004. For the three months ended May 31, 2005, total cash and cash equivalents decreased by $117.6 million, consisting of $96.4 million of cash used in operating activities and $4.1 million used in financing activities, together with $17.1 million used in investing activities in connection with our acquisitions of The League Corp. and EasyScreen plc. During the three months ended May 31, 2004, total cash and cash equivalents decreased by $118.8 million as cash flows from investing activities and discontinued operations of $0 and $151.3 million, respectively, were offset by cash used in operating activities and financing activities of $265.2 million and $4.9 million, respectively.

        Historically, we included a portion of our excess cash balances from our Derivatives Brokerage & Clearing business in segregated cash accounts to maximize the investment yield on these funds. We included approximately $257.1 million in the segregated cash account balance as of February 29, 2004. Consequently, changes in our cash and cash equivalent balance included in the segregated account historically affected our cash flow from operating activities. As of February 28, 2005, the excess cash balances were swept from the segregated cash accounts and are included in cash and cash equivalents and can be used to meet our debt service obligations without any restrictions. See "—Contractual Obligations and Commitments."

Working Capital

        Our primary requirement for working capital relates to funds we are required to maintain at exchanges or clearing organizations to support our customers' trading activities. We require that our customers deposit funds with us in support of their trading activities, which we in turn deposit with exchanges or clearing organizations to satisfy our obligations. These required deposits account for the majority of our working capital requirements and thus our primary use of working capital is funded directly or indirectly by our customers. Our working capital needs are otherwise primarily limited to regulatory capital requirements which we have satisfied in the past from internally generated cash flow and available funds.

        Notwithstanding the self-funding nature of our operations, we may sometimes be required to fund timing differences arising from the delayed receipt of customer funds or timing differences associated with the settlement of customer transactions in securities markets. Historically, these timing differences have been funded either with internally generated cash flow or, if needed, with funds drawn under short-term borrowing facilities, including committed lines of credit. We have $75.0 million of available borrowings under a revolving credit facility for working capital purposes. Separately, our finance subsidiary, Refco Capital, LLC, utilizes secured bank facilities to refinance specialized financing arrangements entered into with select customers from time to time. As of May 31, 2005, there were no borrowings outstanding under these facilities.

        Our two primary U.S. regulated subsidiaries are Refco, LLC and Refco Securities, LLC. Refco, LLC is subject to the Commodity Futures Trading Commission ("CFTC") minimum financial requirements, which requires it to maintain net capital equal to the sum of 8% of the total risk margin requirements for all positions carried in customer accounts and 4% of the total risk margin requirements for all positions carried in non-customer accounts. As of May 31, 2005, Refco, LLC had net capital of $354.5 million, which was $167.7 million in excess of required net capital. Refco Securities, LLC is subject to the uniform net capital requirements of the SEC, which require the maintenance of minimum net capital. Refco Securities, LLC computes its net capital requirements under the alternative method provided for by the SEC's rules, which require that Refco Securities, LLC maintain net capital equal to the greater of $250,000 or 2% of aggregate customer related debit items as defined in the SEC's rules. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer-related debit items. As of May 31, 2005, Refco Securities, LLC had net capital of $62.2 million which was 11.1% of aggregate customer-related debit items and $49.6 million in excess of required net capital.

        As a matter of policy, we maintain excess regulatory capital to provide liquidity during periods of unusual market volatility, and this has been sufficient in the past to absorb volatile market events. Similarly, for our brokerage activities in the OTC markets, despite these transactions being brokered as principal and not as agent, we have adopted a futures-style margin methodology to protect us against price movements, and this also reduces the amount of capital needed to conduct business because even if we are required to post funds with clearing organizations in order to facilitate customer-initiated transactions, we are able to use customer deposits for this purpose rather than our own funds. As a result, we are able to execute a substantial volume of transactions without the need for large amounts of working capital.

        Funding for purposes other than working capital requirements, including the financing of acquisitions, has been provided either through internally generated cash flow or through specific long-term financing arrangements described below. Substantially all the assets of our Asset Management business, which accounted for 1.3% of fiscal year 2005 revenue and an operating income of $7.4 million in fiscal year 2005, were distributed to Refco Group Holdings, Inc. in connection with the THL Transactions. Our Asset Management business generated nominal cash flow for fiscal year 2005.

Long-Term Debt

        It has been our policy to match the varied nature of our liquidity requirements with appropriately structured funding sources. Prior to the THL Transactions, our long-term debt consisted principally of long-term notes, which we had traditionally used to finance acquisitions. We repaid all these notes in connection with the THL Transactions. However, in connection with the THL Transactions we incurred a substantial amount of new long-term debt, including an $800.0 million term loan facility and $600.0 million aggregate principal amount of senior subordinated notes. For more information on the senior credit facilities and the notes, see "Description of Indebtedness." The proceeds from the term loans, along with the proceeds from the issuance of the senior subordinated notes, were used to fund the cash payments made to our existing stockholders, repay existing indebtedness and pay related transaction fees and expenses. See "Certain Relationships and Related Transactions—The Equity Purchase and Contribution Agreement." During the quarter ended February 28, 2005, we voluntarily prepaid $150.0 million of the senior term loan with cash from operations, and borrowings thereunder were reduced to $648.0 million. Our long-term debt currently consists of our senior credit facilities and the notes. As of May 31, 2005, we had $1,244.0 million of long-term debt outstanding, including the current portion of long-term debt. We intend to continue to fund long-term requirements, including acquisitions, with long-term debt.

        As of May 31, 2005, our senior credit facilities consisted of a $75.0 million revolving credit facility and a $644.0 million term loan facility. We have an option to increase the aggregate amount of term loans by up to $200.0 million without the consent of any person other than the institutions agreeing to provide all or any portion of such increase.

        Borrowings under the senior credit facilities bear interest at a floating rate, which can be either the Eurodollar rate plus an applicable margin or, at the borrower's option, an alternative base rate (defined as the higher of (x) the Bank of America prime rate and (y) the federal funds effective rate, plus one half percent (.50%) per annum) plus an applicable margin. The applicable margins for Eurodollar rate loans and alternative base loans in respect of the revolving credit facility are subject to adjustment based on a Leverage Ratio (as defined), as set forth in the following table:

		Applicable Margin
Pricing Level	Leverage Ratio	Eurodollar Rate	Base Rate
1	>5.00:1	2.75%	1.75%
2	>4.50:1 but ≤5.00:1	2.50%	1.50%
3	>4.00:1 but ≤4.50:1	2.00%	1.00%
4	≤4.00:1	1.75%	0.75%

        The applicable margins under the term loan facility are subject to adjustment based on the debt ratings of the senior credit facilities by S&P and Moody's, as set forth in the following table:

		Applicable Margin
Pricing Level	Criteria	Eurodollar Rate	Base Rate
1	rated at least BB- by S&P and Ba3 by Moody's	1.75%	0.75%
2	rated at least BB- by S&P and B1 by Moody's and Level 1 does not apply	2.00%	1.00%
3	if neither Level 1 nor Level 2 applies	2.25%	1.25%

        The weighted average interest rates per annum in effect as of May 31, 2005 for the term loan facility is 5.03%. The interest rate payable under the senior credit facilities will increase by two percentage points per annum during the continuance of any payment or bankruptcy event of default.

        The senior credit facilities contain restrictive covenants which, among other things, limit indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. In addition, the senior credit facilities require compliance with a variety of covenants. We were in compliance with those covenants as of May 31, 2005. The most restrictive covenants relate to ratios of Consolidated EBITDA to Consolidated Interest Charges (Interest Coverage Ratio), Adjusted Consolidated Funded Indebtedness (net of Cash on Hand) to Consolidated EBITDA (Leverage Ratio), and maximum capital expenditures, all as defined in the senior credit facilities. The minimum Interest Coverage and maximum Leverage Ratios are computed based on our results as of the end of each fiscal quarter for the four fiscal quarter period ending on the date of such determination. More specifically, the senior credit facilities' covenants require us to maintain:

  •
  a minimum Interest Coverage Ratio of 2.15:1.00 from November 30, 2004 through November 30, 2005; 2.25:1.00 from February 28, 2006 through November 30, 2006; 2.45:1.00 from February 28, 2007 to November 30, 2007; 2.70:1.00 from February 29, 2008 through November 30, 2008; and 3:00:1.00 as of February 28, 2009 and through each fiscal quarter ending thereafter through November 30, 2011.

  •
  a maximum Leverage Ratio of 6.25:1.00 as of February 28, 2005 and May 31, 2005; 6.00:1.00 as of August 31, 2005 and November 30, 2005; 5.50:1.00 as of February 28, 2006 and May 31, 2006; 5.25:1.00 as of August 31, 2006 and November 30, 2006; 5.00:1.00 as of February 28, 2007 and May 31, 2007; 4.75:1.00 as of August 31, 2007 and November 30, 2007; 4.25:1 from February 29, 2008 through November 30, 2008; 3.50:1.00 from February 28, 2009 through November 30, 2009; and 3:00:1.00 as of February 28, 2010 and each fiscal quarter ending thereafter through November 30, 2011.

  •
  a maximum capital expenditure limitation of $40.0 million for fiscal year 2006; $45.0 million for fiscal year 2007; $50.0 million for fiscal year 2008, $70.0 million for fiscal year 2009; and $55.0 million from fiscal year 2010 through fiscal year 2012 with the ability to roll forward to future years unused amounts from the previous fiscal year.

        We expect to maintain compliance with these covenants for the foreseeable future. Consolidated EBITDA, as defined in the senior credit facilities, differs from the term "EBITDA" as it is commonly used in our industry. In addition to adjusting net income to exclude interest expense, income taxes and depreciation and amortization, Consolidated EBITDA, as defined in the senior credit facilities, also adjusts net income by excluding items or expenses not typically excluded in the calculation of "EBITDA": letter of credit fees; non-cash expenses resulting from employee benefit and management compensation plans, the grant of stock and stock options to our employees or the treatment of such options under variable plan accounting; extraordinary charges; non-cash amortization of financing costs; cash expenses incurred in connection with the THL Transactions, permitted investments and issuances of equity or debt (in each case, whether or not consummated); any losses realized upon the disposition of property or assets outside the ordinary course of business; to the extent actually reimbursed, expenses incurred to the extent covered by indemnification provisions of any agreement on connection with a permitted acquisition; to the extent covered by insurance, expenses with respect to liability or casualty events or business interruptions; permitted management fees; non-cash purchase accounting adjustments and step-ups with respect to re-valuing assets and liabilities in connection with the THL Transactions or any permitted investments; non-cash losses from joint ventures and non-cash minority interest reductions; fees and expenses in connection with permitted exchanges or refinancings; non-cash, non-recurring charges with respect to employee severance; other non-cash, non-recurring charges that do not result in a cash charge in a future period; cash charges that do not exceed $25.0 million in the aggregate or $15.0 million during any fiscal year; other expenses reducing Consolidated Net Income that do not represent a cash item in such period or any future period; fines, penalties, settlement payments or judgment payments related to the Tradewinds litigation or the SEC and/or U.S. attorneys' investigation into the sale of stock of Sedona Corporation (to the extent the payments do not exceed $10.0 million in the aggregate and are made on or prior to August 5, 2005 or Refco Group is indemnified for such payments); and, for purposes of calculating the ratios described above, the net cash proceeds of certain equity issuances in an amount as is necessary to ensure compliance with the ratios, solely to the extent that such net cash proceeds are (i) received no later than twenty business days after the date of delivery of the applicable compliance certificate and (ii) not otherwise required to be applied to prepay borrowings under the senior credit facilities or to determine the permissibility of a transaction under the senior credit facilities; less non-cash income, extraordinary gains and gains realized upon the disposition of property outside the ordinary course of business; plus/ minus unrealized gains/losses in respect of certain hedging arrangements.

        We present Consolidated EBITDA because it is a material component of the covenants contained in our senior credit facilities. Non-compliance with those covenants could result in the acceleration of all amounts outstanding under the senior credit facilities, which could have a material adverse effect on our results of operations, financial position and cash flow. While the determination of "unusual and non-recurring losses" is subject to interpretation and requires judgment of management, we believe the items and calculations set forth below are in accordance with the senior credit facilities. Consolidated EBITDA does not represent net income or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs.

        The following is a calculation of our minimum Interest Coverage and maximum Leverage Ratios under our senior credit facilities as of May 31, 2005. The terms and related calculations are defined in the senior credit facilities, which is included as Exhibit 10.8 to our registration statement of which this prospectus is a part (in thousands, except ratios).

May 31, 2005
Calculation of minimum Interest Coverage Ratio:
Twelve months ended Consolidated EBITDA(1)	$296,747
Consolidated Interest Charges(2)	$74,686
Actual Interest Coverage Ratio	3.97x
Minimum permitted Interest Coverage Ratio	2.15x
Calculation of maximum Leverage Ratio:
Adjusted Consolidated Funded Indebtedness (net of Cash on Hand)	$899,539
Twelve months ended Consolidated EBITDA(1)	$296,747
Actual Leverage Ratio	3.03x
Maximum permitted Leverage Ratio	6.25x

(1)
Consolidated EBITDA for the twelve months ended May 31, 2005 adds back to Consolidated Net Income: Refco Interest Expense with respect to Consolidated Funded Indebtedness; income, franchise and similar taxes and permitted tax distributions; depreciation and amortization expense; and non-cash expenses resulting from employee benefit and management compensation plans, the grant of stock and stock options to our employees or the treatment of such options under variable plan accounting. In addition, for purposes of our senior credit facilities, Consolidated EBITDA for the twelve months ended May 31, 2005 includes $4.0 million of net income from discontinued operations. In future periods, net income from discontinued operations will not be included.

(2)
Consolidated Interest Charges for the twelve months ended May 31, 2005 follows (in thousands):

Interest expense on Consolidated Funded Indebtedness	$78,992
Interest income on Cash on Hand	(4,306)

Consolidated Interest Charges	$74,686

        The senior credit facilities contain customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other indebtedness in excess of specified amounts, events of bankruptcy and insolvency specified in the senior credit facilities, judgment defaults in excess of specified amounts, failure of any material provision of any guaranty or security document supporting the senior credit facilities to be in full force and effect, and a change of control.

        Our subsidiary Refco Capital, LLC has a $20.0 million credit facility, pursuant to which Refco Capital, LLC provides financing to fund the margin requirements of some of our commercial customers who maintain futures trading accounts with us. Advances under this facility are secured by Refco Capital, LLC's security interest in the customer's rights to payments arising from these accounts. There was no outstanding debt under this facility as of May 31, 2005.

        Refco Securities, LLC has two lines of credit with Euroclear Bank S.A./N.V. in the aggregate amount of $550.0 million for the purpose of settling intra-day transactions and, if necessary, financing positions overnight. As of May 31, 2005, no amounts were outstanding under these facilities.

        Our subsidiaries Refco Singapore Pte. Ltd. and Refco Investment Services Pte Ltd. (Singapore) have facilities to assist with working capital requirements. The aggregate amount available under these facilities is approximately $29.0 million. Refco Group has guaranteed our subsidiaries' obligations under these facilities. There was no outstanding debt under these facilities as of May 31, 2005.

        In addition, several of our subsidiaries have facilities with various financial institutions to, among other things, provide credit support to some of our customers, satisfy minimum exchange and clearing house collateral requirements and provide stock financing in exchange-approved warehouses. The total availability under these facilities is approximately $496.2 million. Refco Group has guaranteed all of our subsidiaries' obligations under these facilities, with the exception of one $10.0 million facility. As of May 31, 2005, letters of credit in the aggregate amount of approximately $1.1 million were outstanding under these facilities.

        We believe that our cash flow is sufficient to meet our term debt service requirements and that our cash and cash equivalents, as well as cash flow from operations, will be sufficient to fund our operations for the foreseeable future.

Liquidity Risk

        Ready access to cash is essential to our business. Our liquidity could be impaired by an inability to access lines of credit, an inability to access funds from our subsidiaries or an inability to liquidate customer positions or otherwise sell assets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us. Further, our ability to liquidate customer positions or otherwise sell assets may be impaired if other market participants are seeking to sell similar assets at the same time. Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets or trigger our obligations under bilateral provisions in some of our trading and collateralized financing contracts. Under such contracts, counterparties could terminate contracts with us or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements.

Contractual Obligations and Commitments

        We have contractual obligations to make future payments under long-term debt and long-term non-cancelable lease agreements and have contingent commitments under a variety of commercial arrangements. See Notes D and K to our consolidated financial statements for further information regarding our commitments and contingencies. The table below shows as of February 28, 2005 our contractual obligations and commitments, including our payments due by period:

	Payments due by period
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(in millions)
Long-term debt obligations	$1,246.0	$8.0	$16.0	$16.0	$1,206.0
Operating lease obligations	70.7	11.7	23.7	15.6	19.7

Total	$1,316.7	$19.7	$39.7	$31.6	$1,225.7

        In addition to the contractual obligations and commitments set forth above, we may be obligated to make earn-out payments in connection with acquisitions we have completed in the past.

Off Balance Sheet Arrangements

        In the normal course of our customer brokerage activities in Prime Brokerage/Capital Markets products, where no central clearing counterparty (such as an exchange) exists, we enter into various contractual commitments as a principal in order to facilitate the execution of a customer transaction. Such commitments often involve forward settlement and include exchange-traded futures, fixed income and equity swaps, foreign currency forwards and option contracts. We use these commitments to offset the customer order and generate a positive profit spread for us. We also enter into forward repurchase agreements. Such activities involve customers and counterparties in and outside the United States.

        The following table shows the gross notional or contractual amounts of contracts held or issued by us that require forward settlement. This table reflects only off-balance sheet contracts. It should be noted that these off-balance sheet contracts are often offset by on-balance sheet items not shown here.

	As of February 29, 2004		As of February 28, 2005		As of May 31, 2005
	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
	(in millions)
Forward currency contracts	$41,586.9	$(0.7)	$79,683.5	$(5.4)	$110,108.1	$7.0
Swaps contracts	2,927.4	1.3	30.1	(3.2)	45.3	(0.7)
Options contracts, sold or written	10,383.3	(272.1)	19,125.4	(352.4)	13,406.9	(273.0)
Options contracts, purchased	10,723.6	272.5	14,478.4	370.4	10,743.0	278.4
Exchange-traded futures	3,735.8	(1.6)	14,246.6	(1.9)	15,541.9	22.4

Total	$69,357.0	$(0.6)	$127,564.0	$7.5	$149,845.2	$34.1

        We record our contractual commitments at market or fair value. Changes in market or fair value are recorded currently in income. The level of reported market risk is determined by a number of factors, including size, composition and diversification of positions held, market volatility and changes in interest and foreign exchange rates. However, in our case the level of reported market and financial risk associated with these contractual commitments is mitigated by our role as principal broker and the fact that such transactions are offset ultimately by our obligation to pay the customers profits relating to such transactions and our practice of ensuring that losses, whether realized or unrealized, are secured with customer deposits. As a practical matter, the actual level of market risk on financial instruments entered into on behalf of customers is limited by other financial instruments recorded on and, as in the case of the above table, off balance sheet. This limits overall market risk and the net impact of such transactions on our income statement. To ensure this our management actively monitors those positions to review the effectiveness of the offset or hedging strategy.

Critical Accounting Policies and Estimates

        Our discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. During the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to principal transactions, provisions for doubtful accounts on receivables, fair values of derivative financial instruments and goodwill and intangible assets. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

        We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Principal Transactions

        As a broker of prime brokerage and capital markets products (e.g., foreign exchange), which do not trade on regulated exchanges, we enter into contractual commitments, as principal, involving forward settlement in order to execute customer transactions in such markets. We record these contracts at market or fair value and generally immediately hedge these contracts with offsetting contracts, which results in a profit spread for us. Because the market or fair value of these transactions is based on observable market data, this profit spread is recognized immediately in our statement of income under "principal transactions, net." We recognized net revenues of $160.8 million, $119.2 million, $165.9 million and $82.6 million from principal transactions for the period from August 6, 2004 through February 28, 2005, the period from March 1, 2004 through August 5, 2004 and the years ended February 29, 2004 and February 28, 2003, respectively. Because the market or fair value of these contracts may vary over time, it is our policy whenever possible to enter into hedging, (i.e., offsetting) arrangements that fully secure the value of the spread achieved when the transaction is first executed. In certain instances, it may be possible to secure only a portion of the spread achieved, exposing us to potential adverse changes in the market or fair value of the instrument. We believe, however, that our exposure to adverse changes in the market or fair value instruments we hold is immaterial because typically we are able to fully hedge the value of the spread achieved and, in many instances in which we are not able to do so, any changes in the market or fair value of the contractual commitments we enter into as principal generally offset each other.

Receivables from Customers—Provisions for Doubtful Accounts

        Our receivables are generally collateralized with marketable securities. For some customer receivables that are not fully secured, we establish reserves for doubtful accounts when, in the opinion of management, such reserves are appropriate. We have established reserves of $61.2 million and $65.2 million against receivables from customers as of February 28, 2005 and February 29, 2004, respectively. Our allowance for doubtful accounts is based upon management's continuing review and evaluation of the factors such as collateral value, aging and the financial condition of our customers. The allowance is assessed to reflect best estimate of probable losses that have been incurred as of the balance sheet date. Any changes are included in the current period operating results. We pursue collection of these receivables through various means, including legal action and collection agencies, and generally do not charge-off any of these receivables. Although these reserves have been adequate historically, the default of a large customer or prolonged period of weakness in global financial markets could adversely affect the ability of our customers to meet their obligations. We do not establish reserves for unidentified losses, which may be inherent in our customer base.

Fair Values of Derivative Financial Instruments and Securities

        As a broker, we enter into transactions involving derivative financial instruments and securities on behalf of our customers. These transactions are carried at market value or, if market prices are not readily available, fair value. Changes in fair value are recognized immediately in net income. Market values for exchange-traded derivatives are based on quoted market prices. Fair market values for OTC derivative financial instruments are based on pricing models that are in turn based on observable market data intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Valuation models include the use of management estimates and current market information. Management is also required to make assumptions on how the fair value of derivative financial instruments and securities is affected by current market conditions. If management's underlying assumptions for evaluating fair value prove to be inaccurate, there could be material differences in our consolidated operating results.

        Substantially all of our holdings of securities owned and securities sold, not yet purchased are based on quoted market values or pricing models which are based on observable market data.

Goodwill

        Goodwill is the cost of acquired companies or businesses in excess of the fair value of identifiable net assets as of acquisition date. Prior to December 1, 2001, we amortized goodwill over a period of 25 years on a straight-line basis. Effective December 1, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Consequently, goodwill is no longer amortized but, instead, is tested at least annually for impairment. We are required to record an impairment loss if the estimated fair value of an operating segment is less than its estimated net book value. We derive the fair value of each of our operating segments primarily based on earnings multiples. A prolonged reduction in the earnings of one of our operating segments could result in an impairment charge in our results. We performed our last annual impairment test during the fourth quarter of fiscal year 2005 and identified no impairment. As of May 31, 2005, the carrying value of our goodwill was $744.1 million.

Identifiable Intangible Assets

        Identifiable intangible assets, which consist primarily of customer relationships, and trade names, are amortized over their weighted average economic useful lives. Customer relationships are amortized on an accelerated basis based upon patterns of usage. These intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of the identifiable intangible asset, is recognized if the expected undiscounted cash flows relating to the identifiable intangible asset is less than the corresponding carrying value. Trade names have been classified as indefinite-lived assets and are not amortized but tested annually for impairment. The valuation of our identifiable intangible assets is dependent upon assumptions in areas such as growth rates, customer retention and profitability. Changes to these assumptions or a prolonged period of weakness in global financial markets could adversely impact our businesses and impair the value of our identifiable intangible assets. We performed our last impairment test during the fourth quarter of fiscal year 2005 and identified no impairment. We discontinued the MacFutures trade name on November 10, 2004 and wrote off the book value of the trade name, which was approximately $0.5 million. As of May 31, 2005, the carrying value of our identifiable intangibles was $595.9 million.

Use of Estimates

        The use of generally accepted accounting principles requires management to make estimates. In addition to the estimates we use in connection with fair value measurements and the accounting for goodwill and identifiable intangible assets, the use of estimates is also important in determining provisions for potential losses that may arise from litigation and regulatory proceedings.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised), Share-Based Payment ("SFAS 123R"). SFAS 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. We are required to adopt the provisions of SFAS 123R as of the beginning of the first interim period of the first fiscal year that begins after June 15, 2005, although earlier adoption is permitted. We are in the process of determining the impact, if any, of SFAS 123R on our consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt the provisions of SFAS No. 154 beginning in fiscal year 2007. Management believes that the adoption of the provisions of SFAS No. 154 will not have a material impact on our current consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

        Our primary market risks relate to counterparty, interest rate and exchange rate risk.

Customer and Counterparty Risk

        We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. As a clearing broker, we generally bear the risk of the defaults or misconduct of our customers. In addition, we have experienced, due to competitive factors, pressure to extend credit and to price more aggressively the credit risks we take. Although we regularly review credit exposures to specific customers and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us.

        As a matter of policy, we continue to upgrade our risk management procedures and systems to improve our ability to monitor actual and projected risk associated with customer positions. Our Global Risk Management department is responsible for the systematic review of customer exposure in both regulated and nonregulated markets. Our current system provides the ability to project the impact of market volatility on price movement. Using various stress tests, we quantify potential adverse price movements in order to determine whether such movements would adversely affect the customer's ability to pay margin. We perform frequent stress tests to our customers' positions, including intra-day trading analysis, daily equity change analysis, concentration risk analysis, position liquidity analysis and premium seller analysis. Adjustments of margin or collateral requirements are made in anticipation of unusual adverse market developments.

        We have a policy that requires customers to deposit margin in respect of their trading accounts irrespective of the credit rating of the customer in question. This policy also applies to daily margin calls. As of May 31, 2005, the dollar value of customer margin calls in excess of $500,000 was $24.4 million relating to 20 customer accounts in our Derivatives Brokerage & Clearing business and margin calls in excess of $100,000 totaled $9.6 million relating to seven customer accounts in our Prime

Brokerage/Capital Markets business. The total amount of margin calls over $50,000 that had been outstanding for more than three days as of May 31, 2005 was $5.9 million in our Derivatives Brokerage & Clearing business and Prime Brokerage/Capital Markets business. We also have exposure with respect to certain credit line customers and clearing organizations associated with the exchanges of which we are a member. As of May 31, 2005, our aggregate exposure to margin financing was $23.4 million.

Interest Rate Risk

        In the ordinary course of our operations, we have limited our exposure to interest rate risk. Our balance sheet, which reflects a substantial amount of short-term and highly liquid assets, consists of equally matched assets and liabilities. We generate interest income from the positive spread earned on customer deposits or secured customer financing transactions, and the basis for the calculation of interest received and paid is entirely matched. This is the case in both rising and falling interest rate environments, although we have the opportunity to create higher levels of interest income in a rising interest rate environment.

        In the future, we expect to have greater exposure to changes in interest rates. Borrowings under our new senior credit facilities accrue interest at variable rates. Interest rate changes may therefore impact the amount of our interest payments and our future earnings and cash flows. Conversely, interest rate changes may affect the fair market value of our fixed rate debt, such as the senior subordinated notes. Assuming we had completed the THL Transactions and applied the proceeds as of February 29, 2004, we would have had variable-rate debt of approximately $800.0 million. Assuming we had incurred this debt on March 1, 2003, holding other variables constant, including levels of debt, a one percentage point increase in interest rates would have had an estimated impact on pre-tax earnings and cash flows for the year ended February 29, 2004 of $8.0 million (or $6.5 million after giving effect to our repayment of $150.0 million of borrowings outstanding under our senior credit facility during the quarter ended February 28, 2005). Although interest expense related to our variable-rate debt may increase in a rising interest rate environment, we expect the impact to be mitigated in part by increased interest income generated from the investment of customer balances. We invest these balances on a daily basis in a variety of permissible short-term instruments.

Exchange Rate Risk

        We conduct global operations. Our revenues are denominated predominately in U.S. dollars with our most significant non-dollar currency flows being denominated in Euros and Pounds Sterling. Our expenses are also denominated predominantly in U.S. dollars and to a lesser extent in a variety of local currencies reflecting the location of physical operations, including in the United Kingdom, Canada, France and Singapore.

        Currently, our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. Members' equity held in local business units is kept primarily in local currencies to the extent that members' equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local business units will be able to support the local business irrespective of currency movements. However, this may adversely affect our reported combined members' equity when expressed in U.S. dollars. The table below shows the approximate effect on members' equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at May 31, 2005 against the U.S. dollar.

	Adverse exchange rate movement against the U.S. dollar	Approximate decline in members' equity (in millions)
Euro	10%	$4.6
Pounds sterling	10%	$5.3
Canadian dollar	10%	$0.7

INDUSTRY

Derivatives

Overview

        Derivatives are contracts that are valued based on the performance of an underlying financial or physical asset, index or other investment. The most common types of derivatives are futures and options. A futures contract is a legally binding agreement to buy or sell a commodity or financial instrument at a future date at a specific price. Options are contracts that provide for a right, but not an obligation, to buy or sell a commodity or financial instrument over a specified period at a specific price. Derivatives contracts are broadly comprised of two underlying categories: financial and physical. Examples of financial derivatives include contracts on interest rates, equity indices, individual equities and foreign currencies. Examples of physical derivatives include contracts on energy products, agricultural commodities and non-precious and precious metals. Derivatives markets have grown significantly over the past 15 years in terms of the volume of exchange-traded derivatives activity and the notional amounts outstanding of over-the-counter ("OTC") contracts.

        Derivatives contracts are either standardized and traded on exchanges or privately negotiated and traded between specific counterparties in the OTC market. According to the Bank for International Settlements ("BIS"), the global notional amount outstanding for OTC derivatives at June 30, 2004 was $220 trillion, while the global notional principal amount outstanding for financial exchange-traded derivatives was $47 trillion. There are 61 derivatives exchanges tracked by the Futures Industry Association ("FIA") located in 24 countries, including 17 exchanges in the United States. Major derivatives exchanges in the United States include the Chicago Mercantile Exchange ("CME"), the Chicago Board of Trade ("CBOT"), the New York Mercantile Exchange ("NYMEX"), the Chicago Board Options Exchange ("CBOE") and the New York Board of Trade ("NYBOT"). Major derivatives exchanges outside the United States include Eurex, Euronext.liffe, the International Petroleum Exchange ("IPE"), Mercado Oficial de Futuros y Opciones Financieros ("MEFF"), Euronext N.V., Singapore Derivatives Exchange Ltd. ("SGX") and the Tokyo Stock Exchange ("TSE"). Contracts traded on the top five U.S. exchanges represented approximately 26% of global derivatives volume in 2004. The top five U.S. exchanges accounted for 83% of the exchange-traded derivatives volume transacted in the United States in 2004.

        The customer base for derivatives contracts includes professional traders, financial institutions, institutional and individual investors, as well as major corporations, manufacturers, producers and governments. These customers purchase derivatives primarily for hedging or investment purposes. Hedging involves the practice of managing risk inherent in one market position by taking an offsetting position in another market. For example, corporations use the futures markets to protect their businesses from adverse changes in the costs of their raw materials. Investing involves a market participant taking a position in an attempt to earn a profit from buying and selling futures and options contracts in anticipation of future price movements. When entering into exchange-traded derivatives contracts, customers are required to make good faith margin deposits to ensure future performance under the derivatives contract.

Methods of Trade Execution

        Trading in derivatives products has traditionally occurred in "pits" on the physical trading floor of an exchange through an auction process known as open outcry. Only members owning or leasing a seat on the exchange may trade in the pit. Buy and sell orders from individuals and institutions are sent to these members on the trading floor, usually through a Futures Commission Merchant ("FCM"). Members of an exchange may exercise their trading privileges as independent market-makers (known as locals) trading for their own account or as floor brokers executing customer orders.

        The diagram below illustrates the process through which customers place trade orders on an exchange floor through an FCM.

        In order to expand access to their markets, most derivatives exchanges have supplemented or replaced their open outcry trading facilities with electronic trading platforms. Electronic systems allow investors to obtain real-time information about bid and ask prices and trading volumes and to enter orders directly into the electronic exchange's centralized order book, subject to the agreement of an FCM to process the investors' trades. The emergence of electronic trading has been enabled by the ongoing development of sophisticated electronic order routing and matching systems, as well as advances in communications networks and protocols. Examples of electronic trading platforms include CME's GLOBEX system, LIFFE CONNECT, which is provided by Euronext.liffe, and the Cantor Exchange, which is provided by Cantor Fitzgerald, L.P.

Exchange Clearing Houses

        Transactions executed on derivatives exchanges are settled through a clearing house that acts as a central counterparty to the clearing member on each side of the transaction. When a futures transaction has been executed in the pit or on an electronic platform, the clearing house confirms the matching and settlement of the trade with FCMs representing both the buyer and seller.

        The major clearing houses for futures products include the Clearing Division of the CME, the Options Clearing Corporation, the LCH.Clearnet Group Limited and Singapore Exchange Derivatives Clearing Limited. A clearing house manages its counterparty risk through required margin deposits that are managed to ensure effective delivery of the underlying security or commodity and maintaining guarantee funds and capital call rights.

Futures Commission Merchants

        In the United States, customers access the exchange-traded derivatives market through FCMs. We operate as an FCM in our derivatives and clearing business. FCMs are members of one or more exchanges that solicit or accept orders from customers for the purchase or sale of derivatives and route those orders to the appropriate exchange. FCMs execute customer orders on the exchange and maintain records of each customer's position, margin deposits, money balances and completed transactions. In return for providing these services, FCMs collect commissions on each trade order from customers. In addition, FCMs earn interest income on cash deposits held on behalf of their customers. FCMs are subject to a number of regulatory requirements, including the maintenance of a minimum level of net capital. FCMs are regulated by the CFTC, an independent federal regulatory agency, and must be a member of the National Futures Association ("NFA"), an industry-wide self-regulatory organization. FCMs are typically either divisions of major investment or commercial banks or independent providers such as our company. Regulatory jurisdictions outside of the United States have similar governing bodies, minimum capital requirements and self-regulatory organizations.

Industry Growth

        According to the BIS, annual global trading volume in exchange-traded derivatives has grown at a compound annual growth rate of 21% over the past 15 years, from 488 million contracts traded in 1989 to approximately 8.8 billion contracts traded in 2004. During the same period, trading volumes in exchange-traded derivatives increased at a compound annual growth rate of 16% in North America. Excluding single stock and commodity contracts, the compound annual growth rate of trading volumes in exchange-traded derivatives has been 23% in Europe and 29% in the Asia and Pacific markets during the same period.

Futures and Options Trading Volume on Global Derivatives Exchanges
(Contract amounts in millions)

Source:	BIS.
Note:	Data based on calendar year. The "financial" category of derivatives includes interest rate, currency and equity index contracts.

        We believe growth in exchange-traded derivatives volumes has been driven by the following factors:

  •
  Electronic Trading—The ongoing conversion of the derivatives markets from floor-based exchanges to an electronic format has enabled exchanges to lower clearing fees, reduce execution times and broaden access. Electronic trading has led to the decentralization of exchanges and has allowed customers to view bid and ask prices and trade derivatives products globally nearly 24 hours a day. Due to the previously mentioned benefits, we believe electronic trading is attracting new customers to the exchange-traded derivatives market and increasing the trading activity among existing customers. For example, from April 2004 through April 2005, the average daily volume on CME's GLOBEX electronic trading platform increased by over 110%. Electronic trading represented 35% of average daily volume on the CME in 2002, 42% in 2003 and 57% in 2004.

  •
  Increasing Importance of Risk Management—An increasing fluidity of capital and diversification of commercial activity among capital markets has broadened the financial exposure that businesses and individuals face and increased the need to hedge their risks. We believe companies and investors focus on controlling exposures in their businesses and providing less volatile earnings for shareholders. To achieve this goal, managers are emphasizing risk management as a means of reducing volatility in their businesses. As risk management needs have increased so have the number of exchange-traded derivatives contracts available to meet these needs.

  •
  Product Innovation—In general, the number of contracts available for trading on exchanges has grown significantly in recent years. As of December 2004, the CME, Eurex and CBOT offered for trading a total of 264 contract types, an increase of 149 since January 2000. For example, the e-mini S&P 500 index has experienced rapid growth since being launched in 1997, partially as a result of its small size in relation to most other contracts and its resulting affordability to smaller investors. The e-mini S&P 500 index's annual trading volume reached 167 million contracts in 2004.

  •
  Structural Shift from OTC Markets to On-Exchange Trading—The exchange-traded derivatives market for financial derivatives contracts grew at a faster rate than the OTC derivatives market in 2003 based on the total notional amount of contracts outstanding. Exchanges offer customers the advantages of improved price transparency, centralized clearing and credit intermediation. Due in part to these benefits, an increasing proportion of mature and standardized OTC derivatives products (e.g., equity indexes) have shifted to an exchange platform. Given the large size of the OTC derivatives market in terms of notional amount of contracts outstanding, exchanges are developing new products based on the most commonly traded OTC products.

  •
  Exchange and Clearing Platform Competition—Competition among exchanges and clearing platforms has increased as a result of globalization, deregulation and technological advances. Competition has increased product innovation as evidenced by the proliferation of contract types traded on each derivatives exchange and has led to significant fee reductions. An example of exchange competition is the launch by Eurex of a U.S.-based exchange, which competes directly with the CBOT in some product areas. In response to Eurex's entrance, the CBOT has reduced some of its clearing fees. We believe this competition will significantly contribute to transaction volume growth and will benefit other market participants such as FCMs.

  •
  Deregulation—Deregulation of the financial services industry in the United States, Europe and Asia has increased customer access to derivatives products and markets, reduced regulatory barriers to product innovation and encouraged consolidation among exchanges.

    United States:    Many regulatory barriers to product development, such as lengthy CFTC review of new contracts, were largely repealed by the enactment of the Commodity Futures

    Modernization Act of 2000 ("CFMA") in the United States. Among other developments, the CFMA authorized the trading of new products, such as futures contracts on individual stocks and narrow-based stock indexes, which were prohibited under prior law. The CFMA also enabled regulated exchanges to self-certify new contracts and rules, without delays occasioned by regulatory review and approval, permitting quicker product launch and modification.

    Europe and Asia:    Deregulation and competition will continue to pressure European exchanges to consolidate across borders to gain operating efficiencies necessary to compete for customers and intermediaries, lowering transaction costs and trading friction, which should continue to attract new market participants. The Singapore Derivatives Exchange, the TSE, Eurex and Euronext N.V. are major exchanges for various types of securities in addition to being derivatives exchanges, highlighting the growing convergence between cash and derivatives markets. Euronext N.V., which resulted from the merger of the Amsterdam Exchanges N.V., Paris Bourse SA and Societe de la Bourse de Valeurs Mobilieres de Bruxelles S.A. (the Brussels Exchange) acquired a controlling interest in LIFFE and integrated their derivatives markets into Euronext.liffe.

Prime Brokerage

        Prime brokerage is an industry term referring to specialized services provided by brokers to institutional customers as a bundled package. The services typically include execution and clearing, securities financing, custody, trade processing, securities lending and other administrative services. These services can be provided on either electronic or voice platforms, or both. Prime brokers serve customers in all major securities markets, such as equity, fixed income and foreign exchange. Prime brokers typically earn revenue through commission or transaction fees and interest income. They are typically divisions of major investment or commercial banks, or independent providers, such as our company.

        The fixed income and foreign exchange markets we provide prime brokerage services to are discussed separately below.

Fixed Income

        The fixed income securities market is one of the largest financial markets in the world. In the United States, there were approximately $23.6 trillion of fixed income securities outstanding at the end of 2004. The U.S. Treasury securities market, the largest and most liquid fixed-income market, has experienced strong volume growth. Average daily dollar trading volume has increased from $18.3 billion in 1980 to $497.9 billion in 2004, representing a compound annual growth rate of 14.8%.

        While there are many types of investors in the U.S. Treasury securities market, financial institutions, corporations and hedge funds comprise a large percentage of the activity. These investors are typically attracted to the U.S. Treasury securities market due to its significant liquidity and low risk profile. Additionally, U.S. Treasury securities are commonly used as part of a larger investment strategy and are primarily financed through the OTC repurchase agreement ("repo") market.

        The OTC repo market is one of the largest and most active sectors in the U.S. fixed income market. Repos are widely used as a means to inexpensively finance short-term borrowings against collateral (commonly U.S. Treasury securities) and to invest surplus funds on a short-term basis. The largest users of repos are broker-dealers, banks and hedge funds. The largest providers of cash liquidity to the repo market are money market funds, state and local governments and foreign central banks.

        Traditionally, the majority of U.S. Treasury securities are bought and sold by investors using the services of a broker (typically a large commercial bank or investment bank). Such customers receive price quotes from these brokers. The broker in turn either buys the security from the market or sells the security from existing inventory. Additionally, they may access the interdealer broker ("IDB") market to match the transaction with another broker. Access to the IDB market has traditionally been limited to brokers dealing with other brokers. The customer compensates the broker for executing this transaction through the payment either of a commission or through a mark up that is added by the broker to the price at which the broker can access the IDB market to execute the transaction.

        The U.S. Treasury market has been moving away from voice broking to electronic trading in recent years. Many of the major broker-dealers now have electronic order entry platforms, which allow customers to ask for bid and offer prices. In some cases the dealer may list current bid and offer prices on the platform. Similarly, the IDB market has also evolved from a predominately voice brokered market to an electronic market. Participants in the IDB market can now see bids and offers shown live on a screen and can execute against these prices electronically.

        In order to participate in transactions in the IDB market, a participant must become a netting member of the Fixed Income Clearing Corporation ("FICC"), a clearing house for the U.S. fixed income market. A prospective netting member must complete a lengthy approval process that requires the applicant to (i) be a financial institution, (ii) maintain a minimum level of capital and (iii) be actively involved as a clearer, dealer or broker of government securities. As a result, most FICC netting members are either large investment banks, broker-dealers or commercial banks who use the IDB market to access the best pricing and greatest liquidity for U.S. Treasury securities. These institutions typically buy securities both for their own proprietary trading account or for resale to clients.

        We believe growth in the U.S. Treasury securities market and the repurchase agreement market has been driven by the following factors:

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  Growth in the Total Amount of Debt Outstanding—According to the Bond Market Association, the total size of the U.S. Treasury securities market has increased significantly, with $3.9 trillion outstanding as of December 31, 2004, compared to $616.4 billion at December 31, 1980. Total gross issuance of short- and long-term U.S. Treasury securities for 2004 was $3.5 trillion.

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  Growth in Interest Rate Derivatives—Interest rate derivatives are contracts that transfer an asset's risk and return from one party to another without transferring ownership of the underlying asset, allowing market participants to obtain interest protection or assume interest rate exposure associated with fixed-income securities and other debt obligations. Interest rate derivatives provide increased flexibility and liquidity for investors and lenders to diversify their interest rate exposures.

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  Greater Sensitivity to Credit Risk—Repurchase agreements are generally secured by high quality collateral and are a liquid investment, offering relatively low to no credit risk. Given recent past financial crises, including the Asian financial crisis in 1997 and the Russian debt crisis in 1998, an increasing number of investors have sought such low-risk assets.

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  Introduction of Electronic Trading Platforms—Electronic trading platforms act as central facilities to bring together buyers and sellers. The actions of participants on these platforms are facilitated by an electronic medium that improves some of the manual processes that might otherwise be required. These platforms also have integrated compliance and risk management functions, as well as greater accuracy and decreased probability of erroneous trades than voice brokerage, and as a result, typically provide a lower-cost and more efficient means for price discovery and trade execution.

Foreign Exchange

        The global foreign exchange market is generally regarded as the largest financial market in the world as measured by transaction value. Estimated average daily volume as of April 2004, for example, was $1.9 trillion. By comparison, average daily volume in the next largest financial market, that for U.S. Treasury securities, was approximately $497.9 billion during 2004.

        The majority of foreign exchange volume is traded OTC. Most foreign exchange transactions take place by telephone or through proprietary trading networks established by large financial institutions.

        The primary participants in the foreign exchange markets fall into four categories: central banks, banks, brokers and institutional clients of brokers. Banks are the largest participants in the market, as approximately two-thirds of all foreign exchange transactions involve banks trading currencies with one another. Brokers act as intermediaries between other participants in the market, searching for the most favorable rates on behalf of customers and providing a level of anonymity for the buyer and seller. Brokers earn commissions on the trades they execute.

        There are three primary types of foreign exchange transactions: spot, forward and options. In a spot transaction, a buyer and seller agree on an exchange rate and promptly settle the trade based on that rate. In a forward transaction, a buyer and seller agree to settle the traded currencies at a later date at an agreed upon rate, regardless of market exchange rates at that time. The most common type of forward transaction is a swap, in which two parties exchange currencies at a given rate and agree to reverse the transaction at a later date. Options on foreign exchange work the same way as options on equities: they convey a right, not an obligation, to trade at a future date at a certain rate. As of April 2004, spot transactions represented 33% of the OTC traditional foreign exchange daily volume, swap transactions represented 50% and outright forward transactions represented 11% (while estimated gaps in reporting were 6%).

        We believe growth in the foreign exchange market has been driven by the following factors:

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  Increased Cross-Border Trade and Investment—We believe cross-border trade should continue to increase, as the world is more open to free trade than in past years. For U.S. international trade, for example, the average annual increase in exports and imports over the past 40 years was 10% and 12%, respectively. Similarly, foreign direct investment has experienced a long-term growth trend and is expected to continue. This growth in global trade and foreign direct investment is a driver of demand for foreign exchange products.

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  Increasing Use of Foreign Exchange as a Hedging Tool—Foreign exchange derivatives products, such as foreign exchange forwards and swaps, facilitate the hedging of foreign exchange risk. From 1992 to 2004, forward and swap volumes have been growing as a percentage of total foreign exchange volume. This trend is consistent with the compound annual growth in the exchange-traded derivatives market since 1989 of 21%.

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  Alternative Investment Asset Flows—Foreign exchange has emerged as a distinct asset class for investment purposes, driven largely by demand from hedge funds whose investments in foreign exchange have risen significantly since 2001 as equity market valuations declined and historically low interest rates rendered many fixed income products less attractive. In addition, retail customer participation in the foreign exchange market has increased as customers have become more aware of foreign exchange contracts as an investable asset class.

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  Emergence of Electronic Brokerage—Trading in the OTC market is conducted over the telephone, Internet or trading platform, either directly or through a broker. Electronic brokers play a large role in the market based on their offering of lower costs, higher efficiency and greater transparency compared to direct dealing. The BIS reported that electronic brokers conducted approximately 50% to 70% of foreign exchange transactions in major currency pairs in 2001, compared to approximately 40% and 10% in 1998 and 1995, respectively. Similarly, usage of electronic trading has grown among non-bank foreign exchange investors.

BUSINESS

Our Company

        We are a leading independent provider of execution and clearing services for exchange-traded derivatives and a major provider of prime brokerage services in the fixed income and foreign exchange markets. We offer our customers rapid, low-cost trade execution and clearing services on a broad spectrum of derivatives exchanges and OTC markets. We serve over 200,000 customer accounts from our 23 locations in 14 countries with a focus on delivering superior customer service. Our customers include corporations, government agencies, hedge funds, managed futures funds, pension funds, financial institutions, retail clients and professional traders.

        In 2004, we were the largest provider of customer transaction volume to the CME, the largest derivatives exchange in the United States. In fiscal year 2005, we processed 654 million derivatives contracts, a volume of derivatives contracts greater than the volume traded on the CBOT, the CBOE or the NYMEX during the same period. In fiscal years 2003 and 2004, we processed 401 million and 472 million of derivatives contracts, respectively. We are more diversified than any individual exchange, as we offer access to multiple products on virtually all major derivatives exchanges as well as OTC markets.

        In fiscal year 2005, we cleared over $13.7 trillion in U.S. Treasury repurchase transactions and processed over $1.2 trillion in customer volume in the foreign exchange market. In 2004, we ranked fourth among FICC member firms in terms of cleared U.S. Treasury repurchase transaction volume and eighth for U.S. Treasury cash transaction volume.

        Our revenues are primarily comprised of:

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  transaction fees earned from executing and clearing customer orders; and

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  interest income earned on cash balances in our customers' accounts and from providing financing through repurchase transactions.

        For the year ended February 28, 2005, we generated $1,331.9 million of net revenues and $176.3 million of net income and for the three months ended May 31, 2005, we generated $411.6 million of net revenues and $42.6 million of net income.

Competitive Strengths

        We believe our following competitive strengths will enable us to continue to successfully grow our business and increase our profitability:

Established Market Position

        As of May 31, 2005, we were the largest independent FCM in the United States based on domestic customer segregated fund balances of approximately $4.1 billion. We are a clearing member on virtually all major domestic and international derivatives exchanges, including the CME, CBOT, Eurex, the London Metal Exchange ("LME"), Euronext.liffe, NYMEX and the IPE, and offer our customers access to a broad range of derivatives contracts. In fiscal year 2005, we processed 654 million derivatives contracts, cleared over $13.7 trillion in U.S. Treasury repurchase transactions and processed over $1.2 trillion in customer volume in the foreign exchange market. In 2004, we ranked fourth among FICC member firms in terms of cleared U.S. Treasury repo transaction volume and eighth for U.S. Treasury cash transaction volume. We believe our leading market position allows us to provide our customers a broad product offering, superior customer service and leading technology at low cost.

Diversified Across Customers, Products and Markets

        We serve more than 200,000 accounts for customers that include corporations, government agencies, hedge funds, managed futures funds, pension funds, financial institutions, retail clients and professional traders. No single customer represents more than 1% of our gross commission revenue. In our Derivatives Brokerage & Clearing division, we provide our customers access to a wide variety of exchange-traded derivatives products. We also provide access to a wide range of OTC fixed income and foreign exchange products through our Prime Brokerage/Capital Markets division. In fiscal year 2005, operating profits for our Derivatives Brokerage & Clearing division and our Prime Brokerage/Capital Markets division were comparable. We believe this diversification reduces our overall earnings volatility and dependence on any one customer segment, product or market.

Direct Customer Relationships

        We serve as an essential intermediary between our customers and the financial markets and, unlike an exchange, we maintain direct relationships with our customers. These customer relationships allow us to benefit from customer trading of a variety of products across multiple exchanges and markets. In order to gain access to the markets we serve and to satisfy regulatory requirements, our customers maintain account balances with us, and we generally earn interest income on these balances. As of May 31, 2005, we held approximately $3.7 billion of domestic customer deposits.

Scalable Operating Platform

        Our business benefits from a scalable operating platform. Our existing infrastructure is capable of processing significant additional volumes with limited incremental increases in our Employee Compensation and Benefits expenses and General, Administrative and Other expenses. Our operating platform services both floor traders and electronic trading, and we expect to further benefit from the trend towards electronic trading. Our operating income has increased from $61.0 million in fiscal year 2000 to $150.6 million in fiscal year 2005.

Ability to Generate Free Cash Flow and Reduce Financial Leverage

        We generate significant free cash flow, which is available for reinvestment in our business, debt service and reduction, acquisitions and other uses. Our cash flow is generated by high margins and a business model that allows us to grow without significant capital expenditures. For the period from March 1, 2004 through August 5, 2004 and the period from August 6, 2004 through February 28, 2005, we incurred capital expenditures of $5.0 million and $9.3 million, respectively. For the three months ended May 31, 2005, we incurred capital expenditures of $3.3 million. In January 2005, we voluntarily prepaid $150.0 million of our bank debt.

Proven and Committed Management Team

        The members of our senior management team have an average of 24 years of industry experience. Phillip Bennett, who has been with us for 24 years, became our President and Chief Executive Officer in 1998. Under their leadership, net revenues have grown at a compound annual growth rate of 23.6% from fiscal year 2000 through fiscal year 2005. Following this offering, Mr. Bennett will beneficially own an approximate 33.8% interest in us.

Our Business Strategy

        We plan on continuing to capitalize on the economies of scale arising from our large execution and clearing volumes and to increase our transaction volumes, revenues and profitability by executing the following strategies:

Capitalize on Growing Markets and New Product Opportunities

        We will continue to identify opportunities for growth within our markets and for new product offerings while leveraging the customer relationships, liquidity and transaction processing platform of our existing businesses. Because of our global presence, we believe we can react quickly to emerging opportunities throughout the world. We have positioned our business within growing markets and benefit from increasing transaction volumes. We maintain a strong presence on the world's major exchanges and OTC markets in which we operate, offer access to trading in an extensive suite of products to a diversified and growing customer base and continually seek to reduce our costs. In the past, we have grown our Derivatives Brokerage & Clearing and Prime Brokering/Capital Markets businesses by offering new products and services to our customers as they expand their trading activities into new asset classes and financial markets. We plan to expand our product offering into other markets where our focus on access to markets and efficient execution on behalf of customers is a competitive advantage. We continually work to identify new market and product opportunities where we can leverage our transaction processing platform.

Profit from Maturing Markets

        We seek to continue to take advantage of our scale and operating efficiency to profit from providing execution and clearing services at a low cost to customers active in transparent, highly liquid, commoditized markets. The economics of these markets are characterized by low per unit revenues levied on each of millions of transactions. Many former competitors have chosen to exit these markets and potential competitors have chosen not to enter them because the financial returns are relatively unattractive for a sub-scale operation. As other existing markets mature, becoming more liquid and standardized, and market participants demand more efficient access to the same services at potentially lower costs, we expect to be able to service these markets profitably while our competitors operating with less scale will likely generate lower profit margins and may choose to exit these markets altogether.

Offer Unconflicted Access to Markets

        We strive to differentiate our business offerings from our competitors' offerings by focusing solely on customer business and leveraging our transaction processing capabilities. Unlike many of our competitors in the brokerage industry, we do not trade in a directional or strategy-based manner for our own account. We focus on attracting customers and providing them with access to markets. We strive to provide our customers with low transaction costs, rapid order execution and access to pricing data that allows customers to see the price of the security and the commission or transaction fee paid to us. We target market participants who value this service offering as an important part of their investment strategies. For example, we believe our domestic fixed income prime brokerage business is attractive to fixed income hedge funds that require low cost access to the prices in the IDB market in order to execute their investment strategies. We believe our focus on acting as an agent is important to customers concerned about quality of execution and potential conflicts of interest.

Grow Our Customer Base

        The significant growth of the markets in which we participate creates opportunities for us to attract new customers. We have also developed online platforms to attract the growing base of customers who trade over the Internet. As we continue to grow, we will maintain our focus on providing high levels of customer service to address the diverse needs of our three key customer segments.

        Institutions—We have a dedicated sales force of over 1,000 individuals calling on institutional customers. Our ability to provide institutional customers unconflicted access to a wide range of markets is an advantage when soliciting new customers. We believe recent trends such as growth in the hedge fund industry and increased cross-border commerce have increased the demand among corporations, institutional investors and hedge funds for a wider variety of products with which to hedge risks and invest for profit. We plan to take advantage of what we believe is a valuable cross-selling opportunity by continuing to educate our institutional customers about our full range of derivatives, fixed income and foreign exchange services.

        Professional Traders and Locals—We have been building our strong market position as a provider of clearing services to professional traders on the world's major exchanges. Professional traders and locals are typically high trading volume customers and have contributed significantly to our volume growth. An increasing number of professional traders access the markets electronically. As part of our strategy to penetrate the market for locals, we have begun to offer training programs and high performance trading facilities for those moving from the trading floor to electronic trading and for new professional traders.

        Retail—Our retail operations include our Lind-Waldock division, a leading online retail derivatives brokerage operation. We believe we are well positioned to capitalize on an increased awareness and understanding of the derivatives and foreign exchange markets among retail customers. We plan to continue encouraging this increased understanding through targeted marketing via direct mail, the Internet, customer education seminars and other media. In order to serve the wide variety of customers in this segment, we offer a complete suite of retail-focused products and services, including online and broker-assisted trading and research.

Capitalize on Shift to Electronic Trading

        Many markets and exchanges are increasingly using electronic trading and moving away from the traditional open outcry method. We believe increased electronic trading has created an opportunity for us to increase market share in our various markets as our operating platform is well suited to accommodate this technological shift. We plan to take advantage of this opportunity by utilizing our existing relationships with floor-based brokers as well as our scale, technology and market knowledge to adapt our service offering to meet evolving customer demands. We believe our training programs and high performance trading facilities, together with our technology platform and electronic trading capabilities, provide rapid trade execution and market visibility as well as an attractive platform for new professional traders and those moving from the trading floor to electronic trading.

        We have provided electronic trading systems in the markets we serve and have gained a level of expertise in providing these systems to a global and diverse customer base. As electronic trading has comprised a growing proportion of the volume in our markets, we have seen total market volumes increase substantially. Electronic trading also allows us to execute and clear orders more efficiently, as we can better employ technology for functions such as margin and risk management. We have continued to develop these systems to satisfy our customers' evolving trading requirements. The characteristics of the electronic platforms that interface with exchange matching engines are complex in functionality and in configuration. We have integrated them into our operational infrastructure and can handle rapidly increasing trading volumes. We believe we will be able to realize the efficiency afforded by electronic trading when it is applied to all the exchanges' current floor-transacted volume. These systems and our expert implementation capabilities and operation of a global network of multi-exchange electronic order flow allows us to manage order flow straight through processing on a scale that significantly exceeds traditional physical order execution processes.

Manage Risk Prudently

        We plan to continue to monitor and improve our exposure to customer and counterparty risk throughout our operations using our comprehensive risk management system. We are not exposed to market risk as a result of strategy-based or directional proprietary trading. In order to mitigate customer and counterparty risk, we will continue to utilize a number of proactive risk management tools.

Pursue Selective Strategic Acquisitions

        We intend to pursue selective acquisitions that will expand our service capabilities or customer base or provide greater access to trading in a wider range of products. Our flexible operating platform can facilitate the efficient transfer and integration of the customer positions and operations of acquired companies. Our historical results have benefited from a focused acquisition program that has expanded our service offering and strengthened our market position within our customer segments. Since 1999, we have acquired and integrated 16 businesses.

History

        We began operations in 1969 by providing execution and clearing services in agricultural commodities. Throughout the 1970s, we expanded our product offerings in response to the introduction of new financial futures products. Our involvement in Prime Brokerage/Capital Markets began in 1982 in response to requests from existing futures customers for the ability to adjust their futures positions after the futures market was closed. We formed the Prime Brokerage/Capital Markets division to provide this service by facilitating customer access to the cash markets, including the interbank foreign exchange market, in our capacity as a broker in principal. The brokerage in principal business model established the foundation both for our foreign exchange operations and for our other cash market brokerage activities. From 1983 to 1985, we emerged as a leading consolidator in the futures industry by acquiring Chicago Grain, ContiCommodities and DLJ Futures. By 1985, we had built an international infrastructure and strong market position in global derivatives markets.

        In September 1998, Phillip Bennett was named our chief executive officer. Under his leadership, we formed a new senior executive team with significant industry experience to focus on growing our business and strengthening our regulatory and customer focus. Under our new senior management team, we grew internally and through a number of acquisitions. In 2000, we acquired Lind-Waldock, a leading retail derivatives brokerage operation. From 2001 to 2003, we enhanced our strong market position in the professional trader market by, among other things, the acquisition of MacFutures Limited and the professional floor trader business of First Options.

Services

        We are organized into two operating business segments for financial reporting purposes: (i) Derivatives Brokerage & Clearing and (ii) Prime Brokerage/Capital Markets, and we have one non-operating business segment, Corporate & Other.

Derivatives Brokerage & Clearing

        We execute and clear customers' orders for exchange-traded derivatives. Customers use our Derivatives Brokerage & Clearing platform to place buy and sell orders for derivatives contracts, which we direct to the appropriate exchange for matching. We also facilitate confirmation and settlement of our customers' derivatives transactions and ensure that our customers have the appropriate collateral in their accounts to support their derivatives positions. We conduct these activities in our capacity as a regulated FCM. As an FCM, we are responsible to the applicable clearing house for our customers' transactions. We are the largest independent FCM in the United States based on domestic customer segregated fund balances of approximately $4.1 billion as of May 31, 2005. In 2004, we were the largest customer in terms of contract volume of the CME, the largest derivatives exchange in the United States.

        We generate Derivatives Brokerage & Clearing revenues from: (i) transaction fees earned from executing and clearing customer orders and (ii) interest income earned on cash balances in our customers' accounts. From fiscal year 2000 through fiscal year 2005, our Derivatives Brokerage & Clearing net revenues and operating profit have grown at a compound annual growth rate of 24.3% and 33.3%, respectively, driven primarily by annual increases in contract volumes executed or cleared and annual increases in customer deposits. Our growth has been generated both organically and through strategic acquisitions, which have broadened our customer base, service offerings, geographic reach and exchange coverage.

        Our business is diversified across customers, products and exchanges. The following charts illustrate our diversity across exchanges and contract types for fiscal year 2005:

Contract Volume by Exchange(1)	Contract Volume by Type(1)

(1)
Total volume: 654 million contracts

        Customers.    As of May 31, 2005, our Derivatives Brokerage & Clearing division serviced over 199,000 customer accounts. Our customers include institutions, professional traders and retail investors.

        Institutions.    Institutions are typically large mutual funds, hedge funds, financial institutions, pension plans and other non-financial entities. We market to our institutional customers through a sales force of experienced financial services professionals. We offer institutions high service levels, anonymity, unconflicted access to a broad range of products and markets and competitive pricing. We believe that it is important to institutional customers that we do not speculatively trade with our own capital in a strategy-based or directional manner and therefore avoid potential conflicts with our customers. We believe the quality of execution is very important to our institutional customers and that we are able to provide such customers with efficient execution due to our scale, liquidity and geographic breadth. We have experienced growth in our institutional customer base, in part, driven by the proliferation of hedge funds and an increasing corporate focus on risk management.

        Professional Traders.    Professional traders are either locals, who are individual members of derivatives exchanges trading for their own account on the floors of those exchanges that maintain the open outcry method of price discovery, or professionals trading electronically from dedicated facilities built to service their needs. We have a strong market position among professional traders and locals. Professional traders are high volume customers who require an operating platform with rapid execution at a low cost. Locals fulfill an important role in the market as liquidity providers for the exchanges of which they are members. Through internal growth and acquisitions, we have increased our professional trader customer base as part of our strategy to grow transaction volumes and our plan to diversify our customer base. This strategy allows us to integrate and efficiently process very large volumes and to manage effectively the risks associated with this particular customer group. We also believe that this particular customer base will be of strategic significance in the future as markets become increasingly automated. Locals are well suited to the development of off-the-floor trading locations, which provide them with direct access to electronic markets and enable us to continue to benefit from the order flow and commission generating potential of these clients. Our MacFutures model is indicative of the opportunities presented by this trend. MacFutures, a London- based business we acquired in March 2003, provides specialty clearing services for individual professional traders, specializing in the electronic derivatives and fixed income markets in Europe. The model, which involves the recruiting and training of professional traders who are provided with access to electronic exchanges on our own off-the-floor trading locations, has now been implemented in Chicago and Montreal.

        Retail Investors.    Retail customers are typically experienced individual investors. We have grown our retail customer base historically through internally generated new accounts and through acquisitions. The global retail customer base is growing as new product offerings with a broad investor appeal, such as the e-mini contracts, are listed on exchanges. We offer our retail customers access to a broad range of products and value added services, including research, real time quotes, risk management tools, account information and customer support. Our retail customers also benefit from the operating platform that we have built to service our institutional and professional trader clients. We market to retail customers through an actively managed lead generation and marketing strategy targeted at identifiable customer groups who we believe would be receptive to trading equity derivatives. Specific examples of these initiatives include the following:

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  We leverage our prominent Lind-Waldock brand name and its online platform. Lead generation is driven primarily by print media advertising and, increasingly, a broad range of internet marketing initiatives, including key word strategies negotiated with search engines.

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  We are developing business-to-business ("B-2-B") relationships to expand the scale of our retail customer base. These are often negotiated with complementary and non-competitive retail brokerage firms such as Charles Schwab & Co., Inc., TD Waterhouse Investor Services, Inc. and Ameritrade Inc. We typically provide access to and execution of exchange-traded derivatives products for the customers of our B-2-B partners.

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  We rely on our traditional sales force of account executives and registered introducing brokers who independently (but with corporate product support) market to individual clients throughout North America.

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  First time potential clients are targeted using educational marketing strategies often developed in conjunction with seminar providers and investment educational professionals.

        Product Access.    We provide our customers access to all significant exchange-traded derivatives contracts, including interest rates, equity indexes, energy, agriculture, foreign currency, metals contracts and managed futures.

        Exchanges.    We provide our customers access to virtually all major global derivatives exchanges, including the CME, CBOT, NYMEX, LME, Eurex, Euronext.liffe, CBOE and IPE. In recognition of the technological advances in the industry, we provide both open outcry and electronic access to the derivatives markets. The electronic trading platforms we provide access to include GLOBEX, LIFFE CONNECT and NYMEX Access.

        Competition.    The primary competitors of our Derivatives Brokerage & Clearing business include affiliates of major commercial and investment banks and independent FCMs. We compete for customers and transaction volume on the basis of our access to a broad range of products and exchanges, our service levels, relationships, technology and operating platform and pricing. Many of our investment and commercial banking competitors maintain large proprietary trading operations.

        Refco Alternative Investments.    In June 2002, we created Refco Alternative Investments to develop product offerings using alternative assets, such as managed futures, for distribution to our customers. These offerings result in the creation of asset management funds, which utilize both our sales force and third- party distributors to raise assets. All investment decisions are made by third-party managers, and all brokerage activity of the funds is directed exclusively to our derivatives and cash brokerage affiliates, driving transaction volume to our core transaction processing platform. Additionally, such funds typically earn an asset management fee. An important milestone was reached following the negotiation with Standard and Poor's for the branding of a portfolio of Commodity Trading Advisors and the subsequent creation of a managed futures index, which is tracked by a public fund and a series of private funds. This product, which took advantage of weaker equity markets and the non-correlated performance of derivatives investing to equity market performance, was successfully launched in March 2003. As of May 31, 2005, approximately $647.4 million has been raised for this product, including our investment of approximately $0.5 million. We have earned approximately $4.6 million and $1.5 milllion in management fees during fiscal year 2005 and the three months ended May 31, 2005, respectively.

Prime Brokerage/Capital Markets

        We offer prime brokerage services, including execution, clearing, securities financing, securities lending, custody and trade processing. We provide these prime brokerage services primarily in the U.S. Treasury securities, foreign exchange and non-dollar fixed income markets. Our customers include hedge funds and other financial institutions.

        Our fixed income operating platform provides our customers access to the IDB market for U.S. Treasury securities. The IDB market is an OTC, wholesale securities market that allows brokers to trade with one another. Access to the IDB market is usually limited to member firms who can meet its membership requirements, such as the minimum capital requirement. We allow our customers to use our IDB membership and operating platform to gain direct access to transparent IDB market pricing and liquidity.

        In the case of foreign exchange, we act as a broker for customers wishing to transact business in the interbank foreign exchange market. We processed over $1.2 trillion in customer transaction volume in fiscal year 2005. We enable our customers to trade in the majority of the world's principal currencies in the form of spot, forwards and options in OTC foreign exchange markets via several trading platforms. These platforms include both voice broking in which our team of brokers place customer orders with market makers, primarily large money center banks, as well as online platforms.

        We generate Prime Brokerage/Capital Markets revenues from: (i) transaction fees earned from executing and clearing customer orders and (ii) interest income earned from providing financing through repo transactions. From fiscal year 2000 through fiscal year 2005, our Prime Brokerage/Capital Markets net revenues and operating profit have grown at compound annual growth rates of approximately 26.0% and 38.2%, respectively. This growth has been driven primarily by an increase in the number of customers, growth in the U.S. Treasury securities market and new product introductions. We have also grown through acquisitions.

        Unlike our exchange-traded derivatives business, our Prime Brokerage/Capital Markets activities are not conducted on exchanges. In order to effect Prime Brokerage/Capital Markets transactions for our customers, we act as a principal executing the transaction with our customer and simultaneously executing an offsetting trade in the market. We do not trade speculatively in a directional or strategy-based manner for our own account and only initiate an order in the market to match an offsetting customer transaction. Because we act as broker in principal in our capital markets/fixed income business, these transactions are reported as "principal transactions, net" on our consolidated statement of income. We employ mark-to-market and margin risk management procedures identical to those adopted in regulated agent markets. We believe that the risk involved in these transactions is comparable to that incurred in our traditional derivatives brokerage operations.

        Product Access.    Within our Prime Brokerage/Capital Markets segment, we primarily provide fixed income and foreign exchange products and services.

Fiscal Year 2005 Prime Brokerage/Capital Markets Revenue Breakdown

        Fixed Income.    Our worldwide trade execution capabilities extend to select sectors of the fixed income market, primarily in U.S. Treasury securities, OTC options on U.S. Treasury securities, corporate debt and related OTC derivatives, sovereign debt and emerging market debt.

        Our most important fixed income offerings are U.S. Treasury products available in the IDB market and associated financing primarily through U.S. Treasury securities repurchase agreements. We provide our customers with a single platform, "Refco Trader," to obtain access to dealer prices only available on IDB markets. Our customers use this platform to buy and sell U.S. Treasury securities and obtain financing through the repo market. We believe that the efficiency of the Refco Trader platform and the competitive bid offer spread in the IDB market is valuable to the fixed income fund manager and professional trader.

        Our IDB product offering has been enhanced in recent years by the consolidation among traditional participants in fixed income markets. We have been able to exploit the consolidation among liquidity providers without incurring any undue risk by providing professional customers and fixed income traders with an alternative source of liquidity through repurchase transactions. As we do not trade speculatively in a directional or strategy-based manner for our own account, we do not face the conflicts of interests with our customers as our competitors that engage in both agency and proprietary trading.

        We are targeting other fixed income markets, such as mortgage backed securities and European sovereign debt, where we can provide our customers a similar service offering and value proposition as our U.S. Treasury offering. We also have a strong presence in Europe as one of the few non-bank repo clearing members of the London Clearing House ("LCH") and have an expanding presence in Latin American, Eastern European and Southeast Asian markets.

        Foreign Exchange.    We are a major international broker of foreign exchange in the areas of execution and prime brokerage, processing over $1.2 trillion in transaction volume during fiscal year 2005. We provide 24-hour trading facility coverage of all major and most minor currencies, with service including spot, forwards, options, swaps and custom derivative overlays.

        Our largest foreign exchange business is the traditional voice brokerage business. Customers call us to execute foreign currency transactions. As a broker in principal, we enter into the transaction with our customer and simultaneously enter into an offsetting transaction with a market maker. For providing this service, we earn either a transaction fee or the spread between the price we charge our customer and the price that we pay the market maker. We compete for customers based on service, relationships, price competitiveness and by providing anonymity in trading.

        We have an online currency trading platform for our institutional customers developed in conjunction with Currenex, a leading global provider of currency pricing systems. This platform provides our customers electronic access to the foreign currency prices of several major market makers. The overall market for trading currency electronically is growing quickly due to the speed and cost benefits and the price transparency. This type of direct access is generally not offered by commercial or investment banks.

        We have also developed retail online foreign exchange offerings. These products are web-enabled, rely on global Internet-based distribution and, most importantly, encourage self-directed trading, which requires minimal human interaction on our part. This facilitates the handling of significant customer volumes with very low cost to income characteristics. An active web-based marketing strategy is currently in process to take maximum advantage of this market opportunity. We also own 35% of FXCM, which provides a foreign currency trading platform and execution services to retail investors.

        Other.    We have developed a worldwide clearing infrastructure that offers institutions and fund managers a single source for execution and all related financing activities in both domestic and international equity markets. These capabilities allow us to offer investors capital leverage through global integrated financing, securities lending, structured products and prime brokerage. We provide securities lending services for customers seeking to borrow equities to cover a short selling strategy or to generate additional income by lending securities already owned. Customers may also leverage equity positions with us through the use of customized derivative products and currency-linked transactions. Our financing structures include equity swaps, zero-cost options and repurchase agreements.

        Customers.    Our Prime Brokerage/Capital Markets customers are primarily institutions, including hedge funds, mutual funds, banks, broker-dealers and other corporate customers. We also serve a growing number of retail foreign exchange investors. All customers are subject to a detailed application process and credit check.

        Competition.    The primary competitors of our Prime Brokerage/Capital Markets business include affiliates of major commercial and investment banks and independent broker-dealers. Customers value speed of execution, anonymity in trading, low price, customer service and access to a breadth of products.

Risk Management

Liquidity Policy

        Our execution and clearing of derivatives requires limited working capital because the margin mechanism used by exchanges results in the customers providing the required funding to maintain positions. We maintain excess regulatory capital to provide liquidity during periods of unusual market volatility. Similarly for our brokerage activities in the cash markets, despite these transactions being brokered as principal and not as agent, we have adopted a futures-style margin methodology in which customer positions are valued daily and resulting realized or unrealized losses must be paid immediately in cash. This practice protects us against the risk that adverse price movements may prevent customers from meeting their financial obligations to us. Additionally, we have adopted a margin style procedure to control customer positions in our foreign exchange business. This account structure has facilitated considerable growth in the volume of business conducted, while maintaining a low risk profile.

Regulatory Capital

        Our primary U.S. regulated entities are Refco, LLC, an FCM, and Refco Securities, LLC, a broker-dealer. Each entity has regulatory capital requirements. As of May 31, 2005, the excess regulatory capital of Refco, LLC and Refco Securities, LLC was $167.7 million and $49.6 million, respectively. See "—Regulation."

Market Risk/Economic Liquidity

        Our risk is credit related risk or risk related to our customers' ability to meet their margin obligations. Because we do not trade speculatively in a directional or strategy-based manner for our own account, we have no direct exposure to market risk volatility or the potential price or liquidity risk that might arise.

Counterparty Risk Management

        Our current system provides the ability to project the impact of market volatility on price movement. We perform frequent stress tests of our customer positions, including intra-day trading analysis, daily equity change analysis, concentration risk analysis and premium seller analysis. Adjustments of margin or collateral requirements are made in anticipation of unusual adverse market developments. These tests have resulted in minimal losses due to counterparty exposures. We continue to upgrade our risk management procedures and systems to improve our ability to monitor actual and projected risk associated with customer operations. Our risk management department is responsible for the systematic review of customer exposure in both regulated and nonregulated markets.

Technology and Information Systems

        Our information technology group supports 14 locations worldwide, including our major management centers in New York, London and Chicago. Our exchange-traded derivatives central processing capacity is located in Memphis, Tennessee with primary backup in Chicago.

        Our core exchange-traded derivatives transaction-processing platform has been owned and developed by us since 1979. This system has accommodated our significant growth in recent years, including the integration of significant levels of acquired volume. Our ability to process transactions on a proprietary platform provides us with a strategic advantage by offering significant flexibility and high levels of responsiveness to changing customer and market conditions. Capital markets transaction processing platforms are outsourced. Fixed income prime brokerage and foreign exchange brokerage operations utilize systems developed by third parties.

        Customers currently access our global network through both traditional means (i.e., the use of voice brokers) and electronically. For electronic access, we provide third party vendor systems consistent with our focus on transaction processing rather than front-end technology while also offering a proprietary system for our retail customers. An increasing number of these applications are web-enabled. We have developed a web strategy to enhance access to the system and to use our website as a driver for business development in the form of lead creation. Among the capabilities that can be accessed online are risk management monitoring and access to tools, the account opening process as well as static forms, account statements and position and funds information.

        The continued integrity and security of our systems is key to our business. All of our systems have off-site backups and redundancies. These capabilities have been thoroughly tested, particularly during the events of September 2001 and the blackout of August 2003. In each case and despite the total loss of access to corporate headquarters in New York, our business was comprehensively and effectively redirected to pre-planned alternative locations and operating platforms and services to customers remained essentially uninterrupted.

Facilities

        Our main corporate offices are located in approximately 71,247 square feet of leased office space at One World Financial Center, 200 Liberty Street, Tower A, New York, New York 10281-1994. We also lease over 473,000 square feet of additional space throughout North America, Europe and Asia. Our primary management centers are located in Chicago and London and at our New York corporate office. Our exchange-traded derivatives central processing system is run out of a leased facility located in Memphis, Tennessee. We believe that our leased facilities are adequate to meet anticipated requirements for our current lines of business for the foreseeable future.

Employees

        At May 31, 2005, we had approximately 2,390 employees. Approximately 1,668 of our employees are located in the United States. At the present time, no employees are represented by unions, and we believe our relations with our employees are satisfactory.

Regulation

        Most aspects of our business are subject to stringent regulation by U.S. federal and state regulatory agencies and derivatives and securities exchanges and by non-U.S. government agencies or regulatory bodies and exchanges. New laws or regulations or changes to existing laws and regulations (including changes in interpretation or enforcement) could materially adversely affect our financial condition or results of operations. As a global financial institution, to the extent that different regulatory regimes impose inconsistent or iterative requirements on the conduct of our business, we will face complexity and additional costs in our compliance efforts.

        As an FCM, Refco, LLC's activities are regulated by the CFTC and the exchanges of which it is a member. Other of our subsidiaries, including Refco Alternative Investments LLC, Refco Fund Management Inc. and Refcofund Holdings Corporation, are registered with the CFTC as commodity trading advisors and commodity pool operators. Refco, LLC's business is also regulated by the NFA of which Refco, LLC and certain of its affiliates are members. Violations of the rules of the CFTC, the NFA or the exchanges could result in remedial actions including fines, registration terminations or revocations of exchange memberships.

        Refco Securities, LLC is registered as a broker-dealer with the SEC and in all 50 states, the District of Columbia and Puerto Rico and is a member of self-regulatory organizations, including the National Association of Securities Dealers ("NASD") and certain exchanges, including the CBOE. Broker-dealers are subject to regulations covering all aspects of the securities business, including sales and trading practices, public offerings, publication of research reports, use of customers' funds and securities, capital structure, record keeping and the conduct of directors, managers, officers and employees. Broker-dealers are also regulated by securities administrators in those states where they do business. Violations of regulations governing a broker-dealer's actions could result in censure, fine, the issuance of cease-and-desist orders, the suspension or expulsion from the securities industry of such broker-dealer or its officers or employees, or other similar consequences.

        Margin lending by some of our broker-dealer subsidiaries is regulated by the Federal Reserve Board's restrictions on lending in connection with customer purchases and short sales of securities, and NASD rules also require such subsidiaries to impose maintenance requirements on the value of securities contained in margin accounts. In many cases, our margin policies are more stringent than these rules.

        We conduct some of our government securities activities through Refco Securities, LLC, an NASD member registered as a government securities broker-dealer with the SEC and in certain states. The Department of Treasury has promulgated regulations concerning, among other things, capital adequacy, custody and use of government securities and transfers and control of governmental securities subject to repurchase transactions. The rules of the Municipal Securities Rulemaking Board, which are enforced by the NASD, govern the municipal securities activities of Refco Securities, LLC.

        As a registered broker-dealer, Refco Securities, LLC is subject to the SEC's and NASD's net capital rules, and, as an FCM, Refco, LLC is subject to the net capital requirements of the CFTC and various exchanges. Many non-U.S. securities exchanges and regulatory authorities also have imposed rules relating to capital requirements applicable to our non-U.S. subsidiaries. These rules, which specify minimum capital requirements, are designed to measure general financial integrity and liquidity and require that at least a minimum amount of assets be kept in relatively liquid form. Refco Securities, LLC computes its net capital requirements under the alternative method provided for in the rule, which requires that Refco Securities, LLC maintain net capital equal to the greater of $250,000 or 2%

of aggregate customer related debit items, as defined in SEC Rule 15c3-3. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of May 31, 2005, Refco Securities, LLC had net capital of $62.2 million, which was 11.1% of aggregate debit balance and $49.6 million in excess of required net capital. Refco, LLC, is required to maintain net capital equal to the sum of 8% of the total risk margin requirements for all positions carried in customer accounts and 4% of the total risk margin requirements for all positions carried in non-customer accounts. The net capital rule also provides that Refco, LLC must maintain adjusted net capital in excess of an early warning level equal to 110% of its net capital requirement. As of May 31, 2005, Refco, LLC had net capital of $354.5 million, which was $167.7 million in excess of required net capital.

        Compliance with the capital requirements may limit our operations requiring the intensive use of capital. Such requirements restrict our ability to withdraw capital from our subsidiaries, which in turn may limit our ability to pay dividends or repay debt. Any change in such rules or the imposition of new rules affecting the scope, coverage, calculation or amount of capital requirements, or a significant operating loss or any unusually large charge against capital, could adversely affect our ability to pay dividends or to expand or maintain present business levels.

        The USA PATRIOT Act of 2001 (the "PATRIOT Act") contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to FCMs, broker-dealers and other financial services companies, including standards for verifying customer identification at account opening and obligations to monitor customer transactions and detect and report suspicious activities to the government. Institutions subject to the PATRIOT Act must implement specialized employee training programs, designate an anti-money laundering compliance officer and submit to independent audits of the effectiveness of the compliance program. Anti-money laundering laws outside the United States contain similar provisions. We have established policies, procedures and systems designed to comply with these regulations.

        Our securities and futures businesses are also regulated extensively by non-U.S. governments, exchanges, self-regulatory organizations, central banks and regulatory bodies, especially in those jurisdictions in which one of our subsidiaries maintains an office. For instance, the Financial Services Authority and Euronext.liffe regulate the activities of Refco Overseas Limited in the United Kingdom. Other subsidiaries are also subject to regulation by securities, banking and finance regulatory authorities, exchanges and other self-regulatory organizations in numerous other countries in which they do business.

Geographic Distribution of Our Business

        We conduct the majority of our business and earn the majority of our revenues in the United States. We also have material operations in Bermuda and the United Kingdom. Our foreign operations expose us to numerous risks, including operating in countries with less developed technological infrastructures than the United States, operating in differing and often extensively regulated environments and exposing us to exchange rate fluctuations. See Note R to our audited financial statements and "Risk Factors—Risks Relating to Our Company—Our international operations involve special challenges that we may not be able to meet, which could adversely affect our financial results."

Legal Proceedings

Tradewinds

        On April 1, 1999, Tradewinds Financial Corporation, Tradewinds Debt Strategies Fund, L.P., Tradewinds Offshore Fund, Limited, Tradewinds Clipper Fund Ltd. and Tradewinds Secured Debt Fund (collectively, "Tradewinds") filed an action against Refco Securities, Inc., Refco Capital Markets, Ltd. and Martin Loftus (collectively, "Refco") in the U.S. District Court for the Southern District of New York, alleging, among other things, that Refco breached a customer agreement governing certain margin accounts by requiring Tradewinds to increase the value of collateral securing a margin loan from 60% to 100% in September 1998. Upon the completion of discovery, the parties stipulated that the court lacked jurisdiction over Tradewinds' claims and the case was dismissed. Tradewinds refiled the action in the Supreme Court of the State of New York. On March 27, 2002, Refco filed a motion for summary judgment. On September 15, 2003, the court granted in part Refco's motion, dismissing six of the seven claims asserted against Refco. The court reserved for trial before a jury Tradewinds' claim that Refco's actions breached the implied contractual duty of good faith and fair dealing. On March 16, 2004, the Appellate Division of the First Department of the State of New York affirmed the decision of the trial court in all respects. In June 2004, the sole remaining claim was tried before a jury. On June 17, 2004, the jury returned a verdict in favor of Tradewinds on the liability issue submitted to it by the trial judge. By memorandum decision and order dated March 3, 2005, the trial court granted Refco's post-trial motion to set aside the jury verdict as against the weight of the evidence and ordered a new trial. Tradewinds filed a notice of appeal of the order and Refco filed a notice of cross appeal. Tradewinds perfected its notice of appeal on July 11, 2005 and the appeals will be fully briefed by August 29, 2005. The court scheduled a pre-trial conference for August 12, 2005. The parties are scheduled to attend a mediation session on July 26, 2005.

        At this time, it is not possible to predict the final outcome of this proceeding with certainty.

SEC Investigation

        In 2001, the Division of Enforcement of the SEC commenced an informal investigation into short sales of the stock of Sedona Corporation. The SEC requested that we produce documents relating to any of our accounts that traded in the stock of Sedona. In June 2001, the SEC issued a formal order of investigation into short sales of Sedona stock, as well as other transactions. In 2002 and 2003, we received subpoenas from the SEC and a request for a written statement. Generally, the subpoenas and the request required the production of documents, tapes and information regarding two of our former brokers who handled the account of Amro International, S.A., one of our former customers that engaged through its account with us in short sales of Sedona stock and whose financial advisor settled SEC charges with respect to such short sales in February 2003; our relationship with Amro and its two principals; other securities traded by Amro; and our record keeping, supervisory and short sale policies and restrictions.

        On May 16, 2005 we announced that our subsidiary, Refco Securities, LLC ("Refco Securities"), had received a "Wells Notice" from the SEC arising out of the investigation. The Wells Notice stated that the SEC staff intends to recommend that a civil enforcement action be brought against Refco Securities, alleging violations of Section 17(a) of the Securities Act of 1933, as amended, Sections 10(b) and 17(a) of the Exchange Act of 1934, as amended, and Rules l0b-5, l7a-3 and 17a-4 thereunder, Section 220.8 of Regulation T, Conduct Rule 3370 of the National Association of Securities Dealers, Inc., aiding and abetting violations of Section 15(a) of the Exchange Act of 1934, as amended, and failure to comply with a prior SEC cease and desist order and the Section 21(a) order from the SEC. We are in active discussions with the SEC to resolve the matters raised in the investigation and believe that we are near a resolution on all material issues. This settlement likely will involve an injunction against future violations of certain provisions, including anti-fraud provisions, of the federal securities laws, an order to comply with the prior cease and desist order and the Section 21(a) order, an administrative censure, payment of a substantial civil penalty and retention of an independent consultant to review and make recommendations with respect to various business practices and procedures. We have recorded a reserve of $5.0 million for this potential settlement.

        Santo C. Maggio, the President and Chief Executive Officer of Refco Securities, also has been in negotiations with the SEC staff, and likewise is near a resolution of certain supervisory matters raised in the investigation. Mr. Maggio, as part of such resolution, is prepared to accept the entry of an administrative order suspending him for a year from any supervisory duties. While complying with the restrictions of such supervisory suspension, Mr. Maggio would continue to work for us and Refco Securities in his current capacities.

        Although we are working to finalize the terms of these settlements in a formal offer of settlement, we believe that the settlements as described above are highly likely and that the SEC staff would recommend such settlements to the SEC Commissioners, whose approval is required. There is no assurance that we will reach such settlements with the SEC staff on these terms, or at all or, even if we do, that the SEC Commissioners will approve such settlements. The terms of any final settlements approved by the SEC Commissioners, or any resolution of these matters if we or Mr. Maggio are unable to reach a settlement with the SEC, may be materially less favorable than the settlements described above.

        In October 2003, we received a subpoena from the U.S. Attorney's Office for the Southern District of New York, which called for the production of documents we had produced to the SEC. In addition to producing documents in response to the foregoing subpoenas, we have made our employees available to testify before the SEC and to be interviewed by the U.S. Attorneys' office. Refco Securities, LLC has been advised orally that neither it nor Mr. Maggio is currently the subject of the U.S. Attorneys' investigation.

Trading Technologies

        On March 1, 2005, Trading Technologies International, Inc. filed an action against Refco Group, Refco, LLC and Refco EasySolutions, LLC (collectively, the "Refco parties") in the U.S. District Court for the Northern District of Illinois, Eastern Division, alleging that the Refco parties infringed upon certain patents owned by Trading Technologies relating to electronic trading software. In its complaint, Trading Technologies demanded a preliminary and permanent injunction against the Refco parties, as well as unspecified damages and costs. The Refco parties filed certain counterclaims for breach of contract and attempted monopolization and an affirmative defense of patent misuse. On May 20, 2005, Trading Technologies filed a motion to dismiss these counterclaims and affirmative defense. On June 17, 2005, the Refco parties filed a response to the motion to dismiss, which is pending. On July 15, 2005, Trading Technologies terminated certain licensing agreements with the Refco parties.

Other

        Since 2002, Gerard Sillam has instituted numerous commercial and criminal actions against Refco entities under the French legal system, which permits private individuals to initiate criminal proceedings. We have cooperated with the criminal inquiries, none of which has resulted in any action against any Refco entity or individual. We are vigorously defending these actions and believe that Mr. Sillam's claim is without merit. In 2004, Mr. Sillam filed a commercial claim in New York State Supreme Court but then requested and was granted dismissal of the case after we removed it to federal court. To our knowledge, no action by Mr. Sillam against any Refco entity is pending in the United States.

        In addition to the matters discussed above, from time to time, we are party to litigation and administrative proceedings that arise in the ordinary course of our business. We do not have any other pending litigation that, separately or in the aggregate, would in the opinion of management have a material adverse effect on our results of operations or financial condition.

MANAGEMENT

Directors and Executive Officers

        Following the Reincorporation and the consummation of this offering, we will conduct our business through Refco Inc. and its direct and indirect subsidiaries. The following table sets forth the names and ages as of June 30, 2005 of each person who will be a director and executive officer of Refco Inc. upon the completion of this offering. Prior to and following this offering, each of our executive officers held and will retain the same position at Refco Group.

Name	Age	Position
Phillip R. Bennett	56	President, Chief Executive Officer and Chairman
Joseph J. Murphy	44	Executive Vice President; President and Chief Executive Officer of Refco Global Futures, LLC
Gerald M. Sherer	57	Executive Vice President and Chief Financial Officer
William M. Sexton	40	Executive Vice President and Chief Operating Officer
Santo C. Maggio	53	Executive Vice President; President and Chief Executive Officer of Refco Securities, LLC
Dennis A. Klejna	58	Executive Vice President and General Counsel
Leo R. Breitman	64	Director
Nathan Gantcher	64	Director
David V. Harkins	64	Director
Scott L. Jaeckel	34	Director
Thomas H. Lee	61	Director
Ronald L. O'Kelley	60	Director
Scott A. Schoen	46	Director

        Phillip R. Bennett has served as President, Chief Executive Officer and Chairman of Refco Group since September 1998. He also serves as the President of Refco Capital Holdings, LLC and as the President and Chief Executive Officer of New Refco. Mr. Bennett joined Refco Group in 1981 from The Chase Manhattan Bank, where he held various positions involving credit and commercial lending in New York, Toronto, Brussels and London from 1970 to 1981. Among other positions at Chase, Mr. Bennett served as a member of its Commodity Lending Department. He is a graduate of Cambridge University, England.

        Joseph J. Murphy has served as President of Refco Global Futures, LLC, one of our subsidiaries, since March 1999. He also serves as Executive Vice President of Refco Group responsible for global marketing and as President Refco, LLC, our FCM subsidiary. From 1994 to 1999, Mr. Murphy was Executive Managing Director of HSBC Futures Americas and Cash Securities based in Chicago. Prior to joining HSBC, Mr. Murphy was a Vice President and Producing Manager with Chase Manhattan Futures Corporation in New York. He also held management positions in the Treasury Department of The Chase Manhattan Bank. Mr. Murphy holds a degree from Providence College located in Providence, Rhode Island. His professional affiliations include memberships with the CBOT and CME. Mr. Murphy is a member of the Board of Directors and Chairman of the FIA and a member of the Board of Directors and Vice Chairman of The Clearing Corporation.

        Gerald M. Sherer has served as Executive Vice President and Chief Financial Officer of Refco Group since January 2005. From 1997 to 2004, Mr. Sherer held various positions at Deutsche Bank, including Deputy Global Head of Controlling and the Chief Financial Officer of the Investment Bank, and most recently, served as Chief Financial Officer of the Americas and the Global Head of Internal

Controls. Previously, Mr. Sherer was Chief Financial Officer of all U.S. operations at CIBC Wood Gundy in New York from 1995 to 1997. He also served as Senior Vice President of the Finance Division for Goldman Sachs from 1982 to 1995. Mr. Sherer holds a B.S. in Computer Science from Northern Arizona University and an M.B.A from Fordham University.

        William M. Sexton has served as Executive Vice President and Chief Operating Officer of Refco Group since August 2004. He joined Refco Group in April 1999 and has served in various capacities, including as Executive Vice President and Chief Operating Officer of Refco, LLC, our FCM subsidiary, since July 2001. He is responsible for information technology, operations, accounting and finance, credit, margins and risk for our futures businesses. From 1991 to 1997, Mr. Sexton served in various capacities at The Chase Manhattan Bank, including the financial controller for the U.S. FCM, institutional sales for marketing derivatives, foreign exchange and treasury products. Mr. Sexton holds a B.S. in Business Administration from Pace University and an M.B.A. from Fordham University, both with concentrations in finance. He is a member of the NFA. He is also a member of the FIA, the NYMEX FCM Advisory Committee, the FIA Operations and Technology Divisions and is a member of the Board of Directors of Eurex U.S.

        Santo C. Maggio has served as Executive Vice President of Refco Group and President and Chief Executive Officer of Refco Securities, LLC, our NASD broker-dealer subsidiary, since 1991. Mr. Maggio has also served as President of Refco Capital Markets, Ltd., one of our subsidiaries, since 2001. He joined Refco Group in 1985. From 1976 to 1982, Mr. Maggio was employed as Vice President of Inland Consultants Corporation and from 1982 to 1985 as Vice President for McMahan Securities. Mr. Maggio holds an accounting degree from Hunter College, City University of New York.

        Dennis A. Klejna has served as Executive Vice President and General Counsel of Refco Group since joining Refco Group in January 1999. Prior to joining Refco Group, Mr. Klejna was in private law practice in the Washington, D.C. office of Vinson & Elkins, L.L.P. from 1996 to 1998, where his practice was focused on derivatives trading regulation. He was Director of the Division of Enforcement at the CFTC from 1983 to 1995. Mr. Klejna is a member of the Committee on Futures Regulation of the Bar Association of the City of New York, the New York State Bar Association Committee on Futures and Derivatives Regulation and the Committee on the Regulation of Futures and Derivative Instruments of the American Bar Association. He serves on the Executive Committee of the Law and Compliance Division of the FIA and the Board of Editors of the Futures and Derivatives Law Report. As an Adjunct Professor at the Georgetown University Law Center from 1998 to 2000, he taught futures and derivatives regulation. Mr. Klejna is a graduate of Fordham College and Fordham Law School and served as a Captain in the U.S. Army Judge Advocate General's Corps.

        Leo R. Breitman was Chairman and Chief Executive Officer of Fleet Bank—Massachusetts from 1991 through March 2004 and also served as Senior Lending Officer of FleetBoston Financial Corporation from 2002 through March 2004. He retired in May 2004. From 1996 to 2002, Mr. Breitman was Managing Director of the Commercial Banking Division of FleetBoston Financial Corporation. Mr. Bretiman is a director of American Biltrite Inc. and Metris Companies, Inc. Mr. Breitman holds a B.B.A in Finance from The George Washington University and an M.B.A in Finance from Boston University.

        Nathan Gantcher has served as a Managing Member of EXOP Capital LLC since May 2005 and was Co-chairman, President and Chief Executive Officer of Alpha Investment Management L.L.C. from 2002 until August 2004 when the firm was sold. Prior to joining Alpha Investment Management, Mr. Gantcher was a private investor from 1999 to 2001. Mr. Gantcher served as Vice Chairman of CIBC Oppenheimer Corp. from 1997 to 1999. Prior to becoming Vice Chairman of CIBC Oppenheimer Corp., Mr. Gantcher served as Co-Chief Executive Officer of Oppenheimer & Co., Inc. Mr. Gantcher currently serves as a director of Mack-Cali Realty Corporation and is a member of its audit, nominating and corporate governance and executive committees. He serves as a member of the board of trustees of CharterMac and is a member of its nominating and governance, compensation and capital markets committees. He also has served as a member of the board of directors of NDS Group plc since January 2004 and is a member of its audit and compensation committees. Mr. Gantcher currently serves as a member of each of the Council of Foreign Relations and the Overseers Committee of the Columbia University Graduate School of Business. Mr. Gantcher received his A.B. in economics and biology from Tufts University and his M.B.A. from the Columbia University Graduate School of Business.

        David V. Harkins is Vice Chairman and Managing Director of Private Equity Funds of Thomas H. Lee Partners, L.P. In the past five years, Mr. Harkins has also served as President of Thomas H. Lee Partners, L.P. Mr. Harkins served briefly as the interim Chief Executive Officer of Conseco, Inc., an insurance and financial services company, from April 2000 until June 2000. Mr. Harkins is also a director of Nortek, Inc., Metris Companies, Inc. and National Dentex Corporation. Mr. Harkins is a graduate of the U.S. Military Academy.

        Scott L. Jaeckel is a Managing Director of Thomas H. Lee Partners, L.P. He served as a Vice President of Thomas H. Lee Partners, L.P. from 2001 until December 2004. Previously, Mr. Jaeckel worked at Thomas H. Lee Company from 1994 to 1996, rejoining in 1998 as an Associate. From 1992 to 1994, Mr. Jaeckel worked at Morgan Stanley & Co. Incorporated in the Corporate Finance Department. He currently serves as a director of Paramax Capital Group and Warner Music Group. He holds a B.A. in Economics and Mathematics from the University of Virginia and an M.B.A. from Harvard Business School.

        Thomas H. Lee founded the Thomas H. Lee Company, the predecessor of Thomas H. Lee Partners, L.P., in 1974 and since that time has served as its Chairman and CEO. From 1966 through 1974, Mr. Lee was with First National Bank of Boston where he directed the bank's high technology lending group from 1968 to 1974 and became a Vice President in 1973. Prior to 1966, Mr. Lee was a securities analyst in the institutional research department of L.F. Rothschild in New York. Mr. Lee serves or has served as a Director of numerous public and private companies in which THL and its affiliates have invested, including Finlay Enterprises, Inc., The Smith & Wollensky Restaurant Group, Inc., General Nutrition Companies, Metris Companies, Inc., Playtex Products, Inc., Snapple Beverage Corp., Vertis Holdings, Inc., Warner Music Group, and Wyndham International, Inc. In addition, Mr. Lee is a Member of the JP Morgan National Advisory Board. Mr. Lee is currently a Trustee of Lincoln Center for the Performing Arts, The Museum of Modern Art, NYU Medical Center, The Rockefeller University, and Whitney Museum of American Art among other civic and charitable organizations. He also serves on the Executive Committee for Harvard University's Committee on University Resources. Mr. Lee is a 1965 graduate of Harvard College.

        Ronald L. O'Kelley has been Chairman and Chief Executive Officer of Atlantic Coast Venture Investments Inc., a private investment company, since 2002. Mr. O'Kelley served as Executive Vice President, Chief Financial Officer and Treasurer of State Street Corporation from 1995 to 2002, as Chief Financial Officer at Douglas Aircraft Company from 1991 to 1995 and as Chief Financial Officer at Rolls Royce Inc. from 1983 to 1991. He also served in senior financial positions at Citicorp from 1975 to 1983 and at Texas Instruments Incorporated from 1969 to 1975. Mr. O'Kelley is a director of U.S. Shipping Partners L.P. and Selective Insurance Group, Inc. Mr. O'Kelley holds an A.B. in Mathematics from Duke University and an M.B.A. from Carnegie Mellon University.

        Scott A. Schoen is a Co-President of Thomas H. Lee Partners, L.P., which he joined in 1986. He served as a Managing Director of Thomas H. Lee Partners, L.P. from 1992 to 2004 and a Vice President from 1988 to 1992. Prior to joining the firm, Mr. Schoen was in the Private Finance Department of Goldman, Sachs & Co. Mr. Schoen is a director of Spectrum Brands, Inc., Wyndham International and Simmons Company. Mr. Schoen is a Vice Chairman of the Board and a member of the Executive Committee of the United Way of Massachusetts Bay. He is also a member of the

Advisory Board of the Yale School of Management. Mr. Schoen is a 1980 graduate of Yale College and holds an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

Controlled Company Status

        Upon completion of the offering, the majority of our shares and voting power will be controlled by Thomas H. Lee Partners, L.P. and Phillip Bennett, our President and Chief Executive Officer (collectively the "Majority Stockholders"). For this reason, we will be a "controlled company" under the NYSE corporate governance standards, which permit a company of which more than 50% of the voting power is held by an individual, a group or another company to elect not to comply with certain NYSE corporate governance standards. Upon completion of the offering, we intend to avail ourselves certain of these exemptions, which will eliminate the requirements that we have a majority of independent directors on our board of directors and that our compensation and nominating and corporate governance and executive committees be composed entirely of independent directors. We will have annual performance evaluations of our nominating and corporate governance and compensation committees, as well as written charters addressing each committee's purpose and responsibilities. The other requirements of the NYSE's corporate governance standards will apply to us as of the date of listing with the NYSE.

Board Composition

        Upon completion of this offering, our by-laws will provide for a board of directors consisting of at least two and up to eleven members. Our board of directors initially will be comprised of eight members, three of whom will be nominated by THL, two of whom will be nominated by Refco Group Holdings, Inc. and one of whom will be nominated by THL and Refco Group Holdings, Inc. together pursuant to the terms of our amended and restated securityholders agreement. Upon completion of the offering, three members of our board of directors, Messrs. Breitman, Gantcher and O'Kelley, will be "independent" within the meaning of the rules of the NYSE.

Committees

        Upon the completion of this offering, our board of directors will have three standing committees: the audit committee, the nominating and corporate governance committee and the compensation committee.

        The primary purpose of the audit committee is to:

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  assist the board's oversight of:

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  the integrity of our financial statements;

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  our compliance with legal and regulatory requirements;

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  our independent auditors' qualifications and independence; and

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  the performance of our independent auditors and our internal audit function; and

  •
  prepare the report required to be prepared by the committee pursuant to SEC rules.

        Messrs. O'Kelley, Breitman and Gantcher will serve on the audit committee upon consummation of the offering. Mr. O'Kelley will serve as chairman of the audit committee and also qualifies as an independent "audit committee financial expert" as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K. In accordance with the rules of the NYSE and relevant federal securities laws and regulations, each member of our audit committee is independent within the meaning of such rules.

        The primary purpose of the nominating and corporate governance committee is to:

  •
  identify and to recommend to the board individuals qualified to serve as directors of our company and on committees of the board;

  •
  advise the board with respect to the board composition, procedures and committees;

  •
  develop and recommend to the board a set of corporate governance principles and guidelines applicable to us; and

  •
  oversee the evaluation of the board and our management.

        Messrs. Breitman, Harkins and Schoen will serve on the nominating and corporate governance committee upon consummation of the offering. Mr. Breitman will serve as the chairman of the corporate governance and nominating committee. Mr. Breitman is independent within the meaning of the rules of the NYSE and the relevant federal securities laws and regulations.

        The primary purpose of our compensation committee is to oversee our compensation and employee benefit plans and practices and to produce a report on executive compensation as required by SEC rules. Messrs. Gantcher, Bennett and Schoen will serve on the compensation committee upon consummation of the offering. Mr. Gantcher will serve as the chairman of the compensation committee. Mr. Gantcher is independent within the meaning of the rules of the NYSE and the relevant federal securities laws and regulations.

Director Compensation

        It is anticipated that each of our independent directors will receive director fees of $50,000 per year, together with $1,000 for each board meeting attended. All members of our board of directors will be reimbursed for their usual and customary expenses incurred in connection with attending all board and other committee meetings. In addition, it is anticipated that the chairman of the audit committee will receive an additional $10,000 per year and the chairmen of the other committees will receive an additional $5,000 per year.

        In November 2004, New Refco granted 20,000 Class B Units to each of Leo Breitman, Nathan Gantcher and Ronald O'Kelley, who are members of its board of managers, pursuant to their respective restricted unit agreements. The Class B Units granted to Messrs. Breitman, Gantcher and O'Kelley vest ratably on each of February 28, 2005, February 28, 2006, February 28, 2007 and February 29, 2008.

        Vesting of all units is subject to acceleration upon a change of control. In the event that any of Messrs. Breitman, Gantcher and O'Kelley is no longer a member of New Refco's board of managers, his unvested Class B Units will be forfeited to New Refco and his vested Class B Units may be repurchased by New Refco at fair market value.

        In connection with the formation of Refco Inc., holders of Class B Units will contribute their Class B Units to Refco Inc. in exchange for the number of shares of Refco Inc.'s common stock that its Board of Directors determines in good faith has a fair value at least equal to the fair value of the Class B Units being exchanged. Following the exchange, the current vesting schedule will continue to apply to the shares of common stock received in the exchange.

Executive Compensation

        The following table sets forth information concerning the compensation awarded to, earned by or paid by Refco Group to Refco Group's chief executive officer and each of Refco Group's four most highly compensated executive officers during each of the last three fiscal years. The bonuses set forth below include amounts earned in the year shown but paid in the subsequent year.

Summary Compensation Table

	Annual Compensation						Long-Term Compensation
Name and Principal Position	Fiscal Year		Salary ($)	Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards ($)		Total Compensation ($)
Phillip R. Bennett President, Chief Executive Officer and Chairman	2005 2004 2003	(1)	1,266,667 1,500,000 1,500,000	2,007,438 2,469,000 2,196,000	461,671 444,840 500,692	(2) (2) (2)	250,800 — —	(3)	3,986,576 4,413,840 4,196,692
Joseph J. Murphy Executive Vice President; President and Chief Executive Officer of Refco Global Futures, LLC	2005 2004 2003	(1)	1,000,000 1,000,000 1,000,000	1,475,551 1,920,000 1,640,000	— — —		146,300 — —	(3)	2,621,851 2,920,000 2,640,000
Gerald M. Sherer(4) Executive Vice President and Chief Financial Officer	2005 2004 2003	(1)	166,667 — —	— — —	— — —		543,000 — —	(3)	709,667 — —
William M. Sexton Executive Vice President and Chief Operating Officer	2005 2004 2003	(1)	675,000 500,000 500,000	737,775 960,000 820,000	— — —		146,300 — —	(3)	1,559,075 1,460,000 1,320,000
Santo C. Maggio Executive Vice President; President and Chief Executive Officer of Refco Securities, LLC	2005 2004 2003	(1)	602,083 500,000 500,000	943,664 1,252,000 1,084,000	— — —		146,300 — —	(3)	1,692,047 1,752,000 1,584,000
Robert C. Trosten(5) Executive Vice President and Chief Financial Officer	2005 2004 2003	(1)	583,335 1,000,000 1,000,000	1,629,967 2,139,000 1,838,000	— — —		— — —		2,213,302 3,139,000 2,838,000

(1)
With respect to the period from August 6, 2004 to February 28, 2005, information is presented for New Refco.

(2)
Consists of premiums for term life insurance and includes an amount equal to the payment to Mr. Bennett to compensate him for the incremental tax impact associated with the payment of the premium.

(3)
Represents the value of Class B Units vested as of February 28, 2005.

(4)
Mr. Sherer commenced his employment with us effective January 3, 2005.

(5)
Effective October 4, 2004, Robert Trosten resigned as Refco Group's Executive Vice President and Chief Financial Officer in order to pursue other financial interests.

        In connection with the THL Transactions, New Refco granted Class B Units to members of our management. See "Certain Relationships and Related Transactions—Restricted Unit Agreements" for a description of the Class B Units.

        There were no option grants to the executive officers listed in the table above in fiscal 2005.

Compensation Committee Interlocks and Insider Participation

        Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

Employment Agreements

        Phillip Bennett Employment Agreement.    On June 8, 2004, Phillip Bennett entered into an Executive Employment and Non-Competition Agreement with Refco Group that became effective on the date of the closing of the THL Transactions. Under the agreement, Mr. Bennett serves as Refco Group's Chairman, President and Chief Executive Officer and reports directly to Refco Group's Board of Managers for an initial term ending on February 28, 2007. After such date, Mr. Bennett will continue to serve with an automatic renewal thereafter for additional one year terms, unless either party terminates the agreement in accordance with its provisions.

        Under the terms of the agreement, Refco Group will pay Mr. Bennett an annual base salary of $1,100,000, and he will be eligible to receive an annual bonus as determined in accordance with Refco Group's Management Bonus Pool Plan and will be able to participate in equity-based compensation plans, including through the grant of Class B Units pursuant to a Restricted Unit Agreement with New Refco. In certain circumstances, Mr. Bennett's termination will entitle him to a severance package including two years of his base salary and annual bonus at the time of termination. In addition, Mr. Bennett has agreed that during the term of the agreement and for a two year period thereafter (but in no event, less than five years), he will not, directly or indirectly (i) compete with us, (ii) solicit or hire any of our officers, managers, consultants or executives or (iii) solicit any of our customers or suppliers or potential or prospective customers or suppliers of whom he was aware prior to or during the term of his employment.

        Executive Employment Agreements.    In connection with the THL Transactions, Joseph Murphy, William Sexton, Santo Maggio and Dennis Klejna entered into Executive Employment and Non-Competition Agreements with Refco Group. In December 2004, Gerald Sherer entered into an Executive Employment and Non-Competition Agreement with Refco Group. Each of these agreements has substantially identical terms, except for the applicable positions and annual base salary amounts for each employee as described below. In addition, Mr. Sherer's agreement provides that if after February 28, 2006 the aggregate value of any Class B Units granted to him and any other equity incentive issued to him is less than $3.5 million, we will pay him the difference in cash. The same provision applies if we terminate Mr. Sherer without cause prior to February 28, 2006. Under all the agreements, each employee is eligible for an annual bonus to be determined in accordance with the Senior Management Bonus Pool Plan adopted by Refco Group and will be able to participate in equity-based compensation plans, including through the grant of Class B Units pursuant to Restricted Unit Agreements entered into with New Refco. The position and initial base salary for each of the employees under the agreements is as listed below:

Name	Position	Base Salary
Joseph Murphy	Executive Vice President; President and Chief Executive Officer of Refco Global Futures, LLC	$1,000,000
Gerald Sherer	Executive Vice President and Chief Financial Officer	1,000,000
William Sexton	Executive Vice President and Chief Operating Officer	800,000
Santo Maggio	Executive Vice President; President and Chief Executive Officer of Refco Securities, LLC	675,000
Dennis Klejna	Executive Vice President and General Counsel	650,000

        Each employee will be entitled to a severance package in certain circumstances, which shall entitle such employee to 18 months of his base salary and annual bonus as of the date of termination. In addition, each employee will agree that during the term of the agreement and for an 18-month period thereafter, such employee will not, directly or indirectly (i) compete with Refco Group, (ii) solicit or hire any of Refco Group's officers, managers, consultants or executives or (iii) solicit any of Refco Group's customers or suppliers or potential or prospective customers or suppliers of whom he was aware prior to or during the term of his employment.

Senior Management Bonus Pool Plan

        The Senior Management Bonus Pool Plan enables participating senior managers to receive bonuses based on Refco Group's performance. If Refco Group's actual EBITDA (subject to specified adjustments) for a fiscal year is between 95% and 105% of the budgeted EBITDA for the year, the bonus pool amount to be divided among all participating senior managers generally will be the greater of 100% of the aggregate base compensation of such senior managers or, subject to the cap described below, 2.1% of our actual EBITDA (subject to specified adjustments). The bonus pool amount will be adjusted if actual EBITDA (subject to specified adjustments) is more than 105% or less than 95% of budgeted EBITDA. The aggregate bonus pool amount to be divided among all participating senior managers in any event cannot be greater than 150% of the aggregate base compensation of such senior managers. For purposes of calculating the bonus pool amount, EBITDA is our consolidated earnings before income taxes, depreciation and amortization. EBITDA is then adjusted to take into account the estimated amount of the bonus pool and add back the management fees payable pursuant to the Management Agreement with THL Managers V, LLC. See "Certain Relationships and Related Transactions—Management Agreement."

Equity Plan

        Upon completion of the offering, we intend to adopt the Refco 2005 Stock Incentive Plan. The Plan is intended to provide incentives that will attract, retain and motivate highly competent persons as officers and employees of, and consultants to, us and our subsidiaries, by providing them with opportunities to acquire shares of stock or to receive monetary payments based on the value of those shares pursuant to the Benefits (defined below).

  Shares Available

        The Plan makes available for Benefits an aggregate of 7,650,000 shares of our common stock, subject to adjustments. During the term of the Plan, the maximum number of shares of common stock with respect to which Benefits may be granted (or measured) to any individual participant may not exceed 1,250,000. Any shares of common stock subject to a Benefit which for any reason is forfeited or cancelled, expires or in the case of a Benefit other than a stock option, is settled in cash, will be deemed not to have been delivered under the Plan. If any stock option is exercised by tendering shares of common stock, either actually or by attestation, to us as full or partial payment in connection with the exercise of a stock option under this Plan, only the number of shares of common stock issued net of the shares of common stock tendered will be deemed delivered for purposes of determining the maximum number of shares of common stock available for delivery under the Plan. Further, shares of common stock delivered under the Plan in settlement, assumption or substitution of outstanding awards (or obligations to grant future awards) under the plans or arrangements of another entity will not reduce the maximum number of shares of common stock available for delivery under the Plan, to the extent that such settlement, assumption or substitution is as a result of us or one of our subsidiaries or affiliates acquiring another entity (or an interest in another entity).

  Administration

        The Plan provides for administration by a committee or committees of the Board of Directors or a subcommittee of a committee of the Board (the "committee"), which will be comprised, unless otherwise determined by the Board, solely of not less than two members who shall be (i) "Non-Employee Directors" within the meaning of Rule 16b-3(b)(3) (or any successor rule) promulgated under the Securities Exchange Act of 1934, as amended, and (ii) "outside directors" within the meaning of Treasury Regulation § 1.162-27(e)(3) under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The committee is authorized, subject to the provisions of the Plan, to make such determinations and interpretations and to take such action in connection with the Plan and any Benefits granted as it deems necessary or advisable. Thus, among the committee's powers are the authority to select the directors, officers and employees of us and our subsidiaries to receive Benefits, and to determine the form, amount and other terms and conditions of Benefits. The committee also has the power to modify or waive restrictions on Benefits, to amend Benefits, to grant extensions and accelerations of Benefits, and to determine the extent to which any Benefit under the Plan is required to comply, or not comply, with Section 409A of the Code.

  Eligibility for Participation

        Officers and key employees of, and consultants to, us or any of our subsidiaries are eligible to participate in the Plan. The selection of participants is within the sole discretion of the committee.

  Types of Benefits

        The Plan provides for the grant of any or all of the following types of benefits: (1) stock options, including incentive stock options and non-qualified stock options; (2) stock appreciation rights; (3) stock awards; (4) performance awards; and (5) stock units (collectively, "Benefits"). Benefits may be granted singly or in combination as determined by the committee. Stock awards, performance awards and stock units may, as determined by the committee in its discretion, constitute Performance- Based Awards, as described below.

        Under the Plan, the committee may grant awards in the form of options to purchase shares of common stock. Options may either be incentive stock options, qualifying for special tax treatment, or non-qualified options. The committee will, with regard to each stock option, determine the number of shares subject to the option, the manner and time of the option's exercise (but in no event later than ten years after the date of grant) and vesting, and the exercise price per share of stock subject to the option; however, the exercise price will not be less than 100% of the "Fair Market Value" of the common stock on the date the stock option is granted with respect to incentive stock options. For purposes of the Plan, "Fair Market Value" means the closing price of common stock on the date of calculation (or on the last preceding trading date if common stock was not traded on such date) if the common stock is readily tradeable on a national securities exchange or other market system, and if the common stock is not readily tradeable, Fair Market Value means the amount determined in good faith by the committee as the fair market value of the common stock.

        The Plan authorizes the committee to grant stock appreciation rights ("SARs"). An SAR is a right to receive a payment, in cash, common stock, or a combination thereof, equal to the excess of (x) the Fair Market Value, or other specified valuation, of a specified number of shares of common stock on the date the right is exercised over (y) the Fair Market Value, or other specified valuation (which will not be less than Fair Market Value), of such shares of common stock on the date the right is granted all as determined by the committee. Each SAR will be subject to such terms and conditions as that committee will impose from time to time.

        The committee may, in its discretion, grant stock awards or stock units to participants. Such grants may be subject to such terms and conditions as the committee determines appropriate. The committee, in its discretion, may grant performance awards which may take the form of shares of common stock or stock units, or any combination thereof and which may constitute Performance-Based Awards. Such performance awards will be contingent upon the attainment over a period to be determined by the committee of certain performance targets. The length of the performance period, the performance targets to be achieved and the measure of whether and to what degree such targets have been achieved will be determined by the committee.

  Performance-Based Awards

        Certain Benefits granted under the Plan may be granted in a manner such that the Benefit qualifies for the performance-based compensation exemption to Section 162(m) of the Code ("Performance-Based Awards"). As determined by the committee in its sole discretion, either the granting or vesting of such Performance-Based Awards will be based on achievement of hurdle rates and/or growth rates in one or more business criteria that apply to the individual participant, one or more geographic or business segments, or one or more of our business units or our company as a whole. The business criteria shall be as follows, individually or in combination: (i) net earnings; (ii) earnings per share; (iii) net sales; (iv) market share; (v) net operating profit; (vi) expense targets; (vii) working capital targets relating to inventory and/or accounts receivable; (viii) operating margin; (ix) return on equity; (x) return on assets; (xi) planning accuracy (as measured by comparing planned results to actual results); (xii) market price per share; (xiii) gross margin; and (xiv) total return to stockholders. In addition, Performance-Based Awards may include comparisons to the performance of other companies or to market indices, such performance to be measured by one or more of the foregoing business criteria. The measurement of performance against goals may exclude the impact of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles as identified in the financial statements, notes to the financial statements or management's discussion and analysis.

  Other Terms of Benefits

        The Plan provides that Benefits shall not be transferable other than by will or the laws of descent and distribution. The committee shall determine the treatment to be afforded to a participant in the event of termination of employment for any reason including death, disability or retirement. Notwithstanding the foregoing, other than with respect to incentive stock options, the committee may permit the transferability of an award by a participant to members of the participant's immediate family or trusts for the benefit of such persons or partnerships, corporations, limited liability companies or other entities owned solely by such persons, including trusts for such persons, subject to any restriction included in the award of the Benefit.

        Upon the grant of any Benefit under the Plan, the committee may, by way of an agreement with the participant, establish such other terms, conditions, restrictions and/or limitations covering the grant of the Benefit as are not inconsistent with the Plan. No Benefit shall be granted under the Plan more than ten years after the effective date. The committee reserves the right to amend, suspend or terminate the Plan at any time, subject to the rights of participants with respect to any outstanding Benefits. No amendment of the Plan may be made without approval of our stockholders if the amendment will: (i) increase the aggregate number of shares of common stock which may be issued under the Plan; (ii) increase the maximum number of shares with respect to Benefits that may be granted to any individual under the Plan; (iii) change the types of business criteria on which Performance-Based Awards are to be based under the Plan; or (iv) modify the requirements as to eligibility for participation in the Plan.

        The Plan contains provisions for equitable adjustment of Benefits in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock spilt, reverse stock split, split up, spinoff, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution or any extraordinary dividend or distribution of cash or other assets (other than normal cash dividends) to our stockholders. The Plan contains provisions for the acceleration of exercisability or vesting of Benefits in the event of a change in control, including the cash settlement of such Benefits.

  Certain Federal Income Tax Consequences

        The statements in the following paragraphs of the principal federal income tax consequences of stock options under the Plan are based on statutory authority and judicial and administrative interpretations, as of the date of this filing, which are subject to change at any time (possibly with retroactive effect). The law is technical and complex, and the discussion below represents only a general summary.

        Incentive Stock Options.    Incentive stock options ("ISOs") granted under the Plan are intended to meet the definitional requirements of Section 422(b) of the Code for "incentive stock options."

        An employee who receives an ISO does not recognize any taxable income upon the grant of such ISO. Similarly, the exercise of an ISO generally does not give rise to federal income tax to the employee, provided that (i) the federal "alternative minimum tax," which depends on the employee's particular tax situation, does not apply and (ii) the employee is employed by us from the date of grant of the option until three months prior to the exercise thereof, except where such employment terminates by reason of disability (where the three month period is extended to one year) or death (where this requirement does not apply). If an employee exercises an ISO, after these requisite periods, the ISO will be treated as an NSO (as defined below) and will be subject to the rules set forth below under the caption "Non-Qualified Stock Options."

        Further, if after exercising an ISO, an employee disposes of the common stock so acquired more than two years from the date of grant and more than one year from the date of transfer of the common stock pursuant to the exercise of such ISO (the "applicable holding period"), the employee will generally recognize a long-term capital gain or loss equal to the difference, if any, between the amount received for the shares and the exercise price. If, however, an employee does not hold the shares so acquired for the applicable holding period—thereby making a "disqualifying disposition"—the employee would recognize ordinary income equal to the excess of the fair market value of the shares at the time the ISO was exercised over the exercise price and the balance, if any, would be long-term capital gain (provided the holding period for the shares exceeded one year and the employee held such shares as a capital asset at such time). If the disqualifying disposition is a sale or exchange that would permit a loss to be recognized under the Code (were a loss in fact to be realized), and the sales proceeds are less than the fair market value of the shares on the date of exercise, the employee's ordinary income therefrom would be limited to the gain (if any) realized on the sale.

        The Company will not be allowed a federal income tax deduction upon the grant or exercise of an ISO or the disposition, after the applicable holding period, of the common stock acquired upon exercise of an ISO. In the event of a disqualifying disposition, the Company generally will be entitled to a deduction in an amount equal to the ordinary income included by the employee.

        Non-Qualified Stock Options.    Non-qualified stock options ("NSOs") granted under the Plan are options that do not qualify as ISOs. An employee who receives an NSO will not recognize any taxable income upon the grant of such NSO. However, the employee generally will recognize ordinary income upon exercise of an NSO in an amount equal to the excess of the fair market value of the shares of common stock at the time of exercise over the exercise price.

        The ordinary income recognized with respect to the receipt of shares upon exercise of an NSO will be subject to both wage withholding and other employment taxes.

        A federal income tax deduction generally will be allowed to us in an amount equal to the ordinary income included by the individual with respect to his or her NSO.

        Certain Limitations on Deductibility of Executive Compensation.    We believe that stock options granted under the Plan should qualify for the performance-based compensation exception to Section 162(m).

        Change in Control.    In general, if the total amount of payments to an individual that are contingent upon a change of control (within the meaning of Section 280G of the Code), including payments under the Plan that vest upon a change in control, equals or exceeds three times the individual's "base amount" (generally, such individual's average annual compensation for the five calendar years preceding the change of control), then, subject to certain exceptions, the portion of such payments in excess of the base amount may be treated as "parachute payments" under the Code, in which case a portion of such payments would be non-deductible to us and the individual would be subject to a 20% excise tax on such portion of the payments.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our outstanding equity securities before and after the completion of this offering, as adjusted to reflect the Reincorporation, by:

  •
  each person or entity known to beneficially own more than 5% of our outstanding common stock;

  •
  each of our directors and executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each of our stockholders who are selling shares in this offering.

        Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options and warrants that are exercisable within 60 days of the date of this offering. Common stock subject to these options or warrants is deemed to be outstanding for the purpose of computing the ownership percentage of the person holding such options or warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. As of the date of this prospectus, after giving effect to the Reincorporation, there would have been 115,000,000 shares of common stock outstanding held by 41 holders of record, and after giving effect to this offering, there would have been 127,500,000 shares of common stock outstanding.

        We have granted the underwriters a 30-day option to purchase up to 3,750,000 additional shares of common stock from us. Any proceeds from the exercise of the underwriters' over-allotment option will be used to pay a dividend to our stockholders of record prior to this offering. Investors in this offering will not receive any portion of the dividend.

        Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each executive officer and director listed below is c/o Refco Inc., One World Financial Center, 200 Liberty Street, Tower A, New York, New York 10281.

	Number of Shares Beneficially Owned			Percent of Shares Beneficially Owned
			Number of Shares to be Sold in Offering
Name and Address	Before Offering	After Offering		Before Offering	After Offering
	(in thousands)
5% and Selling Stockholders:
Refco Group Holdings, Inc.(1)(11)	48,483	43,108	5,375	42.2%	33.8%
Thomas H. Lee Equity Fund V, L.P.(2)(11)	44,420	39,417	5,003	38.6%	30.9%
Thomas H. Lee Parallel Fund V, L.P.(2)(11)	11,525	10,227	1,298	10.0%	8.0%
Thomas H. Lee Equity (Cayman) Fund V, L.P.(2)(11)	612	543	69	*	*
Thomas H. Lee Investors Limited Partnership(2)(11)	73	65	8	*	*
U.S. Bank N.A., as trustee under the 1997 Thomas H. Lee Nominee Trust(2)(11)	106	94	12	*	*
Putnam Investments Holdings, LLC(3)	347	308	39	*	*
Putnam Investments Employees' Securities Company I, LLC(3)	298	265	34	*	*
Putnam Investments Employees' Securities Company II, LLC(3)	266	236	30	*	*

JPMorgan Chase Bank, as Trustee for First Plaza Group Trust(4)(11)	798	709	90	*	*
Performance Co-Investment Fund I, L.P.(4)(11)	1,073	952	121	*	*
Auda Refco Ltd.(5)	493	438	56	*	*
Auda Partners L.P.(5)	131	116	15	*	*
New York State Retirement Co-Investment Fund L.P.(6)	1,248	1,107	141	1.1%	*
CSFB Fund Co-Investment Program, L.P.(7)(11)	624	554	70	*	*
Partners Group Private Equity Performance Holding Limited(8)	374	332	42	*	*
Vega Invest (Guernsey) Limited(8)	187	166	21	*	*
Pearl Holding Limited(8)	561	498	63	*	*
Credit Suisse Anlagestiftung(8)	125	111	14	*	*
Executive Officers and Directors:
Phillip R. Bennett(9)	48,483	43,108	5,375	42.2%	33.8%
Gerald M. Sherer	435	435		*	*
William M. Sexton	567	567		*	*
Joseph J. Murphy	505	505		*	*
Santo C. Maggio	474	474		*	*
Dennis A. Klejna	246	246		*	*
Leo R. Breitman	13	13		*	*
Nathan Gantcher	13	13		*	*
David V. Harkins(10)	56,558	50,188		49.2%	39.4%
Scott L. Jaeckel(10)	56,558	50,188		49.2%	39.4%
Thomas H. Lee(10)	56,558	50,188		49.2%	39.4%
Ronald L. O'Kelley	13	13		*	*
Scott A. Schoen(10)	56,558	50,188		49.2%	39.4%
All directors and executive officers as a group (13 persons)	107,306	95,561		93.3%	74.9%

*
Represents less than 1%

(1)
The address for Refco Group Holdings, Inc. is One World Financial Center, 200 Liberty Street, Tower A, New York, New York 10281.

(2)
Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P. and Thomas H. Lee Equity (Cayman) Fund V, L.P. (the "THLee Funds") are Delaware limited partnerships, whose general partner is THL Equity Advisors V, LLC, a Delaware limited liability company. Thomas H. Lee Advisors, LLC, a Delaware limited liability company, is the general partner of Thomas H. Lee Partners, L.P., a Delaware limited partnership, which is the sole member of THL Equity Advisors V, LLC. Thomas H. Lee Investors Limited Partnership (f/k/a THL-CCI Limited Partnership) is a Massachusetts limited partnership, whose general partner is THL Investment Management Corp., a Massachusetts corporation. Thomas H. Lee is the sole stockholder and sole director of THL Investment Management Corp. and disclaims beneficial ownership of any securities held by such entity. The 1997 Thomas H. Lee Nominee Trust is a trust with US Bank, N.A. serving as Trustee. Thomas H. Lee, a Managing Director of Thomas H. Lee Advisors, LLC, has voting and investment control over common shares owned of record by the 1997 Thomas H. Lee Nominee Trust. The address for all such entities and Thomas H. Lee is 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

(3)
Putnam Investments Holdings LLC, Putnam Investments Employees' Securities Company I, LLC and Putnam Investments Employees' Securities Company II, LLC are entities that co-invest with the THLee Funds, and each disclaims beneficial ownership of any securities other than the securities held directly by such entity. The address for the Putnam entities is One Post Office Square, Boston, Massachusetts 02109.

(4)
First Plaza Group Trust ("First Plaza") and Performance Co-Investment Fund I, L.P ("PCF", f/k/a GM Capital Partners I, L.P.) may be deemed affiliates of Performance Equity Associates ("PEA"). PEA owns 51% of Performance Equity Management, LLC ("PEM"). First Plaza Group Trust is a New York trust containing assets of certain employee benefit plans of General Motors ("GM"), its subsidiaries and unrelated employers. General Motors Investment Management Corporation ("GMIMCo"), an indirect wholly-owned subsidiary of GM and 49% owner of PEM, is investment manager to First Plaza. Pursuant to a Subadvisory Agreement, GMIMCo has delegated management of certain assets of First Plaza to PEM, including the assets of First Plaza invested in Refco Inc. The shares held by PCF may be deemed to be owned beneficially by PEM. A series of PEM serves as the general partner of PCF. Each of PEM and GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. PEM's principal business is, through its series, serving as general partner of certain private funds. PEM and PEA, as the controlling entity of PEM, have the power to direct the voting and disposition with respect to shares of PCF. GMIMCo, in its capacity as a fiduciary to the pension plans in First Plaza Group Trust, has the power to direct the trustee as to the voting and disposition of First Plaza Group Trust's shares. Because of the First Plaza Group Trust trustee's limited role, beneficial ownership of the shares by the trustee is disclaimed. The principal address of PEM and PEA is 2 Pickwick Plaza, Suite 310, Greenwich, Connecticut 06830. The principal address of First Plaza and GMIMCo is 767 Fifth Avenue, New York, New York 10153.

(5)
Auda Partners LLC is the general partner of Auda Partners L.P. and the managing limited partner of Auda Partners Beteiligungen GmbH & Co. KG, the sole stockholder of Auda Refco Ltd. The address for Auda Refco Ltd. and Auda Partners L.P. is 745 Fifth Avenue, 29th Floor, New York, New York 10151.

(6)
New York State Retirement Co-Investment Fund, L.P. is a Delaware limited partnership, whose general partner is PCG NYS Investments LLC, a Delaware limited liability company. PCG NYS Investments LLC is wholly owned by Pacific Corporate Group LLC, a Delaware limited liability company. Pacific Corporate Group LLC is wholly owned by Pacific Corporate Group Holdings, LLC, a Delaware limited liability company. Each of PCG NYS Investments LLC, Pacific Corporate Group LLC and Pacific Corporate Group Holdings, LLC disclaims beneficial ownership of any securities. The address for the New York State Retirement Co-Investment Fund, L.P. is 1200 Prospect, Suite 200, La Jolla, California 92037.

(7)
The address for CSFB Fund Co-Investment Program, L.P. is Eleven Madison Avenue, New York, New York 10011.

(8)
Credit Suisse Anlagestiftung, a Swiss investment foundation whose address is Zugerstrasse 57, 6341 Baar-Zug, Switzerland. Pearl Holding Limited, Vega Invest (Guernsey) Limited, and Partners Group Private Equity Performance Holding Limited are Guernsey companies with the following address: Elizabeth House, St Peter Port, Guernsey, GY1 6BD.

(9)
Represents shares held by Phillip Bennett directly and indirectly through each of Refco Group Holdings, Inc. and The Phillip R. Bennett Three Year Annuity Trust.

(10)
Thomas H. Lee is the Chairman and CEO of Thomas H. Lee Partners, L.P. David V. Harkins, Scott L. Jaeckel and Scott A. Schoen serve as Vice Chairman and Managing Director, Managing Director and Co-President, respectively, of Thomas H. Lee Partners, L.P.  Each of Messrs. Lee, Harkins, Jaeckel and Schoen may be deemed to beneficially own the shares of common stock held of record by Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P. and Thomas H. Lee Equity (Cayman) Fund V, L.P. Each of these individuals disclaims beneficial ownership of such shares of common stock except to the extent of their pecuniary interest therein.

(11)
This selling stockholder is the affiliate of a registered broker-dealer. Each such selling stockholder purchased the securities held by such selling stockholder in the ordinary course of business and at the time of purchase, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Reincorporation

        Prior to this offering, we conducted our business through Refco Group and its direct subsidiaries. Immediately prior to the effectivenss of the registration statement of which this prospectus is part, Refco Inc., a newly formed Delaware corporation that will be a direct, wholly owned subsidiary of New Refco and following the Reincorporation will act as a holding company for our business, will enter into the following transactions:

  •
  THL Refco GP LLC, which (together with THL Refco Blocker Corp., THL Refco Blocker Corp. II and THL Refco Blocker Corp. III, respectively) is a general partner in each of THL Refco Acquisition Partners, THL Refco Acquisition Partners II and THL Refco Acquisition Partners III, will assign its general partnership interest in such partnerships to Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P. and Thomas H. Lee Equity (Cayman) Fund V, L.P., the sole stockholders of THL Refco Blocker Corp., THL Refco Blocker Corp. II and THL Refco Blocker Corp. III, respectively;

  •
  Each of Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P. and Thomas H. Lee Equity (Cayman) Fund V, L.P. will assign the partnership interests in THL Refco Acquisition Partners, THL Refco Acquisition Partners II and THL Refco Acquisition Partners III, respectively, previously assigned to it, to THL Refco Blocker Corp., THL Refco Blocker Corp. II and THL Refco Blocker Corp. III, as applicable, leaving such entities as the sole holders of economic interests in THL Refco Acquisition Partners, THL Refco Acquisition Partners II and THL Refco Acquisition Partners III, respectively, and such entities will then, together with THL Refco GP LLC, act to dissolve the partnerships;

  •
  Each of THL Refco Blocker Corp., THL Refco Blocker Corp. II and THL Refco Blocker Corp. III (each of which, as a result of the actions set forth above, will be a direct holder of Class A member interests in New Refco) will merge with and into Refco Inc., with Refco Inc. as the surviving entity, and pursuant to such merger, Refco Inc. will issue an aggregate of 56,557,537 shares of its common stock in exchange for all of the common and preferred stock of such entities (which common and preferred stock will be distributed to three affiliates of Thomas H. Lee Partners, L.P.);

  •
  Each of PG Direct Invest No. 10, Inc. and GM Refco II Corp. will merge with and into Refco Inc., with Refco Inc. as the surviving entity, and pursuant to such mergers, Refco Inc. will issue an aggregate of 2,320,750 shares of its common stock in exchange for all of the common and preferred stock of such entities;

  •
  Each of the other affiliates and co-investors of Thomas H. Lee Partners, L.P. holding Class A member interests in New Refco will contribute all of its Class A member interests in New Refco to Refco Inc. in exchange for an aggregate of 4,384,875 shares of its common stock;

  •
  Refco Group Holdings, Inc., which is wholly-owned by Phillip Bennett, our President and Chief Executive Officer, will contribute all of its Class A member interests in New Refco to Refco Inc. in exchange for 28,593,058 shares of its common stock;

  •
  The Phillip R. Bennett Three Year Annuity Trust, in respect of which Phillip Bennett, our President and Chief Executive Officer, is both Trustee and Beneficiary, will contribute all of its respective Class A member interests in New Refco to Refco Inc. in exchange for 19,131,784 shares of its common stock;

  •
  Our officers who hold Class A member interests in New Refco will contribute all of their Class A member interests in New Refco to Refco Inc. in exchange for an aggregate of 243,299 shares of its common stock;

  •
  Our officers, directors and employees who hold Class B member interests in New Refco will contribute all of their Class B member interests in New Refco to Refco Inc. in exchange for an aggregate of 3,768,697 shares of its common stock, which shares shall be subject to vesting; and

  •
  New Refco will assign the nominal number of shares of common stock of Refco Inc. held by it back to Refco Inc. for no consideration.

        Our ownership and corporate structure immediately following the Reincorporation and this offering are set forth in the following chart:

(1)
Ownership by Phillip R. Bennett, which constitutes 33.8% of our outstanding common stock following the offering, represents direct ownership and indirect ownership through each of Refco Group Holdings, Inc. and The Phillip R. Bennett Three Year Annuity Trust.

(2)
Undrawn as of May 31, 2005.

(3)
We intend to use a portion of the net proceeds of this offering to redeem $210.0 million aggregate principal amount of the outstanding senior subordinated notes due 2012. In connection with the redemption, we expect to recognize a loss for the write-off of deferred financing costs of $7.4 million and a loss of $18.9 million for the prepayment penalty.

        As a result of these transactions, Refco Inc. will own all of the outstanding member interests of New Refco. Refco Inc. is a Delaware "C" corporation, and as such is subject to federal and state income taxes. Our previous holding company, New Refco, is a limited liability company not subject to federal or state income taxes, and as such, the historical financial data included in this prospectus do not reflect what our financial position and results of operations would have been had we been a taxable corporation. We expect to record a net deferred tax asset and a corresponding credit to our provision for income taxes of approximately $120.2 million immediately before the effectiveness of the registration statement of which this prospectus is a part. This deferred tax asset primarily results from the excess of the tax basis over the book basis of certain of our intangible assets. We expect to realize future reductions in our current tax expense as these intangibles are amortized and deducted from taxable income on our tax returns. Prior to the closing of this offering, New Refco intends to make a cash distribution of approximately $27.9 million to the members of New Refco to enable them to meet their estimated income tax obligations for the period from January 1, 2005 to the date of the Reincorporation. The amount of this distribution will be based on New Refco's estimated net taxable income from January 1, 2005 to the date of the Reincorporation. Purchasers of shares in the offering will not receive this distribution. Prior to the closing of this offering, Refco Group Holdings, Inc. will make a cash contribution of approximately $21.7 million to New Refco, which amount is equal to the amount of tax distributions that Refco Group Holdings, Inc. received from New Refco in excess of its pro rata share of all tax distributions made to members of New Refco prior to the offering.

        Any proceeds from the exercise of the underwriters' option to purchase an additional 3,750,000 shares from us in the offering will be used to fund the payment of a dividend to our stockholders of record prior to the offering. Investors in the offering will not receive any portion of such dividend.

The Equity Purchase and Contribution Agreement

        On June 8, 2004, THL Refco Acquisition Partners entered into an equity purchase and merger agreement with Refco Group, Refco Group Holdings, Inc. and other parties named therein, which was amended on July 9, 2004 to, among other things, add New Refco as a party and modify the structure of the transactions contemplated by the agreement. The Purchase Agreement provided for a series of transactions that resulted in New Refco becoming Refco Group's parent and THL Refco Acquisition Partners and its affiliates and co-investors owning an approximate 57% interest in New Refco, based on a valuation of New Refco of approximately $2.3 billion.

        Upon consummation of the transactions contemplated by the Purchase Agreement, the following transactions occurred:

  •
  THL Refco Acquisition Partners and its affiliates and co-investors purchased a portion of the voting membership interests in Refco Group then held by Refco Group Holdings, Inc., one of two holders of Refco Group's membership interests at that time, for an amount of cash equal to $507.0 million;

  •
  BAWAG Overseas, Inc., the other holder of Refco Group's membership interests at that time, merged with and into a wholly owned subsidiary of Refco Group Holdings, Inc., and all of the membership interests acquired in the merger were distributed as a dividend to Refco Group Holdings, Inc.;

  •
  Refco Group distributed $550.0 million in cash as well as all of the equity interests in Forstmann-Leff International Associates, LLC, which at that time owned substantially all the assets of Refco Group's Asset Management business, to Refco Group Holdings, Inc., an entity that was then owned by Tone Grant and Phillip Bennett and that is now wholly owned by Phillip Bennett;

  •
  each outstanding membership interest of Refco Group acquired by Refco Group Holdings, Inc., in connection with the merger of BAWAG Overseas, Inc. with and into a wholly owned subsidiary of Refco Group Holdings, Inc., was exchanged for one Class A Unit of New Refco;

  •
  each outstanding voting membership interest of Refco Group held by Refco Group Holdings, Inc., in connection with its rollover equity investment, was exchanged for one Class A Unit of New Refco;

  •
  each outstanding voting membership interest held by Refco Group Holdings, Inc. that was not exchanged for a Class A Unit (as described above) was converted into the right to receive cash equal to the quotient determined by dividing approximately $2.3 billion (subject to certain adjustments), by the total number of Refco Group's membership interests outstanding immediately prior to the effective time of the contribution;

  •
  each membership interest of Refco Group purchased by THL Refco Acquisition Partners and its affiliates and co-investors was exchanged for one Class A Unit of New Refco; and

  •
  Refco Finance Holdings LLC, a co-issuer with Refco Finance Inc. of our senior subordinated notes, merged with and into Refco Group, with Refco Group as the surviving entity.

        Upon consummation of the THL Transactions, THL Refco Acquisition Partners and its affiliates and co-investors owned 57% of the equity interests of New Refco, and Phillip R. Bennett, our President and Chief Executive Officer, through his wholly-owned subsidiary, Refco Group Holdings, Inc., owned approximately 43% of the equity interests of New Refco.

        In connection with the THL Transactions, Refco Group Holdings, Inc. agreed to reimburse THL Refco Acquisition Partners and its assignees for certain tax benefits received by Refco Group Holdings, Inc. related to the acquisition of membership interests in Refco Group held by BAWAG Overseas, Inc. In March 2005, Refco Group Holdings, Inc. paid THL Refco Acquisition Partners approximately $2.2 million pursuant to the agreement. No further payments will accrue under the agreement upon completion of this offering.

        Our ownership and corporate structure immediately following the THL Transactions are set forth in the following chart:

Limited Liability Company Agreement of New Refco

        The amended and restated limited liability company agreement of New Refco authorized New Refco to issue Class A and Class B units. The Class A and Class B units generally have identical rights and preferences, except that the Class B Units are nonvoting and have different rights as to certain distributions. Prior to the consummation of this offering, our officers, directors and employees who hold Class B Units will contribute all of their Class B Units in New Refco to Refco Inc. in exchange for an aggregate of 3,768,697 shares of its common stock, which shares shall be subject to vesting.

        A board of managers has the exclusive authority to manage and control New Refco's business and affairs. The board of managers' composition is determined in accordance with the provisions of the securityholders agreement described below.

Securityholders Agreement

        Pursuant to the securityholders agreement entered into in connection with the THL Transactions, units of New Refco that are beneficially owned by Refco Group Holdings, Inc., THL Refco Acquisition Partners or any of its affiliates or any limited partners of them so long as THL Refco Acquisition Partners or any of its affiliates maintains voting control over the units held, (collectively, the "THL Holders"), the executive investors and certain of New Refco's other employees and employees of New Refco's subsidiaries, are subject to voting requirements with respect to the board of managers, restrictions on transfer and certain preemptive, registration and call rights.

        The securityholders agreement will be amended and restated in connection with this offering and will provide for, among other things:

  (1)
  the right of Refco Group Holdings, Inc. and THL to nominate six members of our board of directors. Of the eight members of our board, Refco Group Holdings, Inc. has the right to nominate two directors, one of whom will be Phillip Bennett, our President and Chief Executive Officer, provided that he is willing and able to serve; THL or their designees will have the right to nominate three directors (the "THL Directors"); and Refco Group Holdings, Inc. and THL together will have the right to nominate one director who will be independent. The securityholders will agree to vote their shares in favor of each such nominated director;

  (2)
  in the event that THL transfers any of its common stock to a third party, THL may, if it so elects, permit the transferee to have the right to nominate a number of THL Directors in proportion to the number of shares so transferred, provided that the transferee executes and agrees to be bound by and subject to the amended and restated securityholders agreement;

  (3)
  in the event that we cease to be a "controlled company" within the meaning of the NYSE corporate governance standards, the rights described in numbers (1) and (2) above will cease to apply;

  (4)
  the ability, subject to limitations, of each of Refco Group Holdings, Inc., THL, The Phillip R. Bennett Three Year Annuity Trust and limited partners of THL and the affiliates of those limited partners (each, an "Investor") to "tag along" their shares of our common stock to sales by any other Investor; and

  (5)
  registration rights, which will generally require us to register shares of our common stock held by the stockholders party to the amended and restated securityholders agreement under the Securities Act.

Management Agreement

        Pursuant to the management agreement entered into in connection with the THL Transactions, THL Managers V, LLC will render to New Refco and each of its subsidiaries advisory and consulting services. In consideration of those services, either New Refco or Refco Group will pay to THL Managers V, LLC semi-annually, an aggregate per annum management fee equal to the greater of:

  •
  $2.5 million; and

  •
  an amount equal to 1.0% of the consolidated earnings before interest, taxes, depreciation and amortization of New Refco and its subsidiaries for such fiscal year, but before deduction of any such fee.

        New Refco also paid THL Managers V, LLC at the closing of the THL Transactions a transaction advisory fee of $30.0 million.

        New Refco also agreed to indemnify THL Managers V, LLC and its affiliates from and against all losses, claims, damages and liabilities arising out of or related to the performance by THL Managers V, LLC of the services pursuant to the management agreement. Upon the consummation of this offering, THL Managers V, LLC intends to terminate the agreement pursuant to its terms, which will require New Refco to make a final payment of $13.0 million to THL Managers V, LLC.

Restricted Unit Agreements

        In connection with the THL Transactions, members of senior management were granted Class B Units of New Refco pursuant to restricted unit agreements entered into on the closing date of the THL Transactions. Phillip Bennett, Joseph Murphy, William Sexton, Santo Maggio, Robert Trosten and Dennis Klejna were granted approximately 1,203,365, 701,963, 701,963, 701,963 and 350,981 Class B Units, respectively. Upon Mr. Trosten's resignation, his Class B Units were forfeited and returned to New Refco.

        On October 31, 2004, New Refco declared a 202,551.721-for-one split of its Class A and Class B Units (the "Unit Split"). New Refco also granted an aggregate of 1,818,655.1 Class B Units to certain employees of Refco Group and its subsidiaries. In November 2004, New Refco granted an aggregate of 60,000 Class B Units to Messrs. Breitman, Gantcher and O'Kelley who are members of its board of managers. On December 6, 2004, New Refco granted 690,000 Class B Units to Gerald Sherer, our Executive Vice President and Chief Financial Officer.

        The Class B Units granted to management and employees are subject to vesting requirements under restricted unit agreements as follows:

  •
  50% of the Class B Units will vest based on time, with 25% of these units vesting on each of February 28, 2005, February 28, 2006, February 28, 2007 and February 29, 2008.

  •
  The remaining 50% of the Class B Units will vest based upon New Refco's achievement of certain EBITDA targets. Any performance-based units that do not vest based on performance will vest in full on the 8th anniversary of issuance, provided that the employee has maintained continuous employment with New Refco or its subsidiaries.

        The Class B Units granted to the members of New Refco's board of managers vest ratably on each of February 28, 2005, February 28, 2006, February 28, 2007 and February 29, 2008.

        Vesting of all units is subject to acceleration upon a change of control. Upon the termination of a holder, unvested Class B Units are forfeited to New Refco and vested Class B Units may be repurchased by New Refco at fair market value.

        In connection with the formation of Refco Inc., holders of Class B Units will contribute their Class B Units to Refco Inc. in exchange for the number of shares of its common stock that its Board of Directors determines in good faith to have a fair value at least equal to the fair value of the Class B Units being exchanged. Following the exchange, the current vesting schedule will continue to apply to the shares of common stock received in the exchange.

Escrow Agreement

        Pursuant to the escrow agreement entered into in connection with the THL Transactions, New Refco and THL Refco Acquisition Partners delivered approximately $36.4 million of the purchase price at the closing to HSBC Bank USA, as escrow agent, to satisfy any earn-out amounts that are to be paid by New Refco after the closing of the THL Transactions. The escrowed funds were separated into six separate escrow accounts, each representing a separate earn-out amount.

        If an earn-out payment is due by New Refco, the escrow agent will release a portion of the funds from the earn-out account designated on written instructions given by New Refco's chief executive officer. If the escrowed amount in a given earn-out account exceeds the amount of all obligations with respect to a particular earn-out account, then the escrow agent will release the amount of any excess to Refco Group Holdings, Inc. upon joint written instructions signed by the chief executive officer, THL Refco Acquisition Partners and Refco Group Holdings, Inc. If the earn-out amount to be distributed by New Refco exceeds the escrowed amount in the designated earn-out account, then Refco Group Holdings, Inc. will be liable for the deficiency.

        In November 2004, pursuant to the procedures set forth in the escrow agreement, approximately $22.8 million of escrowed funds were paid to Refco Group with respect to MacFutures Ltd. The balance of the $25.0 million originally designated for the MacFutures escrow account was remitted to Refco Group Holdings, Inc. No other amounts have been paid under the escrow agreement.

Management Investment

        In connection with the THL Transactions, Phillip Bennett, through his continuing ownership interest in Refco Group Holdings, Inc., rolled over an approximate $382.5 million equity investment into the common equity interests of New Refco. Upon consummation of this offering, Mr. Bennett will beneficially own approximately 33.8% of our common stock. Messrs. Sexton, Murphy, Maggio and Klejna made investments of $1.0 million, $500,000, $250,000 and $200,000, respectively, in the common equity interests of New Refco in connection with the THL Transactions.

Profit Sharing Agreement

        Prior to the consummation of the THL Transactions, Refco Group Holdings, Inc., which is wholly owned by Phillip Bennett, our President and Chief Executive Officer who beneficially owns an approximate 43% interest in New Refco through Refco Group Holdings, Inc. and The Phillip R. Bennett Three Year Annuity Trust, was part of a profit sharing agreement with Joseph J. Murphy, our Executive Vice President and the President and Chief Executive Officer of Refco Global Futures, LLC; William M. Sexton, our Executive Vice President and Chief Operating Officer; Santo C. Maggio, our Executive Vice President and Chief Executive Officer of Refco Securities, LLC; and Dennis A. Klejna, our Executive Vice President and General Counsel. Upon consummation of the THL Transactions, Refco Group Holdings, Inc. acquired the interests in the profit sharing agreement held by Messrs. Murphy, Sexton, Maggio and Klejna for approximately $13.7 million, $9.0 million, $8.4 million and $6.5 million, respectively. Refco Group Holdings, Inc. paid Messrs. Murphy, Sexton, Maggio and Klejna approximately $9.5 million, $7.0 million, $6.0 million and $6.5 million, respectively, on the closing date of the THL Transactions. The outstanding amounts due to Messrs. Murphy, Sexton and Maggio are payable in equal installments from Refco Group Holdings, Inc. on December 31, 2005 and December 31, 2006. These payments will be accelerated upon the consummation of this offering.

Currenex Fees

        Through a joint venture with Putnam Investments, Thomas H. Lee Partners, L.P. has an indirect ownership interest in Currenex, Inc., which is a technology firm that has created an electronic platform for trading currencies. We paid fees of $1.7 million and $0.4 million for the year ended February 28, 2005 and the three months ended May 31, 2005, respectively, to Currenex in connection with the use of its platform.

Refco Alternative Investments Distribution Agreement

        Refco Alternative Investments has an existing arms-length distribution agreement with Tilney Holdings, a subsidiary of Forstmann-Leff International Associates, LLC, whereby Refco Alternative Investments receives an advisory fee from Tilney Holdings for certain of Tilney Holdings' hedge fund products, which are sold through its distribution platform. The advisory fee is based on the volume of the product sold through its distribution platform and for as long as they are managed by Tilney Holdings. The fees received by us from Tilney Holdings are not material.

DESCRIPTION OF CAPITAL STOCK

General

        Upon the Reincorporation and the consummation of this offering, our certificate of incorporation will authorize us to issue 500,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. After giving effect to this offering and the Reincorporation, there will be 127,500,000 shares of common stock and no shares of preferred stock outstanding. The following discussion is a summary of the material provisions of our capital stock, certificate of incorporation and by-laws as will be in effect following the Reincorporation and this offering and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Delaware law.

Common Stock

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of voting shares will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any series of preferred stock that may be outstanding at the time, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. Our ability to declare and pay dividends on our common stock will be restricted by the terms of our senior credit facilities, the indenture governing our senior subordinated notes and various regulatory requirements. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

        Our board of directors will have the authority, subject to any limitations imposed by law or NYSE rules, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series of such preferred stock. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of that series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that those holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. We have no present plan to issue any shares of preferred stock.

Options

        We have no outstanding options.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company, even in those cases where such a transaction may be at a premium to the current market price of our common stock.

        These provisions include:

        Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

        Advance Notice Procedures.    Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of Delaware Law

        Upon consummation of the Reincorporation and this offering, we will elect not to be subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions specified therein, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," including general mergers or consolidations or acquisitions of additional shares of the corporation, for a three-year period following the time that such stockholder became an interested stockholder.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. Although we have elected to opt out of the statute's provisions, we could elect to be subject to Section 203 in the future.

Limitations on Liability and Indemnification of Officers and Directors

        Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law.

Registration Rights

        For a description of the registration rights that will be held by certain of our stockholders following the Reincorporation and this offering, see "Shares Eligible for Future Sale—Registration Rights" and "Certain Relationships and Related Transactions—Securityholders Agreement."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York.

New York Stock Exchange Listing

        We have applied for our common stock to be listed on the NYSE under the symbol "RFX."

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

        In connection with the THL Transactions, Refco Group entered into senior secured credit facilities with Bank of America, N.A., as administrative agent, swingline lender and l/c issuer, Banc of America Securities LLC, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Deutsche Bank Securities Inc. as co-lead arrangers and joint book running managers, Credit Suisse First Boston, acting through its Cayman Islands Branch, as syndication agent, and Deutsche Bank Securities Inc. as documentation agent, and various lenders. The senior credit facilities initially consisted of a $75.0 million revolving credit facility and an $800.0 million term loan facility. In January 2005, we voluntarily prepaid $150.0 million of borrowings under the term loan facility, and available borrowings thereunder were reduced to $648.0 million. On March 15, 2005, Refco Group refinanced and replaced the term loan facility with a new term loan facility providing for borrowings of up to an aggregate principal amount of $648.0 million. Set forth below is a summary of the terms of the senior credit facilities.

        The senior credit facilities provide for aggregate borrowings of up to $723.0 million, including:

  •
  a revolving credit facility of up to $75.0 million in revolving credit loans and letters of credit, none of which has been drawn, and

  •
  a term loan facility of $648.0 million, with an option to increase the aggregate amount of term loans by up to $200.0 million without the consent of any person other than the institutions agreeing to provide all or any portion of such increase and subject to certain closing conditions.

        All revolving loans incurred under the senior credit facilities mature on August 5, 2010. The term loan facility matures on August 5, 2011. As of May 31, 2005, $644.0 million remained outstanding on the term loan (excluding accrued interest) and the revolving credit facility was undrawn.

        The senior credit facilities are secured by, among other things:

  •
  a first priority security interest in substantially all of the assets of Refco Group, New Refco and Refco Group's non-regulated restricted domestic subsidiaries (other than Refco Finance Inc.), including without limitation, all receivables, contracts, contract rights, equipment, intellectual property, inventory and all other tangible and intangible assets, subject to certain customary exceptions;

  •
  a pledge of (i) all of present and future capital stock of each of Refco Group's, New Refco's and each guarantor's direct domestic subsidiaries, including regulated domestic subsidiaries held directly by Refco Group or any guarantor and (ii) 65% of the voting stock of each of Refco Group's and each guarantor's direct foreign subsidiaries; and

  •
  all proceeds and products of the property and assets described above.

        In addition, the senior credit facilities are guaranteed by New Refco and Refco Group's non-regulated restricted domestic subsidiaries.

        Borrowings under the senior credit facilities bear interest at a floating rate, which can be either the Eurodollar rate plus an applicable margin or, at the borrower's option, an alternative base rate (defined as the higher of (x) the Bank of America prime rate and (y) the federal funds effective rate, plus one half percent (.50%) per annum) plus an applicable margin. The applicable margins for Eurodollar rate loans and alternative base loans in respect of the revolving credit facility are subject to adjustment based on Leverage Ratio (as defined), as set forth in the following table:

		Applicable Margin
Pricing Level	Leverage Ratio	Eurodollar Rate	Base Rate
1	>5.00:1	2.75%	1.75%
2	>4.50:1 but ≤5.00:1	2.50%	1.50%
3	>4.00:1 but ≤4.50:1	2.00%	1.00%
4	≤4.00:1	1.75%	0.75%

        The applicable margins under the term loan facility are subject to adjustment based on the debt ratings of the senior credit facilities by S&P and Moody's, as set forth in the following table:

		Applicable Margin
Pricing Level	Criteria	Eurodollar Rate	Base Rate
1	rated at least BB- by S&P and Ba3 by Moody's	1.75%	0.75%
2	rated at least BB- by S&P and B1 by Moody's and Level 1 does not apply	2.00%	1.00%
3	if neither Level 1 nor Level 2 applies	2.25%	1.25%

        The weighted average interest rates per annum in effect as of May 31, 2005 for the term loan facility is 5.03%. The interest rate payable under the senior credit facilities will increase by two percentage points per annum during the continuance of any payment or bankruptcy event of default.

        For Eurodollar rate loans, Refco Group may select interest periods of one, two, three or six months and, to the extent available to all lenders, nine or twelve months. Interest will be payable at the end of the selected interest period, but no less frequently than every three months within the selected interest period.

        The senior credit facilities also require payment of a commitment fee on the difference between committed amounts and amounts actually borrowed under the revolving credit facility. Prior to the maturity date, funds borrowed under the revolving credit facility may be borrowed, repaid and reborrowed, without premium or penalty.

        The term loan facility is subject to amortization in equal quarterly installments of principal as set forth in the table below.

Year	Term Loan Facility
1	$8.0 million
2	$8.0 million
3	$8.0 million
4	$8.0 million
5	$8.0 million
6	$8.0 million
7	$600.0 million

        Voluntary prepayments of principal amounts outstanding under the senior credit facilities are permitted at any time. A 1% prepayment penalty will be assessed to any prepayment of principal made on the term loan facility where (a) such prepayment is made with the proceeds of, or in connection with, a new tranche of senior secured term loans incurred on or before March 15, 2006, (b) such new term loans have an interest rate margin that is less than the applicable rate on the term loan facility, and (c) such new term loans are incurred for the primary purpose of refinancing the term loan facility. Further, if a prepayment of principal is made with respect to a Eurodollar rate loan on a date other than the last day of the applicable interest period, the lenders will require compensation for any funding losses and expenses incurred as a result of the prepayment.

        In addition, mandatory prepayments are required to prepay amounts outstanding under the senior credit facilities in an amount equal to:

  •
  100% of net cash proceeds from certain asset dispositions by New Refco, Refco Group or any of Refco Group's restricted subsidiaries, subject to certain exceptions and reinvestment provisions and limitations on the remittance of funds by our regulated subsidiaries;

  •
  100% of the net cash proceeds from the issuance or incurrence after the closing date of any additional debt by New Refco, Refco Group or any of Refco Group's restricted subsidiaries (excluding certain permitted debt) and subject to limitations on the remittance of funds by Refco Group's regulated subsidiaries;

  •
  50% (which percentage will be reduced upon the achievement of specified performance targets) of the net cash proceeds from the issuance or sale after the closing date of additional equity by New Refco, Refco Group or any of Refco Group's restricted subsidiaries in a public offering or in a private placement underwritten, managed, arranged, placed or initially purchased by an investment bank, excluding proceeds of equity issuances or sales to certain investors, proceeds from this offering (including the proceeds used to redeem our senior subordinated notes) and other customary exceptions and subject to limitations on the remittance of funds by Refco Group's regulated subsidiaries; and

  •
  50% (which percentage will be reduced upon the achievement of specified performance targets) of excess cash flow, as defined in the senior credit facilities, subject to certain limitations on the remittance of funds by Refco Group's regulated subsidiaries.

        The senior credit facilities require compliance with a minimum interest coverage ratio and a maximum leverage ratio (subject to an equity cure in specified instances). In addition, the senior credit facilities contain certain restrictive covenants which, among other things, limit indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements.

        The senior credit facilities contain customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, failure of any material provision of any guaranty or security document supporting the senior credit facilities to be in full force and effect, and a change of control.

Senior Subordinated Notes

        In connection with the THL Transactions, Refco Group, together with Refco Finance Inc. as co-issuer, issued $600.0 million aggregate principal amount of 9% senior subordinated notes. The senior subordinated notes rank equally in right of payment with all of Refco Group's existing and future senior indebtedness and rank senior in right of payment to all Refco Group's existing and future subordinated indebtedness. These notes are not secured, and as such, have no underlying assets to secure the payment of principal or interest. The senior subordinated notes are guaranteed on a senior unsecured basis by Refco Group's non-regulated domestic subsidiaries. The senior subordinated notes mature on August 1, 2012, with interest at a rate of 9% payable semi-annually in arrears on February 1 and August 1, commencing on February 1, 2005.

        The senior subordinated notes may be redeemed at any time, in whole or in part, on or after August 1, 2008 at a redemption price equal to 104.5% of the principal amount of the senior subordinated notes in the first year, declining yearly to par at August 1, 2010, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to August 1, 2007, Refco Group may redeem the senior subordinated notes in the aggregate up to 35% of the original principal amount using the net proceeds of certain equity offerings (including this offering) at a redemption price equal to 109.0% of the principal amount of the senior subordinated notes, plus accrued and unpaid interest, if any, to the date of redemption. The indenture does not contain any mandatory prepayment provisions.

        Upon the occurrence of a change of control, each holder of the senior subordinated notes will have the right to require Refco Group to repurchase that holder's senior subordinated notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

        The indenture governing the senior subordinated notes contains covenants that, among other things, limit the ability of Refco Group and its subsidiaries, subject to certain qualifications and exceptions, to: incur or guarantee additional indebtedness; sell assets; pay dividends and make other equity distributions; purchase or redeem capital stock; make investments; consolidate or merge with or into other companies; and engage in transactions with affiliates.

        The senior subordinated notes contain certain events of default, including failure to pay principal and interest on the notes, failure to comply with covenants, subject to a 60-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to Refco Group or its subsidiary guarantors.

        We intend to apply a portion of the net proceeds of this offering to redeem $210.0 million aggregate principal amount of our senior subordinated notes and to pay the related premium and accrued and unpaid interest thereon to the redemption date. See "Use of Proceeds."

Other Credit Facilities

        Our subsidiary Refco Capital, LLC has a $20.0 million credit facility, pursuant to which Refco Capital, LLC provides financing to fund the margin requirements of certain commercial customers who maintain futures trading accounts with certain of our subsidiaries. Advances under this facility are secured by Refco Capital, LLC's security interest in the customer's rights to payments arising from these accounts. We had no outstanding indebtedness under this facility as of May 31, 2005.

        Refco Securities, LLC has two lines of credit with Euroclear Bank S.A./N.V. in the aggregate amount of $550.0 million for the purpose of settling intra-day transactions and, if necessary, financing positions overnight. As of May 31, 2005, no amounts were outstanding under these facilities.

        Our subsidiaries Refco Singapore Pte. Ltd. and Refco Investment Services Pte Ltd. (Singapore) have facilities to assist with working capital requirements. The aggregate amount available under these facilities is approximately $29.0 million, Refco Group has guaranteed our subsidiaries' obligations under these facilities. We had no outstanding indebtedness under these facilities as of May 31, 2005.

        In addition, several of our subsidiaries have facilities with various financial institutions to, among other things, provide credit support to some of our customers, satisfy minimum exchange and clearing house collateral requirements and provide stock financing in exchange-approved warehouses. The total availability under these facilities is approximately $496.2 million. Refco Group has guaranteed all of our subsidiaries' obligations under these facilities, with the exception of one $10.0 million facility. As of May 31, 2005, letters of credit in the aggregate amount of approximately $1.1 million were outstanding under these facilities.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

        If permitted under our current and future agreements governing our debt, such as our senior credit facilities, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other purposes. In the event of any such acquisition, investment or other transaction is significant, the number of shares that we may issue may be significant, which may have an adverse effect on the market price of our common stock. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions, investments or other transactions.

Sale of Restricted Shares

        After giving effect to this offering and the Reincorporation, we will have 127,500,000 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares of common stock, the 12,500,000 shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares that may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of this offering, other than those subject to the underwriters' over-allotment option to the extent it is exercised, will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. All of these restricted securities will be subject to the lock-up agreements described below.

        At various times beginning approximately 180 days after the date of this prospectus, approximately 102,500,000 restricted shares and shares held by our affiliates that are subject to the lock-up agreements will be eligible for sale pursuant to Rules 144 and 701.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which will equal approximately 1,275,000 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants, or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Options

        We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 7,650,000 shares of common stock reserved for issuance under our stock incentive plan. This registration statement is expected to be filed on or about the date of this prospectus and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below. See "Management—Equity Plan."

Lock-Up Agreements

        Notwithstanding the foregoing, our executive officers, directors and existing stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus pursuant to agreements with Credit Suisse First Boston LLC, Goldman, Sachs & Co. and Banc of America Securities LLC, as representatives of the underwriters. This lock-up period may be extended in certain circumstances. Additionally, the underwriters may release all or a portion of the shares subject to lock-up agreements at any time prior to the end of the 180-day period. See "Underwriting."

Registration Rights

        Pursuant to the securityholders agreement entered into in connection with the THL Transactions, as amended, the THL Holders holding a majority of common stock held by all THL Holders are entitled to request up to six registrations of our common stock under the Securities Act. In addition, following an initial registration request by the THL Holders, Refco Group Holdings, Inc. is entitled to request up to two registrations of our common stock under the Securities Act. All holders have the right to have their shares of common stock registered in connection with any registration statement (other than on Form S-8) that we propose to file. Any requested registration is subject to customary cut-backs and blackout periods. Each signatory of the securityholders agreement agreed that in connection with any such registration, it will vote, or cause to be voted, all common stock over which that holder has power to vote to effect any stock split deemed necessary to facilitate the effectiveness of a requested registration. Following the offering, stockholders that collectively own 102,500,000 shares of our common stock will have registration rights with respect to their shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a "non-U.S. Holder" is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of the U.S. Internal Revenue Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence.

        If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

        We do not anticipate paying any cash dividends on our common stock in the foreseeable future. See "Dividend Policy." If dividends are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings or profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied and reduces, but not below zero, a non-U.S. Holder's adjusted tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of the common stock.

        If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

        If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

        You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of common stock unless:

  •
  the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (in which case you will be taxed in the same manner as a U.S. person, and if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

  •
  you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case you will be subject to a 30% tax on the gain); or

  •
  we are or become a U.S. real property holding corporation ("USRPHC"). We believe that we are not currently, and are not likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided:

  •
  the common stock was "regularly traded on an established securities market"; and

  •
  you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares.

Federal Estate Tax

        If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

        Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in "Dividends" would not be subject to backup withholding.

        The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2005, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Goldman, Sachs & Co. and Banc of America Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Goldman, Sachs & Co.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Sandler O'Neill & Partners, L.P.
HSBC Securities (USA) Inc.

Total	25,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                  per share. The underwriters and selling group members may allow a discount of $                  per share on sales to other broker-dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker-dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

        The underwriters have informed us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives (except issuances of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding as of the date of the underwriting agreement, issuances of our common stock pursuant to the exercise of such options or issuances of our common stock pursuant to any dividend reinvestment plan) for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable, unless the representatives waive, in writing, such an extension.

        Our officers and directors and our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. The foregoing restrictions shall not apply to (1) any shares of our common stock acquired in the open market, (2) the sale of any shares of our common stock in this offering pursuant to the underwriting agreement, (3) any transfer of shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock as a bona fide gift to any person or to a family member, affiliate or trust or (4) distributions of any shares of our common stock or any securities convertible into or exchangeable for any shares of our common stock to limited or general partners or stockholders; provided that, in the case of numbers (3) and (4) above, the transferee agrees to be bound in writing by the terms of the foregoing agreement prior to such transfer.

        The underwriters have reserved for sale at the initial public offering price up to 5% of the shares of common stock sold in the offering for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list our shares of common stock on the NYSE. In order to meet one of the requirements for listing our common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares of common stock to a minimum of 2,000 beneficial holders.

        Certain of the underwriters and their respective affiliates have from time to time performed various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received customary compensation. Certain of the underwriters and their respective affiliates may also perform various financial advisory, commercial banking and investment banking services for us and our affiliates in the future. In particular, certain of the underwriters or their affiliates act as lenders under our senior secured credit facilities and also act in other capacities in connection with such facilities. Further, certain of the underwriters have engaged, and may continue to engage, in transactions with us in the ordinary course of our business as a provider of execution and clearing services in the derivatives, foreign exchange and fixed income markets for which they or us received customary compensation. An affiliate of Credit Suisse First Boston LLC is a selling stockholder in this offering. Such affiliate currently holds 0.54% of our outstanding Class A member interests. Upon consummation of this offering, such affiliate will hold 0.43% of our outstanding common stock. As a stockholder of record prior to this offering, this entity will receive a pro rata portion of the dividend that will be paid with the proceeds of any exercise of the underwriters' option to purchase additional shares from us in the offering.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by a negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

  •
  the information in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history and the prospects for the industry in which we compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

The initial public offering price may not correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended;

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

 LEGAL MATTERS

        Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the common stock offered hereby on behalf of us. Mayer, Brown, Rowe & Maw LLP has also represented us in connection with this offering. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Certain partners of Weil, Gotshal & Manges LLP have indirect ownership interests, totaling less than 0.01%, in us.

EXPERTS

        The New Refco Group Ltd., LLC (the Successor) consolidated balance sheet as of February 28, 2005 and the related consolidated statements of income, changes in members' equity and cash flows for the period from August 6, 2004 through February 28, 2005 and Refco Group Ltd., LLC (the Predecessor) consolidated balance sheet as of February 29, 2004 and the related consolidated statements of income, changes in members' equity and cash flows for the period from March 1, 2004 through August 5, 2004 and for the years ended February 29, 2004 and February 28, 2003 and schedules included in this prospectus and elsewhere in this registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as stated in their reports with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Refco Inc. and the common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Our subsidiary, Refco Group Ltd., LLC has filed a registration statement on Form S-4 under the Securities Act. This prospectus does not contain all of the information set forth in Refco Group Ltd., LLC's S-4 filing. A copy of the registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Refco Inc.
One World Financial Center
200 Liberty Street, Tower A
New York, New York 10281
Attn: Investor Relations
(212) 693-7000

GLOSSARY

Broker in Principal	An individual or firm who acts as an intermediary or temporary dealer between a buyer and a seller and who either takes title to the asset on behalf of its client or has a client position offset by an equal but opposite position with a dealer.
CBOE
Chicago Board Options Exchange, which is a securities exchange created in the early 1970s for the public trading of standardized option contracts. Primary place for the trading of stock options, foreign currency options and index options.
CBOT	Chicago Board of Trade, which is the second largest derivatives exchange in the United States and a pioneer in the development of financial futures and options.
CFMA	Commodity Futures Modernization Act of 2000, which amended the Commodity Exchange Act, removing much regulation by the CFTC to which OTC derivatives had been subject previously.
CFTC
Commodity Futures Trading Commission, which is the federal regulatory agency that administers the Commodity Exchange Act. It is the federal oversight agency that monitors the futures and options on futures markets to detect and prevent price distortion and market manipulation and to protect the rights of customers who use the markets for either commercial or investment purposes.
Clearing House
An agency or corporation that acts as a central counterparty to the clearing members or FCMs on each side of a transaction. Clearing Houses are responsible for settling trading accounts, collecting and maintaining margin monies, regulating delivery and reporting trading data.
CME
Chicago Mercantile Exchange, which is the largest derivatives exchange in the United States and the second largest exchange in the world for the trading of futures and options on futures. CME has four major product areas based on interest rates, stock indexes, foreign exchange and commodities.
Commodity Exchange Act	The principal legislation governing the trading of commodities and futures in the United States.
Commodity Pool Operator
An individual or organization which operates or solicits funds for a pool in which funds contributed by a number of persons are combined for the purpose of trading futures or options contracts. Generally required to be registered with the CFTC.
Commodity Trading Advisor
A person who directly or indirectly advises others as to the advisability of buying or selling futures or commodity options. Most Commodity Trading Advisors may exercise trading authority over a customer's account. A Commodity Trading Advisor is generally required to be registered with the CFTC.

E-mini
E-minis are smaller versions of popular index funds that cover the entire S&P 500 and Nasdaq-100 indexes. E-minis are 20% the size of larger index contracts and allow for great flexibility when assembling a portfolio. E-mini trading is popular because it requires less of an initial capital investment, and it enables traders to diversify a portfolio and hedge against more focused investments.
Eurex	World's largest derivatives exchange based on volume. This fully electronic exchange has participants around the world, creating decentralized and standardized access to its markets.
Euronext	Europe's first cross-border group of stock exchanges and their derivatives markets, formed by the merger of the stock exchanges of Amsterdam, Brussels and Paris in 2000.
Exchange	A marketplace in which shares, options and/or futures on stocks, bonds, commodities and indexes are traded.
FCM
Futures Commission Merchant, which is a firm engaged in soliciting or accepting and handling orders for the purchase or sale of futures contracts and accepting money or securities to provide margin for any resulting trades or contracts. An FCM must be registered with the CFTC.
Forward
A contract in which a seller agrees to deliver a specified asset to a buyer at a specified price sometime in the future. In contrast to futures contracts, forward contracts are not standardized, not traded on exchanges and generally contemplate a delivery at settlement.
FXCM	An FCM specializing in foreign exchange products with operations around the world.
LCH
London Clearing House, which is a leading independent clearing house in Europe, serving major international exchanges and platforms, equity markets, exchange-traded derivatives markets, energy markets, the interbank interest rate swaps market and the majority of the Euro-denominated and sterling bond and repo markets.
LME
London Metal Exchange, which is a market for trading base metals. LME prices are used as reference prices in many world markets by metals producers and fabricators of metal products and are the basis for most major commodity indices.
Mark-to-Market	To debit or credit a trading account on a daily basis based on the prices established at the close of that day's trading session.
Net Capital	The amount by which current assets exceed liabilities (adjusted for illiquid assets, certain operating capital charges, and potential adverse fluctuations in the value of securities inventory).

NFA
National Futures Association, which is the industry wide self-regulatory organization of the futures industry. Congress authorized its creation in 1974, and the CFTC designated it a "registered futures association" in 1982.
NYMEX	New York Mercantile Exchange, which is the world's largest physical commodity derivatives exchange.
OTC Market	Over-The-Counter Market, which is a decentralized market where geographically dispersed dealers are linked by telephones and computer screens. The market is for securities not listed on exchanges.
Repo
Repurchase agreement, which is an agreement in which one party sells a security to another party and agrees to repurchase it on a specified date for a specified price. This represents a collateralized short-term loan, where the collateral may be a Treasury security, money market instrument, federal agency security or mortgage-backed security. A reverse repurchase agreement, otherwise known as a "reverse repo," which is the purchase of a security at a specified price with an agreement to sell the same or substantially the same security to the same counterparty at a fixed or determinable price at a future date.
Repurchase Transaction	See the definition for "repo."
Segregated Funds
The amount of money, securities and property due to commodity futures or options customers, which is held in segregated accounts in compliance with Section 4d of the Commodity Exchange Act and CFTC Regulations. Such money, securities or property may not be comingled with the money, securities and property of the FCM, but the FCM may earn interest on it.
TSE	Tokyo Stock Exchange, which is the largest stock exchange in Japan with some of the most active trading in the world.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

New Refco Group Ltd., LLC
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of February 28, 2005 (Successor) and February 29, 2004 (Predecessor)	F-4
Consolidated Statements of Income for the Successor period from August 6, 2004 through February 28, 2005, the Predecessor period from March 1, 2004 through August 5, 2004 and for the years ended February 29, 2004 and February 28, 2003	F-5
Consolidated Statements of Changes in Members' Equity for the Successor period from August 6, 2004 through February 28, 2005, the Predecessor period from March 1, 2004 through August 5, 2004 and for the years ended February 29, 2004 and February 28, 2003	F-6
Consolidated Statements of Cash Flows for the Successor period from August 6, 2004 through February 28, 2005, the Predecessor period from March 1, 2004 through August 5, 2004 and for the years ended February 29, 2004 and February 28, 2003	F-7
Notes to Consolidated Financial Statements	F-8
Consolidated Balance Sheets as of May 31, 2005 (unaudited) and February 28, 2005	F-48
Consolidated Statements of Income for the three months ended May 31, 2005 and 2004 (unaudited)	F-49
Consolidated Statement of Changes in Members' Equity for the three months ended May 31, 2005 and 2004 (unaudited)	F-50
Consolidated Statements of Cash Flows for the three months ended May 31, 2005 and 2004 (unaudited)	F-51
Notes to Consolidated Financial Statements (unaudited)	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
    New Refco Group Ltd., LLC

        We have audited the accompanying consolidated balance sheet of New Refco Group Ltd., LLC (the "Successor" or "Company") (a Delaware limited liability company) and subsidiaries as of February 28, 2005 and the related consolidated statements of income, changes in members' equity and cash flows for the period from August 6, 2004 through February 28, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor are we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Refco Group Ltd., LLC and subsidiaries as of February 28, 2005, and the results of their operations and their cash flows for the period from August 6, 2004 through February 28, 2005 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note H(1)(i), the notes to the consolidated financial statements have been restated to include summarized financial information related to a significant equity method investment.

Grant Thornton LLP
New York, New York
May 24, 2005 (except for Note H(1)(i) as to which
the date is July 19, 2005)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
    New Refco Group Ltd., LLC

        We have audited the accompanying consolidated balance sheet of Refco Group Ltd., LLC (the "Predecessor") (a Delaware limited liability company) and subsidiaries as of February 29, 2004, and the related consolidated statements of income, changes in members' equity and cash flows for the period from March 1, 2004 through August 5, 2004 and for the years ended February 29, 2004 and February 28, 2003. These financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Predecessor is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Refco Group Ltd., LLC and subsidiaries as of February 29, 2004, and the results of their operations and their cash flows for the period from March 1, 2004 through August 5, 2004 and for the years ended February 29, 2004 and February 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note H(1)(i), the notes to the consolidated financial statements have been restated to include summarized financial information related to a significant equity method investment.

Grant Thornton LLP
New York, New York
May 24, 2005 (except for Note H(1)(i) as to which
the date is July 19, 2005)

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Successor February 28, 2005	Predecessor February 29, 2004
	(in thousands)
Cash and cash equivalents	$522,621	$316,213
Cash and securities segregated under federal and other regulations:
Cash and cash equivalents	1,102,539	1,375,838
Securities purchased under agreements to resell	58,650	55,061
Securities purchased under agreements to resell	30,235,871	22,974,308
Deposits with clearing organizations and others	2,439,653	1,831,765
Receivables from securities borrowed	3,128,304	1,808,566
Receivables from broker-dealers and clearing organizations	1,996,331	504,810
Receivables from customers, net of $61,190 and $65,200 in reserves, respectively	2,081,968	1,591,385
Receivables from equity members	—	210,223
Securities owned, at market or fair value	5,594,797	2,032,535
Memberships in exchanges (market value: February 28, 2005: $60,566, February 29, 2004: $41,337)	36,638	15,869
Assets of discontinued operations (Note C)	—	276,012
Goodwill	716,566	145,718
Identifiable intangible assets	578,702	23,272
Other assets	272,709	170,597

Total assets	$48,765,349	$33,332,172

Liabilities
Short-term borrowings, including current portion of long-term borrowings	$32,628	$88,890
Securities sold under agreements to repurchase	28,625,903	23,763,252
Payable from securities loaned	3,028,933	1,867,047
Payable to broker-dealers and clearing organizations	741,122	583,643
Payable to customers	6,847,558	5,053,337
Securities sold, not yet purchased, at market or fair value	7,833,022	807,485
Liabilities of discontinued operations (Note C)	—	44,878
Accounts payable, accrued expenses and other liabilities	252,582	171,651
Long-term borrowings	1,238,000	315,500
Subordinated debt	—	16,000

Total liabilities	48,599,748	32,711,683
Commitments and contingent liabilities
Membership interests issued by subsidiary	15,351	4,405
Members' equity	150,250	616,084

Total liabilities and members' equity	$48,765,349	$33,332,172

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Successor	Predecessor
	Period from August 6, 2004 through February 28, 2005		Year Ended
		Period from March 1, 2004 through August 5, 2004
			February 29, 2004	February 28, 2003
	(in thousands)
Revenues
Commissions and brokerage	$486,705	$362,020	$645,440	$571,520
Interest	1,817,103	768,713	1,051,695	2,387,339
Principal transactions, net	160,830	119,235	165,936	82,554
Asset management and advisory fees	8,801	3,676	7,255	123
Other	5,973	2,469	3,973	4,563

Total revenues	2,479,412	1,256,113	1,874,299	3,046,099

Expenses
Commissions and order execution costs	358,528	244,009	411,894	385,375
Interest	1,765,218	706,640	897,674	2,182,346
Employee compensation and benefits	158,465	108,528	204,854	180,962
General, administrative and other	145,970	97,576	170,415	142,585

Total expenses	2,428,181	1,156,753	1,684,837	2,891,268

Income before provision for income taxes, dividends on preferred securities issued by subsidiaries, income from equity investees, members' interest in earnings (losses) of subsidiary and discontinued operations	51,231	99,360	189,462	154,831
Provision for income taxes	6,250	7,994	11,687	1,223

Income before dividends on preferred securities issued by subsidiaries, income from equity investees, members' interest in earnings (losses) of subsidiary and discontinued operations	44,981	91,366	177,775	153,608
Dividends on preferred securities	—	—	—	15,576
Income from equity investees	16,578	8,345	11,544	1,673
Members' interest in earnings (losses) of subsidiary	(16,749)	5,771	1,273	—

Income from continuing operations	78,308	93,940	188,046	139,705

Discontinued operations:
Income (loss) from discontinued operations	—	7,383	(401)	1,151
Applicable income tax expense	—	3,344	489	737

Net income	$78,308	$97,979	$187,156	$140,119

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' equity
	Common capital	Other comprehensive income	Total
	(in thousands)

Balance, February 28, 2002 (predecessor)	$527,897	$(12,781)	$515,116
Capital withdrawals	(100,000)	—	(100,000)
Net income	140,119	—	140,119
Currency translation adjustment	—	11,126	11,126

Balance, February 28, 2003 (predecessor)	568,016	(1,655)	566,361
Capital withdrawals	(120,000)	—	(120,000)
Loss on early extinguishment of preferred securities issued by subsidiaries	(39,774)	—	(39,774)
Net income	187,156	—	187,156
Currency translation adjustment	—	22,341	22,341

Balance, February 29, 2004 (predecessor)	595,398	20,686	616,084
Net income	97,979	—	97,979
Currency translation adjustment	—	(4,900)	(4,900)

Balance, August 5, 2004 (predecessor)	693,377	15,786	709,163
Distribution of Asset Management business	(230,913)	(6,922)	(237,835)
Distribution of cash	(550,000)	—	(550,000)

Balance, August 5, 2004 (predecessor, adjusted)	(87,536)	8,864	(78,672)
Resetting of equity accounts due to the Transactions	87,536	(8,864)	78,672

Balance, August 5, 2004 (successor)	—	—	—
Push down of capital contribution to fund portion of purchase price	511,494	—	511,494
Carry over of predecessor basis	(33,661)	—	(33,661)
Deemed dividend	(403,612)	—	(403,612)

Balance, August 6, 2004 as adjusted to give effect to the Transactions (successor)	74,221	—	74,221
Capital withdrawals	(11,000)	—	(11,000)
Net income	78,308	—	78,308
Repurchase of Class A Units	(2,500)	—	(2,500)
Issuance of Class B Units to employees	1,875	—	1,875
Currency translation adjustment	—	9,346	9,346

Balance, February 28, 2005	$140,904	$9,346	$150,250

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year Ended
	Successor	Predecessor
	Period from August 6, 2004 through February 28, 2005	Period from March 1, 2004 through August 5, 2004	February 29, 2004	February 28, 2003
	(in thousands)
Cash flows from operating activities
Net income	$78,308	$97,979	$187,156	$140,119
(Loss) income from discontinued operations	—	4,039	(890)	414

Net income from continuing operations	78,308	93,940	188,046	139,705
Noncash items included in net income
Depreciation and amortization	18,046	11,993	26,161	23,499
Stock compensation expense	1,875	—	—	—
Members' interest in earnings (losses) of subsidiary	(16,749)	5,771	1,273	—
(Increase) decrease in operating assets
Cash and securities segregated under federal and other regulations:
Cash and cash equivalents	(282,581)	555,880	574,008	(1,109,672)
Securities purchased under agreements to resell	(5,487)	1,898	14,100	86,351
Securities purchased under agreements to resell	4,432,778	(11,694,341)	(11,195,025)	5,098,889
Deposits with clearing organizations and others	(1,081,361)	473,473	(79,964)	(698,744)
Receivables from securities borrowed	(1,082,330)	(237,408)	(1,424,552)	(296,584)
Receivables from broker-dealers and clearing organizations	(781,745)	(709,776)	(201,059)	49,689
Receivables from customers	504,736	(995,096)	(101,005)	394,443
Receivables from equity members	—	210,000	70,322	108,678
Securities owned, at market or fair value	(2,828,729)	(733,533)	(1,542,115)	(195,891)
Memberships in exchanges	(422)	(2,010)	2,820	(10,377)
Other assets	8,404	(93,670)	45,953	(11,746)
Increase (decrease) in operating liabilities
Short-term borrowings, including current portion of long-term borrowings	24,628	(20,890)	(156,920)	50,573
Securities sold under agreements to repurchase	(6,037,147)	10,899,798	11,277,259	(4,322,774)
Payable from securities loaned	937,810	224,076	1,573,584	257,989
Payable to broker-dealers and clearing organizations	(749,962)	907,441	326,860	(42,921)
Payable to customers	1,595,688	198,533	696,282	661,646
Securities sold, not yet purchased, at market or fair value	5,612,862	1,412,675	595,280	(71,327)
Accounts payable, accrued expenses and other liabilities	42,560	20,108	36,597	(30,816)

Net cash provided by operating activities	391,182	528,862	727,905	80,610

Cash flows from investing activities
Distribution of cash in asset management business	—	(24,457)	—	—
Payment of acquisition fees	(46,989)	(3,536)	—	—
Acquisition of businesses, net of cash acquired	(17,225)	—	(118,930)	(3,473)

Net cash used in investing activities	(64,214)	(27,993)	(118,930)	(3,473)

Cash flows from financing activities
Issuance of long-term borrowings	—	—	—	222,500
Proceeds from new borrowings	1,400,000	—	—	—
Repayment of long-term borrowings	(539,436)	(37,000)	(68,000)	(68,000)
Payment to former shareholders	(19,815)	—	—	—
Payment to former shareholder for sale of interest in predecessor	(861,749)	—	—	—
Payment of deferred financing costs	(43,648)	—	—	—
Payment for redemption of preferred securities issued by subsidiaries	—	—	(199,774)	—
Repurchase of Class A Units	(2,500)	—	—	—
Distribution of cash	—	(550,000)	—	—
Net contributions (withdrawals) to membership interests issued by subsidiary	28,815	(6,891)	3,132	—
Capital withdrawals	(11,000)	—	(120,000)	(100,000)

Net cash (used in) provided by financing activities	(49,333)	(593,891)	(384,642)	54,500

Net cash provided by (used in) discontinued operations	—	21,795	(134,285)	(50,150)

Net increase (decrease) in cash and cash equivalents	277,635	(71,227)	90,048	81,487
Cash and cash equivalents, beginning of year	244,986	316,213	226,165	144,678

Cash and cash equivalents, end of year	$522,621	$244,986	$316,213	$226,165

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Noncash financing activities
Pushdown of partial step-up of assets and liabilities in Transactions	567,719	—	—	—
Distribution of Asset Management business, net of cash	213,378	—	—	—
Income taxes paid	$8,186	$2,027	$3,331	$6,032
Interest paid	$1,797,800	$645,949	$713,142	$2,250,879

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—ORGANIZATION

        New Refco Group Ltd., LLC (the "Company" or "Successor") is a limited liability company under the laws of the State of Delaware. The consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, the "Group"). The Group is a diversified financial services organization and is among the leading firms in the futures and options brokerage business. In addition to its futures and options activities, the Group provides fund management and administrative services and is also a substantial broker of cash market products, including government securities, foreign exchange and foreign exchange options, international equities and emerging markets debt. The Group's worldwide headquarters in New York are complemented by a network of U.S. and international offices.

        The Group's principal operating subsidiaries comprise Refco Securities, LLC, a registered broker-dealer, Refco, LLC, a registered Futures Commission Merchant and Refco Capital Markets, Ltd., an offshore securities and foreign exchange broker.

The Transactions

        On June 8, 2004, THL Refco Acquisition Partners entered into an equity purchase and merger agreement with Refco Group Ltd., LLC (the "Predecessor"), Refco Group Holdings, Inc. ("RGHI") and certain other parties, which was amended on July 9, 2004 (the "Purchase Agreement"). The Purchase Agreement provided for a series of transactions that resulted in New Refco Group Ltd., LLC ("New Refco") becoming Refco Group Ltd., LLC's parent and THL Refco Acquisition Partners and its affiliates and co-investors acquiring a 56.7% interest in the Company, based on a valuation of the Company of $2.3 billion, following the closing of the Transactions on August 5, 2004. THL Refco Acquisition Partners and its affiliates are affiliates of Thomas H. Lee Partners, L.P. Thomas H. Lee Partners, L.P. is a leading private equity firm focused on identifying and acquiring substantial ownership stakes in mid-to large-cap growth companies.

        Prior to the closing date of the Transactions on August 5, 2004, the Predecessor was 90% owned by RGHI, a Delaware corporation. The remaining 10% was owned by BAWAG Overseas, Inc., a third-party financial institution.

        Concurrently with the consummation of the Transactions, the Predecessor distributed $550.0 million in cash and other capital distributions and all the equity interests of Forstmann-Leff International Associates, LLC, which upon consummation of the Transactions owned substantially all the assets of the Predecessor's Asset Management business (the "Asset Management Distribution"), to RGHI, an entity wholly owned by Phillip Bennett upon consummation of the Transactions. This distribution did not include the retained assets from the Group's Asset Management Business, Refco Alternative Investments, which have been retained and became part of the Group's Derivatives Brokerage & Clearing business.

The financing for the Transactions, including the refinancing of the outstanding debt, was provided by:

  (i)
  borrowings under a new $875.0 million Senior Secured Credit Facility, consisting of an $800.0 million term loan facility and a $75.0 million revolving credit facility in revolving credit loans and letters of credit for working capital and general corporate purposes. The term loan was fully drawn prior to the consummation of the Transactions, with none of the revolving credit facility drawn as yet;

  (ii)
  the issuance of $600.0 million senior subordinated notes by co-issuers Refco Finance Holdings LLC and Refco Finance Inc.;

  (iii)
  $507.0 million of capital provided in cash by THL Refco Acquisition Partners and its affiliates and co-investors;

  (iv)
  exchange of the existing equity investment in the Predecessor of $382.5 million by Phillip Bennett, the Company's chief executive officer; and

  (v)
  management ownership investments of $4.5 million in cash.

        As a result, THL Refco Acquisition Partners and its affiliates and co-investors acquired 56.7% of the Company, Phillip Bennett received 42.8% of ownership and management purchased an ownership of 0.5%. Furthermore, THL Refco Acquisition Partners and its affiliates and co-investors and RGHI contributed their interests in Refco Group Ltd., LLC to the Company; and Refco Finance Holdings LLC merged with and into Refco Group Ltd., LLC with Refco Group Ltd., LLC continuing as the surviving entity.

        The acquisition by THL Refco Acquisition Partners and its affiliates and co-investors of a portion of RGHI's interest in Refco Group Ltd., LLC and RGHI's contribution of its interest in Refco Group Ltd., LLC to the Company are each accounted for as a purchase in conformity with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, in accordance with Emerging Issues Task Force ("EITF") No. 88-16, Basis in Leveraged Buyout Transactions, with intangible assets recorded in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. This guidance requires the continuing residual interest retained by the continuing management investors, as a result of the Transactions, be reflected at its predecessor basis. In accordance with EITF Issue No. 90-12, Allocating Basis to Individual Assets and Liabilities for Transactions within the Scope of Issue No. 88-16, a step-up of assets and liabilities to fair value was recorded in purchase accounting for the remaining interest in the Refco Group Ltd., LLC acquired by THL Refco Acquisition Partners and its affiliates and co-investors. The amount of the distribution to the selling shareholders in excess of the predecessor basis was reflected as a deemed dividend of $403.6 million in equity in the opening consolidated balance sheet.

        The purchase price including transaction costs was approximately $2.3 billion. The sources and uses of funds in connection with the acquisition are summarized below (in thousands):

Sources:
Proceeds from Secured Term Loan	$800,000
Proceeds from Senior Subordinated Notes	600,000
Proceeds from equity investors	511,494
Available cash	172
Fair value of existing equity investment	382,507

Total sources	$2,294,173

Uses:
Purchase price of member units	$1,373,242
Repayment of old debt and penalties	387,436
Transaction and debt financing fees	94,173
Payments to former shareholders	19,815
Other	37,000
Fair value of existing equity investment	382,507

Total uses	$2,294,173

        The Company has prepared an allocation of the purchase price to the assets acquired and liabilities assumed based upon their respective fair values as determined by an independent third-party valuation firm as of the date of the acquisition. The allocation of the purchase price to the fair value of the net assets acquired is summarized below (in thousands):

	Predecessor Basis	Fair Value	Deemed Dividend	Push-down of existing carry-over basis		Successor Basis
Cash and cash equivalents, securities purchased and deposits	$39,191,022	$39,191,022	$—	$—	$—	$39,191,022
Receivables, securities owned and other assets	6,810,999	6,810,999	—	—	—	6,810,999
Memberships in exchanges, at fair value	17,879	49,997	(13,781)	—	—	36,216	(a)

Total assets acquired	46,019,900	46,052,018	(13,781)	—	—	46,038,237
Short-term borrowings, securities sold and payables	45,717,287	45,717,287	—	—	—	45,717,287
Accounts payable, accrued expenses and other liabilities	199,945	222,654	—	—	—	222,654

Total liabilities assumed	45,917,232	45,939,941	—	—	—	45,939,941
Net tangible assets	102,668	112,077	(13,781)	—	—	98,296
Intangible assets	24,556	986,800	(412,862)	—	—	573,938	(a)

Net assets acquired	127,224	1,098,877	(426,643)	—	—	672,234
Purchase price, including carryover basis by Phillip Bennett		2,248,691	(403,612)	(382,507)	(33,661)	1,428,911

Excess purchase price		1,149,814	23,031	(382,507)	(33,661)	756,677

Goodwill		1,109,702	23,031	(382,507)	(33,661)	716,565
Deferred financing costs, net		40,112	—	—	—	40,112

		$1,149,814	$23,031	$(382,507)	$(33,661)	$756,677

(a)
As mandated by EITF Issue No. 88-16, successor basis reflects a partial stepped-up value calculated as 42.8% of predecessor basis plus 57.2% of fair value.

        Payments were also made to or for the account of existing equity holders, including $24.9 million relating to pre-payment penalties on the Predecessor's existing debt, and $19.8 million relating to obligations triggered by the Predecessor's change of control.

        The following unaudited pro forma consolidated summary of operations presents information of the Company as if the Transactions had occurred on March 1, 2003 and 2004, respectively.

	Year Ended February 28, 2005	Year Ended February 29, 2004
	(unaudited) (in thousands)
Total revenue	$3,735,525	$1,874,299
Net income	$141,952	$112,300

        These pro forma results are for illustrative purposes. They do not purport to be indicative of the results of operations that actually would have resulted had the Transactions occurred as of March 1, 2003 or 2004, or the future results of operations of the Company.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

        The consolidated financial statements include the accounts of the Company and each of its subsidiaries, all of which are wholly owned, except for Refco Securities, LLC, a subsidiary of the Company, which issues non-voting membership interests in the normal course of business. All material intercompany transactions and balances have been eliminated in consolidation.

        20% to 50% owned companies are accounted for using the equity method and included in "Other Assets."

        The Group consolidates entities deemed to be variable interest entities ("VIEs") when the Group is determined to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation No. 46 Revised (December 2003), Consolidation of Variable Entities ("Interpretation 46 R").

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

        In the normal course of business, the Group engages in transactions denominated in foreign currencies. For financial reporting purposes, assets, liabilities and contractual commitments in foreign currencies have been translated at the year-end spot rate and revenues and expenses are translated at average rates of exchange for the fiscal year. Gains and (losses) resulting from foreign currency transactions, included in the consolidated statements of income, were $(1.5) million, $0 million, $(0.7) million and $(15.7) million for the period from August 6, 2004 through February 28, 2005, the period from March 1, 2004 through August 5, 2004 and the years ended February 29, 2004 and February 28, 2003, respectively. Gains and (losses) resulting from translating foreign currency financial statements into U.S. dollars are included in cumulative currency translation adjustment, which represents other comprehensive income, a separate component of members' equity.

Cash and cash equivalents

        Cash and cash equivalents are defined as cash and short-term liquid investments with original maturities of 90 days or less when acquired.

Cash and securities segregated under federal and other regulations

        Cash and cash equivalents have been segregated in special reserve bank accounts for the benefit of clients under various regulatory requirements. These requirements at year-end are set forth below:

	February 28, 2005	February 29, 2004
	(in thousands)
Rule 15c3-3 of the Securities Exchange Act of 1934	$27,209	$25,271
Section 1.20 of the Commodity Exchange Act	500,585	924,613
Foreign subsidiaries regulated under various foreign regulations	574,745	425,954

	$1,102,539	$1,375,838

        As of February 28, 2005 and February 29, 2004, securities purchased under agreements to resell of $58.7 million and $55.1 million, respectively are held for the benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase

        Securities purchased under agreements to resell and Securities sold under agreements to repurchase are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements plus accrued interest. These carrying amounts approximate their fair values. It is the Group's policy to take possession of securities purchased under agreements to resell, which consist largely of securities issued by the U.S. Government. The Group retains the right to re-pledge collateral received in secured financing transactions.

        As permitted by FASB Interpretation No. 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, the Group nets certain securities purchased under agreements to resell and securities sold under agreements to repurchase for financial reporting purposes.

Securities-lending activities

        Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities-borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables from and payable to customers

        These balances primarily pertain to margin and open contractual commitments related to customers' futures, foreign currency forward and securities transactions. Receivables from and payable to customers in connection with futures and foreign currency forward transactions include gains and losses on open futures, options and forward contracts. Receivables from and payable to customers in connection with securities transactions include amounts due on cash and margin transactions.

        Receivables from customers, net of reserves at each year end are as follows:

	February 28, 2005	February 29, 2004
	(in thousands)
Futures transactions	$626,422	$212,299
Foreign currency and other OTC derivative transactions	811,026	38,724
Securities transactions	627,024	1,340,362
Other	17,496	—

	$2,081,968	$1,591,385

        Payable to customers at each year end are as follows:

	February 28, 2005	February 29, 2004
	(in thousands)
Futures transactions	$4,853,138	$4,052,363
Foreign currency and other OTC derivative transactions	359,085	394,936
Securities transactions	1,635,335	606,038

	$6,847,558	$5,053,337

        These receivables are generally collateralized with marketable securities. The Group's allowance for doubtful accounts is based upon management's continuing review and evaluation of factors such as collateral value, aging and the financial condition of the customers. The allowance is assessed to reflect best estimate of probable losses that have been incurred as of the balance sheet date. Any changes are included in the current period operating results. The Group pursues collection of these receivables through various means, including legal action and collection agencies. Reserves of $61.2 million and $65.2 million have been provided against receivables from customers as of February 28, 2005 and February 29, 2004, respectively. The Group generally nets receivables and payables related to its customers' futures, foreign currency forwards and securities transactions on a counterparty basis pursuant to master netting agreements. Where possible, it is the Group's policy to settle these transactions on a net basis with its counterparties.

Financial instruments

        The consolidated balance sheets generally reflect purchases and sales of financial instruments owned or sold on a trade-date basis.

Securities owned and Securities sold, not yet purchased

        Securities owned and Securities sold, not yet purchased consist primarily of U.S. and foreign equity and fixed-income securities, which are stated at quoted market values, with unrealized gains and losses recognized in income under "Principal transactions, net." Securities not readily marketable are valued at fair value as determined by management. Fair value is the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Derivative financial instruments

        As a broker, the Group enters into transactions involving derivative financial instruments in relation to its customer business. These transactions are generally immediately economically hedged by back-to-back trades with other financial institutions. All derivative financial instruments are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives are based on quoted market prices. Fair market values for over-the-counter derivative financial instruments are based on pricing models that are based on observable market data intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

        Derivatives used for economic hedging purposes include swaps, forwards, futures and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as Principal transactions, net. The Group does not apply hedge accounting as defined in Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Memberships in exchanges

        Exchange memberships comprise both rights to trade on exchanges and deposits made in relation to these memberships. Exchange memberships owned are recorded at cost and tested annually for impairment.

Furniture, equipment and leasehold improvements

        Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Impairment of assets

        The Company reviews its long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

        Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Prior to March 1, 2002, goodwill was amortized over a period of 25 years on a straight-line basis. Effective March 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets; consequently, goodwill is no longer amortized but, instead, is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of an operating segment is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value. Goodwill was recognized as part of the Transactions on

August 5, 2004. Goodwill relates to the excess purchase price over the fair value of the net assets acquired by the Company.

Identifiable intangible assets

        Identifiable intangible assets consist primarily of customer relationships and trade names. Customers relationships are amortized on an accelerated basis based upon patterns of usage over a weighted-average economic useful life of approximately 13 years. These intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the expected undiscounted cash flows relating to the asset or asset group are less than the corresponding carrying value. Trade names have been classified as indefinite-lived assets and are not amortized but tested annually for impairment.

Stock-based compensation

        The Group measures compensation expense for its employee stock-based compensation plans using the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation.

Income taxes

        The Group has elected to be treated as a limited liability company for federal income tax purposes, as defined in the regulations. Under these regulations, members are responsible for their individual income tax liabilities related to the Group's operating results. Accordingly, the Group has not provided for Federal income taxes related to its operating results. The provision for income taxes relates to income taxes of foreign subsidiaries.

Revenue recognition

        Commissions and brokerage are recorded on a trade-date basis as securities transactions occur. Commissions and brokerage includes per contract charges for trade execution and clearing. Fees are charged at various rates based on the product traded and the method of trade. Commissions earned and related expenses on customers' open futures positions are recognized on a half-turn basis. The Group reports gross commission income on transactions executed by introducing brokers and reports commissions paid to introducing brokers as commission expense.

        Interest is recognized on an accrual basis. Interest income or interest expense on repurchase agreements and collateralized financing arrangements are recognized as interest over the life of the transaction. Interest income and expense for matched repurchase agreement transactions are presented net in the consolidated statements of income.

        Certain Prime Brokerage/Capital Markets transaction fee revenues are recorded as principal transactions, net in the Consolidated Statements of Income. In these instances the customer may not pay a separately billed commission rate related to a given transaction. Instead, the equivalent of a commission is included in the revenues of the transaction following its execution on behalf of the customer. These transactions are specific to those markets in which no third party clearing organization is utilized and involve primarily client foreign exchange transactions.

        The Group, as a broker of derivatives products, enters into contractual commitments, as principal, involving forward settlement. The Group generally enters into offsetting contracts to achieve economic hedges, which result in a profit spread for the Group. Both the contractual commitment and the offsetting contract are recorded at fair value. The Group does not apply hedge accounting as defined in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and all offsetting contracts are marked to market and included in the Consolidated Statements of Income. Both realized and unrealized gains and losses are recognized and recorded in the consolidated statements of income under "Principal transactions, net" as follows:

	Period from August 6, 2004 through February 28, 2005			Period from March 1, 2004 through August 5, 2005			Year Ended February 29, 2004			Year Ended February 28, 2003
	Net			Net			Net			Net
	Realized Gains (Losses)	Unrealized Gains (Losses)	Total Gains (Losses)	Realized Gains (Losses)	Unrealized Gains (Losses)	Total Gains (Losses)	Realized Gains (Losses)	Unrealized Gains (Losses)	Total Gains (Losses)	Realized Gains (Losses)	Unrealized Gains (Losses)	Total Gains (Losses)
	(in thousands)
Foreign currency forwards	$41,099	$(12,530)	$28,569	$15,243	$9,034	$24,277	$83,660	$(198)	$83,462	$54,293	$(34,785)	$19,508
Futures	65,166	(37,419)	27,747	17,235	26,236	43,471	54,186	(6,661)	47,525	(49,753)	177,742	127,989
Options	19,414	1,107	20,521	8,621	7,375	15,996	(5,973)	5,165	(808)	(121,989)	123,851	1,862
Treasury notes	52,338	26,621	78,959	43,530	(7,278)	36,252	35,878	3,492	39,370	(76,714)	1,012	(75,702)
Bonds	4,942	1,721	6,663	4,564	(3,181)	1,383	(2,725)	(1,141)	(3,866)	40,561	(14,839)	25,722
Other	(4,393)	2,764	(1,629)	(1,558)	(586)	(2,144)	(1,304)	1,557	253	(16,735)	(90)	(16,825)

Total	$178,566	$(17,736)	$160,830	$87,635	$31,600	$119,235	$163,722	$2,214	$165,936	$(170,337)	$252,891	$82,554

        The following table shows the gross notional or contractual amounts of derivatives held by the Group.

	As of February 28, 2005		As of February 29, 2004
	Notional	Fair Value	Notional	Fair Value
	(in thousands)
Forward currency contracts	$79,683,493	$(5,382)	$41,586,917	$(715)
Swap contracts	30,056	(3,199)	2,927,400	1,304
Option contracts sold or written	19,125,420	(352,428)	10,383,291	(272,078)
Option contracts purchased	14,478,439	370,410	10,723,550	272,528
Exchange-traded futures	14,246,658	(1,873)	3,735,774	(1,585)

Total	$127,564,066	$7,528	$69,356,932	$(546)

        Asset management and advisory fees primarily include fees from investment management and other financial service related products and are recognized as services are provided. They are determined in accordance with contracts based upon a percentage of assets under management or the volume of financial service products sold through our distribution platform.

Accounting Changes

Consolidation of Variable Interest Entities

        On March 1, 2004, the Group adopted Interpretation 46 R, which contains substantial changes to the original FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). The changes to these pronouncements include revisions to the calculation of expected losses and expected residual returns and reducing the impact of decision maker and guarantor fees in those calculations. Revisions were also made to the definition of a variable interest entity, which changes the method of determining whether certain entities should be included in the Group's Consolidated Financial Statements as VIEs. The Group has determined that no entities are required to be consolidated and that the adoption of Interpretation 46 R has not had a material impact on the Group's financial statements.

Recently issued accounting pronouncement

        In December 2004, the FASB issued SFAS No. 123 (revised), Share-Based Payment ("SFAS 123R"). SFAS 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt the provisions of SFAS 123R as of the beginning of the first interim period of the first fiscal year that begins after June 15, 2005, although earlier adoption is permitted. The Company is in the process of determining the impact, if any, of SFAS 123R on its consolidated financial statements.

NOTE C—DISCONTINUED OPERATIONS

        On August 5, 2004, the Predecessor distributed all the equity interests of Forstmann-Leff International Associates, LLC, which owned substantially all the assets of the Predecessor's Asset Management business, to Refco Group Holdings, Inc., an entity wholly owned by Phillip Bennett upon consummation of the Transactions.

        Financial information related to Forstmann-Leff International Associates, LLC is reported separately in the Company's income statement as discontinued operations. Prior period information has been adjusted on the same basis to reflect this presentation.

        Operating results for Forstmann-Leff International Associates, LLC included in the discontinued operations are presented in the following table.

		Year Ended
	Period from March 1, 2004 through August 5, 2004
		February 29, 2004	February 28, 2003
	(in thousands)
Revenue	$47,660	$64,692	$57,018
Expenses	40,277	65,093	55,867
Income (loss) before income taxes	7,383	(401)	1,151
Income tax expenses	3,344	489	737

Net income (loss)	$4,039	$(890)	$414

        The following table presents the carrying amounts of major classes of assets and liabilities of Forstmann-Leff International Associates, LLC as of February 29, 2004. These assets and liabilities are included under the captions "Assets of discontinued operations" and "Liabilities of discontinued operations" on the Group's February 29, 2004 consolidated balance sheet.

February 29, 2004
(in thousands)
Cash and cash equivalents	$22,030
Receivable from customers	25,582
Other assets	228,400

Total assets	$276,012

Payable to customers	$42,380
Other liabilities(a)	2,498

Total liabilities	$44,878

    (a)
    includes accounts payable and accrued expenses

NOTE D—SHORT-TERM BORROWINGS, LONG-TERM BORROWINGS AND OTHER BORROWINGS

Short-term borrowings

        The Group obtains short-term borrowings through bank loans. Short-term borrowings also include the portion of long-term borrowings maturing within one year and certain long-term borrowings that may be payable within one year at the option of the holder. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

        Bank loans are generally from major money center banks and are primarily payable on demand. Interest is paid at prevailing short-term market rates. The Group enters into loan agreements with banks, which may be collateralized by letters of credit or other forms of collateral. Generally, the amounts pledged represent the underlying collateral for the Group's receivables from customers.

        Short-term borrowings at year end are set forth below:

	February 28, 2005	February 29, 2004
	(in thousands)
Bank loans	$24,628	$20,890
Current portion of long-term borrowings	8,000	68,000

Total	$32,628	$88,890

        The weighted average interest rate on outstanding bank loans, which includes short-term funding and overdrafts, was 3.78% and 1.58% at February 28, 2005 and February 29, 2004, respectively.

        Interest rates paid on short-term borrowings, excluding the current portion of long-term borrowings, ranged from 1.89% to 7.4% and 1.58% to 2.25% for the years ended February 28, 2005 and February 29, 2004, respectively.

Long-term borrowings

        Long-term borrowings of $1,246.0 million and $383.5 million for the years ended February 28, 2005 and February 29, 2004, respectively, consist of the following loans:

	February 28, 2005	February 29, 2004
	(in thousands)
New Senior Credit Facility:
Secured Term Loan	$646,000	$—
Secured Revolving Loan	—	—
9% Senior Subordinated Notes, due August 1, 2012	600,000	—
Old Senior Notes:
Series A Senior Notes 2004	—	17,000
Senior Notes 2005	—	74,000
Series B Senior Notes 2006	—	14,000
Senior Notes 2007	—	56,000
Series A Senior Notes 2007	—	100,000
Series B Senior Notes 2009	—	122,500

	1,246,000	383,500
Less: Portion included within short-term borrowings	8,000	68,000

Total long-term borrowings	$1,238,000	$315,500

Predecessor:

        The long-term borrowings represent unsecured syndicated senior notes with major financial institutions. These borrowings were subject to acceleration in the event of a change in control and were repaid in full in connection with the Transactions on August 5, 2004.

Successor:

        In connection with the Transactions on August 5, 2004, Refco Group Ltd., LLC entered into a new Senior Credit Facility (the "New Senior Credit Facility") and issued 9% Senior Subordinated Notes, a portion the proceeds from which was used to repay the outstanding amounts under the old senior notes and the old subordinated loan from a member.

        The New Senior Credit Facility provides for a $75.0 million revolving credit facility in revolving credit loans and letters of credit. The revolving credit facility matures on August 5, 2010. The New Senior Credit Facility also provides for an $800.0 million secured term loan facility. The secured term loan facility matures on August 5, 2011. See "Note S—Subsequent Events" for additional information on the New Senior Credit Facility.

        The secured term loan facility was fully drawn immediately after the closing of the Transactions on August 5, 2004. None of the revolving credit facility had been drawn as of this date. This facility will meet the Group's future needs for working capital and general corporate purposes.

        The New Senior Credit Facility bears interest, at the Group's option, at either the Eurodollar Rate or the Base Rate (both as defined), plus an applicable margin. The applicable margins under the term loan facility and the revolving credit facility are determined based upon the Leverage Ratio (as defined), as set forth in the following table:

		Applicable Margin
		Term Loans		Revolving Loans
Pricing Level	Leverage Ratio	Eurodollar Rate	Base Rate	Eurodollar Rate	Base Rate
1	>5.00:1	2.75%	1.75%	2.75%	1.75%
2	>4.50:1 but ≤5.00:1	2.75%	1.75%	2.50%	1.50%
3	>4.00:1 but ≤4.50:1	2.75%	1.75%	2.00%	1.00%
4	≤4.00:1	2.75%	1.75%	1.75%	0.75%

        The weighted average interest rates per annum in effect as of February 28, 2005 for the secured term loan facility was 4.79%. The interest rate payable under the New Senior Credit Facility will increase by 2.00% per annum during the continuance of any payment or bankruptcy event of default.

        The New Senior Credit Facility is also secured by, among other things:

  •
  a first priority security interest in substantially all of the assets of the Company and the Company's non-regulated restricted domestic subsidiaries (other than Refco Finance Inc.), including without limitation, all receivables, contracts, contract rights, equipment, intellectual property, inventory and all other tangible and intangible assets, subject to certain customary exceptions;

  •
  a pledge of (i) all of present and future capital stock of each of Refco Group Ltd., LLC and the Company, the Company's and each guarantor's direct domestic subsidiaries, including regulated domestic subsidiaries held directly by the Company or any guarantor and (ii) 65% of the voting stock of each of the Company and each guarantor's direct foreign subsidiaries; and

  •
  all proceeds and products of the property and assets described above.

        In addition, the New Senior Credit Facility is guaranteed by the Company and the Company's non-regulated restricted domestic subsidiaries.

        On January 24, 2005, the Group made a voluntary prepayment on the principal amount outstanding of the secured term loan facility in the amount of $150.0 million. The write-off of the unamortized deferred financing costs in connection with the voluntary prepayment was included in interest expense.

        On August 5, 2004, Refco Group Ltd., LLC completed a financing, which consisted of the sale of $600.0 million of 9% Senior Subordinated Notes due 2012 (the "New Notes") pursuant to a private offering. The New Notes bear interest at the rate of 9% per annum, which is payable semi-annually in cash in arrears on February 1 and August 1. The New Notes mature on August 1, 2012. The payment of the principal of, premium, if any, and interest on the New Notes and the payment of any Subsidiary Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Issuers or the relevant Subsidiary Guarantor, as the case may be. Refco Group Ltd., LLC has issued 9% Senior Subordinated Notes due 2012 (the "Exchange Notes") in exchange for all New Notes, pursuant to an exchange offer whereby holders of the New Notes will receive Exchange Notes that have been registered under the Securities Act of 1933, as amended, having terms substantially identical in all material aspects to the New Notes, except that the Exchange Notes will not contain terms with respect to transfer restrictions.

        At any time prior to August 1, 2007, Refco Group Ltd., LLC may redeem up to 35% of the aggregate principal amount of the New Notes at a price of 109.000% in connection with a Designated Offering, as defined. With the exception of a Designated Offering, the New Notes are redeemable at the option of Refco Group Ltd., LLC beginning August 1, 2008 at prices decreasing from 104.500% of the principal amount thereof to par on August 1, 2010 and thereafter. Prior to August 1, 2008, Refco Group Ltd., LLC has the option to redeem all, but not less than all, of the New Notes at a redemption price equal to 100% of the principal amount of the New Notes, plus an Applicable Premium, as defined, plus accrued and unpaid interest to the redemption date. Refco Group Ltd., LLC is not required to make mandatory redemption or sinking fund payments with respect to the New Notes.

        The indenture for the New Notes requires Refco Group Ltd., LLC and its subsidiaries to comply with certain restrictive covenants, including a restriction on dividends; and limitations on the incurrence of indebtedness, certain payments and distributions and sales of Refco Group Ltd., LLC's assets and stock. Refco Group Ltd., LLC was in compliance with all contractual debt commitments as of February 28, 2005 and February 29, 2004, respectively.

        The New Notes are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by all of the Company's active domestic non-regulated subsidiaries. The Condensed Consolidating Financial Information in Note R provides additional guarantor/non-guarantor information.

        The table below sets out the maturities of the Group's long-term borrowings (in thousands):

Fiscal year ended
2006	$8,000
2007	8,000
2008	8,000
2009	8,000
2010	8,000
2011 and thereafter	1,206,000

Total	$1,246,000

        The Group's interest expense from long-term borrowings for the period from August 6, 2004 through February 28, 2005 and the period from March 1, 2004 through August 5, 2004 was $52.6 million and $11.7 million, respectively. For the years ended February 29, 2004 and February 28, 2003, interest expense from long-term borrowings was $31.1 million and $27.2 million, respectively.

Other borrowings

        Subordinated debt of $16.0 million, included in the consolidated balance sheets, consists of a subordinated loan from a member. The subordinated debt outstanding at February 29, 2004 bears interest at the prime rate and matures June 1, 2005. For the year ended February 29, 2004, the weighted-average interest rate on the subordinated debt was 4.08%. Subordinated debt is subordinated to the claims of present and future general creditors. The subordinated debt was repaid in full in connection with the Transactions on August 5, 2004.

NOTE E—SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

        Securities owned and Securities sold, not yet purchased, consist of trading and investment securities and derivative financial instruments at market or fair value.

	February 28, 2005	February 29, 2004
	(in thousands)
Securities owned consists of:
U.S. Treasuries	$3,269,667	$1,316,754
Foreign governments	1,779,353	290,317
Corporate bonds	62,529	—
Options	383,142	251,623
Fund investments	22,528	87,233
Equities	36,087	8,697
Other	41,491	77,911

	$5,594,797	$2,032,535

Securities sold, not yet purchased consist of:
U.S. Treasuries	$5,301,510	$555,039
Foreign governments	2,101,947	—
Corporate bonds	57,727	—
Options	364,433	251,172
Other	7,405	1,274

	$7,833,022	$807,485

        As of February 28, 2005 and February 29, 2004, the Group had not pledged any securities owned as collateral with counterparties.

NOTE F—GOODWILL

        The changes in goodwill by reportable segment for the period from August 6, 2004 through February 28, 2005, the period from March 1, 2004 through August 5, 2004 and the year ended February 29, 2004 are as follows:

	Derivatives Brokerage & Clearing	Prime Brokerage/Capital Markets	Total
	(in thousands)
Predecessor:
Balance as of February 28, 2003	$121,971	$4,410	$126,381
Acquisition	19,337	—	19,337
Disposition	—	—	—
Impairment losses	—	—	—

Balance as of February 29, 2004	$141,308	$4,410	$145,718

Acquisition	—	—	—
Disposition	—	—	—
Impairment losses	—	—	—

Balance as of August 5, 2004	$141,308	$4,410	$145,718

Successor:
Acquisition	286,626	429,940	716,566
Disposition	—	—	—
Impairment losses	—	—	—

Balance as of February 28, 2005	$286,626	$429,940	$716,566

        Goodwill of $716.6 million was recognized as part of the Transactions on August 5, 2004 and was assigned to Derivative Brokerage & Clearing and Prime Brokerage/Capital Markets in the amounts of $286.6 million and $430.0 million, respectively.

NOTE G—IDENTIFIABLE INTANGIBLE ASSETS

        The Company's identifiable intangible assets are comprised of the following:

	February 28, 2005			February 29, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Customer relationships	$357,928	$11,812	$346,116	$39,861	$17,649	$22,212
Trade names	231,752	—	231,752	1,060	—	1,060
Technology	1,027	193	834	—	—	—

	$590,707	$12,005	$578,702	$40,921	$17,649	$23,272

        Of the $573.9 million intangible assets recognized on the Transactions, $232.2 million assigned to trade names is not subject to amortization. The remaining $341.7 million intangible assets recognized have a weighted-average economic useful life of approximately 13 years, which is comprised of customer relationships of $340.7 million with a 13-year estimated useful life and technology of $1.0 million with a three-year estimated useful life. The Predecessor basis of the Macfutures trade name of $0.5 million has been written off due to this trade name being discontinued on November 10, 2004.

        The amortization of identifiable intangible assets included in general, administrative and other expenses for the period from August 6, 2004 through February 28, 2005, the period from March 1, 2004 through August 5, 2004 and the years ended February 29, 2004 and February 28, 2003 was $12.5 million, $1.0 million, $3.6 million and $4.6 million, respectively.

        The estimated amortization expense, based on current identifiable intangible balances, for the next five fiscal years beginning March 1, 2005 is as follows (in thousands):

Fiscal year
2006	$21,465
2007	21,661
2008	21,359
2009	20,869
2010	20,172

NOTE H—OTHER ASSETS

        Other assets are generally less liquid, non-financial assets. The following table sets forth the Group's other assets by type:

	February 28, 2005	February 29, 2004
	(in thousands)
Equity-method investments(1)	$77,461	$65,504
Investments(2)	55,574	32,241
Deferred financing costs(3)	41,572	3,239
Furniture, equipment and leasehold improvements(4)	43,871	44,351
Miscellaneous receivables and other	54,231	25,262

Total	$272,709	$170,597

(1)
Equity method investments

        Equity method investments as of February 28, 2005 comprise:

	Principal Activity	Percentage Owned	Country of operation	Carrying Value
				(in thousands)
Forex Capital Markets, LLC	Spot FX broker	35%	United States	$55,499
Friedberg Mercantile Group	Investment dealer, futures commission merchant and fund manager	50%	Canada	12,989
Refco Polaris Taiwan	Futures broker	20%	Taiwan	8,973

				$77,461

        Under the equity method of accounting, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investees' income and reduced to reflect the Company's share of the investees' losses or dividends received. The Company's income from equity investees was $16.6 million, $8.3 million, $11.5 million and $1.7 million for the period from August 6, 2004 through February 28, 2005, the period from March 1, 2004 through August 5, 2004 and the years ended February 29, 2004 and February 28, 2003, respectively.

(i)
Forex Capital Markets, LLC

  The following information has been restated to include summarized financial information for the Company's significant equity method investment, Forex Capital Markets, LLC, as follows:

	Year Ended
	February 28, 2005	February 29, 2004	February 28, 2003
	(in thousands)
Statements of income information:
Revenues	$141,437	$81,241	$46,584
Income from continuing operations	63,265	41,328	26,290
Net income	63,265	41,428	25,255
Balance sheet information:
Current assets	269,204	140,906
Noncurrent assets	5,824	2,560
Current liabilities	8,562	1,038
Noncurrent liabilities	201,529	101,364
(2)
Investments

        As part of its corporate strategy and in the normal course of its business, the Company makes investments in companies engaged in its core business and in companies engaged in closely related market activities. As of February 28, 2005 and February 29, 2004, the value of such investments was $55.6 million and $32.2 million, respectively.

        Investments made in core activities consist primarily of investments made in international derivative and capital market brokerage operations. As of February 28, 2005 and February 29, 2004, international derivative brokerage investments included HanMag Futures Corp., a derivative clearing company in Seoul, Korea, Sify-India, a derivative brokerage operation in India, Cantor Index, a broker of over-the-counter index derivatives in London, England, and ACM, an online foreign exchange brokerage operation in Geneva, Switzerland.

        As of February 28, 2005 and February 29, 2004, related market investments also included Xinhua Financial Inc., a market leader in providing financial and commodity research and price information to financial market users in the People's Republic of China.

        A further category of investments are investments made in software providers considered strategically important to the Company's product delivery infrastructure in derivatives and prime brokerage. As of February 28, 2005 and February 29, 2004, the Company had investments in Easy Solutions, a leading provider of front-end order entry software for global derivatives markets, and QV Trading, the pricing platform upon which certain of the Company's fixed income prime brokerage operations are built.

(3)
Deferred Financing Costs

        As of February 28, 2005, unamortized deferred financing costs incurred in connection with the issuance of the New Senior Credit Facility and the New Notes (See Note D) were $41.6 million and are amortized over the life of the related long-term borrowing. As of February 29, 2004, unamortized deferred financing costs incurred in connections with the secured syndicated senior notes with major financial institutions was $3.2 million.

        The Group's amortization of deferred financing costs for the period from August 6, 2004 through February 28, 2005, the period from March 1, 2004 through August 5, 2004 and the years ended February 29, 2004 and February 28, 2003 was $3.9 million, $1.2 million, $3.2 million and $2.8 million, respectively.

(4)
Furniture, equipment and leasehold improvements

			February 28, 2005	February 29, 2004
	Cost	Accumulated amortization/depreciation	Net book value	Net book value
	(in thousands)
Furniture and equipment	$117,182	$85,577	$31,605	$33,797
Leasehold improvements	29,351	17,085	12,266	10,554

	$146,533	$102,662	$43,871	$44,351

        Depreciation and amortization expense, included in general, administrative and other expenses, was $5.6 million, $8.7 million, $21.5 million and $18.8 million for the period from August 6, 2004 through February 28, 2005, the period from March 1, 2004 through August 5, 2004 and the years ended February 29, 2004 and February 28, 2003, respectively.

NOTE I—ACQUISITIONS

        On September 1, 2004, the Group entered into a purchase agreement to acquire the customer accounts and related customer assets of Pioneer Futures, a division of Pioneer Futures Inc., for approximately $17.2 million in cash. The full amount paid has been assigned to customer relationships. These customer relationships are amortized on an accelerated basis over a weighted-average economic useful life of 13 years, based on a preliminary valuation analysis. Pioneer Futures Inc., a Futures Commission Merchant, provides clearing services to professional floor traders and brokers in futures and options on futures contracts and acts as a clearing firm for certain introducing brokers.

NOTE J—NET CAPITAL REQUIREMENT

        The Company's subsidiary Refco Securities, LLC is subject to the uniform net capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Refco Securities, LLC computes its net capital requirements under the alternative method provided for in the Rule, which requires that Refco Securities, LLC maintain net capital equal to the greater of $250,000 or 2% of aggregate customer related debit items, as defined in SEC Rule 15c3-3. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of February 28, 2005, Refco Securities, LLC had net capital of $82.0 million, which was 24.7% of aggregate debit balances and $75.4 million in excess of required net capital.

        The Company's subsidiary Refco, LLC is subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the subsidiary maintain net capital, as defined. The requirement is equal to the greater of 4% of customer funds required to be segregated/secured pursuant to the Commodity Exchange Act less the market value of certain commodity options, all as defined, or the sum of 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk maintenance margin requirement. The net capital rule also provides that Refco, LLC must maintain adjusted net capital in excess of an early warning level equal to 110% of its net capital requirement. Additionally, the subsidiary is subject to certain restrictions in reductions in capital, as defined. As of February 28, 2005, Refco, LLC had net capital of $283.9 million, which was $95.0 million in excess of required net capital.

NOTE K—COMMITMENTS AND CONTINGENCIES

Lease Commitments

        The Group occupies offices in various locations under operating leases expiring through 2014. Future minimum rental payments required under significant leases for premises, excluding any escalation adjustments, are as follows (in thousands):

Fiscal year
2006	$11,662
2007	11,631
2008	12,073
2009	8,051
2010	7,578
Thereafter	19,674

$70,669

        The Group's rent expense for the period from August 6, 2004 through February 28, 2005, the period from March 1, 2004 through August 6, 2004 and the years ended February 29, 2004 and February 28, 2003 was $7.4 million, $6.1 million, $14.0 million and $12.1 million, respectively.

Purchase Commitments

        On June 10, 2003, the Group acquired 50% of the shares of the Friedberg Mercantile Group ("FMG"), a registered broker/investment dealer. The Group has a commitment to purchase the remaining 50% of FMG's shares at June 10, 2008 for a maximum price of $17.9 million.

Contingencies

        In the ordinary course of business, the Group has been named as a party to both litigation and administrative proceedings, certain of which are described below.

        On March 1, 2005, Trading Technologies International, Inc. ("Trading Technologies") filed an action against Refco Group Ltd., LLC, Refco, LLC and Refco EasySolutions, LLC (collectively, the "Refco parties") in the U.S. District Court for the Northern District of Illinois, Eastern Division, alleging that the Refco parties infringed upon certain patents owned by Trading Technologies relating to electronic trading software. In its complaint, Trading Technologies demanded a preliminary and permanent injunction against the Refco parties, as well as unspecified damages and costs. The Refco parties filed certain counterclaims for breach of contract and attempted monopolization and an affirmative defense of patent misuse. On May 20, 2005, Trading Technologies filed a motion to dismiss these counterclaims and affirmative defense. Trading Technologies has also announced that it has postponed its planned termination of certain licensing agreements with the Refco parties until at least July 15, 2005.

        Certain of the Group's subsidiaries have been named in a legal proceeding in which the plaintiffs, two hedge funds and their investment managers, alleged that the subsidiaries breached a customer agreement governing the plaintiffs' margin account when they required the plaintiffs to increase the value of collateral securing a margin loan from 60% to 100% in September 1998.

        On September 15, 2003, the Supreme Court of the State of New York granted the Group's motion for summary judgment on six of the seven claims and dismissed those claims with prejudice. By Order dated March 16, 2004, the appellate court (Appellate Division, First Department) affirmed the trial court's decision. On May 11, 2004, the trial court granted the Group's motion to bifurcate the trial of liability from any trial on damages. The remaining claim of liability was tried before a jury in June 2004.

        On June 17, 2004, the jury returned a verdict in favor of the plaintiffs' claim as to the Group's liability. The Group moved the trial court (a) for judgment in favor of the Group as a matter of law, (b) to set aside the verdict and (c)(i) to direct entry of judgment for the Group as a matter of law, or (ii) in the alternative, to order a new trial on plaintiffs' second cause of action. By memorandum decision and order dated March 3, 2005, the trial court granted the Group's post-trial motion to set aside the jury verdict as against the weight of the evidence and ordered a new trial. Tradewinds has filed a notice of appeal of the order and Refco has filed a notice of cross appeal. The court scheduled a pre-trial conference for August 12, 2005. If the parties' appeals have not been perfected by that date, the court will set a date for a new trial.

        After consultation with legal counsel, management believes that it is not probable that a material loss will result from the final verdict. The Group raised its margin requirements to 100% and/or terminated plaintiffs' financing on specific bonds and issued resulting margin calls to plaintiffs, who defaulted. The Appellate Division, First Department previously ruled that the Group had the contractual right to terminate margin loans to plaintiffs and thus did not breach any express provision of the customer agreements. The Group believes the sole issue remaining for the jury to determine was whether the Group breached the implied covenant of good faith and fair dealing when it exercised its contractual rights. The Group does not believe it breached the implied covenant when it exercised its contractual rights. Upon retrial, the Group believes the plaintiff will not be able to sustain its burden. Accordingly, the Group has not recorded an accrual for any losses that might arise from the final verdict.

        In 2001, the Division of Enforcement of the SEC commenced an informal investigation into short sales of the stock of Sedona Corporation ("Sedona"). The SEC requested that the Group produce documents relating to any of its accounts that traded in the stock of Sedona. In June 2001, the SEC issued a formal order of investigation into short sales of Sedona stock, as well as other transactions. In 2002 and 2003, the Group received subpoenas from the SEC and a request for a written statement. Generally, the subpoenas and the request required the production of documents, tapes and information regarding two of the Group's former brokers who handled the account of Amro International, S.A. ("Amro"), one of the Group's former customers which engaged in short sales of Sedona stock, the

Group's relationship with Amro and its two principals; other securities traded by Amro; and the Group's record keeping, supervisory and short sale policies and restrictions. In October 2003, the Group received a subpoena from the United States Attorney's Office for the Southern District of New York, which called for the production of documents which had been provided to the SEC.

        In addition to producing documents in response to the foregoing subpoenas, the Group has made their employees available to testify before the SEC and to be interviewed by the United States Attorneys' office. The Group has been advised that it is not currently the subject of the United States Attorney's investigation. On May 16, 2005, the Group announced that its subsidiary, Refco Securities, LLC, received a "Wells Notice" from the SEC arising out of the investigation. Under SEC procedures, Refco Securities, LLC has the opportunity to make a submission to the SEC staff outlining why it believes any proposed enforcement action should not be brought. Refco Securities, LLC is currently engaged in discussions with the SEC staff regarding the Wells Notice and the possible resolution of this matter, and continues to cooperate fully with the SEC in respect of its investigation.

        At the present time, it is not possible to predict the ultimate outcome of the foregoing investigation with any certainty. Management has recorded a reserve for potential settlement and related costs.

        In the opinion of management and where appropriate, in consultation with outside counsel, the resolution of these and other matters will not have a material adverse effect on the consolidated financial condition and results of operations of the Group in future periods.

NOTE L—CLASS A AND B UNITS

        On August 5, 2004, New Refco Group Ltd., LLC, authorized 101.0 million Class A Units and issued 100.3 million Class A Units and 7.0 million Class B Units and issued 4.4 million Class B Units, valued at $0.83 per unit, to the Group's employees. The Class A and Class B units generally have identical rights and preferences, except the Class B Units are non-voting and have different rights as to certain distributions than the Class A Units.

        The Company repurchased 0.3 million of its Class A Units on October 5, 2004 for $2.5 million, which has been reported as a reduction in members' equity. As of February 28, 2005, the Company had 100.0 million Class A Units outstanding.

        One half of the Class B Units (the "Non Performance-Based Units") will vest 25% on each of February 28, 2005, February 28, 2006, February 28, 2007 and February 29, 2008. The other half of the Class B Units (the "Performance Units") will vest based upon the Company's achievement of EBITDA targets as defined in the agreements set forth for each of the Company's fiscal years ended February 28, 2005, February 28, 2006, February 28, 2007 and February 29, 2008. Any unvested Performance Units will vest automatically and immediately on the eighth anniversary date from the date of issuance if employees remain employed on a full-time basis.

        On October 31, 2004, the Company declared a 202,551.721-for-one split of its Class A and Class B units (the "Unit Split"). The Unit Split entitled each Unit holder to receive 202,550.721 units for every outstanding Class A and Class B unit held on that date. All units included in the accompanying consolidated financial statements for all periods presented have been adjusted to retroactively reflect the Unit Split.

        On October 31, 2004, November 10, 2004 and November 19, 2004, the Company issued 1,818,655.1, 40,000 and 20,000 additional Class B Units, respectively, to the Company's employees and members of its board of managers. The units issued to the members of the Company's board of managers are all Non Performance-Based Units and will vest 25% on each of February 28, 2005, February 28, 2006, February 28, 2007 and February 29, 2008. The fair value of the additional units is $1.32 per unit.

        On December 6, 2004, the Company issued 690,000 Class B Units to its Chief Financial Officer pursuant to a restricted unit agreement. One half of the Class B Units are Non-Performance-Based Units and the other half are Performance Units. Any unvested Performance Units will vest automatically and immediately on the eighth anniversary date from the date of issuance if the employee remains employed on a full-time basis. The fair value of the additional units is $3.15 per unit.

        Stock-based compensation expense was $1.9 million for the period from August 6, 2004 through February 28, 2005. The fair value of the Class B Units was calculated by a third party valuation firm using the average of the Black-Scholes option pricing model and Exit Scenarios Analysis for the initial and October valuations and the average of the Intrinsic Value and Exit Scenario Analysis for the December valuation, with the following weighted average assumptions:

Weighted average assumptions for the initial and October valuations

Black-Scholes option pricing model		Exit Scenarios Analysis
Risk-free interest rate	2.92%	Exit EBITDA Multiple	8.0x
		Required rate of return	30.0%
Expected lives	3.50 years	Capital structure
Expected volatility	21.67%	Class A Units	96.0%
Expected dividend rate	0.00%	Class B Units	4.0%

        For the Class B Units issued on October 31, 2004, November 10, 2004 and November 19, 2004, a secondary exit scenario analysis was also performed by the third party valuation firm using a required rate of return of 16.6%, and this was factored into the fair value of the Class B Units issued on these dates.

Assumptions for the December valuation

Intrinsic Value		Exit Scenario Analysis
		Exit EBITDA Multiple	8.5x
		Required rate of return	30.0%
Capital Structure		Capital Structure
Class A Units	94.3%	Class A Units	94.3%
Class B Units	5.7%	Class B Units	5.7%

        The values derived from these two approaches were calculated on the original grant date in August 2004, in October 2004 and in December 2004. These values derived under the two approaches are as follows:

	Fair Value per Class B Unit
Methodology	Initial Valuation	October Valuation	December Valuation
Black-Scholes/Intrinsic	$0.84	$0.79	$1.32
Exit Scenario Analysis	$0.83	$1.67	$3.93

        Change in the Class B Units during the period from August 5, 2004 through February 28, 2005 is as follows:

Number of Units
(in thousands)
Outstanding at August 5, 2004	—
Issued	6,931
Exercised	—
Forfeited	(702)

Outstanding at February 28, 2005	6,229

NOTE M—VARIABLE INTEREST ENTITIES

        An entity is subject to Interpretation 46 R and is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. In addition to the VIEs that are consolidated in accordance with Interpretation 46 R, the Group has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. As of February 28, 2005, the Group held variable interests in certain VIEs with respect to which the Group is deemed not to be the primary beneficiary. Those VIEs include several managed futures funds with aggregate net asset value of approximately $481.9 million managed by several of the Company's subsidiaries since April 1, 2003. Several of the Company's subsidiaries earn fixed investment management fees and, in certain cases, incentive fees and other fees from these managed funds. As of February 28, 2005, the Group's maximum exposure to loss from the funds managed by these subsidiaries is not material.

NOTE N—DERIVATIVE ACTIVITIES, OFF BALANCE SHEET AND CONCENTRATION OF
CREDIT RISK

        In the normal course of its customer-driven operations, the Group enters into various contractual commitments, as principal, involving forward settlement. These include exchange-traded futures, fixed income swaps, equity swaps, foreign currency forwards and option contracts. The Group generally enters into offsetting contracts to achieve economic hedges at prices that result in a profit spread for the Group. The Group also enters into forward repurchase agreements. Customers and counterparties of the Group consist of entities in and outside the United States.

        The Group records its contractual commitments at market or fair value. Therefore, resulting changes in market or fair value are recorded currently in income. The Group's exposure to market risk is determined by a number of factors, including size, composition and diversification of positions held, market volatility and changes in interest and foreign exchange rates. The overall level of market risk from financial instruments the Group is exposed to is often limited by other financial instruments recorded both on and off balance sheet. Management actively monitors its market risk by reviewing the effectiveness of hedging strategies and setting market risk limits.

        The Group also enters into financing agreements, collateralized primarily by U.S. Government securities, in which it extends short-term credit to counterparties. The value and adequacy of the collateral are continually monitored.

        The Group's business also includes clearing and executing futures contracts and options on futures contracts for the accounts of customers. As such, the Group guarantees to the respective clearinghouse its customers' performance under these contracts. The Group provides clearing services of futures and options to introducing brokers. The Group may require introducing brokers to deposit funds or pledge their exchange memberships, thereby reducing risks associated with the clearing of futures and options. Additionally, to reduce its risk, the Group requires customers to meet, at a minimum, the margin requirements established by each of the exchanges at which the contract is traded. This margin is a good faith deposit from the customer, which reduces the risk to the Group of failure on behalf of the customer to fulfill any obligation under the contract. To minimize its exposure to risk of loss due to market variation, the Group adjusts these margin requirements, as needed, due to daily fluctuations in the values of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements.

        The Group is unable to develop an estimate of the maximum payout under these guarantees. However, its management believes that the margin deposits held at February 28, 2005 were adequate to minimize the risk of material loss, which could be created by the positions held at that time, and it is unlikely the Group will have to make material payments under these arrangements. The Group has applied the initial recognition and measurement provisions of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, but has not recorded a liability for these guarantees because the estimated fair value of such guarantees was zero based on the Group's qualitative analysis.

NOTE O—FAIR VALUE OF FINANCIAL INSTRUMENTS

        SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires the Group to report the fair value of financial instruments, as defined.

        Assets and liabilities that are carried at fair value include all of the Group's securities, including derivative financial instruments used for trading purposes, which are recorded as Securities owned and Securities sold but not yet purchased.

        Assets and liabilities, recorded at contractual amounts, that approximate market or fair value include cash, cash and securities segregated under federal and other regulations, deposits with clearing organizations and others, short-term borrowings and payable to broker-dealers, clearing organizations and customers. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

        The Group's long-term borrowings are recorded at historical amounts, which could differ from fair value as a result of changes in market rates.

        The following table provides a summary of the fair value of the Group's long-term borrowings. The fair value of the Group's long-term borrowings was estimated using either quoted market prices or discounted cash flow analyses based on the Group's current borrowing rates for similar types of borrowing arrangements.

	February 28, 2005	February 29, 2004
	(in thousands)
Carrying value of long-term borrowings	$1,246,000	$383,500
Fair value of long-term borrowings	1,298,927	399,990

        The Group carries its secured financing activities, including securities purchased under agreements to resell, securities borrowed, securities sold under agreements to repurchase, securities loaned and other secured borrowings, at their original contract amount plus accrued interest. Because the majority of such financing activities are short-term in nature, carrying value approximates fair value.

NOTE P—SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Securities purchased under agreements to resell ("resale agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements plus accrued interest. The carrying amounts approximate their fair values. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis in accordance with FASB Interpretation No. 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements. The Group is required to present the following table when repurchase agreements are 10% or greater of total assets.

	February 28, 2005
	Demand	Overnight	Less than 30 days	30-90 days	Greater than 90 days	Total
	(in thousands)
Security Type
US Governments	$1,277,173	$15,353,429	$1,302,419	$1,361,433	$227,948	$19,522,402
US Corporations	143,853	2,764	162,234	—	197,498	506,349
Foreign Governments	137,664	—	—	—	—	137,664
Foreign Corporations	77,873	12,543	18,639	5,100	—	114,155
Emerging Market Government	1,226,385	189,219	1,839,959	749,688	891,153	4,896,404
Other	30,785	1,209,903	1,544,978	223,122	440,141	3,448,929

	$2,893,733	$16,767,858	$4,868,229	$2,339,343	$1,756,740	$28,625,903

        The Group's policy is to take possession of securities purchased under resale agreements, which consist largely of securities issued by the U.S. Government. The Group retains the right to re-pledge collateral received in secured financing transactions. As of February 28, 2005, substantially all of the collateral received had been re-pledged in connection with these financing activities. The market value of the collateral the Group received as of February 28, 2005 and February 29, 2004 was $201.2 billion and $124.4 billion, respectively. The Group continually monitors the market value of the underlying collateral received as compared with the related receivable, including accrued interest, and requests additional collateral where deemed appropriate.

        The amount of risk under repurchase agreements that exceeds 10% of members' equity as of February 28, 2005 is as follows (in thousands):

Entity	Amount	Weighted average maturity (in days)
Credit Suisse First Boston	$19,003	1.05
Dresdner Bank AG	29,444	41.53
JPMorgan Chase	31,767	34.26
Deutsche Bank AG	15,840	1.53
ING Baring	23,508	1.00
Lehman Brothers Inc.	55,884	1.00
Morgan Stanley & Co.	34,047	53.27
UBS AG	20,059	1.00
Canadian Imperial Bank of Commerce	58,114	6.82

NOTE Q—RELATED PARTY TRANSACTIONS

      The Group may loan money to and may borrow money from its affiliates, members, affiliated companies and other related parties. Interest is generally charged at prevailing market rates.

        As of February 29, 2004, the Group had a deposit with BAWAG Overseas, Inc., a third party financial institution who was a member, of $210.2 million. This balance was also included in "Receivables from equity members" and was liquidated shortly after year-end.

        Through a joint venture with Putnam Investments, Thomas H. Lee Partners, L.P. has an indirect ownership interest in Currenex, Inc., which is a technology firm that has created an electronic platform for trading currencies. For the period from August 6, 2004 through February 28, 2005, the period from March 1, 2004 through August 5, 2004 and the years ended February 29, 2004 and February 28, 2003, the Company paid fees of $1.4 million, $0.3 million, $0.3 million and $0, respectively, to Currenex in connection with the use of its platform.

NOTE R—SEGMENT REPORTING

        Operating segments are defined as components of an enterprise for which separate financial information is regularly available and evaluated by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

        The Group has reported the results of operations related to Forstmann-Leff International Associates, LLC as discontinued operations (see Note C). Forstmann-Leff International Associates, LLC was previously disclosed within the Asset Management segment. The Group's remaining operations include two operating segments: (1) Derivatives Brokerage & Clearing; and (2) Prime Brokerage/Capital Markets. The Derivatives Brokerage & Clearing business operations consist of execution and clearing services for global exchange-traded derivatives in electronic and open outcry markets. Prime Brokerage/Capital Markets is focused on offering a variety of securities products consisting of fixed income, equities, foreign exchange and prime brokerage. The retained assets from the Asset Management segment, Refco Alternative Investments, have become part of our Derivatives Brokerage & Clearing segment. Segment data has been reclassified to reflect the current segment structure.

        For financial reporting purposes, and to reconcile to the amounts reported in the consolidated financial statements, we have established a Corporate & Other non-operating segment. Corporate administration costs are not allocated to the respective segments and are included in Corporate & Other. Eliminations consist of intersegment interest income and interest expense derived in the Group's normal course of business from intercompany funding.

	Derivatives Brokerage & Clearing	Prime Brokerage/ Capital Markets	Corporate & Other	Eliminations	Total
	(in thousands)
Period from August 6, 2004 through February 28, 2005
Interest revenue	$121,358	$1,868,091	$5,082	$(177,428)	$1,817,103
Total revenues	629,051	2,036,260	8,434	(194,333)	2,479,412
Interest expense	66,826	1,801,977	73,844	(177,429)	1,765,218
Depreciation and amortization	3,788	8,219	6,039	—	18,046
Income (loss) before provision for income taxes, income from equity investees and members' interest in earnings (losses) of subsidiary	74,677	70,771	(94,217)	—	51,231
Total assets	9,303,522	50,629,868	716,668	(11,884,709)	48,765,349
Period from March 1, 2004 through August 5, 2004
Interest revenue	$65,265	$794,982	$7,256	$(98,790)	$768,713
Total revenues	445,733	913,392	7,970	(110,982)	1,256,113
Interest expense	36,587	743,621	25,948	(99,516)	706,640
Depreciation and amortization	4,801	937	6,255	—	11,993
Income (loss) before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary and discontinued operations	59,790	66,681	(27,111)	—	99,360
As of and for the year ended February 29, 2004
Interest revenue	$141,897	$1,084,204	$20,154	$(194,560)	$1,051,695
Total revenues	840,308	1,267,634	20,180	(253,823)	1,874,299
Interest expense	62,012	979,704	53,367	(197,409)	897,674
Depreciation and amortization	10,284	1,311	14,566	—	26,161
Income (loss) before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary and discontinued operations	121,546	124,631	(56,715)	—	189,462
Total assets	7,275,399	31,763,273	863,307	(6,569,807)	33,332,172
As of and for the year ended February 28, 2003
Interest revenue	$141,934	$2,507,557	$53,688	$(315,840)	$2,387,339
Total revenues	746,026	2,608,850	58,682	(367,459)	3,046,099
Interest expense	72,065	2,365,181	62,741	(317,641)	2,182,346
Depreciation and amortization	8,010	647	14,842	—	23,499
Income (loss) before provision for income taxes, dividends on preferred securities issued by subsidiaries, income from equity investees and discontinued operations	76,883	100,562	(22,614)	—	154,831
Total assets	6,054,415	20,505,353	1,195,988	(8,540,327)	19,215,429

Geographic Information

        The Group conducts business in three countries that individually comprise greater than 10% of revenues and long-lived assets within the last three years. The following information provides a reasonable representation of each region's contribution to the consolidated amounts:

	Period from August 6, 2004 through February 28, 2005	Period from March 1, 2004 through August 5, 2004	Year Ended February 29, 2004	Year Ended February 28, 2003
	(in thousands)
Total revenues:
United States	$2,049,027	$941,010	$1,272,622	$2,455,450
Bermuda	202,188	139,727	325,791	411,114
United Kingdom	156,008	117,053	177,461	96,524
Other	72,189	58,323	98,425	83,011

Total	$2,479,412	$1,256,113	$1,874,299	$3,046,099

	As of February 28, 2005	As of February 29, 2004
	(in thousands)
Long-lived assets:
United States	$32,417	$35,661
Bermuda	1,318	1,900
United Kingdom	4,979	2,004
Other	5,157	4,786

Total	$43,871	$44,351

        No single customer accounted for greater than 10% of total revenues in the seven months ended February 28, 2005, the five months ended August 5, 2004 and the years ended February 29, 2004 and February 28, 2003.

        For segment reporting purposes, long lived assets comprise furniture, equipment and leasehold improvements.

NOTE S—SUBSEQUENT EVENTS

        On March 15, 2005, the Group amended its New Senior Credit Facility (the "Amended Credit Facility"). Under the Amended Credit Facility, the Secured term loan bears interest at the Group's choice of the Eurodollar Rate or Base Rate plus an applicable margin based on the Debt Ratings (as defined).

        Refco Group Ltd., LLC has issued 9% Senior Subordinated Notes due 2012 (the "Exchange Notes") in exchange for all New Notes, and has filed a Form S-4 exchange offer registration statements whereby holders of the New Notes will receive Exchange Notes which have been registered under the Securities Act of 1933, as amended, having terms substantially identical in all material aspects to the New Notes. The Form S-4 exchange offer registration statement was declared effective on April 8, 2005.

        In April 2005, the Board of Directors of Refco Inc., a newly-formed Delaware corporation, approved the filing with the SEC of a registration statement on Form S-1 in connection with the proposed initial public offering (the "Offering") of its common stock. Immediately prior to consummation of the Offering, the Company's existing members will contribute all of their Class A and

Class B units in the Company to Refco Inc. in exchange for shares of common stock of Refco Inc. As a result, Refco Inc. will own all of the outstanding membership interests in the Company. There can be no assurance that the Offering will be consummated.

        Refco Inc. is a Delaware "C" corporation, and as such will be subject to federal and state income taxes. Deferred tax assets and liabilities will be recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities will be measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

The following paragraphs are unaudited:

        In April 2005, the Group acquired the customer accounts and related business operations of The League Corp. for approximately $11.2 million with an additional contingent payment based on performance to be made after the one-year period ended January 31, 2006.

        Refco Trading Services (UK) Ltd., a wholly owned subsidiary of the Company, made a cash offer to the existing shareholders of EasyScreen plc ("EasyScreen") for £15.525 per share. This offer values the entire share capital of EasyScreen at approximately £14.8 million. The offer closed on May 31, 2005, and as of that date, the Company owned 95.3% of the outstanding ordinary share capital of EasyScreen.

        In June 2005, the Group entered into a definitive agreement to acquire the global brokerage operations of Cargill Investor Services for $208.0 million in cash and a future contingent cash payment of between $67.0 million and $192.0 million, based on the performance of the acquired operations.

NOTE T—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        The following information sets forth the Group's condensed consolidating financial statements as of February 28, 2005 and February 29, 2004 and for each of the three years in the period ended February 28, 2005. New Refco refers to New Refco Group Ltd., LLC as parent of Refco Group Ltd., LLC, and Refco Group refers to Refco Group Ltd., LLC as issuer of the senior subordinated notes.

Condensed consolidating balance sheet

	February 28, 2005
	New Refco	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Cash and cash equivalents	$—	$—	$29,429	$493,192	$—	$522,621
Cash and securities segregated under federal and other regulations
Cash and cash equivalents	—	—	—	1,102,539	—	1,102,539
Securities purchased under agreements to resell	—	—	—	58,650	—	58,650
Securities purchased under agreements to resell	—	—	—	34,548,479	(4,312,608)	30,235,871
Deposits with clearing organizations and others	—	—	6,348	3,409,003	(975,698)	2,439,653
Receivables from securities borrowed	—	—	—	3,128,304	—	3,128,304
Receivables from broker-dealers, clearing organizations and customers, net of reserves	—	125,796	3,298,520	6,508,245	(5,854,262)	4,078,299
Securities owned, at market value or fair value	—	—	341	5,990,649	(396,193)	5,594,797
Investment in and advances to subsidiaries	152,750	2,472,182	907,702	—	(3,532,634)	—
Goodwill, identifiable intangible assets and other assets	—	92,852	365,745	1,394,157	(248,139)	1,604,615

Total assets	$152,750	$2,690,830	$4,608,085	$56,633,218	$(15,319,534)	$48,765,349

Liabilities
Short-term borrowings, including current portion of long-term borrowings		$8,000	$—	$24,628	$—	$32,628
Securities sold under agreements to repurchase		—	—	33,001,115	(4,375,212)	28,625,903
Payable from securities loaned	—	—	—	3,028,933	—	3,028,933
Payable to broker-dealers and clearing organizations		—	6,093	1,122,507	(387,478)	741,122
Payable to customers		1,237,776	3,601,764	8,603,429	(6,595,411)	6,847,558
Securities sold, not yet purchased, at market value or fair value		—	351	7,832,671	—	7,833,022
Accounts payable, accrued expenses and other liabilities	2,500	54,304	71,693	195,976	(71,891)	252,582
Long-term borrowings		1,238,000	—	—	—	1,238,000
Subordinated debt		—	—	113,264	(113,264)	—

Total liabilities	2,500	2,538,080	3,679,901	53,922,523	(11,543,256)	48,599,748
Membership interests issued by subsidiary	—	—	—	15,351	—	15,351
Members' equity	150,250	152,750	928,184	2,695,344	(3,776,278)	150,250

Total liabilities and members' equity	$152,750	$2,690,830	$4,608,085	$56,633,218	$(15,319,534)	$48,765,349

Condensed consolidating balance sheet

	February 29, 2004
	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Cash and cash equivalents	$—	$4,477	$311,736	$—	$316,213
Cash and securities segregated under federal and other regulations
Cash and cash equivalents	—	—	1,375,838	—	1,375,838
Securities purchased under agreements to resell	—	—	55,061	—	55,061
Securities purchased under agreements to resell	—	—	25,009,575	(2,035,267)	22,974,308
Deposits with clearing organizations and others	—	654	2,807,990	(976,879)	1,831,765
Receivables from securities borrowed	—	—	1,808,566	—	1,808,566
Receivables from broker-dealers, clearing organizations and customers, net of reserves	314,279	1,266,036	3,332,898	(2,817,018)	2,096,195
Receivables from equity members	—	—	210,223	—	210,223
Securities owned, at market value or fair value	—	2,091	2,414,286	(383,842)	2,032,535
Investment in and advances to subsidiaries	1,131,766	1,160,431	—	(2,292,197)	—
Assets of discontinued operations	—	—	276,012	—	276,012
Goodwill, identifiable intangible assets and other assets	58,612	430,084	119,548	(252,788)	355,456

Total assets	$1,504,657	$2,863,773	$37,721,733	$(8,757,991)	$33,332,172

Liabilities
Short-term borrowings, including current portion of long-term borrowings	$68,000	$—	$20,890	$—	$88,890
Securities sold under agreements to repurchase	—	—	26,208,264	(2,445,012)	23,763,252
Payable from securities loaned	—	—	1,867,047	—	1,867,047
Payable to broker-dealers and clearing organizations	—	1	610,632	(26,990)	583,643
Payable to customers	465,681	1,547,382	6,614,220	(3,573,946)	5,053,337
Securities sold, not yet purchased, at market value or fair value	—	2,091	805,394	—	807,485
Liabilities of discontinued operations	—	—	44,878	—	44,878
Accounts payable, accrued expenses and other liabilities	23,392	68,182	143,665	(63,588)	171,651
Long-term borrowings	315,500	—	—	—	315,500
Subordinated debt	16,000	—	109,056	(109,056)	16,000

Total liabilities	888,573	1,617,656	36,424,046	(6,218,592)	32,711,683
Membership interests issued by subsidiary	—	—	4,405	—	4,405
Members' equity	616,084	1,246,117	1,293,282	(2,539,399)	616,084

Total liabilities and members' equity	$1,504,657	$2,863,773	$37,721,733	$(8,757,991)	$33,332,172

Condensed consolidating statement of income

	Period from August 6, 2004 through February 28, 2005
	New Refco	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Revenues
Commissions and brokerage	$—	$—	$2,154	$497,610	$(13,059)	$486,705
Interest	—	3,115	61,711	1,929,705	(177,428)	1,817,103
Principal transactions, net	—	—	43,899	116,931	—	160,830
Asset management and advisory fees	—	—	—	8,801	—	8,801
Other	—	3,348	1,382	5,089	(3,846)	5,973

Total revenues	—	6,463	109,146	2,558,136	(194,333)	2,479,412

Expenses
Commissions and order execution costs	—	—	33,239	338,348	(13,059)	358,528
Interest	—	63,471	63,994	1,815,181	(177,428)	1,765,218
Employee compensation and benefits	—	9,537	12,361	136,567	—	158,465
General, administrative and other	—	19,638	1,544	128,634	(3,846)	145,970

Total expenses	—	92,646	111,138	2,418,730	(194,333)	2,428,181

Equity in net income (loss) of subsidiaries	78,308	164,381	79,290	—	(321,979)	—
Income (loss) before provision for income taxes, income from equity investees and members' interest in losses of subsidiary	78,308	78,198	77,298	139,406	(321,979)	51,231
(Benefit from) provision for income taxes	—	(110)	—	6,360	—	6,250

Income (loss) before income from equity investees and members' interest in losses of subsidiary	78,308	78,308	77,298	133,046	(321,979)	44,981
Income from equity investees	—	—	15,779	799	—	16,578
Members' interest in earnings (losses) of subsidiary	—	—	—	(16,749)	—	(16,749)

Net income (loss)	$78,308	$78,308	$93,077	$150,594	$(321,979)	$78,308

Condensed consolidating statement of income

	Period from March 1, 2004 through August 5, 2004
	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Revenues
Commissions and brokerage	$—	$2,618	$369,810	$(10,408)	$362,020
Interest	5,789	43,382	818,332	(98,790)	768,713
Principal transactions, net	—	17,742	101,493	—	119,235
Asset management and advisory fees	—	—	3,676	—	3,676
Other	639	2,316	1,298	(1,784)	2,469

Total revenues	6,428	66,058	1,294,609	(110,982)	1,256,113

Expenses
Commissions and order execution costs	—	8,727	244,963	(9,681)	244,009
Interest	20,212	47,567	738,378	(99,517)	706,640
Employee compensation and benefits	2,136	7,950	98,442	—	108,528
General, administrative and other	6,964	9,017	83,379	(1,784)	97,576

Total expenses	29,312	73,261	1,165,162	(110,982)	1,156,753

Equity in net income (loss) of subsidiaries	120,863	60,837	—	(181,700)	—
Income (loss) before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary and discontinued operations	97,979	53,634	129,447	(181,700)	99,360
Provision for income taxes	—	—	7,994	—	7,994

Income (loss) before income from equity investees, members' interest in earnings of subsidiary and discontinued operations	97,979	53,634	121,453	(181,700)	91,366
Income from equity investees	—	7,770	575	—	8,345
Members' interest in earnings of subsidiary	—	—	5,771	—	5,771

Income (loss) from continuing operations	97,979	61,404	116,257	(181,700)	93,940
Discontinued operations:
Income from discontinued operations	—	—	7,383	—	7,383
Applicable income tax expense	—	—	3,344	—	3,344

Net income (loss)	$97,979	$61,404	$120,296	$(181,700)	$97,979

Condensed consolidating statement of income

	Year Ended February 29, 2004
	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Revenues
Commissions and brokerage	$—	$5,666	$692,411	$(52,637)	$645,440
Interest	15,037	68,075	1,163,143	(194,560)	1,051,695
Principal transactions, net	—	26,966	138,970	—	165,936
Asset management and advisory fees	—	—	7,527	(272)	7,255
Other	—	4,066	6,261	(6,354)	3,973

Total revenues	15,037	104,773	2,008,312	(253,823)	1,874,299

Expenses
Commissions and order execution costs	—	13,039	439,833	(40,978)	411,894
Interest	40,404	78,831	975,848	(197,409)	897,674
Employee compensation and benefits	4,636	13,869	186,349	—	204,854
General, administrative and other	18,856	14,175	152,819	(15,435)	170,415

Total expenses	63,896	119,914	1,754,849	(253,822)	1,684,837

Equity in net income (loss) of subsidiaries	236,015	241,200	—	(477,215)	—
Income (loss) before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary and discontinued operations	187,156	226,059	253,463	(477,216)	189,462
Provision for income taxes	—	—	11,687	—	11,687

Income (loss) before income from equity investees, members' interest in earnings of subsidiary and discontinued operations	187,156	226,059	241,776	(477,216)	177,775
Income from equity investees	—	10,609	935	—	11,544
Members' interest in earnings of subsidiary	—	—	1,273	—	1,273

Income (loss) from continuing operations	187,156	236,668	241,438	(477,216)	188,046
Discontinued operations:
Loss from discontinued operations	—	—	(401)	—	(401)
Applicable income tax expense	—	—	489	—	489

Net income (loss)	$187,156	$236,668	$240,548	$(477,216)	$187,156

Condensed consolidating statement of income

	Year Ended February 28, 2003
	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Revenues
Commissions and brokerage	$—	$6,278	$598,999	$(33,757)	$571,520
Interest	34,908	100,795	2,567,476	(315,840)	2,387,339
Principal transactions, net	—	6,275	76,279	—	82,554
Asset management and advisory fees	—	—	5,833	(5,710)	123
Other	5,007	4,087	56,423	(60,954)	4,563

Total revenues	39,915	117,435	3,305,010	(416,261)	3,046,099

Expenses
Commissions and order execution costs	—	4,991	413,432	(33,048)	385,375
Interest	46,667	95,267	2,358,053	(317,641)	2,182,346
Employee compensation and benefits	6,479	12,085	162,398	—	180,962
General, administrative and other	60,850	3,687	143,619	(65,571)	142,585

Total expenses	113,996	116,030	3,077,502	(416,260)	2,891,268

Equity in net income (loss) of subsidiaries	214,200	182,183	—	(396,383)	—
Income (loss) before provision for income taxes, dividends on preferred securities issued by subsidiaries, income from equity investees and discontinued operations	140,119	183,588	227,508	(396,384)	154,831
Provision for income taxes	—	—	1,223	—	1,223

Income (loss) before dividends on preferred securities issued by subsidiaries, income from equity investees and discontinued operations	140,119	183,588	226,285	(396,384)	153,608
Dividends on preferred securities issued by subsidiary	—	15,576	—	—	15,576
Income from equity investees	—	1,673	—	—	1,673

Income (loss) from continuing operations	140,119	169,685	226,285	(396,384)	139,705
Discontinued operations:
Income from discontinued operations	—	—	1,151	—	1,151
Applicable income tax expense	—	—	737	—	737

Net income (loss)	$140,119	$169,685	$226,699	$(396,384)	$140,119

Condensed consolidating statement of cash flows

	Period from August 6, 2004 through February 28,2005
	New Refco	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Net cash generated from operating activities	$2,500	$122,637	$40,089	$225,956	$—	$391,182
Cash flows from investing activities
Payment of acquisition fees	—	(46,989)	—	—	—	(46,989)
Acquisition of businesses, net of cash acquired	—	—	(17,225)	—	—	(17,225)

Net cash used in investing activities	—	(46,989)	(17,225)	—	—	(64,214)

Cash flows from financing activities
Proceeds from new borrowings	—	1,400,000	—	—	—	1,400,000
Repayment of long-term borrowings	—	(539,436)	—	—	—	(539,436)
Payment to former shareholders	—	(19,815)	—	—	—	(19,815)
Payment to former shareholder for sale of interest in predecessor	—	(861,749)	—	—	—	(861,749)
Payment of deferred financing costs	—	(43,648)	—	—	—	(43,648)
Purchase of Class A Units	(2,500)	—	—	—	—	(2,500)
Withdrawals of interests by members of subsidiary	—	—	—	28,815	—	28,815
Capital withdrawals	—	(11,000)	—	—	—	(11,000)

Net cash (used in) generated from financing activities	(2,500)	(75,648)	—	28,815	—	(49,333)

Net increase in cash and cash equivalents	—	—	22,864	254,771	—	277,635
Cash and cash equivalents, beginning of period	—	—	6,565	238,421	—	244,986

Cash and cash equivalents, end of period	$—	$—	$29,429	$493,192	$—	$522,621

	Period from March 1, 2004 through August 5, 2004
	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Net cash generated from (used in) operating activities	$590,536	$567	$(62,241)	$—	$528,862
Cash flows from investing activities
Distribution of cash in Asset Management business	—	—	(24,457)	—	(24,457)
Payment of acquisition fees	(3,536)	—	—	—	(3,536)

Net cash used in investing activities	(3,536)	—	(24,457)	—	(27,993)

Cash flows from financing activities
Repayment of long-term borrowings	(37,000)	—	—	—	(37,000)
Distribution of cash	(550,000)	—	—	—	(550,000)
Withdrawals of interests by members of subsidiary	—	—	(6,891)	—	(6,891)

Net cash used in financing activities	(587,000)	—	(6,891)	—	(593,891)

Net cash used in discontinued operations	—	—	21,795	—	21,795

Net increase (decrease) in cash and cash equivalents	—	567	(71,794)	—	(71,227)
Cash and cash equivalents, beginning of period	—	5,998	310,215	—	316,213

Cash and cash equivalents, end of period	$—	$6,565	$238,421	$—	$244,986

	Year Ended February 29, 2004
	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Net cash generated from operating activities	$387,774	$23,682	$316,449	$—	$727,905
Cash flows from investing activities
Acquisition of businesses, net of cash acquired	—	(23,219)	(95,711)	—	(118,930)

Net cash used in investing activities	—	(23,219)	(95,711)	—	(118,930)
Cash flows from financing activities
Repayment of long-term borrowings	(68,000)	—	—	—	(68,000)
Payment for redemption of preferred securities issued by subsidiaries	(199,774)	—	—	—	(199,774)
Net contributions to membership interest issued by subsidiary	—	—	3,132	—	3,132
Capital withdrawals	(120,000)	—	—	—	(120,000)

Net cash (used in) generated from financing activities	(387,774)	—	3,132	—	(384,642)

Net cash used in discontinued operations	—	—	(134,285)	—	(134,285)

Net increase in cash and cash equivalents	—	463	89,585	—	90,048
Cash and cash equivalents, beginning of year	—	4,014	222,151	—	226,165

Cash and cash equivalents, end of year	$—	$4,477	$311,736	$—	$316,213

	Year Ended February 28, 2003
	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Net cash (used in) generated from operating activities	$(54,500)	$1,658	$133,452	$—	$80,610
Cash flows from investing activities
Acquisition of businesses, net of cash acquired	—	—	(3,473)	—	(3,473)

Net cash used in investing activities	—	—	(3,473)	—	(3,473)
Cash flows from financing activities
Issuance of long-term debt	222,500	—	—	—	222,500
Repayment of long-term borrowings	(68,000)	—	—	—	(68,000)
Capital withdrawals	(100,000)	—	—	—	(100,000)

Net cash provided by financing activities	54,500	—	—	—	54,500

Net cash used in discontinued operations	—	—	(50,150)	—	(50,150)

Net increase in cash and cash equivalents	—	1,658	79,829	—	81,487
Cash and cash equivalents, beginning of year	—	2,356	142,322	—	144,678

Cash and cash equivalents, end of year	$—	$4,014	$222,151	$—	$226,165

NOTE U—QUARTERLY SUPPLEMENTAL INFORMATION

       The following represents the Group's unaudited quarterly results for the years ended February 28, 2005 and February 29, 2004. These quarterly results were prepared in accordance with U.S. generally accepted accounting principles and reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results.

	Year Ended February 28, 2005
	First	Second(1)	Third	Fourth
	(unaudited) (in thousands)
Total revenues	$657,424	$865,849	$1,071,401	$1,140,851
Net income	59,270	45,173	36,120	35,724
	Year Ended February 29, 2004
	First	Second	Third	Fourth
	(unaudited) (in thousands)
Total revenues	$480,549	$395,204	$447,808	$550,738
Net income	46,360	46,770	47,254	46,772

(1)
Includes the period from June 1, 2004 through August 5, 2004 combined with the period from August 6, 2004 through August 31, 2004.

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(Interim Financial Statements begin on the following page)

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	May 31, 2005	February 28, 2005
	(unaudited)
	(in thousands)
Cash and cash equivalents	$405,029	$522,621
Cash and securities segregated under federal and other regulations:
Cash and cash equivalents	1,053,218	1,102,539
Securities purchased under agreements to resell	67,013	58,650
Securities purchased under agreements to resell	46,551,374	30,235,871
Deposits with clearing organizations and others	2,519,147	2,439,653
Receivables from securities borrowed	2,631,989	3,128,304
Receivables from broker-dealers and clearing organizations	10,770,348	1,996,331
Receivables from customers, net of $62,107 and $61,190 in reserves, respectively	1,807,446	2,081,968
Securities owned, at market or fair value	6,774,039	5,594,797
Memberships in exchanges (market value: May 31, 2005: $58,984, February 28, 2005: $60,566)	36,159	36,638
Goodwill	744,110	716,566
Identifiable intangible assets	595,931	578,702
Other assets	361,388	272,709

Total assets	$74,317,191	$48,765,349

Liabilities
Short-term borrowings, including current portion of long-term borrowings	$144,913	$32,628
Securities sold under agreements to repurchase	43,333,241	28,625,903
Payable from securities loaned	2,458,147	3,028,933
Payable to broker-dealers and clearing organizations	8,444,520	741,122
Payable to customers	7,622,809	6,847,558
Securities sold, not yet purchased, at market or fair value	10,590,379	7,833,022
Accounts payable, accrued expenses and other liabilities	278,149	252,582
Long-term borrowings	1,236,000	1,238,000

Total liabilities	74,108,158	48,599,748
Commitments and contingent liabilities
Membership interests issued by subsidiary and minority interest	23,606	15,351
Members' equity	185,427	150,250

Total liabilities and members' equity	$74,317,191	$48,765,349

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Successor	Predecessor
	Three Months Ended May 31, 2005	Three Months Ended May 31, 2004
	(unaudited) (in thousands)
Revenues
Commissions and brokerage	$244,213	$215,795
Interest	939,471	377,560
Principal transactions, net	114,764	61,200
Asset management and advisory fees	5,559	1,891
Other	8,029	978

Total revenues	1,312,036	657,424

Expenses
Commissions and order execution costs	207,920	142,706
Interest	923,830	344,254
Employee compensation and benefits	74,245	64,570
General, administrative and other	62,263	47,521

Total expenses	1,268,258	599,051

Income before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary, minority interest and discontinued operations	43,778	58,373
Provision for income taxes	4,990	6,330

Income before income from equity investees, members' interest in earnings of subsidiary, minority interest and discontinued operations	38,788	52,043
Income from equity investees	14,182	6,597
Members' interest in earnings of subsidiary and minority interest	10,383	926

Income from continuing operations	42,587	57,714
Discontinued operations:
Income from discontinued operations	—	3,437
Applicable income tax expense	—	1,881

Net income	$42,587	$59,270

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' equity
	Common capital	Other Comprehensive Income	Total
	(unaudited)
	(in thousands)
Balance, February 29, 2004 (predecessor)	$595,398	$20,686	$616,084
Net income	59,270	—	59,270
Currency translation adjustment	—	(4,254)	(4,254)

Balance, May 31, 2004 (predecessor)	$654,668	$16,432	$671,100

Balance, February 28, 2005 (successor)	140,904	9,346	150,250
Net income	42,587	—	42,587
Issuance of Class B Units to employees	559	—	559
Currency translation adjustment	—	(7,969)	(7,969)

Balance, May 31, 2005 (successor)	$184,050	$1,377	$185,427

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Sucessor	Predecessor
	May 31, 2005	May 31, 2004
	(unaudited) (in thousands)
Cash flows from operating activities
Net income	$42,587	$59,270
Income from discontinued operations	—	1,556

Net income from continuing operations	42,587	57,714
Noncash items included in net income
Depreciation and amortization	9,662	6,361
Stock compensation expense	559	—
Members' interest in earnings of subsidiary and minority interest	10,383	926
(Increase) decrease in operating assets
Cash and securities segregated under federal and other regulations:
Cash and cash equivalents	49,321	(60,234)
Securities purchased under agreements to resell	(8,363)	13,230
Restricted cash	—	(500,000)
Securities purchased under agreements to resell	(16,315,503)	(15,980,574)
Deposits with clearing organizations and others	(79,494)	(87,606)
Receivables from securities borrowed	496,315	(1,037,181)
Receivables from broker-dealers and clearing organizations	(8,774,017)	(3,006,915)
Receivables from customers	274,522	(443,286)
Receivables from equity members	—	(13,777)
Securities owned, at market or fair value	(1,179,242)	(865,349)
Memberships in exchanges	479	(75)
Other assets	(126,013)	12,713
Increase (decrease) in operating liabilities
Short-term borrowings, including current portion of long-term borrowings	112,285	(20,890)
Securities sold under agreements to repurchase	14,707,338	17,857,323
Payable from securities loaned	(570,786)	809,225
Payable to broker-dealers and clearing organizations	7,703,398	1,797,426
Payable to customers	775,251	612,510
Securities sold, not yet purchased, at market or fair value	2,757,357	569,003
Accounts payable, accrued expenses and other liabilities	17,598	14,264

Net cash used in operating activities	(96,363)	(265,192)

Cash flows from investing activities
Acquisition of businesses, net of cash acquired	(17,101)	—

Net cash used in investing activities	(17,101)	—

Cash flows from financing activities
Repayment of long-term borrowings	(2,000)	—
Net withdrawals to membership interests issued by subsidiary	(2,128)	(4,876)

Net cash used in financing activities	(4,128)	(4,876)

Net cash provided by discontinued operations	—	151,315

Net decrease in cash and cash equivalents	(117,592)	(118,753)
Cash and cash equivalents, beginning of period	522,621	316,213

Cash and cash equivalents, end of period	405,029	197,460

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—ORGANIZATION

        New Refco Group Ltd., LLC (the "Company" or "Successor") is a limited liability company under the laws of the State of Delaware. The consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, the "Group"). The Group is a diversified financial services organization and is among the leading firms in its futures and options brokerage operations. In addition to its futures and options activities, the Group provides fund management and administrative services and is also a substantial broker of cash market products, including government securities, foreign exchange and foreign exchange options, international equities and emerging markets debt. The Group's worldwide headquarters in New York are complemented by a network of U.S. and international offices.

        The Group's principal operating subsidiaries comprise Refco Securities, LLC, a registered broker-dealer, Refco, LLC, a registered Futures Commission Merchant and Refco Capital Markets, Ltd., an offshore securities and foreign exchange broker.

The Transactions

        On June 8, 2004, THL Refco Acquisition Partners entered into an equity purchase and merger agreement with Refco Group Ltd., LLC (the "Predecessor" or "Refco Group") Refco Group Holdings, Inc. ("RGHI") and certain other parties, which was amended on July 9, 2004 (the "Purchase Agreement"). The Purchase Agreement provided for a series of transactions that resulted in New Refco Group Ltd., LLC ("New Refco") becoming Refco Group's parent and THL Refco Acquisition Partners and its affiliates and co-investors acquiring a 56.7% interest in the Company, based on a valuation of the Company of $2.3 billion, following the closing of the Transactions on August 5, 2004. THL Refco Acquisition Partners and its affiliates are affiliates of Thomas H. Lee Partners, L.P. Thomas H. Lee Partners, L.P. is a leading private equity firm focused on identifying and acquiring substantial ownership stakes in mid-to large-cap growth companies.

        Prior to the closing date of the Transactions on August 5, 2004, the Group was 90% owned by RGHI, a Delaware corporation. The remaining 10% was owned by BAWAG Overseas, Inc., a third party financial institution.

        Concurrently with the consummation of the Transactions, the Predecessor distributed $550.0 million in cash and other capital distributions and all the equity interests of Forstmann-Leff International Associates, LLC, which upon consummation of the Transactions owned substantially all the assets of the Predecessor's Asset Management business (the "Asset Management Distribution"), to RGHI, an entity wholly owned by Phillip Bennett upon consummation of the Transactions. This distribution did not include the retained assets from the Group's Asset Management Business, Refco Alternative Investments, which have been retained and became part of the Group's Derivatives Brokerage & Clearing business.

        The following unaudited pro forma consolidated summary of operations presents information of the Company as if the Transactions had occurred on March 1, 2004.

Three Months Ended May 31, 2004
(unaudited) (in thousands)
Total revenue	$657,424
Net income	$37,762

        These pro forma results are for illustrative purposes. They do not purport to be indicative of the results of operations that actually would have resulted had the Transactions occurred as of March 1, 2004, or the future results of operations of the Company.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

        The consolidated financial statements include the accounts of the Company and each of its subsidiaries, most of which are wholly owned. Refco Securities, LLC, a subsidiary of the Company, issues non-voting membership interests in the normal course of business. All material intercompany transactions and balances have been eliminated in consolidation.

        20% to 50% owned companies are carried on the equity method and included in "Other Assets."

        The Group consolidates entities deemed to be variable interest entities ("VIEs") when the Group is determined to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation No. 46 Revised (December 2003), Consolidation of Variable Entities ("Interpretation 46 R").

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        These unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim period presented. These adjustments are of a normal, recurring nature. Interim period operating results may not be indicative of the operating results for a full year. These consolidated financial statements should be read in conjunction with the Group's fiscal year-end consolidated financial statements.

Recently issued accounting pronouncement

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt the provisions of SFAS No. 154 beginning in fiscal year 2007. Management believes that the adoption of the provisions of SFAS No. 154 will not have a material impact on the Company's current consolidated financial statements.

NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C—NET CAPITAL REQUIREMENT

        The Company's subsidiary Refco Securities, LLC is subject to the uniform net capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Refco Securities, LLC computes its net capital requirements under the alternative method provided for in the Rule, which requires that Refco Securities, LLC maintain net capital equal to the greater of $250,000 or 2% of aggregate customer related debit items, as defined in SEC Rule 15c3-3. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of May 31, 2005, Refco Securities, LLC had net capital of $62.2 million, which was 11.1% of aggregate debit balances and $49.6 million in excess of required net capital.

        The Company's subsidiary Refco, LLC is subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the subsidiary maintain net capital, as defined. The requirement is equal to the greater of 4% of customer funds required to be segregated/secured pursuant to the Commodity Exchange Act less the market value of certain commodity options, all as defined, or the sum of 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk maintenance margin requirement. The net capital rule also provides that Refco, LLC must maintain adjusted net capital in excess of an early warning level equal to 110% of its net capital requirement. Additionally, the subsidiary is subject to certain restrictions in reductions in capital, as defined. As of May 31, 2005, Refco, LLC had net capital of $354.5 million, which was $167.7 million in excess of required net capital.

NOTE D—PRINCIPAL TRANSACTIONS, NET

        The Group, as a broker of derivative products, enters into contractual commitments, as a principal, involving forward settlement. The Group generally enters into offsetting contracts to achieve economic hedges, which result in a profit spread for the Group. Both the contractual commitment and the offsetting contract are recorded at fair value. The Group does not apply hedge accounting as defined in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and all offsetting contracts are marked to market and included in the Consolidated Statements of Income. Both realized and unrealized gains and losses are recognized and recorded in the consolidated statements of income under "Principals transactions, net" as follows:

	Three Months Ended May 31, 2005			Three Months Ended May 31, 2004
	Net			Net
	Realized Gains (Losses)	Unrealized Gains (Losses)	Total Gains (Losses)	Realized Gains (Losses)	Unrealized Gains (Losses)	Total Gains (Losses)
	(unaudited) (in thousands)
Foreign currency forwards	$24,615	$17,240	$41,855	$2,643	$3,399	$6,042
Futures	(12,349)	29,640	17,291	16,145	19,230	35,375
Options	7,312	(4,044)	3,268	4,107	2,591	6,698
Treasury notes	72,585	(20,130)	52,455	19,023	(5,903)	13,120
Bonds	4,484	(10,210)	(5,726)	1,932	(2,398)	(466)
Other	(29)	5,650	5,621	745	(314)	431

Total	$96,618	$18,146	$114,764	$44,595	$16,605	$61,200

        The following table shows the gross notional or contractual amounts of derivatives held by the Group.

	As of May 31, 2005		As of February 28, 2005
	Notional	Fair Value	Notional	Fair Value
	(unaudited)
	(in thousands)
Forward currency contracts	$110,108,090	$6,999	$79,683,493	$(5,382)
Swap contracts	45,258	(705)	30,056	(3,199)
Option contracts sold or written	13,406,921	(273,016)	19,125,420	(352,428)
Option contracts purchased	10,743,001	278,363	14,478,439	370,410
Exchange-traded futures	15,541,937	22,473	14,246,658	(1,873)

Total	$149,845,207	$34,114	$127,564,066	$7,528

NOTE E—COMMITMENTS AND CONTINGENCIES

Commitments

        The Group occupies offices in various locations under operating leases expiring through 2014. Future minimum rental payments required under significant leases for premises, excluding any escalation adjustments, are as follows (in thousands):

Fiscal period
Nine months ended 2006	$8,793
2007	11,631
2008	12,073
2009	8,051
2010	7,578
Thereafter	19,674

$67,800

        The Group's rent expense for the three months ended May 31, 2005 and 2004 was $3.3 million and $2.5 million, respectively.

        The Company has commitments to enter into certain forward repurchase and forward reverse repurchase agreements of $51.3 billion and $49.0 billion as of May 31, 2005 and February 28, 2005, respectively.

Purchase Commitments

        On June 10, 2003, the Group acquired 50% of the shares of the Friedberg Mercantile Group ("FMG"), a registered broker/investment dealer. The Group has a commitment to purchase the remaining 50% of FMG's shares at June 10, 2008 for a maximum price of $17.5 million.

Lines of Credit

        The Company's subsidiary Refco Capital, LLC has a $20.0 million credit facility, pursuant to which Refco Capital, LLC provides financing to fund the margin requirements of certain commercial customers who maintain futures trading accounts with certain of the Company's subsidiaries. Advances under this facility are secured by Refco Capital, LLC's security interest in the customer's rights to payments arising from these accounts. As of May 31, 2005, the Company had no outstanding indebtedness under this facility.

        Refco Securities, LLC has two lines of credit with Euroclear Bank S.A./N.V. in the aggregate amount of $550.0 million for the purpose of settling intra-day transactions and, if necessary, financing positions overnight. As of May 31, 2005, no amounts were outstanding under these facilities.

        The Company's subsidiaries Refco Singapore Pte. Ltd. and Refco Investment Services Pte Ltd. (Singapore) have facilities to assist with working capital requirements. The aggregate amount available under these facilities is approximately $29.0 million, Refco Group has guaranteed its subsidiaries' obligations under these facilities. As of May 31, 2005, the Company had no outstanding indebtedness under these facilities.

        In addition, several of the Company's subsidiaries have facilities with various financial institutions to, among other things, provide credit support to some of the Company's customers, satisfy minimum exchange and clearing house collateral requirements and provide stock financing in exchange-approved warehouses. The total availability under these facilities is approximately $496.2 million. Refco Group has guaranteed all of its subsidiaries' obligations under these facilities, with the exception of one $10.0 million facility. As of May 31, 2005, letters of credit in the aggregate amount of approximately $1.1 million were outstanding under these facilities.

Contingencies

        In the ordinary course of business, the Group has been named as a party to both litigation and administrative proceedings, certain of which are described below.

        On March 1, 2005, Trading Technologies International, Inc. ("Trading Technologies") filed an action against Refco Group, Refco, LLC and Refco EasySolutions, LLC (collectively, the "Refco parties") in the U.S. District Court for the Northern District of Illinois, Eastern Division, alleging that the Refco parties infringed upon certain patents owned by Trading Technologies relating to electronic trading software. In its complaint, Trading Technologies demanded a preliminary and permanent injunction against the Refco parties, as well as unspecified damages and costs. The Refco parties filed certain counterclaims for breach of contract and attempted monopolization and an affirmative defense of patent misuse. On May 20, 2005, Trading Technologies filed a motion to dismiss these counterclaims and affirmative defense. On June 17, 2005, the Refco parties filed a response to the motion to dismiss, which is pending. On July 15, 2005, Trading Technologies terminated certain licensing agreements with the Refco parties.

        Certain of the Group's subsidiaries have been named in a legal proceeding in which the plaintiffs, two hedge funds and their investment managers, alleged that the subsidiaries breached a customer agreement governing the plaintiffs' margin account when they required the plaintiffs to increase the value of collateral securing a margin loan from 60% to 100% in September 1998.

        On September 15, 2003, the Supreme Court of the State of New York granted the Group's motion for summary judgment on six of the seven claims and dismissed those claims with prejudice. By Order dated March 16, 2004, the appellate court (Appellate Division, First Department) affirmed the trial court's decision. On May 11, 2004, the trial court granted the Group's motion to bifurcate the trial of liability from any trial on damages. The remaining claim of liability was tried before a jury in June 2004.

        On June 17, 2004, the jury returned a verdict in favor of the plaintiff's claim as to the Group's liability. The Group moved the trial court (a) for judgment in favor of the Group as a matter of law, (b) to set aside the verdict and (c)(i) to direct entry of judgment for the Group as a matter of law, or (ii) in the alternative, to order a new trial on plaintiffs' second cause of action. By memorandum decision and order dated March 3, 2005, the trial court granted the Group's post-trial motion to set aside the jury verdict as against the weight of the evidence and ordered a new trial. The plaintiff filed a notice of appeal of the order and the Group filed a notice of cross appeal. The plaintiff perfected its notice of appeal on July 11, 2005 and the appeals will be fully briefed by August 29, 2005. The court scheduled a pre-trial conference for August 12, 2005. The parties are scheduled to attend a mediation session on July 26, 2005.

        After consultation with legal counsel, management believes that it is not probable that a material loss will result from the final verdict. The Group raised its margin requirements to 100% and/or terminated plaintiffs' financing on specific bonds and issued resulting margin calls to plaintiffs, who defaulted. The Appellate Division, First Department previously ruled that the Group had the contractual right to terminate margin loans to plaintiffs and thus did not breach any express provision of the customer agreements. The Group believes the sole issue remaining for the jury to determine was whether the Group breached the implied covenant of good faith and fair dealing when it exercised its contractual rights. The Group does not believe it breached the implied covenant when it exercised its contractual rights. Upon retrial, the Group believes the plaintiff will not be able to sustain its burden. Accordingly, the Group has not recorded an accrual for any losses that might arise from the final verdict.

        In 2001, the Division of Enforcement of the SEC commenced an informal investigation into short sales of the stock of Sedona Corporation ("Sedona"). The SEC requested that the Group produce documents relating to any of its accounts that traded in the stock of Sedona. In June 2001, the SEC issued a formal order of investigation into short sales of Sedona stock. In 2002 and 2003, the Group received subpoenas from the SEC and a request for a written statement. Generally, the subpoenas and the request required the production of documents, tapes and information regarding two of the Group's former brokers who handled the account of Amro International, S.A. ("Amro"), one of the Group's former customers which engaged in short sales of Sedona stock, the Group's relationship with Amro and its two principals; other securities traded by Amro; and the Group's record keeping, supervisory and short sale policies and restrictions.

        On May 16, 2005, the Group announced that its subsidiary, Refco Securities, LLC ("Refco Securities"), had received a "Wells Notice" from the SEC arising out of the investigation. The Wells Notice stated that the SEC staff intends to recommend that a civil enforcement action be brought against Refco Securities, alleging violations of Section 17(a) of the Securities Act of 1933, as amended, Sections 10(b) and 17(a) of the Exchange Act of 1934, as amended, and Rules 10b-5, 17a-3 and 17a-4 thereunder, Section 220.8 of Regulation T, Conduct Rule 3370 of the National Association of Securities Dealers, Inc., aiding and abetting violations of Section 15(a) of the Exchange Act of 1934, as amended, and failure to comply with a prior SEC cease and desist order and the Section 21(a) order from the SEC. The Group is in active discussions with the SEC to resolve the matters raised in the investigation and believes that it is near a resolution on all material issues. This settlement likely will involve an injunction against future violations of certain provisions, including anti-fraud provisions, of the federal securities laws, an order to comply with the prior cease and desist order and the Section 21(a) order, an administrative censure, payment of a substantial civil penalty and retention of an independent consultant to review and make recommendations with respect to various business practices and procedures. The Group has recorded a reserve of $5.0 million for this potential settlement.

        Santo C. Maggio, the President and Chief Executive Officer of Refco Securities, also has been in negotiations with the SEC staff, and likewise is near a resolution of certain supervisory matters raised in the investigation. Mr. Maggio, as part of such resolution, is prepared to accept the entry of an administrative order suspending him for a year from any supervisory duties. While complying with the restrictions of such supervisory suspension, Mr. Maggio would continue to work for the Group and Refco Securities in his current capacities.

        Although the Group is working to finalize the terms of these settlements in a formal offer of settlement, the Group believes that the settlements as described above are highly likely and that the SEC staff would recommend such settlements to the SEC Commissioners, whose approval is required. There is no assurance that the Group will reach such settlements on these terms, or at all, or, even if it does, that the SEC Commissioners will approve such settlements. The terms of any final settlements approved by the SEC Commissioners, or any resolution of these matters if the Group or Mr. Maggio is unable to reach a settlement with the SEC, may be materially less favorable than the settlements described above.

        In October 2003, we received a subpoena from the U.S. Attorney's Office for the Southern District of New York, which called for the production of documents we had produced to the SEC. In addition to producing documents in response to the foregoing subpoenas, we have made our employees available to testify before the SEC and to be interviewed by the U.S. Attorneys' office. Refco Securities, LLC has been advised orally that neither it nor Mr. Maggio is currently the subject of the U.S. Attorneys' investigation.

        Since 2002, Gerard Sillam has instituted numerous commercial and criminal actions against Refco entities under the French legal system, which permits private individuals to initiate criminal proceedings. The Group has cooperated with the criminal inquiries, none of which has resulted in any action against any Refco entity or individual. The Group is vigorously defending these actions and believes that Mr. Sillam's claim is without merit. In 2004, Mr. Sillam filed a commercial claim in New York State Supreme Court but then requested and was granted dismissal of the case after the Group removed it to federal court. To the Group's knowledge, no action by Mr. Sillam against any Refco entity is pending in the United States.

        In the opinion of management and where appropriate, in consultation with outside counsel, the resolution of these and other matters will not have a material adverse effect on the consolidated financial condition and results of operations of the Group.

NOTE F—SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS

Short-term borrowings

        The Group obtains short-term borrowings through bank loans. Short-term borrowings also include the portion of long-term borrowings maturing within one year and certain long-term borrowings that may be payable within one year at the option of the holder. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

        Bank loans are generally from major money center banks and are primarily payable on demand. Interest is paid at prevailing short-term market rates. The Group enters into loan agreements with banks, which may be collateralized by letters of credit or other forms of collateral. Generally, the amounts pledged represent the underlying collateral for the Group's receivables from customers.

        Short-term borrowings at May 31, 2005 and February 28, 2005 are set forth below:

	May 31, 2005	February 28, 2005
	(unaudited)
	(in thousands)
Bank loans	$136,913	$24,628
Current portion of long-term borrowings	8,000	8,000

Total	$144,913	$32,628

        The weighted average interest rate on outstanding bank loans, which includes short-term funding and overdrafts, was 4.55% and 3.78% at May 31, 2005 and February 28, 2005, respectively.

        Interest rates paid on short-term borrowings, excluding the current portion of long-term borrowings, ranged from 1.55% to 25.15% and 1.89% to 7.4% for the three months ended May 31, 2005 and the year ended February 28, 2005, respectively.

Long-term borrowings

        Long-term borrowings of $1,244.0 million and $1,246.0 million at May 31, 2005 and February 28, 2005, respectively, consist of the following loans:

	May 31, 2005	February 28, 2005
	(unaudited)
	(in thousands)
New Senior Credit Facility:
Secured Term Loan	$644,000	$646,000
Secured Revolving Loan	—	—
9% Senior Subordinated Notes, due August 1, 2012	600,000	600,000

	1,244,000	1,246,000
Less: Portion included within short-term borrowings	8,000	8,000

	$1,236,000	$1,238,000

        In connection with the Transactions on August 5, 2004, Refco Group entered into a new Senior Credit Facility (the "New Senior Credit Facility"), and issued 9% Senior Subordinated Notes due 2012, a portion of which repaid the outstanding amounts under the old senior notes and the old subordinated loan from a member.

        The New Senior Credit Facility provides for a $75.0 million revolving credit facility in revolving credit loans and letters of credit. The revolving credit facility matures on August 5, 2010. The New

Senior Credit Facility also provides for an $800.0 million secured term loan facility, which was fully drawn immediately after the closing of the Transactions. The secured term loan facility matures on August 5, 2011. In January 2005, Refco Group voluntarily prepaid $150.0 million of borrowings under the secured term loan facility, and available borrowings thereunder were reduced to $648.0 million. On March 15, 2005, Refco Group refinanced and replaced the secured term loan facility with a new secured term loan facility providing for borrowings of up to an aggregate principal amount of $648.0 million.

        None of the revolving credit facility has been drawn as of May 31, 2005. This facility will meet the Group's future needs for working capital and general corporate purposes.

        The New Senior Credit Facility bears interest, at the Group's option, at either the Eurodollar Rate or Base Rate (both as defined), plus an applicable margin. The applicable margin under the revolving credit facility is determined based upon the Leverage Ratio (as defined), as set forth in the following table:

		Applicable Margin
Pricing Level	Leverage Ratio	Eurodollar Rate	Base Rate
1	>5.00:1	2.75%	1.75%
2	>4.50:1 but ≤5.00:1	2.50%	1.50%
3	>4.00:1 but ≤4.50:1	2.00%	1.00%
4	≤4.00:1	1.75%	0.75%

        The applicable margins under the term loan facility are subject to adjustment based on the debt ratings of the senior credit facilities by S&P and Moody's, as set forth in the following table:

		Applicable Margin
Pricing Level	Criteria	Eurodollar Rate	Base Rate
1	rated at least BB- by S&P and Ba3 by Moody's	1.75%	0.75%
2	rated at least BB- by S&P and B1 by Moody's and Level 1 does not apply	2.00%	1.00%
3	if neither Level 1 nor Level 2 applies	2.25%	1.25%

        The weighted average interest rates per annum in effect as of May 31, 2005 for the secured term loan facility was 5.03%. The interest rate payable under the New Senior Credit Facility will increase by 2.00% per annum during the continuance of any payment or bankruptcy event of default.

        The New Senior Credit Facility is also secured by, among other things:

  •
  a first priority security interest in substantially all of the assets of the Company and the Company's non-regulated restricted domestic subsidiaries (other than Refco Finance Inc.), including without limitation, all receivables, contracts, contract rights, equipment, intellectual property, inventory and all other tangible and intangible assets, subject to certain customary exceptions;

  •
  a pledge of (i) all of present and future capital stock of each of Refco Group Ltd., LLC and the Company, the Company's and each guarantor's direct domestic subsidiaries, including regulated domestic subsidiaries held directly by the Company or any guarantor and (ii) 65% of the voting stock of each of the Company and each guarantor's direct foreign subsidiaries; and

  •
  all proceeds and products of the property and assets described above.

        In addition, the New Senior Credit Facility is guaranteed by the Company and the Company's non-regulated restricted domestic subsidiaries.

        On August 5, 2004, the Refco Group Ltd., LLC completed a financing, which consisted of the sale of $600.0 million of 9% Senior Subordinated Notes due 2012 (the "New Notes") pursuant to a private offering. The New Notes bear interest at the rate of 9% per annum, which is payable semi-annually in cash in arrears on February 1 and August 1. The New Notes mature on August 1, 2012. The payment of the principal of, premium, if any, and interest on the New Notes and the payment of any Subsidiary Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Issuers or the relevant Subsidiary Guarantor, as the case may be. Refco Group Ltd., LLC has issued 9% Senior Subordinated Notes due 2012 (the "Notes") in exchange for all New Notes, pursuant to an exchange offer whereby holders of the New Notes received Notes that have been registered under the Securities Act of 1933, as amended, having terms substantially identical in all material aspects to the New Notes, except that the Notes do not contain terms with respect to transfer restrictions.

        At any time prior to August 1, 2007, Refco Group Ltd., LLC may redeem up to 35% of the aggregate principal amount of the Notes at a price of 109.000% in connection with a Designated Offering, as defined. With the exception of a Designated Offering, the Notes are redeemable at the option of Refco Group Ltd., LLC beginning August 1, 2008 at prices decreasing from 104.500% of the principal amount thereof to par on August 1, 2010 and thereafter. Refco Group Ltd., LLC is not required to make mandatory redemption or sinking fund payments with respect to the Notes. Prior to August 1, 2008, Refco Group Ltd., LLC has the option to redeem all, but not less than all, of the Notes at a redemption price equal to 100% of the principal amount of the Notes.

        The indenture for the Notes requires Refco Group Ltd., LLC and its subsidiaries to comply with certain restrictive covenants, including a restriction on dividends; and limitations on the incurrence of indebtedness, certain payments and distributions and sales of Refco Group Ltd., LLC's assets and stock. Refco Group Ltd., LLC was in compliance with all contractual debt commitments as of May 31, 2005 and February 28, 2005, respectively.

        The Notes are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by all of the Company's active domestic non-regulated subsidiaries. The Condensed Consolidating Financial Information in Note K provides additional guarantor/non-guarantor information.

        The table below sets out the maturities of the Group's long-term borrowings (in thousands):

Fiscal period ended:
2006	$6,000
2007	8,000
2008	8,000
2009	8,000
2010	8,000
2011 and thereafter	1,206,000

$1,244,000

        The Group's interest expense for long-term borrowings for each of the three months ended May 31, 2005 and 2004 was $21.7 million and $7.0 million, respectively.

NOTE G—VARIABLE INTEREST ENTITIES

        An entity is subject to Interpretation 46 R and is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. In addition to the VIEs that are consolidated in accordance with Interpretation 46 R, the Group has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. As of May 31, 2005, the Group held variable interests in certain VIEs with respect to which the Group is deemed not to be the primary beneficiary. Those VIEs include several managed futures funds with aggregate net asset value of approximately $511.6 million managed by several of the Company's subsidiaries since April 1, 2003. Several of the Company's subsidiaries earn fixed investment management fees and, in certain cases, incentive fees and other fees from these managed funds. As of May 31, 2005, the Group's maximum exposure to loss from the funds managed by these subsidiaries is not material.

NOTE H—ACQUISITIONS

        In April 2005, the Group acquired the customer accounts and related business operations of The League Corp. for approximately $11.2 million with an additional contingent payment based on performance to be made after the one year period ended January 31, 2006. This acquisition was accounted for as a purchase in conformity with SFAS No. 141, Business Combinations. The Company has assigned $6.7 million to customer relationships and $1.1 million to non-compete agreements based on a preliminary valuation analysis by an independent valuation firm. The customer relationships are amortized on an accelerated basis over a weighted-average economic useful life of nine years, and the non-compete agreements are amortized on a straight-line basis over five years.

        In May 2005, Refco Trading Services (UK) Ltd., a wholly owned subsidiary of the Company, made a cash offer to the shareholders of EasyScreen plc ("EasyScreen") for £15.525 per share, or £12.8 million, which valued the entire share capital of EasyScreen at approximately £14.8 million. EasyScreen is a software development company that designs and markets innovative software for trading on electronic markets. The cash offer closed on May 31, 2005, and as of that date the Company owned 95.3% of EasyScreen's outstanding ordinary share capital. This acquisition was accounted for as a purchase in conformity with SFAS No. 141. Based on an initial estimate to be followed by a valuation from an independent firm, the Company has assigned $15.0 million to technology, which is being amortized on a straight-line basis over an economic useful life of seven years.

NOTE I—SEGMENT REPORTING

        Operating segments are defined as components of an enterprise for which separate financial information is regularly available and evaluated by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

        The Group has reported the results of operations related to Forstmann-Leff International Associates, LLC as discontinued operations. Forstmann-Leff International Associates, LLC was previously disclosed within the Asset Management segment. The Group's remaining operations include two operating segments: (1) Derivatives Brokerage & Clearing; and (2) Prime Brokerage/Capital Markets. The Derivatives Brokerage & Clearing business operations consist of execution and clearing services for global exchange-traded derivatives in electronic and open outcry markets. Prime Brokerage/Capital Markets is focused on offering a variety of securities products consisting of fixed income, equities, foreign exchange and prime brokerage. Segment data has been reclassified to reflect the current segment structure.

        For financial reporting purposes, and to reconcile to the amounts reported in the consolidated financial statements, the Group has established a Corporate & Other non-operating segment. Corporate administration costs are not allocated to the respective segments and are included in Corporate & Other. Eliminations consist of intersegment interest income and interest expense derived in the Group's normal course of business from intercompany funding.

	Derivatives Brokerage & Clearing	Prime Brokerage/ Capital Markets	Corporate & Other	Eliminations	Total
	(in thousands)
Three Months Ended May 31, 2005 (unaudited)
Interest revenue	$76,383	$1,002,355	$3,771	$(143,038)	$939,471
Total revenues	336,566	1,123,811	5,506	(153,847)	1,312,036
Interest expense	50,464	973,328	43,076	(143,038)	923,830
Depreciation and amortization	3,096	3,782	2,784	—	9,662
Income before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary and minority interest	35,539	50,080	(41,841)	—	43,778
As of May 31, 2005 (unaudited)
Total assets	9,866,659	79,581,861	772,274	(15,903,603)	74,317,191
Three Months Ended May 31, 2004 (unaudited)
Interest revenue	$37,438	$381,034	$6,624	$(47,536)	$377,560
Total revenues	263,839	440,653	7,032	(54,100)	657,424
Interest expense	20,135	356,872	15,510	(48,263)	344,254
Depreciation and amortization	3,182	558	2,621	—	6,361
Income before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary, minority interest and discontinued operations	40,865	31,568	(14,060)	—	58,373
As of February 28, 2005
Total assets	9,303,522	50,629,868	716,668	(11,884,709)	48,765,349

Geographic Information

        The Group conducts business in three countries that individually comprise greater than 10% of revenues and long-lived assets within the last three years. The following information provides a reasonable representation of each region's contribution to the consolidated amounts:

	Three Months Ended May 31, 2005	Three Months Ended May 31, 2004
	(unaudited) (in thousands)
Total revenues:
United States	$1,056,306	$502,952
Bermuda	115,112	52,262
United Kingdom	79,386	66,361
Other	61,232	35,849

Total	$1,312,036	$657,424

	As of May 31, 2005	As of February 28, 2005
	(unaudited)
	(in thousands)
Long-lived assets:
United States	$32,041	$32,417
Bermuda	1,302	1,318
United Kingdom	5,965	4,979
Other	8,957	5,157

Total	$48,265	$43,871

NOTE J—SUBSEQUENT EVENTS

        In April 2005, the Board of Directors of Refco Inc., a newly-formed Delaware corporation, approved the filing with the Securities and Exchange Commission of a registration statement on Form S-1 in connection with the proposed initial public offering (the "Offering") of its common stock. Immediately prior to consummation of the Offering, the Company's existing members will contribute all of their Class A and Class B units in the Company to Refco Inc. in exchange for shares of common stock of Refco Inc. As a result, Refco Inc. will own all of the outstanding membership interests in the Company. There can be no assurance that the Offering will be consummated.

        Refco Inc. is a Delaware "C" corporation, and as such is subject to federal and state income taxes. Deferred tax assets and liabilities will be recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities will be measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

        In June 2005, the Group entered into a definitive agreement to acquire the global brokerage operations of Cargill Investor Services for $208.0 million in cash and a future contingent cash payment of between $67.0 million and $192.0 million, based on the performance of the acquired operations.

NOTE K—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        The following information sets forth the Group's condensed consolidating financial statements as of May 31, 2005 and February 28, 2005 and for each of the three months ended May 31, 2005 and 2004. New Refco Group refers to New Refco Group Ltd., LLC as parent of Refco Group Ltd., LLC, and Refco Group refers to Refco Group Ltd., LLC as issuer of the senior subordinated notes.

Condensed consolidating balance sheet

	As of May 31, 2005
	New Refco Group	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(unaudited) (in thousands)
Cash and cash equivalents	$—	$—	$37,714	$367,315	$—	$405,029
Cash and securities segregated under federal and other regulations
Cash and cash equivalents	—	—	—	1,053,218	—	1,053,218
Securities purchased under agreements to resell	—	—	—	67,013	—	67,013
Securities purchased under agreements to resell	—	—	—	53,805,462	(7,254,088)	46,551,374
Deposits with clearing organizations and others	—	—	8,380	3,579,657	(1,068,890)	2,519,147
Receivables from securities borrowed	—	—	—	2,844,780	(212,791)	2,631,989
Receivables from broker-dealers, clearing organizations and customers, net of reserves	—	171,686	3,911,509	14,994,063	(6,499,464)	12,577,794
Securities owned, at market value or fair value	—	—	246	7,285,765	(511,972)	6,774,039
Investment in and advances to subsidiaries	187,927	2,555,130	954,244	—	(3,697,301)	—
Goodwill, identifiable intangible assets and other assets	—	93,368	487,407	1,404,952	(248,139)	1,737,588

Total assets	$187,927	$2,820,184	$5,399,500	$85,402,225	$(19,492,645)	$74,317,191

Liabilities
Short-term borrowings, including current portion of long-term borrowings	$—	$8,000	$—	$136,913	$—	$144,913
Securities sold under agreements to repurchase	—	—	—	50,653,338	(7,320,097)	43,333,241
Payable from securities loaned	—	—	—	2,534,496	(76,349)	2,458,147
Payable to broker-dealers and clearing organizations	—	—	4,806	8,517,177	(77,463)	8,444,520
Payable to customers	—	1,322,444	4,325,821	9,845,731	(7,871,187)	7,622,809
Securities sold, not yet purchased, at market value or fair value	—	—	255	10,590,124	—	10,590,379
Accounts payable, accrued expenses and other liabilities	2,500	65,813	92,167	211,744	(94,075)	278,149
Long-term borrowings	—	1,236,000	—	—	—	1,236,000
Subordinated debt	—	—	—	112,688	(112,688)	—

Total liabilities	2,500	2,632,257	4,423,049	82,602,211	(15,551,859)	74,108,158
Membership interests issued by subsidiary and minority interest	—	—	2,609	20,997	—	23,606
Members' equity	185,427	187,927	973,842	2,779,017	(3,940,786)	185,427

Total liabilities and members' equity	$187,927	$2,820,184	$5,399,500	$85,402,225	$(19,492,645)	$74,317,191

Condensed consolidating balance sheet

	February 28, 2005
	New Refco	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(in thousands)
Cash and cash equivalents	$—	$—	$29,429	$493,192	$—	$522,621
Cash and securities segregated under federal and other regulations
Cash and cash equivalents	—	—	—	1,102,539	—	1,102,539
Securities purchased under agreements to resell	—	—	—	58,650	—	58,650
Securities purchased under agreements to resell	—	—	—	34,548,479	(4,312,608)	30,235,871
Deposits with clearing organizations and others	—	—	6,348	3,409,003	(975,698)	2,439,653
Receivables from securities borrowed	—	—	—	3,128,304	—	3,128,304
Receivables from broker-dealers, clearing organizations and customers, net of reserves	—	125,796	3,298,520	6,508,245	(5,854,262)	4,078,299
Securities owned, at market value or fair value	—	—	341	5,990,649	(396,193)	5,594,797
Investment in and advances to subsidiaries	152,750	2,472,182	907,702	—	(3,532,634)	—
Goodwill, identifiable intangible assets and other assets	—	92,852	365,745	1,394,157	(248,139)	1,604,615

Total assets	$152,750	$2,690,830	$4,608,085	$56,633,218	$(15,319,534)	$48,765,349

Liabilities
Short-term borrowings, including current portion of long-term borrowings		$8,000	$—	$24,628	$—	$32,628
Securities sold under agreements to repurchase		—	—	33,001,115	(4,375,212)	28,625,903
Payable from securities loaned	—	—	—	3,028,933	—	3,028,933
Payable to broker-dealers and clearing organizations		—	6,093	1,122,507	(387,478)	741,122
Payable to customers		1,237,776	3,601,764	8,603,429	(6,595,411)	6,847,558
Securities sold, not yet purchased, at market value or fair value		—	351	7,832,671	—	7,833,022
Accounts payable, accrued expenses and other liabilities	2,500	54,304	71,693	195,976	(71,891)	252,582
Long-term borrowings		1,238,000	—	—	—	1,238,000
Subordinated debt		—	—	113,264	(113,264)	—

Total liabilities	2,500	2,538,080	3,679,901	53,922,523	(11,543,256)	48,599,748
Membership interests issued by subsidiary and minority interest	—	—	—	15,351	—	15,351
Members' equity	150,250	152,750	928,184	2,695,344	(3,776,278)	150,250

Total liabilities and members' equity	$152,750	$2,690,830	$4,608,085	$56,633,218	$(15,319,534)	$48,765,349

Condensed consolidating statement of income

	Three Months Ended May 31, 2005
	New Refco Group	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(unaudited)
	(in thousands)
Revenues
Commissions and brokerage	$—	$—	$1,112	$252,109	$(9,008)	$244,213
Interest	—	1,962	49,582	1,030,965	(143,038)	939,471
Principal transactions, net	—	—	30,100	84,664	—	114,764
Asset management and advisory fees	—	—	—	5,559	—	5,559
Other	—	1,725	2,706	5,399	(1,801)	8,029

Total revenues	—	3,687	83,500	1,378,696	(153,847)	1,312,036

Expenses
Commissions and order execution costs	—	—	21,941	194,987	(9,008)	207,920
Interest	—	36,821	53,342	976,705	(143,038)	923,830
Employee compensation and benefits	—	2,516	5,557	66,172	—	74,245
General, administrative and other	—	1,699	1,660	60,705	(1,801)	62,263

Total expenses	—	41,036	82,500	1,298,569	(153,847)	1,268,258

Equity in net income (loss) of subsidiaries	42,587	80,541	43,373	—	(166,501)	—
Income (loss) before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary and minority interest	42,587	43,192	44,373	80,127	(166,501)	43,778
Provision for income taxes	—	605	—	4,385	—	4,990

Income (loss) before income from equity investees, members' interest in earnings of subsidiary and minority interest	42,587	42,587	44,373	75,742	(166,501)	38,788
Income from equity investees	—	—	13,442	740	—	14,182
Members' interest in earnings of subsidiary and minority interest	—	—	—	10,383	—	10,383

Net income	$42,587	$42,587	$57,815	$66,099	$(166,501)	$42,587

Condensed consolidating statement of income

	Three Months Ended May 31, 2004
	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(unaudited) (in thousands)
Revenues
Commissions and brokerage	$—	$1,893	$219,732	$(5,830)	$215,795
Interest	5,919	22,932	396,245	(47,536)	377,560
Principal transactions, net	—	12,970	48,230	—	61,200
Asset management and advisory fees	—	1,702	189	—	1,891
Other	369	1,334	9	(734)	978

Total revenues	6,288	40,831	664,405	(54,100)	657,424

Expenses
Commissions and order execution costs	—	4,978	142,831	(5,103)	142,706
Interest	12,273	28,924	351,320	(48,263)	344,254
Employee compensation and benefits	1,025	4,925	58,620	—	64,570
General, administrative and other	4,536	7,456	36,263	(734)	47,521

Total expenses	17,834	46,283	589,034	(54,100)	599,051

Equity in net income (loss) of subsidiaries	70,816	70,146	—	(140,962)	—
Income (loss) before provision for income taxes, income from equity investees, members' interest in earnings of subsidiary, minority interest and discontinued operations	59,270	64,694	75,371	(140,962)	58,373
Provision for income taxes	—	—	6,330	—	6,330

Income (loss) before income from equity investees, members' interest in earnings of subsidiary, minority interest and discontinued operations	59,270	64,694	69,041	(140,962)	52,043
Income from equity investees	—	6,209	388	—	6,597
Members' interest in earnings of subsidiary and minority interest	—	—	926	—	926

Income (loss) from continuing operations	59,270	70,903	68,503	(140,962)	57,714
Discontinued operations:
Income from discontinued operations	—	—	3,437	—	3,437
Applicable income tax expense	—	—	1,881	—	1,881

Net income	$59,270	$70,903	$70,059	$(140,962)	$59,270

Condensed consolidating statement of cash flows

	Three Months Ended May 31, 2005
	New Refco Group	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(unaudited)
	(in thousands)
Net cash generated from (used in) operating activities	$—	$2,000	$8,285	$(106,648)	$—	$(96,363)
Cash flows from investing activities
Acquisition of businesses, net of cash acquired	—	—	—	(17,101)	—	(17,101)

Net cash used in investing activities	—	—	—	(17,101)	—	(17,101)

Cash flows from financing activities
Repayment of long-term borrowings	—	(2,000)	—	—	—	(2,000)
Withdrawals of interests by members of subsidiary	—	—	—	(2,128)	—	(2,128)

Net cash used in financing activities	—	(2,000)	—	(2,128)	—	(4,128)

Net increase (decrease) in cash and cash equivalents	—	—	8,285	(125,877)	—	(117,592)
Cash and cash equivalents, beginning of period	—	—	29,429	493,192	—	522,621

Cash and cash equivalents, end of period	$—	$—	$37,714	$367,315	$—	$405,029

	Three Months Ended May 31, 2004
	Refco Group	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation Adjustments	Consolidation Totals
	(unaudited)
	(in thousands)
Net cash generated from (used in) operating activities	$—	$14,715	$(279,907)	$—	$(265,192)
Cash flows from financing activities
Withdrawals of interests by members of subsidiary	—	—	(4,876)	—	(4,876)

Net cash used in financing activities	—	—	(4,876)	—	(4,876)

Net cash generated from discontinued operations	—	—	151,315	—	151,315

Net increase (decrease) in cash and cash equivalents	—	14,715	(133,468)	—	(118,753)
Cash and cash equivalents, beginning of period	—	4,477	311,736	—	316,213

Cash and cash equivalents, end of period	$—	$19,192	$178,268	$—	$197,460

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NYSE listing fee.

SEC Registration Fee	$71,209
NASD Filing Fee	60,875
NYSE Listing Fee	250,000
Printing Costs	650,000
Legal Fees and Expenses	1,400,000
Accounting Fees and Expenses	2,000,000
Blue Sky Fees and Expenses	5,000
Transfer Agent and Registrar Fees	20,000
Miscellaneous	3,916

Total	$4,461,000

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

        Article Sixth of the Registrant's Certificate of Incorporation provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant's request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

        As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, pursuant to Section 102(b)(7) of the Delaware General Corporation Law each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of Stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

        The Registrant has entered into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Registrant or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Registrant to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

        The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions and to purchase directors' and officers' liability insurance.

        In addition to the foregoing, the Underwriting Agreement contains certain provisions by which the Underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, each officer of the Registrant who signs the Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

        At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

        Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

        Generally, Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable to the corporation unless the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses. To the extent that person has been successful in the defense of any matter, that person shall be indemnified against expenses actually and reasonably incurred by him.

        The Registrant maintains insurance policies insuring each of its directors and officers against certain civil liabilities, including liabilities under the Securities Act.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        The Registrant was incorporated on March 17, 2005 under the laws of the State of Delaware. The Registrant has made no sales of unregistered securities. Immediately prior to the public offering of the Registrant's common stock, par value $0.001 per share (the "Common Stock") contemplated by the prospectus included in this Registration Statement, the Registrant intends to undertake a recapitalization involving the following issuances of unregistered securities:

  •
  The Registrant will merge with and into certain holders of Class A member interests in New Refco, with the Registrant as the surviving entity, pursuant to such mergers, the Registrant will issue an aggregate of 58,878,287 shares of Common Stock to the parent entities of such holders, each of which is an "accredited investor" within the meaning of Rule 501 under the Securities Act, in exchange for all of the common and preferred stock of such holders, in each case under Regulation D under the Securities Act;

  •
  The Registrant will issue an aggregate of 52,353,016 shares of Common Stock to other holders of Class A member interests in New Refco, each of which is an accredited investor, in exchange for the contribution to the Registrant of all such Class A member interests held by such entities, in each case under Regulation D under the Securities Act;

  •
  The Registrant will issue an aggregate of 242,228 shares of Common Stock to officers of the Registrant who are accredited investors and hold Class A member interests in New Refco in exchange for a contribution of all such Class A member interests held by such individuals, in each case under Regulation D under the Securities Act; and

  •
  The Registrant's officers, directors and employees who hold Class B member interests in New Refco will contribute all such interests to the Registrant, in exchange for which the Registrant will issue an aggregate of 3,768,697 shares of Common Stock, in each case under Rule 701 under the Securities Act.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

Exhibit	Name of Exhibit
*1.1	Form of Underwriting Agreement.
†3.1	Certificate of Incorporation of Refco Inc.
†3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect after the closing of the offering made under this Registration Statement.
†3.3	By-laws of Refco Inc.
†3.4	Form of Amended and Restated By-laws of the Registrant to be in effect after the closing of the offering made under this Registration Statement.
4.1	Specimen Common Stock Certificate.
†4.2	Indenture, dated as of August 5, 2004, among Refco Group Ltd., LLC, Refco Finance Inc. and Wells Fargo Bank, National Association, as trustee.
†4.3
First Supplemental Indenture, dated as of August 5, 2004, among Refco Group Ltd., LLC, Refco Finance Inc., the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Assocation, as trustee.

†4.4
Registration Rights Agreement, dated as of August 5, 2004, among Refco Finance Holdings LLC, Refco Finance Inc. and Credit Suisse First Boston LLC, Banc of America Securities LLC and Deutsche Bank Securities Inc.
†4.5
Securityholders Agreement, dated as of August 5, 2004, among New Refco Group Ltd., LLC, Refco Group Holdings, Inc., THL Refco Acquisition Partners and certain other Affiliates of Thomas H. Lee Partners, L.P. the Limited Partners or Affiliates of Limited Partners, the Executive Investors and the Employees party thereto.
*4.6	Form of Amended and Restated Securityholders Agreement.
†5.1	Opinion of Weil, Gotshal & Manges LLP.
†10.1	Equity Purchase and Merger Agreement, dated as of June 8, 2004, among Refco Group Ltd., LLC, Refco Group Holdings, Inc., THL Refco Acquisition Partners and Refco Merger LLC.
†10.2	Executive Employment and Non-Competition Agreement, dated as of June 8, 2004, by and between Refco Group Ltd., LLC and Phillip R. Bennett.
†10.3
First Amendment to Equity Purchase and Merger Agreement, dated as of July 9, 2004, among Refco Group Ltd., LLC, Refco Group Holdings, Inc., THL Refco Acquisition Partners, Refco Merger LLC and New Refco Group Ltd., LLC.
†10.4	Executive Employment and Non-Competition Agreement, dated as of June 21, 2004, by and between Refco Group Ltd., LLC and Joseph Murphy.
†10.5	Executive Employment and Non-Competition Agreement, dated as of July 30, 2004, by and between Refco Group Ltd., LLC and William M. Sexton.
†10.6	Executive Employment and Non-Competition Agreement, dated as of July 30, 2004, by and between Refco Group Ltd., LLC and Santo Maggio.
†10.7	Executive Employment and Non-Competition Agreement, dated as of July 30, 2004, by and between Refco Group Ltd., LLC and Dennis Klejna.
†10.8
Credit Agreement, dated as of August 5, 2004, among Refco Finance Holdings LLC, New Refco Group Ltd., LLC, Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer, the other Lenders party thereto, Banc of America Securities LLC, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Deutsche Bank Securities Inc., as Co-Lead Arrangers and Joint Book Running Managers, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Syndication Agent, and Deutsche Bank Securities Inc., as Documentation Agent.
†10.9	Assumption Agreement, dated as of August 5, 2004, made by Refco Group Ltd., LLC, in favor of Bank of America, N.A., as administrative agent.
†10.10	Security Agreement, dated as of August 5, 2004, made by Refco Finance Holdings LLC, New Refco Group Ltd., LLC and the Additional Grantors to Bank of America, N.A., as administrative agent.
†10.11	Security Agreement Supplement, dated August 5, 2004, made by Refco Group Ltd., LLC and Guarantors party thereto to Bank of America, N.A., as administrative agent.
†10.12	Parent Guaranty, dated as of August 5, 2004, made by New Refco Group Ltd., LLC in favor of the Secured Parties named in the Credit Agreement, dated as of August 5, 2004.
†10.13	Subsidiary Guaranty, dated as of August 5, 2004, made by the Guarantors in favor of the Secured Parties named in the Credit Agreement, dated as of August 5, 2004.

†10.14	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and Phillip R. Bennett.
†10.15	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and Joseph Murphy.
†10.16	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and William M. Sexton.
†10.17	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and Santo C. Maggio.
†10.18	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and Dennis A. Klejna.
†10.19	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd., LLC and Robert C. Trosten.
†10.20	Management Agreement, dated as of August 5, 2004, by and between New Refco Group Ltd., LLC, Refco Group Ltd., LLC and THL Managers V, LLC.
†10.21	Escrow Agreement, dated August 5, 2004, among New Refco Group Ltd., LLC, Refco Group Holdings, Inc., THL Refco Acquisition Partners and HSBC Bank USA, National Association.
†10.22	Restricted Unit Agreement, dated as of November 10, 2004, between New Refco Group Ltd., LLC and Leo R. Breitman.
†10.23	Restricted Unit Agreement, dated as of November 10, 2004, between New Refco Group Ltd., LLC and Ronald O' Kelley.
†10.24	Restricted Unit Agreement, dated as of November 19, 2004, between New Refco Group Ltd., LLC and Nathan Gantcher.
†10.25	Executive Employment and Non-Competition Agreement, dated as of December 6, 2004, by and between Refco Group Ltd., LLC and Gerald M. Sherer.
†10.26	Restricted Unit Agreement, dated as of December 6, 2004, between New Refco Group Ltd., LLC and Gerald M. Sherer.
†10.27
Amendment, dated as of March 15, 2005, to the Credit Agreement, dated as of August 5, 2004, among Refco Group Ltd., LLC (successor by merger to Refco Finance Holdings LLC), as borrower, New Refco Group Ltd., LLC, each lender from time to time party thereto, Banc of America Securities LLC, Credit Suisse First Boston, acting through its Cayman Islands branch, and Deutsche Bank Securities Inc., as co-lead arrangers and joint book running managers, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Syndication Agent, Deutsche Bank Securities Inc., as Documentation Agent, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.
†10.28	Form of New Refco Group Ltd., LLC Restricted Unit Agreement.
†10.29	Form of Refco 2005 Stock Incentive Plan.
†10.30	Purchase and Sale Agreement, dated as of June 21, 2005, between Refco Group Ltd., LLC and Cargill, Incorporated.
*10.31	Form of Restricted Stock Agreement.

11.1
Statement re Computation of Per Share Earnings (incorporated by reference to the Notes to the Unaudited Pro Forma Consolidated Financial Statements of Income included in Part I of this Registration Statement).
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP).
†23.2	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
†24.1	Power of Attorney.

*
To be filed by amendment.

†
Previously filed.

(b)    Financial Statement Schedules

    Schedule I—Consolidated Financial Information of New Refco Group Ltd., LLC

    Schedule II—Valuation and Qualifying Accounts and Reserves

ITEM 17.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 25, 2005.

REFCO INC.
By:	/s/ PHILLIP R. BENNETT Name: Phillip R. Bennett Title: President

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ PHILLIP R. BENNETT Phillip R. Bennett	President and Director (Principal Executive Officer)	July 25, 2005
/s/ GERALD M. SHERER Gerald M. Sherer	Treasurer (Principal Financial and Accounting Officer)	July 25, 2005

S-1

EXHIBIT INDEX

Exhibit	Name of Exhibit
*1.1	Form of Underwriting Agreement.
†3.1	Certificate of Incorporation of Refco Inc.
†3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect after the closing of the offering made under this Registration Statement.
†3.3	By-laws of Refco Inc.
†3.4	Form of Amended and Restated By-laws of the Registrant to be in effect after the closing of the offering made under this Registration Statement.
4.1	Specimen Common Stock Certificate.
†4.2	Indenture, dated as of August 5, 2004, among Refco Group Ltd., LLC, Refco Finance Inc. and Wells Fargo Bank, National Association, as trustee.
†4.3
First Supplemental Indenture, dated as of August 5, 2004, among Refco Group Ltd., LLC, Refco Finance Inc., the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee.
†4.4
Registration Rights Agreement, dated as of August 5, 2004, among Refco Finance Holdings LLC, Refco Finance Inc. and Credit Suisse First Boston LLC, Banc of America Securities LLC and Deutsche Bank Securities Inc.
†4.5
Securityholders Agreement, dated as of August 5, 2004, among New Refco Group Ltd., LLC, Refco Group Holdings, Inc., THL Refco Acquisition Partners and certain other Affiliates of Thomas H. Lee Partners, L.P. the Limited Partners or Affiliates of Limited Partners, the Executive Investors and the Employees party thereto.
*4.6	Form of Amended and Restated Securityholders Agreement.
†5.1	Opinion of Weil, Gotshal & Manges LLP.
†10.1	Equity Purchase and Merger Agreement, dated as of June 8, 2004, among Refco Group Ltd., LLC, Refco Group Holdings, Inc., THL Refco Acquisition Partners and Refco Merger LLC.
†10.2	Executive Employment and Non-Competition Agreement, dated as of June 8, 2004, by and between Refco Group Ltd., LLC and Phillip R. Bennett.
†10.3
First Amendment to Equity Purchase and Merger Agreement, dated as of July 9, 2004, among Refco Group Ltd., LLC, Refco Group Holdings, Inc., THL Refco Acquisition Partners, Refco Merger LLC and New Refco Group Ltd., LLC.
†10.4	Executive Employment and Non-Competition Agreement, dated as of June 21, 2004, by and between Refco Group Ltd., LLC and Joseph Murphy.
†10.5	Executive Employment and Non-Competition Agreement, dated as of July 30, 2004, by and between Refco Group Ltd., LLC and William M. Sexton.
†10.6	Executive Employment and Non-Competition Agreement, dated as of July 30, 2004, by and between Refco Group Ltd., LLC and Santo Maggio.
†10.7	Executive Employment and Non-Competition Agreement, dated as of July 30, 2004, by and between Refco Group Ltd., LLC and Dennis Klejna.
†10.8
Credit Agreement, dated as of August 5, 2004, among Refco Finance Holdings LLC, New Refco Group Ltd., LLC, Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer, the other Lenders party thereto, Banc of America Securities LLC, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Deutsche Bank Securities Inc., as Co-Lead Arrangers and Joint Book Running Managers, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Syndication Agent, and Deutsche Bank Securities Inc., as Documentation Agent.

†10.9	Assumption Agreement, dated as of August 5, 2004, made by Refco Group Ltd., LLC, in favor of Bank of America, N.A., as administrative agent.
†10.10	Security Agreement, dated as of August 5, 2004, made by Refco Finance Holdings LLC, New Refco Group Ltd., LLC and the Additional Grantors to Bank of America, N.A., as administrative agent.
†10.11	Security Agreement Supplement, dated August 5, 2004, made by Refco Group Ltd., LLC and Guarantors party thereto to Bank of America, N.A., as administrative agent.
†10.12	Parent Guaranty, dated as of August 5, 2004, made by New Refco Group Ltd., LLC in favor of the Secured Parties named in the Credit Agreement, dated as of August 5, 2004.
†10.13	Subsidiary Guaranty, dated as of August 5, 2004, made by the Guarantors in favor of the Secured Parties named in the Credit Agreement, dated as of August 5, 2004.
†10.14	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and Phillip R. Bennett.
†10.15	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and Joseph Murphy.
†10.16	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and William M. Sexton.
†10.17	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and Santo C. Maggio.
†10.18	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd. and Dennis A. Klejna.
†10.19	Restricted Unit Agreement, dated as of August 5, 2004, between New Refco Group Ltd., LLC and Robert C. Trosten.
†10.20	Management Agreement, dated as of August 5, 2004, by and between New Refco Group Ltd., LLC, Refco Group Ltd., LLC and THL Managers V, LLC.
†10.21	Escrow Agreement, dated August 5, 2004, among New Refco Group Ltd., LLC, Refco Group Holdings, Inc., THL Refco Acquisition Partners and HSBC Bank USA, National Association.
†10.22	Restricted Unit Agreement, dated as of November 10, 2004, between New Refco Group Ltd., LLC and Leo R. Breitman.
†10.23	Restricted Unit Agreement, dated as of November 10, 2004, between New Refco Group Ltd., LLC and Ronald O' Kelley.
†10.24	Restricted Unit Agreement, dated as of November 19, 2004, between New Refco Group Ltd., LLC and Nathan Gantcher.
†10.25	Executive Employment and Non-Competition Agreement, dated as of December 6, 2004, by and between Refco Group Ltd., LLC and Gerald M. Sherer.
†10.26	Restricted Unit Agreement, dated as of December 6, 2004, between New Refco Group Ltd., LLC and Gerald M. Sherer.
†10.27
Amendment, dated as of March 15, 2005, to the Credit Agreement, dated as of August 5, 2004, among Refco Group Ltd., LLC (successor by merger to Refco Finance Holdings LLC), as borrower, New Refco Group Ltd., LLC, each lender from time to time party thereto, Banc of America Securities LLC, Credit Suisse First Boston, acting through its Cayman Islands branch, and Deutsche Bank Securities Inc., as co-lead arrangers and joint book running managers, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Syndication Agent, Deutsche Bank Securities Inc., as Documentation Agent, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.

†10.28	Form of New Refco Group Ltd., LLC Restricted Unit Agreement.
†10.29	Form of Refco 2005 Stock Incentive Plan.
†10.30	Purchase and Sale Agreement, dated as of June 21, 2005, between Refco Group Ltd., LLC and Cargill, Incorporated.
*10.31	Form of Restricted Stock Agreement.
11.1
Statement re Computation of Per Share Earnings (incorporated by reference to the Notes to the Unaudited Pro Forma Consolidated Financial Statements of Income included in Part I of this Registration Statement).
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP).
†23.2	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
†24.1	Power of Attorney.

*
To be filed by amendment.

†
Previously filed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
    New Refco Group Ltd., LLC

        We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of New Refco Group Ltd., LLC (the "Successor") and subsidiaries and the consolidated financial statements of Refco Group Ltd., LLC (the "Predecessor") and subsidiaries referred to in our respective reports dated May 24, 2005, (except for Note H(1)(i) as to which the date is July 19, 2005) which are included in the Prospectus constituting Part I of this Registration Statement. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules I and II listed in Item 16 are presented for purposes of additional analysis and are not a required part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

New York, New York
May 24, 2005 (except for Note H(1)(i) as
to which the date is July 19, 2005)

Schedule I

Condensed Financial Information of New Refco Group Ltd., LLC

NEW REFCO GROUP LTD., LLC
CONDENSED BALANCE SHEETS
(Parent Company Only)

	Successor February 28, 2005	Predecessor February 29, 2004
	(in thousands)
Receivables from broker-dealers, clearing organizations and customers	$—	$314,279
Investment in and advances to subsidiaries	152,750	1,131,766
Other assets	—	58,612

Total assets	$152,750	$1,504,657

Liabilities
Short-term borrowings, including current portion of long-term borrowings	$—	$68,000
Payable to customers	—	465,681
Accounts payable, accrued expenses and other liabilities	2,500	23,392
Long-term borrowings	—	315,500
Subordinated debt	—	16,000

Total liabilities	2,500	888,573
Members' equity	150,250	616,084

Total liabilities and members' equity	$152,750	$1,504,657

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC
CONDENSED STATEMENTS OF INCOME
(Parent Company Only)

	Successor	Predecessor
	Period from August 6, 2004 through February 28, 2005		Year Ended
		Period from March 1, 2004 through August 5, 2004
			February 29, 2004	February 28, 2003
		(in thousands)
Revenues
Interest	$—	$5,789	$15,037	$34,908
Other	—	639	—	5,007

Total revenues	—	6,428	15,037	39,915

Expenses
Interest	—	20,212	40,404	46,667
Employee compensation and benefits	—	2,136	4,636	6,479
General, administrative and other	—	6,964	18,856	60,850

Total expenses	—	29,312	63,896	113,996

Equity in net income of subsidiaries	78,308	120,863	237,289	214,201
Income before provision for income taxes	78,308	97,979	188,430	140,120
Provision for income taxes	—	—	—	—

Net income	$78,308	$97,979	$188,430	$140,120

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC
CONDENSED STATEMENTS OF CASH FLOWS
(Parent Company Only)

		Predecessor
	Successor		Year Ended
	Period from August 6, 2004 through February 28, 2005	Period from March 1, 2004 through August 5, 2004	February 29, 2004	February 28, 2003
		(in thousands)
Net cash generated from (used in) operating activities	$2,500	$590,536	$387,774	$(54,500)
Cash flows from investing activities
Payment of acquisition fees	—	(3,536)	—	—

Net cash used in investing activities	—	(3,536)	—	—

Cash flows from financing activities
Issuance of long-term debt	—	—	—	222,500
Repayment of long-term borrowings	—	(37,000)	(68,000)	(68,000)
Payment for redemption of preferred securities issued by subsidiaries	—	—	(199,774)	—
Purchase of Class A Units	(2,500)	—	—	—
Distribution of cash	—	(550,000)	—	—
Capital withdrawals	—	—	(120,000)	(100,000)

Net cash (used in) provided by financing activities	(2,500)	(587,000)	(387,774)	54,500

Net increase in cash and cash equivalents	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

NEW REFCO GROUP LTD., LLC
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Parent Company Only)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

        The condensed unconsolidated financial statements of New Refco Group Ltd., LLC (the "Parent Company") should be read in conjunction with the consolidated financial statements of New Refco Group Ltd., LLC and subsidiaries (collectively the "Consolidated Company") and the notes thereto. Equity in net assets of subsidiaries (investments in affiliates) is accounted for in accordance with the equity method of accounting.

        For purposes of identification and description, Refco Group Ltd., LLC is referred to as the "Predecessor" for the period prior to the Transactions, and New Refco Group Ltd., LLC is referred to as the "Successor" for the period subsequent to the Transactions. New Refco Group Ltd., LLC is the direct parent of Refco Group Ltd., LLC.

The Transactions

        On June 8, 2004, THL Refco Acquisition Partners entered into an equity purchase and merger agreement with Refco Group Ltd., LLC, Refco Group Holdings, Inc. ("RGHI") and certain other parties, which was amended on July 9, 2004 (the "Purchase Agreement"). The Purchase Agreement provided for a series of transactions that resulted in New Refco Group Ltd., LLC ("New Refco") becoming Refco Group Ltd., LLC's parent and THL Refco Acquisition Partners and its affiliates and co-investors acquiring a 56.7% interest in the Company, based on a valuation of the Company of $2.3 billion, following the closing of the Transactions on August 5, 2004. THL Refco Acquisition Partners and its affiliates are affiliates of Thomas H. Lee Partners, L.P. Thomas H. Lee Partners, L.P. is a leading private equity firm focused on identifying and acquiring substantial ownership stakes in mid-to large-cap growth companies.

        For information on other significant accounting policies, refer to the notes to the consolidated financial statements of the Consolidated Company.

NOTE B—SHORT-TERM BORROWINGS, LONG-TERM BORROWINGS AND OTHER BORROWINGS

Short-term borrowings

        Short-term borrowings represent the portion of long-term borrowings maturing within one year and certain long-term borrowings that may be payable within one year at the option of the holder. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

        Bank loans are generally from major money center banks and are primarily payable on demand. Interest is paid at prevailing short-term market rates. The Parent Company enters into loan agreements with banks, which may be collateralized by letters of credit or other forms of collateral. Generally, the amounts pledged represent the underlying collateral for the Parent Company's receivables from customers.

        Short-term borrowings at year end are set forth below:

	February 28, 2005	February 29, 2004
	(in thousands)
Bank loans	$—	$20,890
Current portion of long-term borrowings	—	68,000

Total	$—	$88,890

Long-term borrowings

        Long-term borrowings of $383.5 million for 2004 represents unsecured syndicated senior notes with major financial institutions. Long-term borrowings consist of the following loans:

	February 28, 2005	February 29, 2004	Maturity Date	Interest Date
	(in thousands)
Senior Notes
Series A Senior Notes 2004	$—	$17,000	2004	7.18%
Senior Notes 2005	—	74,000	2005	9.18%
Series B Senior Notes 2006	—	14,000	2006	7.42%
Senior Notes 2007	—	56,000	2007	8.85%
Series A Senior Notes 2007	—	100,000	2007	5.99%
Series B Senior Notes 2009	—	122,500	2009	6.60%

	$—	$383,500

        The table below sets out the maturities of the Parent Company's long-term borrowings.

	Year Ended
	February 28, 2005	February 29, 2004
	(in thousands)
2004	$—	$—
2005	—	68,000
2006	—	51,000
2007	—	28,000
2008	—	114,000
2009	—	—
2010 and thereafter	—	122,500

Total Senior Note Liabilities	$—	$383,500
Less:
Portion included within short-term borrowings	—	68,000

Total Long-term Senior Note Liabilities	$—	$315,500

        The long-term borrowings were subject to acceleration in the event of a change in control and were repaid in full in connection with the Transactions on August 5, 2004.

Other borrowings

        Subordinated debt of $16.0 million for the year ended February 29, 2004, included in the condensed balance sheets, consists of a subordinated loan from a member. The subordinated debt outstanding at February 29, 2004 bears interest at the prime rate and matures June 1, 2005. For the year ended February 29, 2004, the weighted-average interest rate on the subordinated debt was 4.08%. Subordinated debt is subordinated to the claims of present and future general creditors. The subordinated debt was repaid in full in connection with the Transactions on August 5, 2004.

Contractual debt commitments

        The Parent Company's contractual debt commitments are governed by certain agreements which require that the Consolidated Company maintain specified levels of liquidity, net worth, funded debt to cash flow and cash flow to interest coverage.

NOTE C—CLASS A AND B UNITS

        On August 5, 2004, the Parent Company authorized 101.0 million Class A Units and issued 100.3 million Class A Units and 7.0 million Class B Units and issued 4.4 million Class B Units, valued at $0.83 per unit, to the Consolidated Company's employees. The Class A and Class B units generally have identical rights and preferences, except the Class B Units are non-voting and have different rights as to certain distributions than the Class A Units.

        The Parent Company repurchased 0.3 million of its Class A Units on October 5, 2004 for $2.5 million, which has been reported as a reduction in members' equity. As of February 28, 2005, the Parent Company had 100.0 million Class A Units outstanding.

        One half of the Class B Units (the "Non Performance-Based Units") will vest 25% on each of February 28, 2005, February 28, 2006, February 28, 2007 and February 29, 2008. The other half of the Class B Units (the "Performance Units") will vest based upon the Consolidated Company's achievement of EBITDA targets as defined in the agreements set forth for each of the Consolidated Company's fiscal years ended February 28, 2005, February 28, 2006, February 28, 2007 and February 29, 2008. Any unvested Performance Units will vest automatically and immediately on the eighth anniversary date from the date of issuance if employees remain employed on a full-time basis.

        On October 31, 2004, the Parent Company declared a 202,551.721-for-one split of its Class A and Class B units (the "Unit Split"'). The Unit Split entitled each Unit holder to receive an additional 202,550.721 units for every outstanding Class A and Class B unit held on that date. All units included in the accompanying consolidated financial statements for all periods presented have been adjusted to retroactively reflect the Unit Split.

        On October 31, 2004, November 10, 2004 and November 19, 2004, the Parent Company issued 1,818,655.1, 40,000 and 20,000 additional Class B Units, respectively, to the Consolidated Company's employees and members of its board of managers. The units issued to the members of the Parent Company's board of managers are all Non Performance-Based Units and will vest 25% on each of February 28, 2005, February 28, 2006, February 28, 2007 and February 29, 2008. The fair value of the additional units is $1.32 per unit.

        On December 6, 2004, the Parent Company issued 690,000 Class B Units to its Chief Financial Officer pursuant to a restricted unit agreement. One half of the Class B Units are Non-Performance-Based Units and the other half are Performance Units. Any unvested Performance Units will vest automatically and immediately on the eighth anniversary date from the date of issuance if the employee remains employed on a full-time basis. The fair value of the additional units is $3.15 per unit.

NOTE D—FAIR VALUE OF FINANCIAL INSTRUMENTS

        Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, requires the Parent to report the fair value of financial instruments, as defined.

        Assets and liabilities, recorded at contractual amounts, that approximate market or fair value include Short-term borrowings and Payable to customers. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

        The Parent Company's long-term debt is recorded at historical amounts which could differ from fair value as a result of changes in the Company's market rates.

        The following table provides a summary of the fair value of the Parent Company's long-term borrowings. The fair value of the Parent's long-term borrowings was estimated using either quoted market prices or discounted cash flow analyses based on the Parent Company's current borrowing rates for similar types of borrowing arrangements.

	February 28, 2005	February 29, 2004
	(in thousands)
Carrying value of long-term borrowings	$—	$383,500
Fair value of long-term borrowings	—	399,990

        All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Schedule II

New Refco Group Ltd., LLC
Valuation and Qualifying Accounts and Reserves

	Reserve against Receivables from Customers
	Balance at Beginning of Period	Charged to Income	Write offs	Balance at End of Period
	(in thousands)
For the year ended February 28, 2005(1)	$65,200	$10,996	$(15,006)	$61,190

For the year ended February 29, 2004	$42,700	$22,500	$—	$65,200

For the year ended February 28, 2003	$27,200	$15,500	$—	$42,700

(1)
Write-offs of reserves against receivables from customers were recognized during the quarter ended February 28, 2005.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
Our Company
Our Competitive Strengths
Our Business Strategy
Our Businesses
Recent Transactions
Our Executive Offices
The Offering
Summary Historical and Pro Forma Consolidated Financial Data
RISK FACTORS
Risks Relating to Our Company
Risks Related to Our Substantial Indebtedness
Risks Relating to Our Common Stock and this Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Refco Inc. and Subsidiaries Unaudited Pro Forma Consolidated Balance Sheet as of May 31, 2005 (in thousands)
Notes to Unaudited Pro Forma Consolidated Balance Sheet
Refco Inc. and Subsidiaries Unaudited Pro Forma Condensed Consolidated Statements of Income Year ended February 28, 2005 (in thousands, except per share data)
Refco Inc. and Subsidiaries Unaudited Pro Forma Condensed Consolidated Statement of Income Three Months ended May 31, 2005 (in thousands, except per share data)
Notes to Unaudited Pro Forma Consolidated Statements of Income
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
Futures and Options Trading Volume on Global Derivatives Exchanges (Contract amounts in millions)
BUSINESS
Fiscal Year 2005 Prime Brokerage/Capital Markets Revenue Breakdown
MANAGEMENT
Summary Compensation Table
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
GLOSSARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NEW REFCO GROUP LTD., LLC AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Condensed Financial Information of New Refco Group Ltd., LLC
NEW REFCO GROUP LTD., LLC CONDENSED BALANCE SHEETS (Parent Company Only)
NEW REFCO GROUP LTD., LLC CONDENSED STATEMENTS OF INCOME (Parent Company Only)
NEW REFCO GROUP LTD., LLC CONDENSED STATEMENTS OF CASH FLOWS (Parent Company Only)
NEW REFCO GROUP LTD., LLC NOTES TO CONDENSED FINANCIAL STATEMENTS (Parent Company Only)
New Refco Group Ltd., LLC Valuation and Qualifying Accounts and Reserves